FET RESOURCES LTD.

08001618

SEC
Mail Processing
Section

MAR 3 1 2008

Washington, DC
101

SUPPL

March 25, 2008

Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street NW
Washington, DC 20549

Dear Sir or Madam:

RE: Focus Energy Trust ("Focus") and FET Resources Ltd.
File no. 82-~~343761~~ ~~343~~ 34710
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the following documents of Focus:

Material Change Report	February 22, 2008
Notice of Change in Corporate Structure	February 15, 2008
Supplemental Trust Indenture	February 14, 2008
Press Release – Closing of Merger	February 13, 2008
Press Release - Securityholder and Court Approval of Merger	February 13, 2008
Report of Voting Results	February 12, 2008
News Release – Unitholder Tax Information	February 8, 2008
Form of Proxy	January 7, 2008
Notice of Meeting and Plan of Arrangement	January 7, 2008
Letter of Transmittal and Election Form	January 7, 2008
Voting Direction for Unitholders	January 7, 2008
National Instrument 54 – 101	January 7, 2008
Press Release – Cash Distributions	December 19, 2007
Press Release – Cash Distributions	December 17, 2007
Notice of Meeting and Record Date	December 14, 2007
Material Change Report	December 11, 2007
Press Release – Announcement of Merger	December 3, 2007
Unit Award Incentive Plan	November 29, 2007
Press Release – Cash Distributions	November 15, 2007
Certificate of Interim Filings - CEO	November 13, 2007
Certificate of Interim Filings - CFO	November 13, 2007
Q3 Interim Report	November 13, 2007
Press Release - Cash Distributions	October 10, 2007
Press Release – Cash Distributions	September 17, 2007
Press Release – Cash Distributions	August 15, 2007

PROCESSED
APR 0 4 2008
THOMSON
FINANCIAL

dlw 4/2

Suite 3300, 205 5th Avenue SW, Calgary, Alberta T2P 2V7
www.focusenergytrust.com Tel: (403) 781-8409 Fax: (403) 781-8408 Email: investors@focusenergytrust.com

FET RESOURCES LTD.

Certificate of Interim Filings - CEO	August 14, 2007
Certificate of Interim Filings CFO	August 14, 2007
Q2 Interim Report	August 14, 2007

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

FOCUS ENERGY TRUST / FET RESOURCES LTD.

CAROL KNUDSEN
Manager, Human Resources & Investor Relations

CK:ld
Enclosures

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Focus Energy Trust ("**Focus**")
3000, The Dome Tower
333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

2. **Date of Material Change:**

February 13, 2008

3. **News Release:**

A joint press release was issued by Focus and Enerplus Resources Fund ("**Enerplus**") on February 13, 2008 and disseminated through the facilities of CNW Group and would have been received by the Securities Commissions where Focus is a reporting issuer in the normal course of its dissemination.

4. **Summary of Material Change:**

On February 13, 2008, Enerplus and Focus completed a plan of arrangement (the "**Arrangement**") resulting in Enerplus' acquisition of Focus. All of the trust units of Focus (other than two units held by Enerplus) were redeemed under the Arrangement.

5. **Full Description of Material Change:**

5.1 Full Description of Material Change:

On February 13, 2008, Enerplus and Focus completed the Arrangement resulting in Enerplus' acquisition of Focus. All of the trust units of Focus (other than two units held by Enerplus) were redeemed under the Arrangement.

Under the Arrangement, Focus unitholders received 0.425 of an Enerplus trust unit ("**Enerplus Units**") for each Focus trust unit. The holders of Class B units of Focus Limited Partnership ("**Focus Exchangeable LP Units**") did not exchange their Focus Exchangeable LP Units for Enerplus Units pursuant to the Arrangement, but following the Arrangement, the Focus Exchangeable LP Units are exchangeable for Enerplus Units on the basis of 0.425 of an Enerplus Unit for each Focus Exchangeable LP Unit, and the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units have been similarly adjusted in accordance with such exchange ratio.

As a result of the Arrangement, the Focus trust units were delisted from the Toronto Stock Exchange ("**TSX**") at the close of trading on February 19, 2008. The Enerplus Units continue to trade on the TSX under the symbol "ERF.UN" and on the New York Stock Exchange under the symbol "ERF".

5.2 Disclosure for Restructuring Transactions:

Not Applicable.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Executive Officer:**

David A. McCoy, Vice President, General Counsel & Corporate Secretary of EnerMark Inc., the administrator of Enerplus, as successor to Focus.

Telephone: (403) 298-2200

Facsimile: (403) 298-2211

9. **Date of Report:**

February 22, 2008

FOCUS ENERGY TRUST

NOTICE PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

DELIVERED VIA SEDAR

February 15, 2008

TO: The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Re: Focus Energy Trust ("Focus") – Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 *Continuous Disclosure Obligations*, Enerplus Resources Fund ("Enerplus"), as successor to Focus, hereby confirms the following.

Capitalized terms used herein and not otherwise defined shall have the same meaning as those given to them in the Information Circular and Proxy Statement of Focus dated December 21, 2007 (the "Information Circular").

Names of the parties to the transaction

Focus, Enerplus, EnerMark Inc., FET Resources Ltd., Enerplus Finance Limited Partnership, FET ExchangeCo Ltd., FET Management Ltd., Focus Commercial Trust, Focus Limited Partnership ("Focus LP") and Focus Securityholders completed a plan of arrangement (the "Arrangement") pursuant to Section 193 of the *Business Corporations Act* (Alberta).

Description of the transaction

The Arrangement resulted in the combination of Enerplus and Focus with the combined trust continuing as Enerplus Resources Fund.

Pursuant to the Arrangement, Focus Unitholders received, for each Focus Unit held, 0.425 of an Enerplus Unit.

Holders of Class B units of Focus Limited Partnership ("Focus Exchangeable LP Units") did not exchange their Focus Exchangeable LP Units for Enerplus Units pursuant to the Arrangement, but following the Arrangement, the Focus Exchangeable LP Units are exchangeable for Enerplus Units on the basis of 0.425 of an Enerplus Unit for each Focus Exchangeable LP Unit and the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units will be similarly adjusted in accordance with such exchange ratio.

For additional information relating to the Arrangement, please refer to the Information Circular.

Effective date

The Arrangement was completed effective February 13, 2008.

Reporting issuers

An application for Focus to be deemed to have ceased to be a reporting issuer in each of the Provinces of Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Newfoundland and Labrador, New Brunswick, Prince Edward Island and Nova Scotia will be made pursuant to applicable securities laws of such provinces. Notice will also be given to the British Columbia Securities Commission that Focus will cease to be a reporting issuer in the province of British Columbia.

Enerplus continues to be a reporting issuer in all of the Provinces and Territories in Canada.

Date of first financial year-end

Not applicable.

Interim and annual financial statements required to be filed

Not applicable.

Documents filed

Not applicable.

SUPPLEMENTAL TRUST INDENTURE

THIS SUPPLEMENTAL TRUST INDENTURE is made the 13th day of February, 2008.

BETWEEN:

FET RESOURCES LTD., a body corporate incorporated under the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta ("**FET**")

AND:

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta, with an office in the City of Calgary, in the Province of Alberta, in its capacity as trustee of Focus Energy Trust (the "**Trustee**")

WHEREAS the Trustee is the trustee of Focus Energy Trust ("**Focus**") under the terms of a trust indenture dated as of the 15th day of July, 2002, between Storm Energy Inc., the settlor of Focus, and the Trustee (the "**Trust Indenture**");

AND WHEREAS Focus, FET, Enerplus Resources Fund ("**Enerplus**") and EnerMark Inc. are parties to an arrangement agreement dated effective December 2, 2007 (the "**Arrangement Agreement**") pursuant to which they have agreed to implement a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) substantially in the form set out in Exhibit A to the Arrangement Agreement as amended or supplemented from time to time in accordance with Article 6 of such plan and Article 7 of the Arrangement Agreement (the "**Plan of Arrangement**") to provide for the business combination of Focus and Enerplus;

AND WHEREAS at a meeting of Focus Securityholders held on February 12, 2008, a special resolution was passed approving the Arrangement and all transactions contemplated therein including, without limitation, certain amendments to the Trust Indenture contemplated by the Plan of Arrangement (the "**Trust Indenture Amendments**");

AND WHEREAS FET and the Trustee wish to enter into this Supplemental Indenture to give effect to the Trust Indenture Amendments effective as of the Effective Time;

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Supplemental Indenture, including the recitals hereto, unless the context otherwise requires, capitalized terms shall have the meanings ascribed thereto in the Arrangement Agreement or the Plan of Arrangement, as applicable.

1.2 Incorporation into Trust Indenture

The parties agree that the Trust Indenture shall be amended as set out herein and that henceforth this Supplemental Indenture and the Trust Indenture shall form one and the same instrument.

ARTICLE 2
AMENDMENTS TO TRUST INDENTURE

2.1 Amendments

In order to give effect to the Plan of Arrangement, effective as of the Effective Time, and notwithstanding any provision of the Trust Indenture to the contrary, the Trust Indenture is hereby amended as follows and each of the events set out below shall be deemed to occur without any further act or formality:

(a) in accordance with and at such time as Subsection 3.1(b) of the Plan of Arrangement is deemed to occur in accordance with the terms of the Plan of Arrangement, the Focus Units held by Dissenting Securityholders shall be deemed to have been transferred to Focus (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Focus Unitholders other than the right to be paid the fair value of their Focus Units in accordance with Article 4 of the Plan of Arrangement;

(b) in accordance with and at such time as Subsection 3.1(e) of the Plan of Arrangement is deemed to occur in accordance with the terms of the Plan of Arrangement and subject to Section 3.3 of the Plan of Arrangement, the Focus Units held by each Focus Unitholder who so elects in a Filed Letter of Transmittal with respect to such Focus Units shall be transferred to, and acquired by, AmalgamationCo free and clear of all liens, claims and encumbrances in exchange for the transfer of Enerplus Units to the Focus Unitholder by AmalgamationCo on the basis of 0.425 of an Enerplus Unit for each one (1.0) Focus Unit held, subject to the rounding provisions of this Plan of Arrangement; and

(c) in accordance with and at such time as Subsection 3.1(k) of the Plan of Arrangement is deemed to occur in accordance with the terms of the Plan of Arrangement, all of the issued and outstanding Focus Units (other than the two (2.0) Focus Unit held by Enerplus) shall be redeemed in exchange for all but one (1.0) of the Enerplus Units held by Focus and, upon such redemption the Enerplus Units shall be distributed by Focus to the Focus Unitholders on the basis of 0.425 of an Enerplus Unit for each one (1.0) Focus Unit held, subject to the rounding provisions of the Plan of Arrangement.

2.2 Further Amendments

In addition to the foregoing amendments, effective as of the Effective Time and notwithstanding any provision of the Trust Indenture to the contrary, the Trust Indenture shall be deemed to be further amended to the extent necessary in order to facilitate and give effect to the Plan of Arrangement without any further act or formality.

2.3 Facilitation of Plan of Arrangement

FET shall be authorized and directed to execute and deliver all manner of documents and instruments and do all things as are necessary or desirable in the opinion of FET to effect the Plan of Arrangement.

ARTICLE 3
GENERAL

3.1 Confirmation

The Trust Indenture, as amended hereby, shall in all other respects remain in full force and effect.

3.2 Counterparts

This Supplemental Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument which shall be sufficiently evidenced by any of such original counterparts.

3.3 **Governing Law**

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. The parties hereby irrevocably submit to the jurisdiction of the courts of the Province of Alberta.

IN WITNESS WHEREOF, each of the parties has caused this Indenture to be duly executed as of the day and year first written above.

FET RESOURCES LTD.

Per: *"Derek Evans"*
Name: Derek Evans
Title: President and Chief Executive Officer

VALIANT TRUST COMPANY, in its capacity as trustee of Focus Energy Trust

Per: *"Philip Menard"*
Name: Philip Menard
Title: Director, Client Services

Per: *"Concepcion Jalbuena"*
Name: Concepcion Jalbuena
Title: Manager, Income Trusts

82-34761

enerPLUS

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

FOCUS ENERGY TRUST

Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary Alberta
T2P 2V7
Telephone: (403)781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

February 13, 2008
FOR IMMEDIATE RELEASE

Enerplus Resources Fund
TSX – ERF.un/NYSE – ERF
Focus Energy Trust
TSX – FET.un

ENERPLUS AND FOCUS ANNOUNCE CLOSING OF STRATEGIC MERGER

Calgary – Enerplus Resources Fund ("Enerplus") and Focus Energy Trust ("Focus") are pleased to announce that the merger of Enerplus and Focus pursuant to a plan of arrangement (the "Arrangement") was completed today.

The combination of Focus and Enerplus has created a large oil and gas producer that possesses high quality, long life assets with an extensive portfolio of resource play opportunities in shallow natural gas, Bakken light oil, crude oil waterfloods, deep tight gas and the oil sands. Enerplus Unitholders will enjoy a diversified and balanced portfolio of oil and gas assets producing approximately 100,000 BOE/day with a proved plus probable reserve life index of approximately 14 years. At this time we are pleased to announce that over 90% of Focus employees excluding executives will be joining the Enerplus organization, providing continuity in the management of the Focus assets. Production levels and capital spending activities continue to be in line with our previous estimates and we believe that all unitholders will benefit from the combination of Focus and Enerplus through a larger, strong and more efficient trust. Additional benefits are expected to be derived from increased liquidity and a strong balance sheet that will facilitate further expansion of operations and which is anticipated to receive increased attention in both equity and debt capital markets.

Under the Arrangement, Focus Unitholders received 0.425 of an Enerplus trust unit for each Focus trust unit exchanged. This transaction is expected to be completed on a tax-deferred basis for Canadian resident Focus Unitholders although they were permitted to elect to participate in the transaction on a taxable basis for Canadian federal income tax purposes. Holders of Focus Limited Partnership Class B units ("Focus Exchangeable LP Units") did not exchange their Focus Exchangeable LP Units for Enerplus trust units pursuant to the Arrangement, but following the Arrangement, the Focus Exchangeable LP Units are now exchangeable for Enerplus trust units on the basis of 0.425 of an Enerplus trust unit for each Focus Exchangeable LP Unit. The voting rights attached to and cash distributions made on the Focus Exchangeable LP Units will be similarly adjusted in accordance with such exchange ratio.

Focus securityholders of record on January 31, 2008 will still receive the scheduled Focus distribution on February 15, 2008 of $0.14 per Focus trust unit and Focus LP Exchangeable Unit. The first distribution that former Focus securityholders will be eligible to receive from Enerplus will be the distribution payable on or about March 20, 2008 to Enerplus Unitholders and Focus Exchangeable LP Unitholders of record on March 10, 2008.

As previously announced by Focus, the Focus Dividend Reinvestment Plan ("DRIP") was suspended such that the cash distribution to be paid on February 15, 2008 to holders of record on January 31, 2008 is not be eligible for reinvestment under the Focus DRIP. As the Arrangement has been completed, the Focus DRIP has been terminated. Former Focus Unitholders who are resident in Canada and who are interested in participating in the Enerplus DRIP should contact their broker, investment dealer, financial institution or other nominee through which their Enerplus Units are held. If you are a registered unitholder,

you must complete and deliver an authorization form found on our website at www.enerplus.com and submit it to CIBC Mellon Trust Company with instructions on how you wish to participate in the Enerplus DRIP.

In conjunction with the closing of the acquisition, Enerplus has increased the size of its syndicated bank credit facility by $400 million to $1.4 billion. The facility continues to be unsecured, covenant based with a revolving three-year term.

For further information, please contact Enerplus Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

- 30 -

Advisory Regarding Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "potential", "may", "will", "project", "should", "believe", "plans", "designed", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the tax treatment of the business combination for Focus securityholders, the combined trust's petroleum and natural gas production, reserves and resources, reserve life index, business strategy, future expansion, development and growth opportunities, prospects and asset base (including oil sands development opportunities) and the anticipated benefits from the transaction (including improved operating efficiencies and synergies, enhanced liquidity, the strength of Enerplus' balance sheet and increased investor attention).

The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Enerplus and Focus, including expectations and assumptions concerning: prevailing commodity prices and exchange rates; applicable royalty rates and tax laws; future well production rates; reserve and resource volumes; the performance of existing wells; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services and the ability of Enerplus to expand its operations as anticipated. Although Enerplus and Focus believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Enerplus and Focus can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to the risks associated with the oil and gas industry in general such as: operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation or petroleum and natural gas and loss of markets; environmental risks; competition; uninsurable losses; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources and changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations. There are risks also inherent in the nature of the business combination of Enerplus and Focus, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and the proposed income tax treatment of the transaction for Focus securityholders. Accordingly readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Enerplus are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and in the case of Enerplus, on the SEC's website (www.sec.gov) or, in the case of Enerplus, at Enerplus' website (www.enerplus.com).

The forward-looking statements and information contained in this press release are made as of the date hereof and Enerplus and Focus undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

enerPLUS

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

FOCUS ENERGY TRUST

Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary Alberta
T2P 2V7
Telephone: (403)781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

February 12, 2008
FOR IMMEDIATE RELEASE

Enerplus Resources Fund
TSX – ERF.un/NYSE – ERF
Focus Energy Trust
TSX – FET.un

ENERPLUS AND FOCUS ANNOUNCE FOCUS SECURITYHOLDER AND COURT APPROVAL OF STRATEGIC MERGER

Calgary – Enerplus Resources Fund ("Enerplus") and Focus Energy Trust ("Focus") are pleased to announce that the Plan of Arrangement (the "Arrangement") related to the strategic merger of Enerplus and Focus was approved today at the Special Meeting of Focus Unitholders, with 99.8 percent of the aggregate votes cast by Focus Unitholders and holders of Focus Limited Partnership Class B units ("Focus Exchangeable LP Units") at the Special Meeting cast in favour of the Arrangement. The Alberta Court of Queen's Bench also granted the Final Order required in connection with the Arrangement. Subject to satisfaction of standard closing conditions, the combination of Focus and Enerplus is expected to become effective on February 13, 2008.

Under the Arrangement, Focus Unitholders will receive 0.425 of an Enerplus trust unit for each Focus trust unit exchanged. Holders of Focus Exchangeable LP Units will not exchange their Focus Exchangeable LP Units for Enerplus trust units pursuant to the Arrangement, but following the Arrangement, the Focus Exchangeable LP Units will be exchangeable for Enerplus trust units on the basis of 0.425 of an Enerplus trust unit. The voting rights attached to and cash distributions made on the Focus Exchangeable LP Units will be similarly adjusted in accordance with the exchange ratio. On completion of the combination, current Enerplus unitholders will own approximately 79 percent and former Focus securityholders will own approximately 21 percent of the combined trust. This transaction is expected to be tax-deferred for Canadian resident Focus unitholders although they were permitted to elect to participate in the transaction on a taxable basis for Canadian federal income tax purposes.

For further information, please contact:

Enerplus Resources Fund
Suite 3000, 333 – 7th Avenue SW
Calgary, AB T2P 2Z1

Tel: 403-298-2200
Fax: 403-298-2211
Toll Free (North America): 1-800-319-6462
Email: investorrelations@enerplus.com
Website: www.enerplus.com

Focus Energy Trust
Suite 3300, 205 – 5th Avenue SW
Calgary, AB T2P 2V7

Tel: 403-781-8409
Fax: 403-781-8408
Email: investors@focusenergytrust.com
Website: www.focusenergytrust.com

Advisory Regarding Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "potential", "may", "will", "project", "should", "believe", "plans", "designed", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward looking statements and information concerning the expected completion of the business combination of Enerplus and Focus and the anticipated timing thereof and the tax treatment of the business combination for Focus securityholders.

The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Enerplus and Focus, including expectations and assumptions concerning the satisfaction of conditions to closing the business combination and the tax treatment of the business combination for Focus securityholders. Although Enerplus and Focus believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Enerplus and Focus can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Enerplus and Focus have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including the need for additional time to satisfy the conditions to the completion of the transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Enerplus, Focus or the combined trust are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and in the case of Enerplus, on the SEC's website (www.sec.gov) or, in the case of Enerplus, at Enerplus' website (www.enerplus.com), and in the case of Focus, at Focus' website (www.focusenergytrust.com).

The forward-looking statements and information contained in this press release are made as of the date hereof and Enerplus and Focus undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOCUS ENERGY TRUST

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the special meeting of holders of trust units of Focus Energy Trust ("**Focus**") and holders of Class B exchangeable partnership units of Focus Limited Partnership ("**Focus LP**") held on February 12, 2008 (the "**Meeting**"), the following sets forth a brief description of the matters which were voted upon at such Meeting and the outcome of the vote:

Description of Matter	Outcome of Vote	Votes For	Votes Against
Special resolution to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), in the form attached as Appendix A to the information circular and proxy statement of Focus dated December 20, 2007 (the "**Information Circular**").	Passed	43,933,057 (99.8%)	88,926 (0.2%)
Ordinary resolution to approve certain amendments to Focus' Trust Unit Rights Incentive Plan as set forth in the Information Circular.	Passed	43,603,328 (98%)	818,238 (2%)

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST RELEASES 2007 TAX INFORMATION FOR CANADIAN AND U.S. RESIDENT UNITHOLDERS

Calgary, February 8, 2008 — Focus Energy Trust is pleased to provide 2007 tax information for its Canadian and U.S. resident unitholders.

2007 CANADIAN TAX INFORMATION

The following information is intended to assist Canadian holders of trust units of Focus Energy Trust (FET.UN – TSX) in the preparation of their 2007 T1 Income Tax Return. This summary is directed to a unitholder who, for purposes of the Income Tax Act (Canada), is a resident of Canada and holds the units as capital property. Other unitholders are advised to consult with their tax advisor concerning their circumstances.

Trust Units held within an RRSP, RRIF or DPSP

NO AMOUNTS are to be reported on the 2007 income tax return where trust units are held within a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Deferred Profit Savings Plan (DPSP), or any other such registered plans.

Trust Units held outside of an RRSP, RRIF or DPSP

If the trust unit is held through a broker or other intermediary then the unitholder will receive a T3 Supplementary slip directly from the broker or intermediary, not from the transfer agent (Valiant Trust Company) or from Focus, no later than February 29, 2008.

If the unitholder is a registered holder then the unitholder will receive a T3 Supplementary slip directly from Valiant Trust Company.

The amount reported in Box (26) on the T3 Supplementary slip, "Other Income", should be reported on the 2007 T1 Income Tax Return.

Taxable Income Allocated to Unitholders for 2007 and Taxation Treatment

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the unitholders. Distributions paid to the unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns.

For those unitholders who held their Focus Energy Trust units outside of a registered plan, the income portion is reported in Box (26) of the T3 Supplementary slip, "Other Income", and should be reported on the 2007 T1 Income Tax Return.

The following table outlines the breakdown of cash distributions per unit paid by Focus Energy Trust with respect to record dates for the period January 31 to December 31, 2007.

Record Date	Payment Date	Distribution Paid	Taxable Income (Box 26 Other Income)	Tax Deferred Amount (Box 42 Return of Capital)
January 31, 2007	February 15, 2007	$0.14	$0.14	$0.00
February 28, 2007	March 15, 2007	$0.14	$0.14	$0.00
March 31, 2007	April 16, 2007	$0.14	$0.14	$0.00
April 30, 2007	May 15, 2007	$0.14	$0.14	$0.00
May 31, 2007	June 15, 2007	$0.14	$0.14	$0.00
June 30, 2007	July 16, 2007	$0.14	$0.14	$0.00
July 31, 2007	August 15, 2007	$0.14	$0.14	$0.00
August 31, 2007	September 17, 2007	$0.14	$0.14	$0.00
September 29, 2007	October 15, 2007	$0.14	$0.14	$0.00
October 31, 2007	November 15, 2007	$0.14	$0.14	$0.00
November 30, 2007	December 17, 2007	$0.14	$0.14	$0.00
December 31, 2007	January 15, 2008	$0.14	$0.14	$0.00
	Total	**$1.68**	**$1.68**	**$0.00**

Adjusted Cost Base

In most circumstances, the return of capital portion will reduce the unitholder's adjusted cost base of their Focus Energy Trust units. Since the return of capital for 2007 is nil, there should be no effect on the adjusted cost base.

2007 U.S. TAX INFORMATION

The following information is being provided to assist U.S. individual unitholders ("U.S. Unitholders") of Focus Energy Trust ("Focus") in reporting distributions received from Focus during 2007 on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return ("Form 1040") for 2007.

Focus has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS on these matters.

Qualified Dividends

In consultation with its U.S. tax advisors, Focus believes that its trust units ("Trust Units") should be properly classified as equity in a corporation, rather than debt, and that dividends paid to U.S. Unitholders should be "qualified dividends" for U.S. federal income tax purposes. As such, the portion of the distributions made during 2007 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.

Trust Units Held Outside of a Qualified Retirement Plan

With respect to cash distributions paid during the year to U.S. Unitholders, 100 percent should be reported as "qualified dividends".

The portion of the distributions treated as "qualified dividends" should be reported on Line 9b of Form 1040, unless the fact situation of the U.S. Unitholder determines otherwise. Commentary on page 19 of the Form 1040 Instruction Booklet for 2007 with respect to "qualified dividends" provides examples of individual situations where the dividends would not be "qualified dividends". Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported on Schedule B – Part II – Ordinary Dividends and Line 9a of Form 1040.

For U.S. federal income tax purposes, in reporting a return of capital with respect to distributions received, U.S. Unitholders are required to reduce the cost base of their Trust Units by the total amount of distributions received that represent a return of capital. This amount is non-taxable if it is a return of cost base in the Trust Units. A return of capital for U.S. tax purposes is calculated differently than for Canadian tax purposes. For U.S. tax purposes, a return of capital occurs only after all the current and accumulated earnings and profits of a corporation have been distributed. If the full amount of the cost base has been recovered, any further return of capital distributions should be reported as capital gains. Since the return of capital for 2007 is nil, there should be no effect on cost base to U.S. Unitholders.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable.

For Canadian income tax purposes, the distributions are subject to a minimum 15% Canadian withholding tax that is withheld prior to any payments being distributed to Unitholders. Where Trust Units are held in a cash account, we believe the full amount of all withholding tax should be creditable, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld. Where Trust Units are held in a qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes.

The amount of Canadian tax withheld should be reported on Form 1116, "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2007 should be determined from your own records and is not available from Focus. Amounts over withheld, if any, from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the payment was paid.

U.S. Unitholders should report their dividend income and capital gain (if any), and make adjustments to their tax basis in the Trust Units, in accordance with this information and subject to advice from their tax advisors. U.S. Unitholders who hold their Trust Units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. We expect that the stockbroker or other intermediary will issue a Form 1099–DIV, "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. Focus is not required to furnish such U.S. Unitholders with Form 1099-DIV. Information on the Forms 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Forms 1099-DIV.

Trust Units Held Within a Qualified Retirement Plan

There should be no amount that is required to be reported as income on an IRS Form 1040 where the Trust Units are held in a Qualified Retirement Plan.

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Trust Units. Holders or potential holders of Trust Units should consult their tax advisors as to their particular tax consequences of holding Trust Units.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy Trust units trade on the TSX under the symbol FET.UN.

For further information, please contact:

Bill Ostlund
Senior Vice President & Chief Financial Officer
Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Phone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

FORM OF PROXY FOR HOLDERS OF TRUST UNITS OF FOCUS ENERGY TRUST FOR THE SPECIAL MEETING OF FOCUS ENERGY TRUST TO BE HELD ON FEBRUARY 12, 2008

The undersigned holder ("**Unitholder**") of trust units ("**Focus Units**") of Focus Energy Trust ("**Focus**") hereby appoints Derek W. Evans, President and Chief Executive Officer of FET Resources Ltd., ("**FET**") (the administrator of Focus), of the City of Calgary, in the Province of Alberta, or, failing him, William D. Ostlund, the Senior Vice-President and Chief Financial Officer of FET, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "**Focus Meeting**") of Unitholders to be held on February 12, 2008 at 9:00 a.m.. (Calgary time) in the Hamilton Room of the Bow Valley Conference Centre, 205 – 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Focus Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Focus Units represented by this Form of Proxy in the following manner **(check (✓) the appropriate box)**:

1. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated December 21, 2007 (the "**Information Circular**") of Focus, to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) and all transactions contemplated thereby, all as more particularly described in the Information Circular.

2. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing, with or without variation, an ordinary resolution, to amend the trust unit rights incentive plan of Focus as described in the Information Circular.

3. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Focus Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Form of Proxy is solicited on behalf of the management of FET. The Focus Units represented by this Form of Proxy will be voted, and where the Unitholder has specified a choice with respect to the above matters will be voted as directed above, or if no direction is given, will be voted FOR the above matters.

Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for and on the behalf of such Unitholder at the Focus Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee(s) should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of _____________, 2008

____
(Signature of Unitholder)

____
(Name of Unitholder - Please Print)

VOTING OPTIONS AND INSTRUCTIONS FOR REGISTERED UNITHOLDERS

In addition to voting by mail, your voting instructions can also be conveyed by facsimile or over the internet, as described below.

Vote by Mail

1. In order to vote by mail, this Form of Proxy must be dated and signed by the Unitholder, or by his or her attorney authorized in writing, and the signature hereon should be exactly the same as the name in which the Focus Units are registered. If this Form of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. You may send your completed and signed Form of Proxy in the envelope provided.

3. The name of the Unitholder must appear exactly as it is shown on the affixed label. If Focus Units are held jointly, any one of the joint owners may sign.

4. If Focus Units are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign this Form of Proxy exactly as registered. If Focus Units are registered in the name of a deceased or other Unitholder, the Unitholder's name must be printed in the space provided, this Form of Proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the Unitholder must be attached to this Form of Proxy.

5. A Form of Proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by Valiant Trust Company by mail or delivery to its offices at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 not later than 4:30 p.m. (Calgary time) on Friday, February 8, 2008 or the second business day prior to the date of any adjournment of the Focus Meeting.

6. For further information, see "General Proxy Matters" in the Information Circular.

Vote by Facsimile

1. In order to vote by fax, this Form of Proxy must be dated and signed by the Unitholder, or by his or her attorney authorized in writing, and the signature hereon should be exactly the same as the name in which the Focus Units are registered. If this Form of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. The name of the Unitholder must appear exactly as it is shown on the affixed label. If Focus Units are held jointly, any one of the joint owners may sign.

3. If Focus Units are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign this Form of Proxy exactly as registered. If Focus Units are registered in the name of a deceased or other Unitholder, the Unitholder's name must be printed in the space provided, this Form of Proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the Unitholder must be attached to this Form of Proxy.

4. A Form of Proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by Valiant Trust Company by fax in its office located at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 not later than 4:30 p.m. (Calgary time) on Friday February 8, 2008 or the second business day prior to the date of any adjournment of the Focus Meeting.

5. You may send your completed and signed Form of Proxy by facsimile to (403) 233-2857.

6. For further information, see "General Proxy Matters" in the Information Circular.

Vote By Internet

1. You may use the internet site at www.valianttrust.com to transmit your voting instructions. You should have this Form of Proxy in hand when you access the web site. You will be prompted to enter your Control Number, which is located on this Form of Proxy. If you vote by internet, your vote must be received no later than 4:30 p.m. (Calgary time) on Friday, February 8, 2008 or the second business day prior to the date of any adjournment of the Focus Meeting.

2. **This website may be used to appoint a proxy holder (the "proxy holder") to attend and vote on your behalf at the Focus Meeting and to convey your voting instructions. Complete proxy instructions are found in the Information Circular. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, prior to the cut off time noted above. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above.**

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING FOCUS ENERGY TRUST, FET RESOURCES LTD., FOCUS LIMITED PARTNERSHIP, FET MANAGEMENT LTD., FET EXCHANGECO. LTD., FOCUS COMMERCIAL TRUST, ENERPLUS RESOURCES FUND, ENERMARK INC., ENERPLUS FINANCE LIMITED PARTNERSHIP AND FOCUS SECURITYHOLDERS.

THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, CIBC MELLON TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL AND ELECTION FORM ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

FOCUS ENERGY TRUST

LETTER OF TRANSMITTAL AND ELECTION FORM FOR REGISTERED UNITHOLDERS OF FOCUS ENERGY TRUST

Please read the Instructions set out below carefully before completing this Letter of Transmittal and Election Form

TO:	**FOCUS ENERGY TRUST**
TO:	**ENERPLUS RESOURCES FUND**
AND TO:	**CIBC MELLON TRUST COMPANY, AS DEPOSITARY**

This Letter of Transmittal and Election Form is for use by registered holders ("**Focus Unitholders**") of trust units ("**Focus Units**") of Focus Energy Trust ("**Focus**") in connection with the proposed arrangement ("**Arrangement**") involving Focus, FET Resources Ltd. ("**FET**"), Focus Limited Partnership ("**Focus LP**"), FET Management Ltd., ("**FET Management**"), FET ExchangeCo Ltd., ("**FET ExchangeCo**"), Focus Commercial Trust ("**Focus CT**") Enerplus Resources Fund ("**Enerplus**"), EnerMark Inc. ("**EnerMark**"), Enerplus Finance Limited Partnership ("**Enerplus Finance LP**") and Focus Securityholders pursuant to an Arrangement Agreement dated effective December 2, 2007, the full text of which is set out in the Information Circular and Proxy Statement (the "**Information Circular**") of Focus dated December 21, 2007. Pursuant to the Arrangement, Focus Unitholders will receive, for each Focus Unit held, 0.425 of a trust unit ("**Enerplus Unit**") of Enerplus.

Capitalized terms used, but not defined in this Letter of Transmittal and Election Form, shall have the meanings given to them in the Information Circular.

A Focus Unitholder may elect to have the exchange of their Focus Units for Enerplus Units carried out as a taxable exchange for Canadian federal income tax purposes by making the election in Part II of this Letter of Transmittal and Election Form. However, in order to make this election, this Letter of Transmittal and Election Form must be received by the Depositary no later than 4:30 p.m. (Calgary Time) on February 8, 2008 or the second Business Day before any adjournment of the Meeting (the "Election Deadline"). Holders of Focus Units who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before the Election Deadline or do not otherwise comply with the requirements of this Letter of Transmittal and Election Form and the Instructions herein will be deemed to have elected to have their exchange of Focus Units for Enerplus Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.

Focus Unitholders will not receive Enerplus Units (or distributions on the Enerplus Units after the Effective Date) until they submit the certificates for their Focus Units to the Depositary along with a duly completed Letter of Transmittal and Election Form, and each certificate formerly representing Focus Units that is not deposited with all other documents, as required pursuant to the Plan of Arrangement, on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive the Enerplus Units (and any distributions thereon).

Focus Unitholders whose Focus Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Focus Units.

PART I – DELIVERY AND EXCHANGE OF FOCUS UNITS

The undersigned delivers to you the enclosed certificate(s) representing Focus Units to be exchanged for certificate(s) representing Enerplus Units pursuant to and in accordance with the Arrangement described in the Information Circular.

Certificate Number(s)	Names in which Focus Units are Registered	Number of Focus Units Deposited
	TOTAL:	

(If space is not sufficient, please attach a list in the above form.)

☐ **Some or all of my Focus Unit certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost or destroyed certificates. (Check box if applicable).**

PART II – ELECTION OF CANADIAN FEDERAL INCOME TAX TREATMENT

The exchange of Focus Units for Enerplus Units pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Focus Unitholders under Canadian federal income tax laws and is intended to qualify as a tax-free reorganization under U.S. federal income tax laws. See "Certain Canadian Federal Income Tax Considerations" in the Information Circular. However, a Focus Unitholder may elect to have the exchange of their Focus Units for Enerplus Units pursuant to the Arrangement carried out as a taxable exchange for *Canadian* federal income tax purposes by making such election in the box below. Focus Unitholders resident in jurisdictions other than Canada should consult their own legal and tax advisors with respect to the tax consequences associated with this election. Beneficial holders of Focus Units (i.e., Focus Unitholders who hold their Focus Units through a broker, financial institution or other nominee) who want to have their exchange of Focus Units for Enerplus Units to be carried out as a taxable exchange for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Focus Units are held to make the necessary arrangements.

If you wish to elect to have the exchange of your Focus Units for Enerplus Units pursuant to the Arrangement carried out as a taxable exchange that will give rise to a capital gain or capital loss under *Canadian* federal income tax laws, PLEASE CHECK THE BOX BELOW.

☐ **The undersigned elects to have the exchange of Focus Units for Enerplus Units carried out as a taxable exchange under Canadian federal income tax laws.**

Holders of Focus Units who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before the Election Deadline or do not otherwise comply with the requirements of this Letter of Transmittal and Election Form and the Instructions herein will be deemed to have elected to have their exchange of Focus Units for Enerplus Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.

AUTHORIZATION

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Focus Units and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to deliver such certificates;

2. represents and warrants that all information provided by the undersigned is true, accurate and complete;

3. represents and warrants that it is resident in the jurisdiction set out as "Address of Focus Unitholder" on page 4;

4. acknowledges receipt of the Information Circular;

5. directs the Depositary to issue or cause to be issued the certificates representing the Enerplus Units to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the certificates representing the Enerplus Units to the address, or hold the same for pickup, as indicated in this Letter of Transmittal and Election Form, unless otherwise indicated under Special Issuance Instructions or Special Delivery Instructions on the following page;

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Focus Units for certificates representing Enerplus Units;

7. acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

8. by virtue of the execution of this Letter of Transmittal and Election Form, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Focus Units deposited pursuant to the Arrangement will be determined by FET and EnerMark in their discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Focus, FET, Enerplus, EnerMark, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

Unless otherwise indicated under "*Special Issuance Instructions*" or "*Special Delivery Instructions*" on the next page (in which case issuance or delivery should be made in accordance with those instructions), the certificates for the Enerplus Units should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Focus' register of Focus Units). If the Arrangement is not completed and the Arrangement Agreement is terminated or Focus or FET terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BOX A SPECIAL ISSUANCE INSTRUCTIONS (See Instruction 2)	BOX B SPECIAL DELIVERY INSTRUCTIONS (See Instruction 2)
To be completed only if the certificates for the Enerplus Units are NOT to be issued in the name of the undersigned.	***To be completed only if the certificates for the Enerplus Units are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.***
In the Name of ______________________ ***(please print)***	**In the Name of** ______________________ ***(please print)***
Address: ______________________ ______________________ ______________________ ***(include postal or zip code)***	**Address:** ______________________ ______________________ ______________________ ***(include postal or zip code)***

BOX C

HOLD FOR PICK-UP

☐ **Check here if the certificates for the Enerplus Units are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.**

FOCUS UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instructions 3 and 4):

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

Dated: ______________________, **2008**

____
Signature of Focus Unitholder or Authorized Representative (see Instructions 3 and 5)

____
Address of Focus Unitholder

____
Telephone Number of Focus Unitholder

____
Facsimile Number of Focus Unitholder

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

____
Name of Focus Unitholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal and Election Form

(a) This Letter of Transmittal and Election Form (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Focus Units and all other documents required by the terms of the Arrangement must be received by the Depositary at either of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Focus Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. **Focus Unitholders whose Focus Units are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Focus Units.**

2. Special Issuance and Delivery Instructions

The boxes entitled "*Special Issuance Instructions*" and "*Special Delivery Instructions*", as applicable, should be completed if the certificates for the Enerplus Units to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b) sent to someone other than the person signing the Letter of Transmittal and Election Form; or (c) sent to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature. See also Instruction 4 "*Guarantee of Signatures*" below.

3. Signatures

This Letter of Transmittal and Election Form must be completed and signed by the holder of Focus Units, or by such holder's duly authorized representative (in accordance with Instruction 5 "*Fiduciaries, Representatives and Authorizations*" below).

(a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Focus Units or if certificates representing Enerplus Units are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 "*Guarantee of Signatures*" below.

4. Guarantee of Signatures

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Focus Units or if certificates representing Enerplus Units are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Focus Unitholders maintained by the transfer agent of Focus, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6. **Miscellaneous**

(a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Focus Units, additional certificate numbers and the number of Focus Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b) If Focus Units are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Focus Unitholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) The holder of the Focus Units covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depositary at either of its offices at the addresses listed on the back page of this document.

7. **Lost Certificates**

If a Focus Unit certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

Any questions and requests for assistance may be directed to the Depositary at the telephone numbers and locations set out below:

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

By Registered Mail, Hand or Courier

Calgary

CIBC Mellon Trust Company
600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Toronto

CIBC Mellon Trust Company
199 Bay Street, Securities Level
Commerce Court West
Toronto, Ontario M5L 1G9

Inquiries

Toll Free Telephone: 1-800-387-0825
Telephone: (416) 643-5500
E-mail: inquiries@cibcmellon.com

FOCUS ENERGY TRUST

VOTING DIRECTION FOR HOLDERS OF FOCUS LIMITED PARTNERSHIP CLASS B LIMITED PARTNERSHIP UNITS

The undersigned holder (the "**Holder**") of Focus Limited Partnership Class B limited partnership units ("**Focus Exchangeable LP Units**") has the right to instruct Valiant Trust Company (the "**Trustee**") in respect of the exercise of their votes at the Special Meeting of the unitholders of Focus Energy Trust (the "**Trust**") to be held on February 12, 2008 (the "**Meeting**"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Focus Exchangeable LP Units be voted as follows:
FOR OR **AGAINST** passing, with or without variation, a special resolution, the full text of which is set forth in Appendix "A" to the accompanying information circular and proxy statement dated December 21, 2007 of the Trust (the "**Information Circular**") to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) and all transactions contemplated thereby (the "**Arrangement**"), all as more particularly described in the Information Circular. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing, with or without variation, an ordinary resolution, to amend the trust unit rights incentive plan of the Trust as described in the Information Circular.
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S FOCUS EXCHANGEABLE LP UNITS WILL NOT BE VOTED.

PLEASE SELECT ONE OF THE FOLLOWING:
Direct the Trustee to Vote the Focus Exchangeable LP Units The Holder hereby directs the trustee to vote as indicated.
Appointment of Trust Management as Proxy The Holder hereby appoints Derek W. Evans, President and Chief Executive Officer of FET Resources Ltd. (the administrator or the Trust) or, failing him, William D. Ostlund, Senior Vice President and Chief Financial Officer of FET Resources Ltd., as proxyholder of the Holder, with the power of substitution, and authorizes them to represent and vote, as indicated above, all of the Focus Exchangeable LP Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
Appointment of the Holder, or the Holder's Designee as Proxy The Holder hereby appoints ______________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Focus Exchangeable LP Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR FOCUS EXCHANGEABLE LP UNITS AS INDICATED.

DATED: ________________________, 2008

____
Signature of Holder

____
Name of Holder

____
Number of Focus Exchangeable LP Units Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1, by 4:30 p.m. (Calgary time) on February 8, 2008 or the second business day prior to the date of any adjournment of the Meeting. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Focus Exchangeable LP Units, the votes to which the Holder of the Focus Exchangeable LP Units is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Focus Exchangeable LP Units are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

NATIONAL INSTRUMENT 54–101

COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

Note: Terms used in this form have the meanings given to them in National Instrument NI 54–101. This Certificate is referenced in Section 2.20 of National Instrument NI 54–101.

OFFICER'S CERTIFICATE

I, Derek W. Evans, President and Chief Executive Officer of FET Resources Ltd., ("FET"), the administrator of Focus Energy Trust ("Focus"), hereby certify in such capacity (and not in my personal capacity) that:

(a) FET has arranged to have proxy-related materials for the special meeting of securityholders of Focus to be held February 12, 2008 (the "**Meeting**") sent in compliance with National Instrument 54–101 ("**NI 54–101**") to all beneficial owners of trust units of Focus and Class B limited partnership units of Focus Limited Partnership who held such securities as at December 31, 2007, at least 21 days before the date fixed for the Meeting;

(b) FET has arranged to have carried out all of the requirements of National Instrument 54-101 in addition to those described in paragraph (a) above, subject to abridging the time prescribed by subsection 2.2(1) and 2.5(1) of NI 54–101; and

(c) FET is relying upon the relief provided in section 2.20 of NI 54–101 in abridging the times prescribed by subsection 2.2(1) and 2.5(1) of NI 54–101 in connection with the Meeting.

DATED at Calgary, this 4th day of January, 2008.

FET RESOURCES LTD.

(signed) *"Derek W. Evans"*
Derek W. Evans
President and Chief Executive Officer

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR FEBRUARY 15, 2008

Calgary, December 19, 2007 - Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution in respect of January production of Cdn. $0.14 per trust unit and limited partnership unit will be paid on February 15, 2008 to unitholders of record on January 31, 2008. The ex-distribution date is January 29, 2008.

In addition, Focus announces that the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") is suspended for the distribution payment on February 15, 2008.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR JANUARY 15, 2008

Calgary, December 17, 2007 - Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution in respect of December production of Cdn. $0.14 per trust unit and limited partnership unit will be paid on January 15, 2008 to unitholders of record on December 31, 2007. The ex-distribution date is December 27, 2007.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on January 15, 2008, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of January 15, 2008, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

December 14, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission

Dear Sirs,

Re: Focus Energy Trust
Special Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Focus Energy Trust:

Issuer:	Focus Energy Trust
Meeting Type:	Special Meeting
CUSIP / ISIN – Trust Units:	CA34415R1082
CUSIP / ISIN – Limited Partnership Units:	CA34415U2002
Meeting Date:	February 12, 2008
Record Date of Notice:	December 31, 2007
Record Date of Voting:	December 31, 2007
Beneficial Ownership Determination Date:	December 31, 2007
Class of Securities Entitled to Receive Notice	Trust Units & Limited Partnership Units
Class of Securities Entitled to Vote:	Trust Units & Limited Partnership Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Focus Energy Trust.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Focus Energy Trust
Attn: Bill Ostlund

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Focus Energy Trust ("**Focus**")
Suite 3300, 205-5th Avenue SW,
Calgary, Alberta, T2P 2V7

2. **Date of Material Change:**

December 2, 2007

3. **News Release:**

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on December 3, 2007 and would have been received by the securities commissions where Focus is a "reporting issuer" and the stock exchanges on which the securities of Focus are listed and posted for trading in the normal course of their dissemination.

4. **Summary of Material Change:**

Focus, FET Resources Ltd. ("**FET Resources**"), Enerplus Resources Fund ("**Enerplus**"), and EnerMark Inc. ("**EnerMark**") entered into an agreement dated December 2, 2007 (the "**Combination Agreement**") with respect to a proposed transaction (the "**Transaction**") to combine Enerplus and Focus. The merged trust will continue to operate as Enerplus Resources Fund.

5. **Full Description of Material Change:**

5.1 **Full Description of Material Change**

The Transaction

Enerplus, EnerMark, Focus and FET Resources have entered into the Combination Agreement pursuant to which Enerplus and Focus will combine their respective businesses and operations. The merged trust will continue to operate as Enerplus Resources Fund.

Pursuant to the Transaction, holders ("**Focus Unitholders**") of trust units of Focus ("**Focus Units**") will receive for each Focus Unit held, 0.425 of a trust unit of Enerplus ("**Enerplus Unit**"). It is intended that the Transaction will be structured to allow Focus Unitholders to receive Enerplus Units on a tax-deferred basis for Canadian and United States income tax purposes. However, it is intended that Focus Unitholders can elect to have the exchange of their Focus Units for Enerplus Units pursuant to the Transaction carried out on a taxable basis for Canadian federal income tax purposes. It is also intended that the Transaction will be structured to qualify for the exemption from registration provided by section 3(a)(10) of the *U.S. Securities Act of 1933*, as amended. It is currently anticipated that the Transaction will be carried out pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta).

An information circular detailing the Transaction is anticipated to be mailed to Focus Unitholders and the holders of exchangeable limited partnership units of Focus Limited Partnership in early January 2008 for a meeting (the "**Focus Meeting**") expected to take place in mid-February, 2008. Closing of the Transaction is expected to take place in mid-February 2008.

The Transaction will require the approval of at least two-thirds of the votes cast by the Focus Unitholders ("**Focus Exchangeable LP Unitholders**") and the Focus Exchangeable LP Unitholders (collectively, "**Focus Securityholders**"), voting together as a single class, at the Focus Meeting. Implementation of the Transaction will also require the satisfaction of several conditions contemplated in the Combination Agreement, including the approval of the Court of Queen's Bench of Alberta and the receipt of necessary regulatory approvals.

Following completion of the Transaction, Enerplus will continue to be led by Gordon J. Kerr as President & Chief Executive Officer and the remainder of the current Enerplus senior management team. If the Transaction is completed, two of the current directors of FET Resources, Mr. David O'Brien and Mr. Clayton Woitas, have agreed to join the board of directors of EnerMark.

If the closing of the Transaction proceeds as planned, Focus Unitholders will be eligible to receive their first $0.42 monthly distribution from Enerplus on March 20, 2008, payable to Enerplus unitholders of record on March 10, 2008.

Board Approvals

The board of directors of EnerMark has unanimously endorsed the Transaction and approved the Combination Agreement, has unanimously determined that the Transaction and the Combination Agreement are in the best interests of Enerplus and the Enerplus unitholders, and has unanimously determined that the Transaction is fair, from a financial point of view, to Enerplus unitholders.

The board of directors of FET Resources (the "**Focus Board**") has unanimously endorsed the Transaction and approved the Combination Agreement, has unanimously determined that the Transaction and the Combination Agreement are in the best interests of Focus and the Focus Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Focus Securityholders and has resolved unanimously to recommend approval of the Transaction by Focus Securityholders.

Advisors

RBC Capital Markets is acting as exclusive financial advisor to Enerplus with respect to the Transaction. BMO Capital Markets is acting as strategic advisor to Enerplus.

Scotia Waterous Inc. is acting as exclusive financial advisor to Focus with respect to the Transaction. Scotia Waterous Inc. has advised the Focus Board that it is of the opinion, as of the date of the Combination Agreement, that the consideration to be received by Focus Securityholders is fair, from a financial point of view, to Focus Securityholders. With respect to the Transaction, CIBC World Markets Inc. is acting as strategic advisor to Focus.

Non-Solicitation Provisions in the Combination Agreement

Pursuant to the Combination Agreement, each of Focus and FET Resources has agreed to immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Combination Agreement with respect to any Acquisition Proposal (as defined herein) and to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Focus or FET Resources relating to an Acquisition Proposal and to use all reasonable commercial efforts to ensure that such requests are honoured.

Pursuant to the Combination Agreement, each of Focus and FET Resources has agreed not to, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each of Focus and FET Resources and its officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Combination Agreement, by Focus or FET Resources or any of their officers, directors or employees or any financial advisor, expert or other representative retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of Focus substantially similar to the confidentiality and standstill agreement dated November 7, 2007 (the "**Confidentiality Agreement**") entered into between Enerplus and Focus (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Enerplus as set out below), may furnish to such third party information concerning Focus or FET Resources and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written *bona fide* Acquisition Proposal which the Focus Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Focus Unitholders the transaction contemplated by the Combination Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under applicable laws and the constating documents of Focus (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Focus or FET Resources provides prompt notice to Enerplus to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Enerplus, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Focus and FET Resources shall notify Enerplus orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Enerplus, copies of all information provided to such party and all other information reasonably requested by Enerplus), within 24 hours of the receipt thereof, shall keep Enerplus informed of the status and details of any such inquiry, offer or proposal and answer Enerplus' questions with respect thereto; and

(vi) comply with *Section* 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Focus Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Combination Agreement after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under applicable laws and Focus and FET Resources comply with their obligations in the Combination Agreement and terminate the Combination Agreement in accordance with the Combination Agreement and concurrently therewith pay the termination fee as contemplated therein to Enerplus.

Following receipt of a Superior Proposal, Focus and FET Resources shall give Enerplus, orally and in writing, at least 72 hours advance notice of any decision by the Focus Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice

shall confirm that the Focus Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Focus and FET Resources agree not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction. In addition, during such 72 hour period, Focus and FET Resources shall, and shall cause their financial and legal advisors to, negotiate in good faith with Enerplus and its financial and legal advisors to make such adjustments in the terms and conditions of the Combination Agreement and the Transaction as would enable Focus and FET Resources to proceed with the Transaction as amended rather than the Superior Proposal. In the event Focus and FET Resources propose to amend the Combination Agreement and the Transaction to provide the Focus Unitholders with a value per Focus Unit equal to or having a value greater than the value per Focus Unit provided in the Superior Proposal and so advises the Focus Board prior to the expiry of such 72 hour period, the Focus Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction.

"**Acquisition Proposal**" means any inquiry or the making of any proposal to Focus or FET Resources or the Focus Unitholders and/or Focus Exchangeable LP Unitholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Focus or the Focus Securityholders of 20% or more of the voting securities of Focus or its subsidiaries; (ii) any acquisition of a substantial amount of assets of Focus or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Focus or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Focus or its subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Combination Agreement or the Transaction or which would or could reasonably be expected to materially reduce the benefits to Enerplus and EnerMark under the Combination Agreement or the Transaction; except that for the purpose of a "Superior Proposal" as defined above, the references in the definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets".

Enerplus Damages Event Pursuant to the Combination Agreement

If at any time after the execution of the Combination Agreement:

(i) the Focus Board has withdrawn or changed any of its recommendations or determinations referred to in the Combination Agreement in a manner adverse to Enerplus or shall have resolved to do so prior to the effective date of the Transaction;

(ii) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders or to Focus and the Focus Securityholders do not approve the Transaction or the Transaction is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is consummated within twelve months of

the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(iii) Focus accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(iv) Focus is in breach of any of its covenants made in the Combination Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change (as such term is defined in the Combination Agreement) with respect to Focus or materially impedes the completion of the Transaction, and Focus fails to cure such breach within five business days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008); or

(v) Focus is in breach of any of its representations or warranties made in the Combination Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Transaction, and Focus fails to cure such breach within five business days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008),

(each of the above being an "**Enerplus Damages Event**"), then in the event of the termination of the Combination Agreement in accordance with its terms, Focus shall pay to Enerplus $48 million (the "**Enerplus Damages Fee**") as liquidated damages in immediately available funds to an account designated by Enerplus within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Focus shall be deemed to hold such funds in trust for Enerplus. Focus shall only be obligated to pay a maximum of $48 million pursuant to the Combination Agreement. In the event that a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders or to Focus and the Focus Securityholders do not approve the Transaction and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is not consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; then Focus shall pay to Enerplus $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Enerplus in relation to the Transaction.

Each party acknowledges in the Combination Agreement that all of the payment amounts set out above are payments of liquidated damages which are a genuine pre-estimate of the damages which Enerplus will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Combination Agreement and are not penalties. Each of Focus and FET Resources irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to the Combination Agreement is the sole monetary remedy of Enerplus provided, however, that this limitation shall not apply in the event of fraud or willful breach of the Combination Agreement by Focus and/or FET Resources. Nothing in the Combination Agreement precludes a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Combination Agreement or the

Confidentiality Agreements or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.

Termination

The Combination Agreement may be terminated at any time prior to the effective date of the Transaction:

(a) by mutual written consent of Enerplus and Focus;

(b) if any of the conditions set forth in the Combination Agreement in favour of Enerplus and Focus are not, as applicable, satisfied or waived;

(c) by Enerplus upon the occurrence of an Enerplus Damages Event as provided for in the Combination Agreement; or

(d) by Focus upon the occurrence of an Enerplus Damages Event as provided in paragraph (iii) under the heading "Enerplus Damages Event Pursuant to the Combination Agreement" above (and provided Focus has complied with its obligations set forth in the Combination Agreement with respect to providing Enerplus with a right to match any competing offer as described under "Non-Solicitation Provisions in the Combination Agreement" above) and the payment by Focus to Enerplus of the Enerplus Damages Fee.

In the event of the termination of the Combination Agreement in the circumstances set out in paragraphs (a) through (d) above, the Combination Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party thereunder except with respect to the obligations to pay the fees in respect of an Enerplus Damages Event pursuant to the Combination Agreement and each party's obligations in the Confidentiality Agreement, which shall survive such termination.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

For further information, contact Derek Evans, Chief Executive Officer of Focus, by telephone at (403) 781-8409.

9. **Date of Report:**

December 11, 2007

Advisory Regarding Forward-Looking Statements and Forward-Looking Information

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this material change report contains forward-looking statements and information concerning the proposed form and effective date of the Transaction and distribution levels of Focus.

The forward-looking statements and information are based on certain key expectations and assumptions made by Focus, including expectations and assumptions concerning the timing of receipt of court, regulatory, securityholder and other third party approvals. Although Focus believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Focus can give no assurance that they will prove to be correct

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: failure to obtain required court, regulatory, securityholder and other third party approvals; failure to realize anticipated synergies or cost savings; and risks regarding the integration of the two entities. This material change report also contains forward-looking statements and information concerning the anticipated completion of the Transaction and the anticipated timing for completion of the Transaction. Focus has provided these anticipated times in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time required to prepare meeting materials for mailing, the timing of receipt of the necessary regulatory and court approvals and the time necessary to satisfy the conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Focus' operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Focus's website (www.focus.com).

The forward-looking statements and information contained in this material change report are made as of the date hereof and Focus undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Enerplus and Focus announce strategic merger

Enerplus Resources Fund
TSX - ERF.un/NYSE - ERF
Focus Energy Trust
TSX - FET.un

CALGARY, Dec. 3 /CNW/ - Enerplus Resources Fund ("Enerplus") and Focus Energy Trust ("Focus") are pleased to announce that they have entered into an agreement that provides for the strategic combination of Enerplus and Focus. These two well-respected trusts have combined to create a better, stronger, technically focused organization with exciting prospects for the future.

Under the terms of the agreement, Focus unitholders will receive 0.425 of an Enerplus trust unit for each Focus trust unit. Focus unitholders will receive a value of $17.38 per Focus unit based on the closing price of Enerplus trust units on the Toronto Stock Exchange ("TSX") as at November 30, 2007 which represents a premium of approximately 3 percent compared to the 10 day weighted average price of Focus and Enerplus trust units on the TSX. On completion of the combination, Enerplus unitholders will own approximately 79 percent and Focus unitholders will own approximately 21 percent of the combined trust. This transaction is expected to be tax-deferred for both Canadian and U.S. resident Focus unitholders although they may elect to participate in the transaction on a taxable basis for Canadian federal income tax purposes. The combined trust will carry on business as Enerplus and continue to be listed on both the TSX and the New York Stock Exchange ("NYSE").

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Benefits of the Strategic Combination

Enerplus and Focus expect the combined trust to have the following strengths:

- Improved asset quality:
  - Significant resource play focus with low decline, long-life (14 year RLI, P+P) predictable base production to support long-term distributions
  - Improved oil/natural gas property and jurisdictional diversity allowing the combined trust to better mitigate risk
  - Expanded portfolio of resource play assets that offer significant low risk, repeatable development prospects - shallow gas, crude oil waterfloods, deep tight gas, Bakken oil and oil sands - that will help maintain future production volumes
  - One of the only conventional oil and gas trusts with significant exposure to the oil sands with future production potential of over 60,000 bbls/day
- Improved organizational strength and efficiency:
  - Over 100,000 BOE/day of production that is more than 70% operated
  - Increased technical acumen and organization capabilities with a proven track record of performance
  - Improved operating synergies resulting from significant overlap of properties and a high concentration of operated shallow natural gas
- Improved financial position and capital markets appeal:
  - Enterprise value of approximately $7.6 billion is expected to provide greater financial capacity to pursue additional M&A activity and large capital projects
  - One of the strongest balance sheets in the sector with a debt to cash flow ratio of approximately 1.0x to support future growth. The combined trust is expected to have safe harbour growth

capacity for the issuance of new equity under the rules set out by the Canadian government of approximately $10 billion over the next three years.

- Increased trading volumes on the TSX and the NYSE, increased weightings in major indices including the S&P/TSX 60 index and improved access to debt capital markets
- Exposure to a broader investor base including both Canadian and US retail as well as Canadian and US institutional markets

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Gordon Kerr, President & Chief Executive Officer of Enerplus, states, "It is rare that we get an opportunity to combine with such a highly respected, technically driven organization. Focus is contributing premier properties with high netbacks, low operating costs and strong capital efficiencies in resource plays which are complementary to our existing portfolio. We expect a smooth integration because of the concentrated nature of Focus' properties, as well as the considerable property overlap and similar operating philosophies of the two organizations. It may appear counter-intuitive to increase natural gas exposure at a time when North American natural gas prices are currently depressed however these assets have attractive economics at the current prices and cost structures and we see signs of potential cost savings. We also remain bullish on the longer term outlook for natural gas prices."

Derek Evans, President & Chief Executive Officer of Focus commented, "This transaction provides our unitholders with increased exposure to oil, a greater diversity of resource plays, less asset concentration risk, a larger portfolio of more diverse organic drilling opportunities, increased tax pools and oil sands exposure, in a larger well capitalized entity with significant liquidity."

Strategic Positioning for the Future

The rationale for this transaction is about getting better, not just bigger. In addition to the benefits discussed above, the combination of the two trusts is designed to enhance the long-term strategic direction of Enerplus as follows:

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- The addition of Shackleton makes Enerplus one of the top shallow gas producers in Canada allowing us to combine shallow gas technical and execution expertise and purchasing power to bear over a significant asset base. Tommy Lakes provides additional operated deep tight gas and complements the existing deep tight gas position within Enerplus which has been growing in recent years through acquisitions and increased development spending.
- Positions the entity for strong operating metrics including production, netbacks, operating costs, finding and development costs, capital efficiencies, G&A costs, recycle ratios, and safety. With a greater percentage of operated properties and diversity of opportunities, Enerplus will be better able to concentrate our attention on large, meaningful areas and play types.
- The combination of the two trusts creates an organization with a long-term sustainable business model with assets that we believe are ideally suited to support a yield oriented investment vehicle.
- Enerplus expects to continue operating under the trust structure for the next three years as this exemption period represents significant value for unitholders and we believe it is unlikely that we will make structural changes during that time without a compelling reason. After 2010, we expect Enerplus will remain a distributing entity as we believe this is supported by the nature of our assets, skills, investor expectations and demographics. We will continue to monitor alternative structures going forward in order to preserve our cost of capital and continue to take advantage of growth opportunities.

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Asset Description

Enerplus' asset base will provide Focus unitholders with exposure to a larger, more diversified portfolio of long-life producing assets in Canada and the U.S. Approximately 60% of Enerplus' current daily production comes from long-life resource plays in the areas of shallow natural gas, deep tight gas, crude oil waterfloods and Bakken oil in Montana. These resource plays offer significant low-risk, repeatable development opportunities with lower geologic risk. In addition, Enerplus has strategically invested in the future of Canada's oil production, the oil sands of Alberta. Through a 100% working interest in the Kirby steam assisted gravity drainage project and a 15% working interest in the Joslyn project, Enerplus has the potential to add over 60,000 bbls/day of oil production from the oil sands over the next 10 years.

Focus is contributing two high quality, operated natural gas properties to the combined portfolio - Shackleton and Tommy Lakes.

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- The Shackleton property is a large Milk River shallow gas resource play in Saskatchewan with current production of approximately 69 MMcf/day. It has strong overlap with Enerplus' existing interests in the area, and complements Enerplus' expertise in shallow gas development. This property offers more than 1,500 future drilling locations representing 4 to 5 years of low risk, repeatable development opportunities. The combined trust will have a leading operator position in the area with 95 percent average working interest. We expect some cost saving synergies and increased ability to control the pace of development in the area. In addition, we believe Shackleton has potential for increased well density, additional compression, play extension through step-out drilling on 240,000 net acres of undeveloped land and recompletion potential from additional Milk River intervals.

- Tommy Lakes is a tight natural gas property producing from the Halfway Sandstone formation located 130 kms south of Fort Nelson, British Columbia with current production of approximately 30 MMcf/day with 600 BOE/day of natural gas liquids. Tommy Lakes provides a large, operated deep tight gas play to complement Enerplus' deep tight gas presence which has been predominantly non-operated. Tommy Lakes is an operated winter access property with more than 50 expected future drilling locations representing at least 3 years of anticipated development opportunities.

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Both the Shackleton and Tommy Lakes areas are characterized as having large accumulations of natural gas where small changes in recovery factors can materially impact remaining reserves and future cash flow. Both properties currently have top quartile operating metrics, including low operating costs, excellent capital efficiencies and repeatable capital programs.

Focus is also contributing six minor properties with approximately 3,400 BOE/day of production in the areas of: Red Earth, Pouce Coupe/Progress, Mantario/Marengo, Hatton/Medicine Hat, Sylvan Lake and Cabin/Kotcho. Enerplus currently has existing properties that overlap approximately 50% of these areas.

Distributions

Enerplus currently expects to maintain its distribution of C$0.42 per unit per month following the combination. Based on the existing monthly cash distributions paid by Enerplus and Focus, distributions to Focus unitholders who continue to hold Enerplus units subsequent to a successful combination under the 0.425 exchange ratio would initially receive an increase of 27.5% in their existing per unit distributions. This would be the equivalent of Focus increasing their existing distributions of $0.14/unit/month to $0.1785/unit/month. However, future distribution levels will continue to be

reviewed and determined by the Enerplus Board and may vary depending on many factors, including commodity prices, production levels, operating costs, royalty burdens and foreign exchange rates.

Management and Staffing

Gordon Kerr, President & Chief Executive Officer of Enerplus and the current Enerplus executive team will continue in their current roles. We are expecting that a significant number of the Focus staff will be offered positions in the combined trust in a variety of leadership, technical and support roles however the Focus senior executives are expected to join Enerplus for a transition period only. Overall, we expect to improve efficiency in staffing and administrative costs as a result of the combination.

Board of Directors

If this transaction is successful, both Mr. David O'Brien and Mr. Clayton Woitas, current members of the Focus Board of Directors, have advised that they will accept positions on the Enerplus Board. Mr. O'Brien is currently Chairman of the Board of EnCana Corporation and Chairman of the Board of the Royal Bank of Canada. He was Chairman of the of Board of PanCanadian Petroleum Corporation from 1990 and interim Chief Executive Officer of PanCanadian from October 2001 to April 2002, when it merged with Alberta Energy Company Ltd. to form EnCana. Mr. Woitas has been actively involved in the upstream energy sector and was the founder of Profico Energy Management Ltd. which Focus acquired in 2006. Prior to Profico, he was President and CEO of publicly-traded Renaissance Energy Ltd. where the company grew from 250 to 150,000 BOE/day.

About the Transaction

The completion of the combination is subject to customary stock exchange, court and regulatory approvals, as well as the approval of at least 66 2/3 percent of Focus unitholders and holders of Focus Limited Partnership's exchangeable limited partnership units who vote on the transaction together as a class. It is expected that the Focus unitholder meeting to vote on the combination and closing will occur in mid to late February 2008. An information circular is expected to be mailed to unitholders of Focus in late December 2007 or early January 2008.

The Boards of Directors of Enerplus and Focus have unanimously approved the combination agreement and have concluded that the transaction is in the best interests of the Enerplus and Focus unitholders, respectively. The Focus Board of Directors and Officers who own approximately 15 percent of the combined outstanding trust units and exchangeable limited partnership units have agreed to vote their Focus units in favour of the proposed combination.

Focus has agreed that they will not solicit or initiate any discussions concerning the pursuit of any other business combination. Focus has agreed to pay a non-completion fee of $48 million to Enerplus in certain circumstances. In addition, Enerplus has the right to match any competing proposal for Focus in the event such a proposal is made.

Exchangeable Limited Partnership Units

There are approximately 9.2 million limited partnership units of Focus Limited Partnership outstanding that are currently exchangeable into Focus trust units. Under the combination, these partnership units will become exchangeable into Enerplus trust units based on the same exchange ratio of 0.425 applicable to Focus' trust units under the transaction. As such, the holders of limited partnership units who currently receive the same monthly distributions as the Focus trust unitholders will, post transaction, receive distributions equivalent to the Enerplus trust unitholders after adjusting for the trust unit exchange ratio of 0.425.

Advisors

RBC Capital Markets is acting as exclusive financial advisor to Enerplus and BMO Capital Markets is acting as strategic advisor to Enerplus with respect to the transaction.

Scotia Waterous Inc. is acting as exclusive financial advisor to Focus with respect to the transaction. Scotia Waterous Inc. has advised the Board of Directors of Focus that subject to the review of definitive legal agreements, it is of the opinion, as of the date hereof, that the consideration to be received by Focus unitholders pursuant to the proposed arrangement is fair from a financial point of view to Focus unitholders. CIBC World Markets is acting as strategic advisor to Focus with respect to the transaction.

Investor Conference Call

A joint conference call has been scheduled today, Monday, December 3, 2007 at 10:00 am MST (12:00 pm EST) to discuss the combination. All interested parties may participate by dialing 1-800-733-7560.

A replay of the conference call will be available from Monday, December 3, 2007 at 1:00 pm MST until Monday, December 10, 2007 at 11:59 pm MST. To access the replay please dial either 1-416-640-1917 or 1-877-289-8525 and enter the pass code 21255840 followed by the number sign.

For further information, please contact:

Jo-Anne Caza
Vice President
Investor Relations
Enerplus Resources Fund
3000, 333 - 7 Avenue SW
Calgary, Alberta T2P 2Z1
Tel: 403-298-2200
Fax: 403-298-2211
Toll Free: 800-319-6462
Website: www.enerplus.com
Email: investorrelations(at)enerplus.com

Bill Ostlund
Senior Vice President & CFO
Focus Energy Trust
3300, 205 - 5 Avenue SW
Calgary, Alberta T2P 2C7
Tel: 403-781-8409
Fax: 403-781-8408
Website: www.focusenergytrust.com
Email: investors(at)focusenergytrust.com

SUPPLEMENTAL INFORMATION

Key 2008 Forecast Operating and Financial Information for the Combined Trust

The following 2008 pro-forma information assumes Focus and Enerplus are combined January 1, 2008 however, the transaction is not expected to close until mid to late February. The actual 2008 results for Enerplus will only reflect the combination from the closing date onward.

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As of November 30, 2007:	Enerplus	Focus	Combined
Market Capitalization ($ billion)	5.3	1.3	6.6
Debt ($ billion)	0.7	0.3	1.0
Enterprise Value ($ billion)	6.0	1.6	7.6
Trust units and exchangeable partnership units outstanding (millions)	129.6	79.5	163.4

Tax Pools ($ millions) at December 31, 2006	1,900	190	2,090

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Production Forecast

Production for the combined entity is anticipated to be over 100,000 BOE/day including an annual average of 80,000 BOE/day (including a 1,000 BOE/day downtime impact noted below) from Enerplus and 21,000 BOE/day from Focus. This is essentially the combined guidance from both entities pre-combination.

Giltedge Fire

The annual average production from Enerplus was adjusted downward from expected guidance due to a fire at our Giltedge property which occurred on November 30, 2007. The fire is expected to impact field production by 2,000 BOE/day (1,000 BOE/day annual average) for the first half of the year after which time we expect the Giltedge production to be back on-line. There were no injuries associated with this event. Business interruption and property insurance is expected to negate the financial loss associated with this event relative to cash flows and reconstruction costs. Efforts are currently underway to determine the cause of the fire, develop plans to mitigate the production loss and restore productive capacity.

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2008 Operational Guidance	Enerplus	Focus	Combined
Average Daily Production:			
Crude Oil & Natural Gas Liquids (bbls/day)	36,900	2,500	39,400
Natural Gas (Mcf/day)	258,600	111,000	369,600
Total (BOE/day)	80,000	21,000	101,000
Operating Costs ($/BOE)	9.50	4.65	8.50
G&A Expenses ($/BOE)			
Cash	2.40	1.00	2.00
Non-cash	0.20	1.15	0.20
Total G&A Expenses	2.60	2.15	2.20

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Capital Budget

Following the completion of the transaction, Enerplus expects to spend approximately the same aggregate amount of capital that the two individual trusts were planning on their own, which will total approximately $492 million of conventional spending and approximately $105 million of oil sands spending in 2008. While plans have not been finalized, some capital is expected to shift from the Enerplus assets to accelerate development of the Focus shallow gas assets given the attractiveness of this development potential. We will also consider shifting Enerplus capital to oil projects to maintain a weighting of approximately 50/50 between oil and gas projects for the year.

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	Enerplus	Focus	Combined
Development Capital Spending ($ millions):			
Conventional:			

Crude Oil Waterflood	103	2	105
Shallow Natural Gas & CBM	47	70	117
Deep Tight Natural Gas	32	36	68
Bakken Oil	48	-	48
Other Conventional Oil & Gas	150	4	154
Sub-Total Conventional	380	112	492
Oil Sands:			
Kirby SAGD	46	-	46
Joslyn SAGD	13	-	13
Joslyn Mines	42	-	42
Laricina	4	-	4
Sub-Total Oil Sands	105	-	105
Total Development Capital Spending	485	112	597

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Cash Flow and Payout

Estimated 2008 pro-forma cash flow, debt, and payout ratios calculated assuming the entities are combined January 1, 2008, are summarized below. These estimates are based on current commodity forward prices, current hedge positions, as well as 2008 forecast production, royalties, costs, capital spending and debt levels (among other factors).

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Pro-forma combined 2008 cash flow from operations (assuming no change to non-cash working capital)	$1.13 billion
Pro-forma combined 2008 average annual debt	$1.10 billion
Pro-forma combined 2008 debt-to-cash flow from operations	1.0x
Simple payout (Distributions/Cash flow from operations)	73%
Adjusted payout (Distributions + Capital Spending including oil sands)/ Cash flow from operations	126%

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With the longest track record in the Canadian oil and gas sector, Enerplus has demonstrated that we prudently manage our debt levels, distributions, and capital spending with a view to long-term sustainability and success. Historically, Enerplus has exceeded a 100% Adjusted Payout Ratio given the attractiveness of our capital programs, the strength of our balance sheet and the fact that we are investing capital in long-term projects such as oil sands that do not generate immediate cash flow. It is our intention to prudently manage our distributions and capital spending relative to our balance sheet and capital market conditions going forward.

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Combined Hedging Positions

	Natural Gas (CDN$/Mcf)			Crude Oil (US$/bbl)		
	Jan. 1- Mar. 31	Summer	Winter 2008/	Jan. 1- Jun. 30	Jul. 1- Dec. 31	Jan. 1- Dec. 31

	2008	2008	2009	2008	2008	2009
Floor Prices (puts & swaps)	$ 8.52	$ 7.02	$7.91	$73.71	$72.34	$74.50
Percentage (net of royalties)	34%	18%	2%	50%	44%	7%

Based on weighted average price before premiums; average annual production of 101,000 BOE of production per day and assuming a 19% royalty rate
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Reserves (Company Interest)

2007 independent reserve reports for Enerplus are not expected to be available until early 2008. Focus has completed its independent reserves evaluation effective November 30, 2007 as part of their year end process. As such, the reserves below reflect the best available information on each entity for comparison purposes. They have been calculated using Enerplus' third party reserve estimates at December 31, 2006 and Paddock Lindstrom's estimates of Focus' reserves at November 30, 2007. The reserve life index calculated below uses the above-mentioned reserves and 2008 pro-forma production estimate. The undeveloped land base estimates are as of December 31, 2006. These estimates do not include independent third party estimates of contingent resources for Kirby of 244 million barrels and Joslyn of 223 million barrels.

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Enerplus (as at December 31, 2006)

	Proved	Probable	Total
Crude Oil (mmbbls)	125.0	34.4	159.4
Natural Gas (bcf)	920.1	344.0	1,264.1
Natural Gas Liquids (mmbbls)	12.7	3.8	16.5
Oil Sands/Bitumen (mmbbls)	8.7	48.0	56.7
Total (MMBOE)	299.8	143.5	443.3

Reserve Life Index:	
Proved	10.3
Proved + Probable	15.2

Undeveloped Land Base (net undeveloped acres)	741,000

Focus (as at November 30, 2007)

	Proved	Probable	Total
Crude Oil (mmbbls)	3.7	0.9	4.6
Natural Gas (bcf)	343.9	119.0	462.9

Natural Gas Liquids (mmbbls)	2.8	0.8	3.6
Total (MMBOE)	63.8	21.6	85.4

Reserve Life Index:	
Proved	8.3
Proved + Probable	11.1

Undeveloped Land Base (net undeveloped acres)	390,000

Combined (Enerplus Dec. 31, 2006 reserves & Focus Nov. 30, 2007 reserves)

	Proved	Probable	Total
Crude Oil (mmbbls)	128.7	35.3	164.0
Natural Gas (bcf)	1,264.0	463.0	1,727.0
Natural Gas Liquids (mmbbls)	15.5	4.6	20.1
Oil Sands/Bitumen (mmbbls)	8.7	48.0	56.7
Total (MMBOE)	363.6	165.1	528.7

Reserve Life Index:	
Proved	9.9
Proved + Probable	14.3

Undeveloped Land Base (net undeveloped acres)	1,131,000

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Advisory Regarding Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "potential", "may", "will", "project", "should", "believe", "plans", "designed", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward looking statements and information concerning: the combined trust's petroleum and natural gas production, reserves and resources, undeveloped land holdings, reserve life index, business strategy, future development and growth opportunities, prospects and asset base (including oil sands development opportunities); the anticipated benefits from the transaction including improved operating efficiencies and synergies, field optimizations and cost reductions; enhanced liquidity and increased investor attention; future cash flows, distributions

and payout ratios; value and debt levels; capital programs; future tax pools and positions; insurance coverage and payments; board of director and management composition; treatment under tax laws; oil and natural gas prices.

The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Enerplus and Focus, including expectations and assumptions concerning: prevailing commodity prices and exchange rates; applicable royalty rates and tax laws; future well production rates; reserve and resource volumes; the performance of existing wells; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory, securityholder and third party approvals for the combination. Although Enerplus and Focus believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Enerplus and Focus can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to the risks associated with the oil and gas industry in general such as: operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation or petroleum and natural gas and loss of markets; environmental risks; competition; uninsurable losses; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory, securityholder and other third party approvals for the combination; and changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations. There are risks also inherent in the nature of the proposed transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; the proposed income tax treatment of the transaction for Focus unitholders; and failure to obtain the required securityholder, court, regulatory and other third party approvals (or to do so in a timely manner). This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for completion of the transaction. Enerplus and Focus have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail Focus securityholder meeting materials; the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Enerplus, Focus or the combined trust are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and in the case of Enerplus, on the SEC's website (www.sec.gov) or, in the case of Enerplus, at Enerplus' website (www.enerplus.com), and in the case of Focus, at Focus' website (www.focusenergytrust.com).

The forward-looking statements and information contained in this press release are made as of the date hereof and Enerplus and Focus undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Barrels of Oil Equivalent

"BOE" means barrel of oil equivalent on the basis of 1 BOE to 6,000 cubic feet of natural gas. BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

This press release uses the terms "payout ratio" and "adjusted payout ratio" which as presented do not have any standardized meanings under Canadian generally accepted accounting principles ("GAAP") and therefore such measures may not be comparable to similar measures for other entities. "Payout ratio" is calculated as cash distributions divided by cash flow from operating activities. "Adjusted Payout Ratio" is calculated as the aggregate of cash distributions plus development capital spending divided by the cash flow from operating activities. We do not attempt to differentiate between maintenance and growth capital development spending.

Important Additional Information Will Be Filed With the SEC

In connection with the proposed transaction, Enerplus intends to, if required, file relevant materials with the Securities and Exchange Commission (the "SEC") on a Registration Statement on Form F-10 (the "Registration Statement") to register the Enerplus Units (the "Units") to be issued in connection with the proposed transaction. Investors and unitholders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Enerplus and Focus, the transaction and related matters. Investors and unitholders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Enerplus through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Enerplus by contacting Enerplus Investor Relations at investorrelations(at)enerplus.com or by telephone at 1-800-319-6462.

%SEDAR: 00018353E

/For further information: Jo-Anne Caza, Vice President, Investor Relations, Enerplus Resources Fund, Suite 3000, 333-7th Avenue SW, Calgary, Alberta, T2P 2Z1, Tel: (403) 298-2200, Fax: (403) 298-2211, Toll free in N. America: 1-800-319-6462, Email: investorrelations(at)enerplus.com, Website: www.enerplus.com; Bill Ostlund, Senior Vice President & C.F.O., Focus Energy Trust, Suite 3300, 205-5th Avenue SW, Calgary, Alberta, T2P 2V7, Tel: (403) 781-8409, Fax: (403) 781-8408, Email: investors(at)focusenergytrust.com, Website: www.focusenergytrust.com/

(ERF ERF.UN. FET.UN.)

CO: Enerplus Resources Fund; Focus Energy Trust

CNW 18:20e 03-DEC-07

FOCUS ENERGY TRUST

FOCUS ENERGY TRUST

Unit Award Incentive Plan

The Board of Directors of FET Resources Ltd. (the "**Corporation**" or "**Focus**") has adopted this Unit Award Incentive Plan (the "**Plan**") for Focus Energy Trust (the "**Trust**") governing the issuance of Units (as defined herein) of the Trust to Service Providers (as defined herein).

1. Purposes

The principal purposes of the Plan are as follows:

(a) to retain and attract qualified Service Providers that the Trust and the Trust Affiliates require;

(b) to promote a proprietary interest in the Trust by such Service Providers and to encourage such persons to remain in the employ or service of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the affairs of the Trust and the business of the Trust Affiliates; and

(c) to focus management of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

2. Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "**Adjustment Ratio**" means, with respect to any Unit Award, the ratio used to adjust the number of Units to be issued on the applicable Issue Date pertaining to such Unit Award for Distributions and, in respect of each Unit Award, shall be equal to one plus the amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the arithmetic total of each Distribution, expressed as an amount per Unit, declared on each Distribution Record Date following the grant date of the initial Unit Award, and having as its denominator the Fair Market Value of the Units on the trading day immediately preceding the Issue Date;

(b) "**Black-Out Expiration Term**" means ten (10) business days from the date that any Black-Out Period ends;

(c) "**Black-Out Period**" means a period of time imposed by the Board pursuant to the policies of the Trust upon certain designated persons during which those persons may not trade in any securities of the Corporation;

(d) "**Board**" means the board of directors of the Corporation as it may be constituted from time to time;

(e) "**Cessation Date**" means the date of the Service Provider's termination or resignation, as the case may be, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider. For greater certainty, a transfer of employment or services between the Corporation and a Focus Entity or between Focus Entities shall not be considered an interruption or termination of the employment of a Service Provider for any purpose of the Plan;

(f) "**Change of Control**" means:

(i) a successful "take-over bid" as defined in the *Securities Act* (Alberta), as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take-over

bid, if successful, beneficially own in excess of 50% of the outstanding Total Units of the Trust or common shares of Focus;

(ii) the issuance to or acquisition by any person, or group of persons acting in concert, of Units of the Trust which in the aggregate total 50% or more of the then issued and outstanding Total Units;

(iii) the sale of all or substantially all of the assets of Focus; and

(iv) the termination of the Trust,

provided that notwithstanding the application of any of the foregoing, a "Change of Control" shall be deemed to not have occurred:

(v) pursuant to an arrangement, merger or other from of reorganization of the Trust where the holders of the outstanding voting securities or interests of the Trust immediately prior to the completion of the reorganization will hold more than 90% of the outstanding voting securities or interests of the continuing entity upon completion of the reorganization; or

(vi) if a majority of the Board determines that in substance the arrangement, merger or reorganization has occurred or the circumstances are such that a Change of Control should be deemed to not have occurred and any such determination shall be binding and conclusive for all purposes of the Plan;

(g) "**Committee**" has the meaning set forth in **Section 3** hereof provided that if the Compensation or another committee is not appointed or authorized to administer the Plan by the Board, all references in the Plan to the Committee will be deemed to be references to the Board;

(h) "**Disinterested Unitholder Approval**" means majority Unitholder approval that does not include the votes attached to Units held directly or indirectly by insiders who may benefit from the amendments to the terms of any Unit Awards;

(i) "**Distribution**" means a distribution paid by the Trust in respect of the Units, whether of cash, Units or other securities or other property, expressed as an amount per Unit;

(j) "**Distribution Payment Date**" means any date that a Distribution is distributed to Unitholders;

(k) "**Distribution Record Date**" means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(l) "**Exchange**" means the TSX and such other stock exchange(s) on which the Units are then listed and posted for trading from time to time;

(m) "**Fair Market Value**" with respect to a Unit, as at any date means the weighted average of the prices at which the Units traded on the TSX (or, if the Units are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Units are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion) for the ten (10) trading days on which the Units traded on the said exchange immediately preceding such date. In the event that the Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Units as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time acting reasonably and in good faith;

(n) "**Focus Entities**" means, collectively, any of the Trust's subsidiaries, partnerships, trusts or other controlled entities;

(o) "**Grantee**" has the meaning set forth in **Section 4** hereof;

(p) "**Insider**" has the meaning set forth in Company Manual of the TSX;

(q) "**Issue Date**" means, with respect to any Unit Award, the date upon which Units awarded thereunder shall be issued to the Grantee of such Unit Award;

(r) "**Leave of Absence**" means a period of time designated as a "leave of absence" by the Board which is in excess of three months;

(s) "**Leave Expiration Term**" means ten (10) business days from the date that any Leave of Absence ends;

(t) "**Payout Multiplier**" means, at any time, the number obtained by subtracting one from the product of (i) 0.04 and (ii) the Percentile Rank in effect at such time; provided, however, that:

(i) in the event that such Percentile Rank is less than 35, the Payout Multiplier shall be zero ; and

(ii) in the event that such Percentile Rank is equal to or greater than 75, the Payout Multiplier shall be two;

(u) "**Peer Comparison Group**" means, generally, public Canadian oil and gas issuers that in the opinion of the Committee are competitors of the Trust and which shall be determined from time to time by the Committee in its sole and absolute discretion;

(v) "**Percentile Rank**" means, at any time when used to determine the Payout Multiplier applicable to adjust the number of Units issuable pursuant to any Performance Award on an Issue Date, the percentile rank, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units (or other equity securities, if applicable) of members of the Peer Comparison Group over the period commencing on or about the date such Performance Award was made and ending on or about the last business day of the month preceding the month in which such Issue Date occurs (such commencing and ending dates to be determined by the Board or the Committee, in its sole discretion);

(w) "**Performance Award**" means an award of Units under the Plan designated as a "Performance Award" in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Date(s) determined in accordance with **Section 6(b)(ii)** hereof, subject to adjustment pursuant to the provisions of such **Section 6(b)(ii)**;

(x) "**Restricted Award**" means an award of Units under the Plan designated as a "Restricted Award" in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Dates(s) determined in accordance with **Section 6(b)(i)** hereof, subject to adjustment pursuant to the provisions of such **Section 6(b)(i)**;

(y) "**Service Provider**" means certain directors, officers, consultants, employees and other service providers, as applicable of the Trust and any Focus Entities, including Focus;

(z) "**Settlement Amount**" has the meaning set forth in **Section 6(c)** hereof;

(aa) "**Total Units**" means the aggregate number of issued and outstanding Units (including Units issuable upon the exchange of exchangeable shares of Focus and other fully paid securities of Focus Entities exchangeable into Units;

(bb) "**Total Unitholder Return**" means, with respect to any period, the total return to Unitholders on the Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Units on the TSX over such period (if the Units are not then issued and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which

the Units are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion);

(cc) "**TSX**" means the Toronto Stock Exchange;

(dd) "**Trust Affiliate**" means a corporation, partnership, trust or other entity that is affiliated with the Corporation or the Trust (within the meaning of the *Securities Act* (Alberta));

(ee) "**Unit Award**" means a Restricted Award or Performance Award made pursuant to the Plan;

(ff) "**Unit Award Agreement**" has the meaning set forth in **Section 6** hereof;

(gg) "**Unitholder**" means a holder of Units; and

(hh) "**Units**" means trust units of the Trust.

3. Administration

The Plan shall be administered by the Compensation Committee of the Board or such other committee as the Board considers appropriate (the "**Committee**").

The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan and of **Section 10** hereof, including, without limitation:

(a) the authority to grant Unit Awards;

(b) to determine the Fair Market Value of the Units on any date;

(c) to determine the Service Providers to whom, and the time or times at which Unit Awards shall be granted and shall become issuable;

(d) to determine the number of Units to be covered by each Unit Award;

(e) to determine members of the Peer Comparison Group from time to time;

(f) to determine the Total Unitholder Return of the Trust and the Peer Comparison Group at any time;

(g) to prescribe, amend and rescind rules and regulations relating to the Plan;

(h) to interpret the Plan;

(i) to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with Unit Awards; and

(j) to make all other determinations deemed necessary or advisable for the administration of the Plan.

The determinations of the Committee shall be subject to review and approval by the Board. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of a Unit Award in any period shall not require the Committee to approve the grant of a Unit Award to any Service Provider in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of a Unit Award in any period require it to approve the grant of a Unit Award of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period. The Committee shall not be precluded from approving the grant of a Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Unit Award under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate. No Service Provider has any claim or right to be granted a Unit Award.

The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

4. Eligibility and Award Determination

In determining the Service Providers to whom Unit Awards may be granted ("**Grantees**") and the number of Units to be covered by each Unit Award, the Committee may take into account such factors as it shall determine in its sole and absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a) compensation data for comparable benchmark positions among the Peer Comparison Group;

(b) the duties, responsibilities, position and seniority of the Grantee;

(c) performance measures of the Trust compared with similar performance measures of members of the Peer Comparison Group for the most recently completed fiscal year;

(d) the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e) any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust;

(f) the Fair Market Value or current market price of the Units at the time of such Unit Award; and

(g) such other factors as the Committee shall deem relevant in its sole and absolute discretion in connection with accomplishing the purposes of the Plan.

5. Reservation of Units

Unless otherwise approved by the Unitholders, up to 5%: (i) of the Total Units, less (ii) the aggregate number of units reserved under the Trust's Trust Unit Rights Incentive Plan, may be issued pursuant to the Plan. Any increase in the Total Units will result in an increase in the available number of Units issuable under the Plan and any exercises of Unit Awards will make new grants available under the Plan.

If any Unit Award granted under this Plan shall expire, terminate or be cancelled for any reason without the Units issuable thereunder having been issued in full or if any Units are issued pursuant to any Unit Award granted under this Plan, any such Units shall be available for the purposes of the granting of further Unit Awards under this Plan.

6. Terms and Conditions of Unit Awards

Each Unit Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between the Trust and the Grantee (a "**Unit Award Agreement**") which

agreement shall comply with, and be subject to, the requirements of the TSX and the following terms and conditions (and with such other terms and conditions as the Committee or the Board, in its discretion, shall establish):

(a) ***Number and Type of Units*** – The Committee shall determine the number of Units to be awarded to a Grantee pursuant to the Unit Award in accordance with the provisions set forth in **Section 4** of the Plan and shall designate such award as either a "Restricted Award" or a "Performance Award", as applicable, in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Unit Award which, together with all Unit Awards then held by such Grantee, would entitle such Grantee to receive a number of Units which is greater than 2% of the Total Units. In addition, in accordance with the rules of the TSX: (i) the number of Units issuable to Insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of Total Units; and (ii) the number of Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the Total Units. The number of Units issuable pursuant to this Plan to non-management directors will be limited to a maximum of 0.5% of the Total Units.

(b) ***Issue Dates and Adjustment of Unit Awards***

(i) Restricted Awards – Subject to **Section 6(e)** hereunder, with respect to any Restricted Award, the Issue Dates for the issuance of Units thereunder shall be as follows unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole and absolute discretion impose additional or different conditions to the determination of the Issue Date(s) in respect of or the issue of Units pursuant to any Restricted Award including, without limitation, performance conditions):

(A) as to one-third of the Units awarded pursuant to such Restricted Award, on the first anniversary of the date of the Restricted Award;

(B) as to one-third of the Units awarded pursuant to such Restricted Award, on the second anniversary of the date of the Restricted Award; and

(C) as to the remaining one-third of the Units awarded pursuant to such Restricted Award, on the date that is two years and nine months from the date of the Restricted Award;

provided, however, that:

(I) if a Grantee is on a Leave of Absence before any of the Issue Dates referred to in paragraphs (A), (B) and (C) above, such Issue Date or Issue Dates shall be extended by that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months;

(II) if a Black-Out Period has been imposed upon a Grantee, such Issue Date or Issue Dates may be extended to the last day of the Black-Out Extension Term;

(III) in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this **Section 6(b)(i)**, and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Units awarded pursuant to such Restricted Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed;

(IV) notwithstanding the above provisions of this **Section 6(b)(i)**, or any other provision of this Plan to the contrary, the Issue Date for all Restricted Awards granted hereunder shall be deemed to be the day immediately prior to the third (3rd) anniversary of the grant date of such Restricted Award; and

(V) immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Award. No fractional Units will be issued and all fractional entitlements shall be rounded to the nearest whole number.

(ii) *Performance Awards* – Subject to **Section 6(e)** hereunder, with respect to any Performance Award, the Issue Dates for the issuance of Units thereunder shall be as follows unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole and absolute discretion impose additional or different conditions to the determination of the Issue Dates or the Payout Multiplier in respect of or the issue of Units pursuant to any Performance Award provided that in no event shall the Payout Multiplier be greater than two):

(A) as to one-third of the Units awarded pursuant to such Performance Award, on the first anniversary of the date of grant of the Performance Award;

(B) as to one-third of the Units awarded pursuant to such Performance Award, on the second anniversary of the date of grant of the Performance Award; and

(C) as to the remaining one-third of the Units awarded pursuant to such Performance Award, on the date that is two years and nine months from the date of the Performance Award;

provided, however, that:

(I) if a Grantee is on a Leave of Absence before any of the Issue Dates referred to in paragraphs (A), (B) and (C) above, such Issue Date or Issue Dates shall be extended by that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months;

(II) if a Black-Out Period has been imposed upon a Grantee, such Issue Date or Issue Dates may be extended to the last day of the Black-Out Extension Term;

(III) in the event of any Change of Control prior to the Issue Date determined in accordance with the above provisions of this **Section 6(b)(ii)**, and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Units awarded pursuant to such Performance Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed;

(IV) notwithstanding the above provisions of this **Section 6(b)(ii)**, or any other provision of this Plan to the contrary, the Issue Date for all Performance Awards granted hereunder shall be deemed to be the day immediately prior to the third (3rd) anniversary of the grant date of such Performance Award; and

(V) immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by (1) the Adjustment Ratio applicable in respect of such Performance Award, and (2) the Payout Multiplier applicable to such Performance Award at such time. No fractional Units will be issued and all fractional entitlements shall be rounded to the nearest whole number.

Notwithstanding any other provision of this Plan, but subject to the limits described in **Sections 5** and **6(a)** hereof and any other applicable requirements of the Exchange or other regulatory authority, the Board hereby reserves the right to make any additional adjustments to the number of

Units to be issued pursuant to any Performance Award (including adjustments determined by reference to or as a result of the absolute Total Unitholder Return without comparison to the Peer Comparison Group) if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(iii) Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, accelerate the Issue Date for all or any Unit Awards at any time and from time to time.

(c) ***Issuance of Trust Units or Cash Payment*** – Subject to **Section 6(a)**, the number of Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the TSX or from the Trust, as an issuance of treasury Units, or a combination thereof, at the discretion of the Corporation. In addition, at any time when the Units are listed and posted for trading on the TSX, the Trust may elect on any Issue Date pertaining to a Unit Award, to pay an amount in cash equal to the aggregate current market value of the Units to be issued (based on volume weighted average trading price of the Units on the TSX on five trading days immediately preceding the Issue Date) (the "**Settlement Amount**") in consideration for the surrender by the Grantee to the Trust of the right to receive Units under such Unit Award provided that the Settlement Amount is not more than $5,000 in the aggregate unless otherwise approved by the Board. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by **Section 7** hereof.

(d) ***Delivery of Trust Units or Cash Payment*** As soon as practicable following the Issue Date or the election of the Trust to pay the Settlement Amount, the Trust shall cause the certificates representing the issued Units or a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount, in each case subject to **Section 7** hereof, and sent by pre paid mail or delivered to the Grantee. Notwithstanding the foregoing, unless otherwise approved by the Board, all Units issued or Settlement Amounts to be paid to a Grantee on a Leave of Absence shall be held in escrow by the Trust and released to the Grantee after the Leave of Absence ends. Any Units or Settlement Amount that has not been released on or before the fifth (5th) anniversary of the grant date of the applicable Unit Award shall be returned to the Trust for cancellation or, in the case of the Settlement Amount, be refunded to the Trust.

(e) ***Termination of Relationship as Service Provider*** – Unless otherwise determined by the Committee or unless otherwise provided in a Unit Award Agreement pertaining to a particular Unit Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i) *Termination* – If a Grantee ceases to be a Service Provider for any reason whatsoever, other than the death or disability of such Grantee, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee shall be terminated and all rights to receive Units thereunder shall be forfeited by the Grantee effective as of the date that is 30 days from the Cessation Date, provided that; upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all outstanding Unit Awards shall immediately terminate and become null and void.

(ii) *Termination Upon Death* – Upon the death or disability of a Grantee, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee shall be terminated and all rights to receive Units thereunder shall be forfeited by the Grantee effective as of the date that is 6 months from the Cessation Date.

(iii) *Extension of Expiration Period* – The Board may, in its sole discretion, determine that the expiration periods set forth in Section 6(e)(i) and Section 6(e)(ii) shall be extended by the time frames set forth in **Section 6(b)(i)** and **Section 6(b)(ii)**.

(f) ***Rights as a Unitholder*** – Until the Units granted pursuant to any Unit Award have been issued in accordance with the terms of the Plan, the Grantee to whom such Unit Award has been made shall not possess any incidents of ownership of such Units including, for greater certainty and without limitation, the right to receive cash Distributions on such Units and the right to exercise voting rights in respect of such

Units. Such Grantee shall only be considered a Unitholder in respect of such Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

(g) *Treatment of non-cash Distributions* – In the case of a non-cash Distribution, including Units or other securities or other property, the Committee may, in its sole and absolute discretion, determine that this non-cash Distribution be provided to the Unit Award holder on the same basis as a holder of a Unit with the same Distribution Record Date and Distribution Payment Date, regardless of the Unit Award vesting date, and, in such event, no adjustment to the Adjustment Ratio will be provided to the Unit Award holder. The Committee may provide this non-cash Distribution to the Unit Award holder in the same form as the non-cash distribution received by a holder of a Unit or a cash equivalent amount determined in the sole and absolute discretion of the Committee.

In the alternate case, where the Unit Award holder does not participate in a non-cash Distribution as described above, the Committee will, in its sole and absolute discretion, determine the cash value of such non-cash Distribution to be applied to the Adjustment Ratio.

(h) *Effect of Certain Changes* – In the event:

(i) of any change in the Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii) that any rights are granted to Unitholders to purchase Units at prices substantially below Fair Market Value; or

(iii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Units are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Plan, to any Unit Awards and to any Unit Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

7. Withholding Taxes

When a Grantee or other person becomes entitled to receive Units hereunder, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto. Such withholding tax obligation may also be accomplished, in whole or in part, by the Corporation or the Trust, as the case may be, withholding from the Units or the Settlement Amount such number of Units or such amount as is necessary to satisfy the amount of the total withholding tax obligation, or in such other manner as the Corporation may determine.

8. Non-Transferability

Subject to **Section 6(e)(ii)**, the right to receive Units pursuant to a Unit Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Unit Award shall terminate and be of no further force or effect.

9. Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Sections **6(b)(i)(II)** and **6(b)(ii)(II)** apply, the Trust will not enter into any transaction or series of transactions whereby the Trust or all

or substantially all of the Trust's undertaking, property or assets would become the property of any other trust, body corporate, partnership or other person (a "**Successor**") whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Trust and the Successor execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Trust under this Plan and the Unit Award Agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the right to receive trust units, shares, securities or other property of the Successor in lieu of Units upon the subsequent vesting of Unit Awards). Subject to compliance with this Section 9, any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Trust under this Plan and such Unit Award Agreements with the same effect as though the Successor had been named as the Trust herein and therein and thereafter, the Trust shall be relieved of all obligations and covenants under this Plan and such Unit Award Agreements and the obligation of the Trust to the Grantees in respect of the Unit Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Units of the Trust upon vesting of the Unit Awards.

10. Amendment and Termination of Plan

This Plan and any Unit Awards granted pursuant to the Plan may be amended, modified or terminated by the Board without approval of Unitholders subject to approval of the TSX. The Board may vary the vesting periods under the Plan provided that the duration of any Unit Awards shall not exceed 3 years. Notwithstanding the foregoing, the Plan may not be amended without Unitholder approval to: (a) make any amendment to the Plan to increase the percentage of Units issuable on exercise of outstanding Unit Awards at any time pursuant to paragraph 5(a) hereof; (b) extend the term of any outstanding Unit Awards held by Insiders; (c) make any amendment to the Plan that would permit a holder to transfer or assign Unit Awards to a new beneficial holder other than in the case of death of the holder; (d) any amendment to increase the number of Units that may be issued to Insiders above the restriction contained in **Section 5**; or (e) an amendment to amend this **Section 10**. In addition, no amendment to the Plan or Unit Awards granted pursuant to the Plan may be made without the consent of the holder, if it adversely alters or impairs any Unit Award previously granted to such holder under the Plan.

11. Miscellaneous

(a) ***Effect of Headings*** – The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b) ***Compliance with Legal Requirements*** – The Trust shall not be obliged to issue any Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Units under any Unit Award as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Units in compliance with applicable laws, rules and regulations. The Trust shall not be required to qualify for resale pursuant to a prospectus or similar document any Units awarded under the Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Unit Awards hereunder in accordance with any such requirements.

(c) ***No Right to Continued Employment*** – Nothing in the Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in the Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee's employment or service arrangement with the Trust or any Trust Affiliate.

(d) ***Ceasing to be a Trust Affiliate*** – Except as otherwise provided in this Plan, Unit Awards granted under this Plan shall not be affected by any change in the relationship between or ownership of the Trust and a Trust Affiliate. For greater certainty, all Unit Awards remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

(e) *Expenses* – All expenses in connection with the Plan shall be borne by the Trust.

12. Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

13. Governing Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

14. Effective Date

This Plan shall take effect on March 26, 2007 subject to the acceptance of the Plan by the TSX and any other relevant regulatory authorities and approval of the Unitholders.

15. Approval

This Plan and all of the Trust's security based compensation arrangements, must be approved by the Unitholders every three years.

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR DECEMBER 17, 2007

Calgary, November 15, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution in respect of November production of Cdn. $0.14 per trust unit and limited partnership unit will be paid on December 17, 2007 to unitholders of record on November 30, 2007. The ex-distribution date is November 28, 2007.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on December 17, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of December 17, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b). designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

Derek W. Evans
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, WILLIAM D. OSTLUND, Senior Vice President and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

William D. Ostlund
Senior Vice President and Chief Financial Officer

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.14 PER UNIT

Calgary, October 10, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the fourth quarter of 2007 to continue monthly distributions of $0.14 per trust unit and limited partnership unit. Further, Focus has declared a distribution of $0.14 per trust unit and limited partnership unit to be paid on November 15, 2007 in respect of October production, for unitholders of record on October 31, 2007. The ex-distribution date is October 29, 2007.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
October 31	October 29	November 15, 2007	$0.14
November 30	November 28	December 17, 2007	$0.14 (*)
December 31	December 27	January 15, 2008	$0.14 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on November 15, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of November 15, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR OCTOBER 15, 2007

Calgary, September 17, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution in respect of September production of Cdn. $0.14 per trust unit and limited partnership unit will be paid on October 15, 2007 to unitholders of record September 30, 2007. The ex-distribution date is September 26, 2007.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on October 15, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of October 15, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR SEPTEMBER 17, 2007

Calgary, August 15, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution in respect of August production of Cdn. $0.14 per trust unit and limited partnership unit will be paid on September 17, 2007 to unitholders of record August 31, 2007. The ex-distribution date is August 29, 2007.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on September 17, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of September 17, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2007

Derek W. Evans
President and Chief Executive Officer

82-34761

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, WILLIAM D. OSTLUND, Senior Vice President and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2007

William D. Ostlund
Senior Vice President and Chief Financial Officer

FOCUS ENERGY TRUST

NOTICE OF SPECIAL MEETING OF FOCUS SECURITYHOLDERS

to be held Tuesday, February 12, 2008

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

FOCUS ENERGY TRUST, FET RESOURCES LTD., FOCUS LIMITED PARTNERSHIP, FET MANAGEMENT LTD., FET EXCHANGECO LTD., FOCUS COMMERCIAL TRUST, ENERPLUS RESOURCES FUND, ENERMARK INC., ENERPLUS FINANCE LIMITED PARTNERSHIP AND FOCUS SECURITYHOLDERS

December 21, 2007

TABLE OF CONTENTS

NOTICE TO NON-REGISTERED HOLDERS OF FOCUS SECURITIES

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner and Focus or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

FOCUS ENERGY TRUST

December 21, 2007

Dear Focus Securityholders:

You are invited to attend a special meeting (the "**Meeting**") of holders ("**Focus Unitholders**") of trust units ("**Focus Units**") of Focus Energy Trust ("**Focus**") and of holders ("**Focus Exchangeable LP Unitholders**") of Class B limited partnership units ("**Focus Exchangeable LP Units**") of Focus Limited Partnership ("**Focus LP**") (Focus Unitholders and Focus Exchangeable LP Unitholders are collectively referred to as "**Focus Securityholders**"), to be held in the Hamilton Room, Bow Valley Conference Centre, 3rd Floor, 205 – 5th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on Tuesday, February 12, 2008. At the Meeting, you will be asked to consider: (i) a proposed arrangement (the "**Arrangement**") involving Focus, FET Resources Ltd. ("**FET**"), Focus LP, Enerplus Resources Fund ("**Enerplus**"), EnerMark Inc. ("**EnerMark**"), the Focus Securityholders and certain other parties; and (ii) certain amendments to Focus' trust unit rights incentive plan (the "**Focus TURIP Amendment Approval**") to permit the settlement of outstanding rights in cash and to clarify that the exercise price for the Focus Units may be adjusted for Focus' January 2008 distribution payable on February 15, 2008.

We encourage you to complete the enclosed form of proxy or voting direction and submit it as soon as possible.

The Arrangement will result in the combination of Enerplus and Focus, pursuant to which all of the issued and outstanding Focus Units will be exchanged for trust units ("**Enerplus Units**") of Enerplus. Pursuant to the Arrangement, Focus Unitholders will receive, for each Focus Unit held, 0.425 of an Enerplus Unit. Focus Exchangeable LP Unitholders will not exchange their Focus Exchangeable LP Units for Enerplus Units pursuant to the Arrangement, but following the Arrangement, the Focus Exchangeable LP Units will be exchangeable for Enerplus Units on the basis of 0.425 of an Enerplus Unit and the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units will be similarly adjusted in accordance with such exchange ratio.

The combination with Enerplus allows Focus Unitholders to realize the significant premium to Focus' estimated net asset value that is inherent in the current market price of the Focus Units, to reduce reliance on and risk of natural gas prices and to be better positioned on a go-forward basis with resource play diversity, including light oil and oil sands opportunities, increased tax pools and increased access to capital markets.

The strategic combination of Focus and Enerplus, which will continue under the name "Enerplus Resources Fund", will result in one of the largest conventional oil and natural gas trusts in North America with an enterprise value of approximately $7.6 billion. Following the Arrangement, the combined trust will be a well balanced conventional oil and gas trust with estimated production of over 100,000 Boe/d in 2008, estimated proved reserves of approximately 358 MMBoe and proved plus probable reserves of approximately 522 MMBoe, based on Enerplus' reserves as at December 31, 2006 and Focus' reserves as at November 30, 2007. Additionally, the combined trust will have an estimated proved plus probable reserve life index of approximately 14 years (based on estimated 2008 production and the above-described reserve volumes). Focus and Enerplus believe that the Arrangement will allow Focus Securityholders and the holders ("**Enerplus Unitholders**") of Enerplus Units to participate in a larger, stronger and more efficient trust that will have increased liquidity and enhanced financial flexibility that will facilitate further expansion both domestically and internationally and which is anticipated to receive increased attention from both equity and income investors. Focus and Enerplus believe that, following the Arrangement, Enerplus will possess high quality, long life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team.

Following the Arrangement, Enerplus will continue to be led by Gordon Kerr (the current President & Chief Executive Officer of EnerMark, which is the administrator of Enerplus) and the current EnerMark executive team will continue in their current roles. In addition, if the Arrangement is completed, two of the current directors of FET, David O'Brien and Clayton Woitas, have agreed to accept positions on the board of directors of EnerMark. On completion of the Arrangement, the current holders of Enerplus Units ("**Enerplus Unitholders**") will own approximately 79 percent and the current Focus Securityholders will own approximately 21 percent of the combined trust. The Enerplus Units will continue to be listed on both the Toronto Stock Exchange and the New York Stock Exchange.

Scotia Waterous Inc. has provided our board with an opinion that, as of December 1, 2007, the consideration to be received by Focus Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Focus Securityholders. **Our board, based upon its own investigations, including its consideration of the fairness opinion of Scotia Waterous Inc., has unanimously concluded that the Arrangement is fair to Focus Securityholders and is in the best interests of Focus and the Focus Securityholders, and recommends that the Focus Securityholders vote in favour of the Arrangement at the Meeting.** Each of the directors and executive officers of FET has agreed to vote all Focus Units and Focus Exchangeable LP Units that he or she beneficially owns, or exercises control or discretion over, in favour of the Arrangement and the other matters to be considered at the Meeting.

The exchange of Focus Units for Enerplus Units pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Focus Unitholders under Canadian federal income tax laws. However, a Focus Unitholder may elect to have such exchange of Focus Units for Enerplus Units carried out as a taxable exchange for Canadian federal income tax purposes by making such an election in the Letter of Transmittal and Election Form that has been provided to registered holders of Focus Units together with this Information Circular. Focus Unitholders resident in jurisdictions other than Canada should consult their own legal and tax advisors with respect to the tax consequences associated with this election. **Holders of Focus Units who do not deposit with CIBC Mellon Trust Company a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before 4:30 p.m. (Calgary time) on Friday, February 8, 2008 or the second business day before any adjournment of the Meeting or do not otherwise comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to have their exchange of Focus Units for Enerplus Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.** Beneficial holders of Focus Units (i.e., Focus Unitholders who hold their Focus Units through a broker, financial institution or other nominee) who want to have their exchange of Focus Units for Enerplus Units to be carried out as a taxable exchange for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Focus Units are held to make the necessary arrangements.

The distributions to be paid to Focus Securityholders in the months of January and February 2008 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Focus Securityholders of record on December 31, 2007 will receive their regular monthly cash distribution on January 15, 2008 and Focus Securityholders of record on January 31, 2008 will receive their regular monthly cash distribution on February 15, 2008. If the Arrangement is completed on February 13, 2008, as currently scheduled, the February 15, 2008 payment will be the last regular monthly distribution paid on behalf of Focus and the first distribution of Enerplus that all Enerplus Unitholders (including former Focus Unitholders) and Focus Exchangeable LP Unitholders will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Enerplus Unitholders of record on March 10, 2008, which is anticipated to be paid on March 20, 2008. Based on the existing monthly cash distributions paid by Enerplus and Focus, distributions to Focus Securityholders who continue to hold Enerplus Units or Focus Exchangeable LP Units, as applicable, subsequent to the completion of the Arrangement would initially receive an increase of 27.5% in their existing per unit distributions. The amount of future cash distributions will be subject to the discretion of the board of directors of EnerMark and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels, capital requirements, debt service requirements, operating costs, royalty burdens and foreign exchange rates.

Focus intends to suspend the Focus distribution reinvestment plan (the "**Focus DRIP**") such that all distributions made by Focus after the cash distribution of Focus to be paid on January 15, 2008 to holders of record on December 31, 2007, will not be eligible for reinvestment under the Focus DRIP. The Focus DRIP will be

terminated on the date the Arrangement is completed. Former Focus Unitholders who are resident in Canada and who are interested in participating in Enerplus' trust unit monthly distribution reinvestment and unit purchase plan (the "**Enerplus DRIP**") following the completion of the Arrangement should, if they become registered Enerplus Unitholders, complete and deliver an authorization form to CIBC Mellon Trust Company, and if they become beneficial Enerplus Unitholders, contact their broker, investment dealer, financial institution or other nominee through which their Enerplus Units are held following the Arrangement and provide instructions on how they wish to participate in the Enerplus DRIP. The authorization form for eligible registered Enerplus Unitholders can be obtained at *www.enerplus.com*.

Upon approval of the Arrangement by Focus Securityholders, our board has approved the settlement of all outstanding awards granted under Focus' unit award incentive plan in either Focus Units to be issued from treasury or in cash in an amount equal to the number of Focus Units to be issued multiplied by the five day volume weighted average trading price of the Focus Units during the five trading days ending on the second business day immediately prior to the effective date of the Arrangement (the "**Focus VWAP**").

Provided the Focus TURIP Amendment Approval is obtained, the Parties have also agreed that, upon approval of the Arrangement by Focus Securityholders, all outstanding Focus Rights may be settled in either Focus Units to be issued from treasury or in cash in an amount equal to, for each Focus Right outstanding, the Focus VWAP less the applicable exercise price, adjusted for Focus' January 2008 distribution payable on February 15, 2008. See "Other Matters to be Considered at the Meeting – Amendment to the Focus TURIP". In addition, Focus may purchase and cancel all of the "out-of-the-money" Focus Rights at an amount of not more that $0.01 per right. To the extent that there are any outstanding Focus Rights following the Arrangement, the Focus TURIP will provide that holders of Focus Rights will only be entitled to receive Enerplus Units in accordance with the exchange ratio contemplated by the Arrangement.

The resolution to approve the Arrangement to be considered at the Meeting must be approved by 66 2/3 percent of the votes cast by the Focus Securityholders, voting together as a single class, in person or by proxy at the Meeting. The resolution approving the amendments to the Focus TURIP to be considered at the Meeting must be approved by a majority of the votes cast by Focus Securityholders, voting together as a single class, either in person or by proxy at the Meeting. Completion of the Arrangement is subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

The accompanying information circular and proxy statement of Focus contains a detailed description of the Arrangement, as well as detailed information regarding Enerplus and Focus. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. **Please complete and deliver the enclosed form of proxy or voting direction prior to 4:30 p.m. (Calgary time) on Friday, February 8, 2008 in order to ensure your representation at the Meeting.**

On behalf of the directors of FET, I would like to express our gratitude for the support the Focus Securityholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked hard assisting us with this task and for providing their support for the proposed Arrangement. We can ensure you that the same high level of dedication demonstrated by the directors, management and employees of Focus in the past will continue in respect of the new merged Enerplus should a favourable vote be obtained. We look forward to seeing you at the Meeting.

Yours very truly,

(signed) "*Derek W. Evans*"
Derek W. Evans, President and Chief Executive Officer
FET Resources Ltd., on behalf of
Focus Energy Trust

FOCUS ENERGY TRUST
NOTICE OF SPECIAL MEETING OF FOCUS SECURITYHOLDERS
to be held Tuesday, February 12, 2008

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated December 20, 2007, a special meeting (the "**Meeting**") of the holders ("**Focus Unitholders**") of trust units ("**Focus Units**") of Focus Energy Trust ("**Focus**") and the holders ("**Focus Exchangeable LP Unitholders**") of Class B limited partnership units ("**Focus Exchangeable LP Units**") of Focus Limited Partnership ("**Focus LP**") (the Focus Unitholders and Focus Exchangeable LP Unitholders being collectively referred to as "**Focus Securityholders**") will be held in the Hamilton Room, Bow Valley Conference Centre, 3rd Floor, 205 - 5th Avenue S.W., Calgary, Alberta on Tuesday, February 12, 2008 at 9:00 a.m. (Calgary time), for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Focus dated December 21, 2007 (the "**Information Circular**"), to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "**Arrangement**"), all as more particularly described in the Information Circular;

(b) to approve certain amendments to Focus' trust unit rights incentive plan (the "**Focus TURIP**") to amend the Focus TURIP to permit the settlement of outstanding entitlements thereunder in cash and to clarify that the exercise price for the Focus Units may be adjusted for Focus' January 2008 distribution payable on February 15, 2008; and

(c) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The record date (the "**Record Date**") for determination of Focus Securityholders entitled to receive notice of and to vote at the Meeting is December 31, 2007. Only Focus Securityholders whose names have been entered in the applicable register of Focus Units and Focus Exchangeable LP Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Focus Securityholder has transferred any Focus Units or Focus Exchangeable LP Units (collectively, the "**Focus Securities**") subsequent to that date and the transferor securityholder, not later than 10 days before the Meeting, establishes ownership of the Focus Securities and demands that the transferee's name be included on the list of Focus Securityholders entitled to vote at the Meeting.

Pursuant to the Interim Order, Focus Securityholders vote together as a single class of securities at the Meeting. Each Focus Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting. Valiant Trust Company holds a special voting right for the benefit of holders of Focus Exchangeable LP Units and each holder of Focus Exchangeable LP Units is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of Focus Exchangeable LP Units owned by such holder.

A Focus Unitholder may attend the Meeting in person or may be represented by proxy. Focus Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, not later than 4:30 p.m. (Calgary time) on Friday, February 8, 2008 or the second Business Day prior to the date of any adjournment of the Meeting. Focus Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Focus Unitholders' behalf at the Meeting. For information regarding voting or appointing a proxy by internet, see the form of proxy for Focus Unitholders and/or the Information Circular enclosed herewith.

The form of voting direction which accompanies the Information Circular is the means by which holders of Focus Exchangeable LP Units may authorize the voting of the voting rights associated with the Focus Exchangeable LP Units. Valiant Trust Company will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Valiant Trust Company will not exercise these votes. Holders of Focus Exchangeable LP Units may also instruct Valiant Trust Company to give a proxy entitling the holder's designee to vote personally the relevant number of votes or to grant to FET Resources Ltd. ("**FET**") a proxy to vote those votes. The procedure for holders of Focus Exchangeable LP Units to instruct Valiant Trust Company about voting at the Meeting is explained in the voting direction that has been provided to holders of Focus Exchangeable LP Units with the Information Circular. **To be effective, the voting direction must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, not later than 4:30 p.m. (Calgary time) on Friday, February 8, 2008 or the second Business Day prior to the date of any adjournment of the Meeting.**

The proxyholder has discretion under the accompanying form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined. As of the date hereof, management of FET knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in the Notice. Holders of Focus Units and Focus Exchangeable LP Units who are planning on returning the accompanying form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.

Dated at the City of Calgary, in the Province of Alberta, this 21st day of December, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF FET RESOURCES LTD.

(signed) "*Derek W. Evans*"
Derek W. Evans, President and Chief Executive Officer
FET Resources Ltd., on behalf of Focus Energy Trust

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING, FOCUS ENERGY TRUST, FET RESOURCES LTD., FOCUS LIMITED PARTNERSHIP, FET MANAGEMENT LTD., FET EXCHANGECO LTD., FOCUS COMMERCIAL TRUST, ENERPLUS RESOURCES FUND, ENERMARK INC., ENERPLUS FINANCE LIMITED PARTNERSHIP AND FOCUS SECURITYHOLDERS

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of Focus Energy Trust ("**Focus**"), FET Resources Ltd. ("**FET**") and Focus Limited Partnership ("**Focus LP**") (Focus, FET and Focus LP being collectively referred to as "**Focus**"), with respect to a proposed plan of arrangement (the "**Arrangement**") under section 193 of the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving *inter alia*, Focus, the holders of trust units of Focus (the "**Focus Unitholders**") and the holders of Class B limited partnership units of Focus LP (the "**Focus Exchangeable LP Unitholders**") (collectively, the "**Arrangement Parties**"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Focus dated December 21, 2007, accompanying this Notice of Petition. At the hearing of the Petition, Focus intends to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c) an order declaring that the registered Focus Unitholders and Focus Exchangeable LP Unitholders (collectively, the "**Focus Securityholders**") shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the "**Interim Order**") of the Court dated December 20, 2007;

(d) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on each of the Arrangement Parties on and after the Effective Date, as defined in the Arrangement; and

(e) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 601 – 5th Street S.W., Calgary, Alberta, February 12, 2008 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Focus Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. **Any Focus Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Focus on or before noon (Calgary time) on February 8, 2008, a notice of intention to appear, including an address for service in the Province of Alberta, indicating whether such securityholder or other interested party intends to support or oppose the application or make submissions at the application, together with a summary of the position such securityholder or other interested party intends to advocate before the Court and any evidence or materials**

which are to be presented to the Court. Service on Focus is to be effected by delivery to the solicitors for Focus at the address set out below. If any Focus Securityholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Focus and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Focus Securityholders for the purpose of such securityholders voting upon a resolution to approve the Arrangement, and has directed that registered Focus Securityholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Focus Securityholders or other interested party requesting the same by the under mentioned solicitors for Focus upon written request delivered to such solicitors c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daniel J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 21st day of December, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF FET RESOURCES LTD.

(signed) "*Derek W. Evans*"
Derek W. Evans, President and Chief Executive Officer
FET Resources Ltd., on behalf of
Focus Energy Trust

INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of FET for use at the Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Enerplus contained in this Information Circular has been provided by Enerplus. Although Focus has no knowledge that would indicate that any of such information is untrue or incomplete, Focus does not assume any responsibility for the accuracy or completeness of such information or the failure by Enerplus to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Focus.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix C to this Information Circular. **You are urged to read carefully the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of December 21, 2007 unless otherwise specifically stated.

Cash Distributions

This Information Circular contains information regarding cash distributions paid, and declared and payable, by each of Enerplus and Focus as well as Enerplus' ongoing distribution policy assuming the Arrangement is completed. A return on an investment in trust units is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in Enerplus or Focus is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Enerplus intends to make distributions of its available cash to Enerplus Unitholders and Focus Exchangeable LP Unitholders following completion of the Arrangement, these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** The actual amount distributed will depend on numerous factors including the financial performance of Enerplus and its debt obligations, working capital requirements and future capital requirements. In addition, the market value of Enerplus Units may decline if Enerplus' cash distributions decline in the future and any such market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Information Concerning Enerplus – Risk Factors", "Information Concerning Focus – Risk Factors" and "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors" in this Information Circular. See also the risk factors described and discussed under the heading "Risk Factors" on pages 59 to 63 of the Focus AIF and under the heading "Risk Factors" on pages 63 to 77 of the Enerplus AIF, each of which is incorporated by reference into this Information Circular. These sections describe Enerplus' and Focus' assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in trust units to unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. Returns on capital are generally taxed as ordinary income in the hands of a unitholder. Returns of capital are generally tax deferred (and reduce a unitholder's cost base in the trust unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

Forward-looking Information and Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking information and statements. All information and statements other than statements of historical fact contained in this Information Circular are forward-looking information and statements. Such statements and information may be identified by looking for words such as "may", "believe", "expects", "will", "intends", "should", "plan", "predict", "potential", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof or other comparable terminology. Such forward-looking information and statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, budgets, litigation, projected costs and plans and objectives of or involving Enerplus or Focus; amounts to be retained by Enerplus for growth; capital expenditures; the amount and timing of the payment of the distributions of Enerplus; payout ratios; future oil and gas reserve and resource volumes and reserve life indices; expectation of future production rates and product mixes; future development plans and opportunities; access to credit facilities; increased trading liquidity and enhanced financial flexibility; capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; cash flow and earnings and the components thereof; future income tax treatment and tax pools of the combined trust; synergies resulting from the Arrangement; the timing of the Final Order; the Effective Date of the Arrangement; and the making of applications and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking information and statements are based on the estimates and opinions of FET's and, where applicable, EnerMark's management at the time the statements were made. In addition, forward-looking information and statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which such forward-looking information and statements are based will occur. Forward-looking information and statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although Focus and Enerplus believe that the expectations represented in such forward-looking information and statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include, but are not limited to the impact of, general economic conditions, industry conditions, governmental regulation, applicable royalty rates and tax laws, volatility of commodity prices, imprecision of reserve and resource estimates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals (including Court approval of the Arrangement), competition from other industry participants, the lack of availability of qualified personnel or management or oilfield services, failure to realize the anticipated benefits of the Arrangement, stock market volatility, the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material. Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Information and statements relating to "reserves" or "resources" are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and that the reserves can be profitably produced in the future.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Focus and Enerplus. We urge you to carefully consider those factors.

The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking information and statements included in this Information Circular are made as of the date of this Information Circular and Focus and Enerplus undertake no obligation to publicly update such forward-looking information and statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Barrel of Oil Equivalency

The term "Boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of Focus Units and Focus Exchangeable LP Units

The information set forth in this section is of significant importance to many Focus Unitholders, as a substantial number of Focus Unitholders do not hold Focus Units in their own name. Focus Unitholders who do not hold their Focus Units in their own name ("**Beneficial Unitholders**") should note that only proxies deposited by Focus Unitholders whose names appear on the records of the registrar and transfer agent for Focus as the Registered Holders of Focus Units can be recognized and acted upon at the Meeting. If Focus Units are listed in an account statement provided to a Focus Unitholder by a broker, then in almost all cases those Focus Units will not be registered in a holder's name on the records of Focus. Such Focus Units will more likely be registered under the name of the holder's broker or an agent of that broker. In Canada, the vast majority of such Focus Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Focus Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Focus Units for their clients. Focus does not know for whose benefit the Focus Units registered in the name of CDS & Co. are held. The majority of Focus Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Focus Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Focus Unitholders; however, its purpose is limited to instructing the registered Focus Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**"). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Unitholder can call a toll-free telephone number or access the internet to vote the Focus Units held by the Beneficial Unitholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Focus Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Focus Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Focus Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Focus Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the Registered Holder and vote your Focus Units in that capacity. If you wish to attend the Meeting and vote your own Focus Units, you must do so as proxyholder for the Registered Holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Unitholders should also instruct their broker or other intermediary to complete the Letter of Transmittal and Election Form regarding the Arrangement with respect to the Beneficial Unitholder's Focus Units as soon as possible in order to receive the consideration payable pursuant to the Arrangement in exchange for such holder's Focus Units.

The foregoing discussion similarly applies to Focus Exchangeable LP Unitholders who do not hold their Focus Exchangeable LP Unitholders in their own name. Only Focus Exchangeable LP Unitholders whose name appears on the records of Valiant Trust Company, the registrar and transfer agent for the Focus Exchangeable LP Units, are entitled to instruct Valiant Trust Company how to exercise voting rights in respect of their Focus Exchangeable LP Units at the Meeting.

See "General Proxy Matters".

Supplementary Disclosure – Non-Canadian GAAP Measures

This Information Circular and certain documents incorporated by reference herein make reference to certain non-Canadian GAAP financial measures to assist in assessing Focus' and Enerplus' respective financial performance. Some of these non-Canadian GAAP measures include references to "funds flow from operations", "field netbacks" and "payout ratio". Non-Canadian GAAP financial measures do not have standard meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-Canadian GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. For additional information regarding these non-Canadian GAAP measures, see management's discussion and analysis for each of Focus and Enerplus for the year ended December 31, 2006 and the three and nine months ended September 30, 2007, each of which is incorporated by reference herein.

Information For United States Focus Unitholders

The offer and sale of the securities (including the amendments to the Focus Exchangeable LP Units) to be issued under the Arrangement have not been registered under the U.S. Securities Act. Such securities are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Focus Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Specifically, information concerning the operations of Enerplus and Focus contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited and audited pro forma and historical financial statements of Enerplus, Focus and other Parties included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing standards, which differ from United States GAAP and auditing standards in certain material respects, and thus may not be comparable to financial statements of United States issuers. Certain of such financial statements, including all financial statements of Focus, were also prepared in accordance with Canadian auditor independence standards, which differ from United States auditor independence standards.

However, Enerplus is required to annually file with the SEC annual reports on Form 40-F. Enerplus' annual reports on Form 40-F are required to include reconciliations of its audited consolidated financial statements to United States GAAP. Enerplus has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2006 that includes a reconciliation of its audited consolidated financial statements for the years ended December 31, 2006 and 2005 to United States GAAP, as required by Form 40-F. Enerplus' Form 40-F for the year ended December 31, 2006 may be obtained for free at the SEC's internet web site at *www.sec.gov*.

Oil and gas issuers are required to apply a "ceiling test" when preparing their financial statements. An issuer must compare the net capitalized costs of its oil and natural gas properties against a "ceiling value". If the net capitalized costs exceed the ceiling value, the issuer must record a non-cash write-down equal to the difference. Under United States GAAP, the calculation of the "ceiling value" must be made using the future net revenues from proved

reserves using oil and natural gas prices in effect at the end of the applicable period discounted at ten percent. Under Canadian GAAP, the ceiling value is initially based on undiscounted future net revenues from proved reserves using forecast prices. Therefore, the maximum ceiling value attributable to oil and natural gas assets is generally lower under United States GAAP than under Canadian GAAP. Accordingly, in a low commodity price environment where future commodity prices exceed current commodity prices, or when material acquisitions are initially recorded using Canadian ceiling values, there is more risk of a ceiling test write-down under United States GAAP. Ceiling test write-downs would not reduce Enerplus' reported cash flow from operations.

Data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the effective date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. Additionally, the SEC prohibits disclosure of oil and gas resources, whereas Canadian issuers may disclose resource volumes. Resources are different than, and should not be construed as, reserves. As a consequence, the production volumes and reserve and resource estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic issuers subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Focus and Enerplus are formed under the laws of the Province of Alberta, that their trustees and the majority of the officers and directors of FET and EnerMark are residents of countries other than the United States, that most or all of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Focus, Enerplus, their respective subsidiaries and such other Persons are, or will be, located outside the United States.

Under SEC rules in effect on the date hereof, the U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were "affiliates" of Enerplus, Focus, FET, EnerMark or the other Parties to the Arrangement immediately prior to the Arrangement and Persons who are "affiliates" of Enerplus or EnerMark after the Arrangement. The SEC has recently adopted new rules that might eliminate such resale restrictions for Persons who are not affiliates of Enerplus or EnerMark after the Arrangement, but as of the date hereof, the application of the new rules to the Arrangement, and the application of the new rules to resales by such Persons, are unclear. See "The Arrangement – Securities Law Matters – United States" in this Information Circular.

Focus Unitholders should be aware that the Arrangement, the receipt of securities pursuant thereto, and the ownership of Enerplus Units may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. Tax considerations applicable to Focus Unitholders and Focus Exchangeable LP Unitholders subject to United States federal income tax have not been included in this Information Circular. Focus Unitholders and Focus Exchangeable LP Units are advised to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

THE SECURITIES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Nine Months Ended September 30	Year Ended December 31		
	2007	2006	2005	2004
Rate at end of Period	$1.0041	$0.8582	$0.8579	$0.8310
Average rate during Period	0.9051	0.8851	0.8244	0.7719
High	1.0041	0.9100	0.8690	0.8493
Low	0.8437	0.8528	0.7872	0.7158

On December 19, 2007, the noon buying rate for $1.00 Canadian was $0.9944 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including in "Summary Information" and Appendix A hereto.

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Proposal**" means any inquiry or the making of any proposal to Focus or FET or the Focus Unitholders and/or Focus Exchangeable LP Unitholders from any Person or group of Persons acting "jointly or in concert" (within the meaning of the *Securities Act* (Alberta)) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Focus or the Focus Securityholders of 20% or more of the voting securities of Focus or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of Focus or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Focus or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Focus or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Enerplus and EnerMark under the Arrangement Agreement or the Arrangement; except that for the purpose of the definition of "Superior Proposal" set forth in paragraph (b)(v)(A) under "The Arrangement – Focus and FET Covenants Regarding Non-Solicitation" in this Information Circular, the references in the definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

"**AmalgamationCo**" means the corporation formed upon the amalgamation of FET ExchangeCo and FET Management pursuant to this Arrangement;

"**AmalgamationCo Common Shares**" means the common shares of AmalgamationCo;

"**AmalgamationCo Notes**" means interest bearing, unsecured, subordinated promissory notes of AmalgamationCo;

"**AmalgamationCo Notes Contribution Agreement**" means the contribution agreement between Enerplus and Enerplus Finance LP to be dated the Effective Date effecting the contribution by Enerplus to Enerplus Finance LP of the AmalgamationCo Notes in consideration of Enerplus Finance LP issuing Enerplus Finance LP Units to Enerplus;

"**AmalgamationCo Shares Contribution Agreement**" means the contribution agreement between Focus and Enerplus Finance LP to be dated the Effective Date effecting the contribution by Focus to Enerplus Finance LP of the AmalgamationCo Common Shares in consideration of Enerplus Finance LP issuing Enerplus Finance LP Units to Focus;

"**AmalgamationCo Unit Notes**" means non-interest bearing, unsecured, subordinated promissory notes of AmalgamationCo;

"**Applicable Canadian Securities Laws**", in the context that refers to one or more Persons, means, collectively and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Applicable Laws**", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated effective December 2, 2007 among Enerplus, EnerMark, Focus and FET with respect to the Arrangement, and all amendments thereto;

"Arrangement Resolution" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Focus Securityholders at the Meeting;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

"Certificate" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Competition Act" means the *Competition Act*, R.S.C. 1985, c. C-34, and the regulations promulgated thereunder, as amended from time to time;

"Confidentiality Agreement" means the mutual confidentiality and standstill agreement dated November 7, 2007 between Focus and Enerplus;

"Court" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"D&M" means DeGolyer and MacNaughton, independent petroleum consultants;

"D&M Report" means the independent engineering evaluation of Enerplus' U.S. conventional oil, NGLs and natural gas interests prepared by D&M dated February 1, 2007 and effective December 31, 2006, utilizing commodity price forecasts of Sproule (for internal consistency in Enerplus' reserves reporting) dated December 31, 2006;

"Depositary" means CIBC Mellon Trust Company or such other company as may be designated by Enerplus and Focus;

"Dissent Rights" means the right of a registered Focus Securityholder to dissent with respect to the Arrangement Resolution and to be paid the fair value of the Focus Units and/or Focus Exchangeable LP Units in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as amended by the Interim Order;

"Dissenting Focus Exchangeable LP Unitholders" means registered Focus Exchangeable LP Unitholders who validly exercise Dissent Rights;

"Dissenting Focus Unitholders" means registered Focus Unitholders who validly exercise Dissent Rights;

"Dissenting Securityholders" means, collectively, Dissenting Focus Unitholders and Dissenting Focus Exchangeable LP Unitholders;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time when the Arrangement becomes effective pursuant to the ABCA;

"Election Deadline" means 4:30 p.m. (Calgary time) on February 8, 2008 or, if the Meeting is adjourned, the second Business Day immediately prior to the date of the adjourned meeting;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

"EnerMark" means EnerMark Inc., a corporation amalgamated under the ABCA and an indirect wholly-owned subsidiary of Enerplus;

"Enerplus" means Enerplus Resources Fund, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Enerplus Trust Indenture;

"Enerplus AIF" means the 2006 Annual Information Form of Enerplus dated March 12, 2007, incorporated by reference into this Information Circular;

"Enerplus Arrangement Parties" means Enerplus and any Subsidiaries of Enerplus who are party to the Arrangement;

"Enerplus Board" means the board of directors of EnerMark, the administrator of Enerplus, as it may be comprised from time to time;

"Enerplus DRIP" means the trust unit monthly distribution reinvestment and unit purchase plan of Enerplus;

"Enerplus Fair Market Value" means the weighted average trading price of an Enerplus Unit on the TSX for the five trading days immediately preceding the Effective Date, provided that if the Enerplus Units are not then listed on the TSX, or if in the opinion of the Enerplus Board, acting reasonably and in good faith, the public distribution or trading activity in Enerplus Units for that period does not result in a weighted average trading price which reflects the fair market value of the Enerplus Units, then the Enerplus Fair Market Value shall be determined by the Enerplus Board, in good faith and in its sole discretion, acting reasonably;

"Enerplus Finance LP" means Enerplus Finance Limited Partnership, a limited partnership organized pursuant to the laws of Alberta;

"Enerplus Finance LP Units" means the limited partnership units of Enerplus Finance LP;

"Enerplus Prospectus" means the final short form prospectus of Enerplus dated April 3, 2007;

"Enerplus Reserves Reports" means, collectively, the D&M Report, the GLJ Reserves Report, the GLJ Joslyn Resources Report, the GLJ Kirby Resources Report and the Sproule Report;

"Enerplus Rights" means the rights to acquire Enerplus Units issued under the Enerplus TURIP;

"Enerplus Senior Unsecured Notes" means the US$229 million principal amount of senior unsecured notes issued by EnerMark;

"Enerplus Special Voting Right" means the special voting right to be issued by Enerplus to the Voting and Exchange Trustee entitling the holder thereof to vote, consent to, or otherwise act at a meeting or in respect of a resolution of Enerplus Unitholders, and representing the number of votes that the Focus Exchangeable LP Unitholders would be entitled to had the Focus Exchangeable LP Unitholders exchanged all of the Focus Exchangeable LP Units then held by such holders for Enerplus Units immediately prior to the record date set for

such meeting or at such other time as may be determined by applicable law for determining Enerplus Unitholders entitled to so vote, consent or otherwise act at such a meeting or in respect of such a resolution;

"Enerplus Trust Indenture" means the Amended and Restated Trust Indenture dated November 8, 2007 among EnerMark, Enerplus Resources Corporation and the Enerplus Trustee, as may be amended, supplemented or restated from time to time;

"Enerplus Trustee" means CIBC Mellon Trust Company, in its capacity as the trustee under the Enerplus Trust Indenture;

"Enerplus TURIP" means the trust unit rights incentive plan of Enerplus;

"Enerplus Unitholders" means the holders from time to time of Enerplus Units;

"Enerplus Units" means the trust units of Enerplus;

"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"FET" means FET Resources Ltd., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Focus;

"FET ExchangeCo" means FET ExchangeCo Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Focus;

"FET Management" means FET Management Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Focus;

"FET Resources" means FET Resources Ltd., a corporation amalgamated under the ABCA which is an indirect wholly-owned subsidiary of Focus;

"Filed Letter of Transmittal" means a duly completed Letter of Transmittal and Election Form deposited (with such Focus Unitholder's certificate(s) representing the Focus Unitholder's Focus Units) with the Depository on or before the Election Deadline;

"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Focus" means Focus Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Focus Indenture;

"Focus AIF" means the 2006 Annual Information Form of Focus dated March 21, 2007 incorporated by reference into this Information Circular;

"Focus Asset Contribution" means the contribution by Focus of all of its directly owned interest in Focus LP, Focus CT and the Focus CT Notes to AmalgamationCo in consideration of AmalgamationCo issuing AmalgamationCo Common Shares and AmalgamationCo Notes to Focus in accordance with the Focus Asset Contribution Agreement;

"Focus Asset Contribution Agreement" means the contribution agreement between Focus and AmalgamationCo to be dated the Effective Date effecting the Focus Asset Contribution;

"Focus Assets" means all of the assets of Focus;

"**Focus Assumed Liabilities**" means all of the liabilities and obligations of Focus;

"**Focus Awards**" means, collectively, all awards to receive or acquire Focus Units under the Focus UAIP;

"**Focus Board**" means the board of directors of FET, the administrator of Focus, as it may be comprised from time to time;

"**Focus Credit Facilities**" means Focus' secured, revolving, syndicated credit facility with an aggregate borrowing limit of $350 million with a 364-day revolving period ending June 24, 2008 (whereupon it may be renewed for a further 364-day term subject to review by the lenders and if not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term), plus a $15 million demand operating line of credit;

"**Focus CT**" means Focus Commercial Trust, an unincorporated trust organized pursuant to the laws of Alberta and a wholly-owned subsidiary of Focus;

"**Focus CT Notes**" means the non-interest bearing, unsecured, subordinated promissory notes of Focus CT held by Focus which have an aggregate principal amount of $664 million;

"**Focus Disclosure Letter**" means the disclosure letter dated effective December 2, 2007 from Focus and FET to Enerplus and EnerMark;

"**Focus DRIP**" means the distribution reinvestment and optional unit purchase plan of Focus;

"**Focus Exchangeable LP Unitholders**" means the holders from time to time of Focus Exchangeable LP Units;

"**Focus Exchangeable LP Units**" means Class B limited partnership units of Focus LP, which are non-transferable and are exchangeable for no additional consideration into Focus Units on a one for one basis;

"**Focus Fairness Opinion**" means the opinion of Scotia Waterous Inc. dated December 1, 2007, a copy of which is attached as Appendix D to this Information Circular;

"**Focus Incentive Plans**" means, collectively, the Focus TURIP and the Focus UAIP;

"**Focus LP**" means Focus Limited Partnership, a limited partnership established under the laws of Alberta;

"**Focus LP Agreement**" means the limited partnership agreement dated June 21, 2006 of Focus LP, as such may be amended, supplemented or restated from time to time;

"**Focus LP Unit Support Agreement**" means the support agreement dated June 27, 2006 among Focus, Focus LP and FET Management, as such may be amended, supplemented or restated from time to time;

"**Focus LP Unit Support Agreement Supplement**" means a supplemental agreement to the Focus LP Unit Support Agreement, or an amendment and restatement of such agreement, to be dated the Effective Date between Enerplus (and any other applicable Enerplus Arrangement Parties), AmalgamationCo and the parties to the Focus LP Unit Support Agreement, as may be necessary or desirable to provide for the assumption by Enerplus of the covenants and obligations of Focus therein with respect to the Enerplus Units.

"**Focus LP Voting and Exchange Agreement**" means the voting and exchange trust agreement dated June 27, 2006 among Focus, Focus LP and Valiant Trust Company, as such may be amended, supplemented or restated from time to time;

"**Focus LP Voting and Exchange Agreement Supplement**" means a supplemental agreement to the Focus LP Voting and Exchange Agreement, or an amendment and restatement of such agreement, to be dated the Effective

Date between Enerplus (and any other applicable Enerplus Arrangement Parties) and the parties to the Focus LP Voting and Exchange Agreement, as may be necessary or desirable to provide for the assumption by Enerplus of the covenants and obligations of Focus therein with respect to the Enerplus Units;

"**Focus Rights**" means, collectively, all rights to receive Focus Units under the Focus TURIP;

"**Focus Sale Agreement**" means the sale agreement between Focus and Enerplus to be dated the Effective Date effecting the sale, transfer, conveyance, assignment and delivery to Enerplus by Focus of all of the Focus Assets and the assumption by Enerplus of all the Focus Assumed Liabilities in consideration of the number of Enerplus Units determined in accordance with this Arrangement;

"**Focus Securities**" means, collectively, the Focus Units and Focus Exchangeable LP Units;

"**Focus Securityholders**" means, collectively the Focus Unitholders and the Focus Exchangeable LP Unitholders, and where the context requires, either of them;

"**Focus Special Voting Right**" means the special voting right of Focus entitling the Voting and Exchange Trustee to vote, consent to, or otherwise act at a meeting of Focus Unitholders and representing that number of voting rights (each such voting right equal to the voting rights attached to one Focus Unit) equal to the number of outstanding Focus Exchangeable LP Units outstanding immediately prior to the record date set for such meeting or at such other time as may be determined by applicable law for determining Focus Unitholders entitled to so vote, consent or otherwise act at such a meeting or in respect of such a resolution;

"**Focus Trust Indenture**" means the trust indenture dated as of July 5, 2002 among 1198329 Alberta Ltd., the settlor and Valiant Trust Company, as such may be amended, supplemented or restated from time to time;

"**Focus TURIP**" means the Trust Unit Rights Incentive Plan of Focus effective as of August 23, 2002 and amended as of May 17, 2007;

"**Focus TURIP Amendment Approval**" means the necessary approvals to approve certain amendments to the Focus TURIP to permit the settlement of outstanding Focus Rights in cash and to clarify that the exercise price for the Focus Units may be adjusted for Focus' January 2008 distribution payable on February 15, 2008 to be considered at the Meeting, all as more particularly described under "Other Matters to be Considered at the Meeting";

"**Focus UAIP**" means Focus' Unit Award Incentive Plan;

"**Focus Unitholders**" means the holders from time to time of Focus Units;

"**Focus Units**" means the trust units of Focus;

"**Focus VWAP**" means the five day volume weighted average trading price of the Focus Units during the five trading days ending on the second Business Day immediately prior to the Effective Date;

"**GAAP**" means generally accepted accounting principles as in effect from time to time;

"**GLJ**" means GLJ Petroleum Consultants Ltd., independent petroleum consultants of Calgary, Alberta;

"**GLJ Joslyn Resources Report**" means the independent engineering evaluation of the contingent resources attributable to Enerplus' interest in the Joslyn Project prepared by GLJ dated February 2, 2007 and effective December 31, 2006;

"**GLJ Kirby Resources Report**" means the independent engineering evaluation of the contingent resources attributable to Enerplus' interest in the Kirby oil sands lease prepared by GLJ dated November 29, 2006 and effective September 1, 2006;

"GLJ Reserves Report" means the independent engineering evaluation of the reserves attributable to Enerplus' interest in the Joslyn Project prepared by GLJ dated January 29, 2007 and effective December 31, 2006, utilizing commodity price forecasts of Sproule (for internal consistency in Enerplus' reserves reporting) dated December 31, 2006;

"Governmental Entity" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"Information Circular" means this information circular and proxy statement dated December 21, 2007, together with all appendices hereto, distributed by Focus in connection with the Meeting;

"Interim Order" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Investment Canada Act" means the *Investment Canada Act* (Canada), R.S.C., 1985, c.28 (1st Supp.), and the regulations promulgated thereunder, as amended from time to time;

"Joslyn Project" means the development of Oil Sands Lease #24 located in the Athabasca oil sands fairway of northeastern Alberta;

"Kirby" means Kirby Oil Sands Partnership, a private oil and gas partnership that was acquired by EnerMark in the second quarter of 2007;

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, as applicable);

"Letter Agreement" means the letter agreement dated December 2, 2007 among Enerplus, EnerMark, Focus and FET providing for the business combination of Enerplus and Focus, subsequently replaced and superseded by the Arrangement Agreement;

"Letter of Transmittal and Election Form" means the letter of transmittal and election form accompanying this Information Circular sent to the Focus Unitholders pursuant to which such holders are required to deliver certificates representing Focus Units in order to receive the consideration payable to them pursuant to the Arrangement and pursuant to which they may make a tax election in respect of the Arrangement to exchange their Focus Units for Enerplus Units in a taxable exchange for Canadian federal income tax purposes;

"Material Adverse Change" or **"Material Adverse Effect"** means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Laws (including Tax Laws) and royalties; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which was publicly disclosed or was communicated in writing to the Other Party as of December 2, 2007; or (v) any changes or effects arising from

matters permitted or contemplated by the Arrangement Agreement, the Focus Disclosure Letter or consented to or approved in writing by the Other Party;

"**Meeting**" means the special meeting of Focus Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

"**NI 51-101**" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

"**Non-Resident**" means: (i) a person who is not a resident of Canada or deemed to be a resident of Canada for the purposes of the Tax Act or pursuant to an applicable equivalent bilateral tax treaty; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Notice of Meeting**" means the Notice of Special Meeting of Focus Securityholders which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition to the Court for the Final Order which accompanies this Information Circular;

"**NYSE**" means the New York Stock Exchange;

"**OSC Rule 61-501**" means Ontario Securities Commission Rule 61-501 – "*Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*";

"**Other Party**" means: (i) with respect to Enerplus and EnerMark, Focus and FET; and (ii) with respect to Focus and FET, Enerplus and EnerMark;

"**Paddock**" means Paddock Lindstrom & Associates Ltd., independent petroleum evaluators;

"**Paddock Report**" means the independent engineering evaluation of Focus' oil, NGLs and natural gas interests prepared by Paddock dated November 27, 2007 and effective November 30, 2007;

"**Parties**" means, collectively, the parties to the Arrangement Agreement, and "**Party**" means any one of them, or where implied by the context, means Enerplus and EnerMark or Focus and FET, as the case may be;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Profico Circular**" means the Joint Information Circular and Proxy Statement of Focus and Profico Energy Management Ltd. dated May 25, 2006;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Exhibit A to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Record Date**" means the close of business on December 31, 2007;

"**Registered Holder**" means the Person whose name appears on the register of Focus as the owner of Focus Units or the register of Focus LP as the owner of Focus Exchangeable LP Units;

"**Registrar**" means the Registrar appointed under Section 263 of the ABCA;

"**Regulation Q-27**" means Regulation Q-27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Québec);

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**Resident**" means a person who is not a Non-Resident;

"**SAGD**" means steam-assisted gravity drainage, an *in situ* production process used to recover bitumen from oil sands.,

"**SEC**" means the United States Securities and Exchange Commission;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Special Committee**" means the Special Committee of the Focus Board comprised of Messrs. Brussa, McKelvie and Romanzin, established to consider the "benefits" received by the directors and executive officers of FET pursuant to the Arrangement;

"**Sproule**" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

"**Sproule Report**" means the independent engineering evaluation of Enerplus' Canadian conventional oil, NGLs and natural gas interests prepared by Sproule dated February 14, 2007 and effective December 31, 2006, utilizing commodity price forecasts of Sproule dated December 31, 2006;

"**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Enerplus or Focus, as the case may be);

"**Tax**" or "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Enerplus or Focus (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S; and

"**Voting and Exchange Trustee**" means Valiant Trust Company in its capacity as trustee under the Focus LP Voting and Exchange Agreement and any successor trustee appointed pursuant to the provisions thereof.

CONVENTIONS

Certain terms used herein are defined in the "Glossary of Terms". Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Bbls/d	barrels per day
NGLs	natural gas liquids

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	the natural gas storage facility located at Suffield, Alberta connected to TransCanada's Alberta System
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
C$	Canadian dollars
m^3	cubic metres
MBoe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
MM	million
U.S.$	United States dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.293
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Meeting

The Meeting will be held in the Hamilton Room, Bow Valley Conference Centre, 3rd Floor, 205 – 5th Avenue S.W., Calgary, Alberta, on Tuesday, February 12, 2008, commencing at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be to: (i) consider and vote upon the Arrangement Resolution; (ii) to approve certain amendments to the Focus TURIP to permit the settlement of outstanding Focus Rights in cash and to clarify that the exercise price for the Focus Units may be adjusted for Focus' January 2008 distribution payable on February 15, 2008; and (iii) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof. See "The Arrangement" and "Other Matters to be Considered at the Meeting".

Recommendations of the Focus Board

The Focus Board has unanimously concluded that the Arrangement is fair to Focus Securityholders, is in the best interests of Focus and the Focus Securityholders and recommends that the Focus Securityholders vote in favour of the Arrangement Resolution.

Each of the directors and executive officers of FET have agreed to vote all Focus Units and Focus Exchangeable LP Units that he or she beneficially owns, or exercises direction or control over, in favour of the Arrangement Resolution at the Meeting. As of December 19, 2007, the directors and officers of FET, and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 6,692,563 Focus Units and 5,347,398 Focus Exchangeable LP Units. See "The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Background to the Arrangement

The Focus Board periodically reviews strategic objectives and considers possible business combination opportunities. Since the Canadian federal government's announcement on October 31, 2006 of its intention to effectively tax income trusts in a manner similar to corporations beginning in 2011, the Focus Board and management of FET have had several discussions regarding strategic alternatives available to Focus, including acquisition opportunities as well as consolidation and merger transactions which could provide per unit growth to Focus Securityholders. In 2007, Focus received a number of informal approaches from other energy trusts with respect to potential strategic merger transactions. On July 24, 2007, management of FET discussed these approaches with the Focus Board. Management and the Focus Board discussed a limited group of energy trusts that might be potential merger candidates, including some who had previously approached Focus on an informal basis with respect to a potential transaction, based upon, among other things, quality of assets, financial capability, management and potential transaction terms, as well as a potential cash buyer. At a meeting of the Focus Board held on October 10, 2007 the Focus Board authorized FET management to approach certain of these parties, including Enerplus. Representatives of each of Focus and Enerplus began to generally discuss the prospect of a possible strategic business combination of Focus and Enerplus at a number of meetings beginning in late October 2007. Focus also began general discussions with certain other parties in this time period and entered reciprocal confidentiality agreements with some of these parties. On November 7, 2007, Focus and Enerplus signed the reciprocal Confidentiality Agreement and began exchanging confidential, non-public information regarding their respective businesses, operations and assets. From November 7, 2007 through November 22, 2007, senior members from management of FET and EnerMark held several meetings to conduct due diligence and negotiate the material terms of a possible business combination of Enerplus and Focus.

On November 22, 2007, the Focus Board met with management of FET and its legal advisors, Burnet, Duckworth & Palmer LLP, to review the opportunities as they had developed to that time. After receiving legal advice from Burnet, Duckworth & Palmer LLP with respect to the Focus Board's duties and certain legal matters relating to the proposed transaction, and a presentation from management regarding the proposed terms of a possible business combination with Enerplus and related information regarding Enerplus, the Focus Board authorized FET's senior officers to proceed with exclusive negotiations with Enerplus and its legal counsel, Blake, Cassels & Graydon LLP, on the terms presented and the Focus Board determined to retain financial advisors. On November 23, 2007 Focus formally retained Scotia Waterous Inc. as its exclusive financial advisors. The Focus Board subsequently met on December 1, 2007 with management of FET, its legal advisors and Scotia Waterous Inc. to thoroughly review the proposed opportunity that had developed to that time. At that meeting, Scotia Waterous Inc. provided the Focus Board with its verbal opinion that, on the basis of the particular assumptions and considerations presented to the Focus Board, as of December 1, 2007, the consideration to be received by the Focus Securityholders pursuant to the Arrangement was fair, from a financial point of view, to the Focus Securityholders. The Focus Board was also advised by its legal advisors as to the proposed structure of the transaction and terms of a draft Letter Agreement. After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Letter Agreement and its duties and responsibilities to Focus Securityholders, the Focus Board unanimously approved the execution of the Letter Agreement providing for the strategic combination of Enerplus and Focus, concluded that the proposed transaction was in the best interests of Focus and the Focus Securityholders and was fair, to the Focus Securityholders, and resolved to recommend that the Focus Securityholders vote their Focus Securities in favour of the Arrangement. On December 2, 2007, Focus retained CIBC World Markets Inc. to act as the strategic advisor to Focus and the Focus Board with respect to the Arrangement.

On December 2, 2007, the Enerplus Board unanimously approved the execution of the Letter Agreement providing for the business combination of Enerplus and Focus and unanimously determined that the proposed transaction was in the best interests of Enerplus and the Enerplus Unitholders.

On December 2, 2007, Enerplus, EnerMark, Focus and FET entered into the Letter Agreement providing for the proposed Arrangement and the transaction was publicly announced prior to the open of markets on December 3, 2007.

On December 19, 2007, the Focus Board unanimously approved the execution of the Arrangement Agreement, which replaced and superseded the Letter Agreement and incorporated the Plan of Arrangement, and confirmed its previous determinations that the proposed transaction was in the best interests of Focus and the Focus Securityholders and fair to the Focus Securityholders, and resolved to recommend that the Focus Securityholders vote their Focus Securities in favour of the Arrangement. The Focus Board also approved the contents and mailing of this Information Circular to Focus Securityholders and appointed the Special Committee. On December 19, 2007, the Special Committee met to consider the "benefits" received by the directors and executive officers of FET. The Special Committee concluded that "benefits" received by the directors and executive officers of FET were not "collateral benefits" within the meaning of OSC Rule 61-501.

On December 19, 2007, Enerplus, EnerMark, Focus and FET entered into the Arrangement Agreement setting forth the definitive terms of the proposed transaction, including the Plan of Arrangement.

See "Background to and Reasons for the Arrangement".

Reasons for the Arrangement

The combination with Enerplus allows Focus Unitholders to realize the significant premium to Focus' estimated net asset value that is inherent in the current market price of the Focus Units, to reduce reliance on and risk of natural gas prices and to be better positioned on a go-forward basis with resource play diversity, including light oil and oil sands opportunities, increased tax pools and increased access to capital markets.

The strategic combination of Focus and Enerplus, which will continue under the name "Enerplus Resources Fund", will result in one of the largest conventional oil and natural gas trusts in North America with an enterprise value of approximately $7.6 billion. Following the Arrangement, the combined trust will be a well balanced conventional oil

and gas trust with estimated production of over 100,000 Boe/d in 2008, estimated proved reserves of approximately 358 MMBoe and proved plus probable reserves of approximately 522 MMBoe, based on Enerplus' reserves as at December 31, 2006 and Focus' reserves as at November 30, 2007. Additionally, the combined trust will have an estimated proved plus probable reserve life index of approximately 14 years (based on estimated 2008 production and the above-described reserve volumes). Focus and Enerplus believe that the Arrangement will allow Focus Securityholders and Enerplus Unitholders to participate in a larger, stronger and more efficient trust that will have increased liquidity and enhanced financial flexibility that will facilitate further expansion both domestically and internationally and which is anticipated to receive increased attention from both equity and income investors. Focus and Enerplus believe that, following the Arrangement, Enerplus will possess high quality, long life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team.

Focus and Enerplus believe that there are a number of benefits to Focus Securityholders that are anticipated to result from the Arrangement and the transactions contemplated thereby, including:

- the consideration to be received by Focus Securityholders represents a significant premium to Focus' estimated net asset value per Focus Unit;
- Focus Securityholders will receive a 27.5% increase in distributions per unit, based on the current distributions paid by Focus and Enerplus, although the amount of future cash distributions of Enerplus cannot be guaranteed (see "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors" and "Information Concerning Enerplus – Cash Distributions");
- the combined trust will have low decline, long-life (14 year reserve life index on a proved plus probable basis) predictable base production to support long-term distributions;
- the combined trust will have improved oil and natural gas property diversity allowing the combined trust to better mitigate risk;
- the combined trust will have a significant resource play focus and an expanded portfolio of resource play assets that offer low risk, repeatable development prospects, including shallow natural gas, crude oil waterfloods, deep tight natural gas, Bakken oil plays and oil sands;
- the combined trust will have an expanded conventional future development opportunity set that offers short-term development prospects as well as longer-term opportunities that are expected to provide over five years of low risk drilling inventory to help maintain future production volumes;
- the combined trust will be one of the only conventional oil and gas trusts with significant exposure to the oil sands, with future production potential of over 60,000 Bbls/d;
- the combined trust will operate over 70% of its estimated 100,000 Boe/d of production;
- the combined trust will have increased technical acumen and organization capabilities with a proven track record of performance;
- the combined trust will have improved operating synergies resulting from significant overlap of properties and a high concentration of operated shallow natural gas assets;
- the enterprise value of approximately $7.6 billion of the combined trust is expected to provide greater financial strength to pursue additional mergers and acquisition activity and large capital projects;
- the combined trust will have one of the strongest balance sheets in the sector with a debt to cash flow ratio of approximately 1.0 times to support future growth;

- the combined trust is expected to have safe harbour growth capacity for the issuance of new equity under the rules set out by the Canadian government of approximately $10 billion (including equity that may be used to replace existing debt) over the next three years (as described under "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors – Changes in tax laws may adversely affect unitholders"); and
- the increased size of the combined trust is expected to enhance liquidity on the TSX and the NYSE, increase its weighting in major indices (including the S&P/TSX 60 Index) and result in increased attention from both institutional and individual equity and income investors.

See "Background to and Reasons for the Arrangement".

Effect of the Arrangement

General

The Arrangement will result in the combination of Enerplus and Focus, and the combined trust will continue under the name "Enerplus Resources Fund".

Effect on Holders of Focus Units

Pursuant to the Arrangement, Focus Unitholders will receive, for each Focus Unit held, 0.425 of an Enerplus Unit. See "The Arrangement – Details of the Arrangement – Arrangement Steps", "The Arrangement – Election of Canadian Federal Income Tax Treatment", "The Arrangement – Procedure for Exchange of Focus Units" and "Certain Canadian Federal Income Tax Considerations".

Effect on Holders of Focus Exchangeable LP Units

Focus Exchangeable LP Unitholders will not exchange their Focus Exchangeable LP Units for Enerplus Units pursuant to the Arrangement, but following the Arrangement, the Focus Exchangeable LP Units will be exchangeable for Enerplus Units on the basis of 0.425 of an Enerplus Unit for each Focus Exchangeable LP Unit and the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units will be similarly adjusted in accordance with such exchange ratio.

Effect on Holders of Focus Rights and Focus Awards

The Arrangement will result in a "change of control" for the purposes of the Focus Incentive Plans, with the result that all Focus Rights and Focus Awards issued and outstanding thereunder shall fully vest pursuant to the Arrangement.

Upon approval of the Arrangement by Focus Securityholders, the Focus Board has approved the settlement of all outstanding awards granted under Focus' UAIP in either Focus Units to be issued from treasury or in cash in an amount equal to the number of Focus Units to be issued multiplied by the Focus VWAP.

Provided the Focus TURIP Amendment Approval is obtained, the Parties have also agreed that, upon approval of the Arrangement by Focus Securityholders, all outstanding Focus Rights may be settled in either Focus Units to be issued from treasury or in cash in an amount equal to, for each Focus Right outstanding, the Focus VWAP less the applicable exercise price, adjusted for Focus' January 2008 distribution payable on February 15, 2008. See "Other Matters to be Considered at the Meeting – Amendment to the Focus TURIP". In addition, Focus may purchase and cancel all of the "out-of-the-money" Focus Rights at an amount of not more that $0.01 per right. To the extent that there are any outstanding Focus Rights following the Arrangement, the Focus TURIP will provide that holders of Focus Rights will only be entitled to receive Enerplus Units in accordance with the exchange ratio contemplated by the Arrangement.

See "The Arrangement - Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Effect on Distributions

The distributions to be paid to Focus Securityholders in the months of January and February 2008 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Focus Securityholders of record on December 31, 2007 will receive their regular monthly cash distribution on January 15, 2008 and Focus Securityholders of record on January 31, 2008 will receive their regular monthly cash distribution on February 15, 2008.

If the Arrangement is completed on February 13, 2008, as currently scheduled, the February 15, 2008 payment will be the last regular monthly distribution paid on behalf of Focus and the first distribution of Enerplus that all Enerplus Unitholders (including former Focus Unitholders) and Focus Exchangeable LP Unitholders will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Enerplus Unitholders of record on March 10, 2008, which is anticipated to be paid on March 20, 2008. Based on the existing monthly cash distributions paid by Enerplus and Focus, distributions to Focus Securityholders who continue to hold Enerplus Units or Focus Exchangeable LP Units, as applicable, subsequent to the completion of the Arrangement would initially receive an increase of 27.5% in their existing per unit distributions. The amount of future cash distributions will be subject to the discretion of the Enerplus Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels, capital requirements, debt service requirements, operating costs, royalty burdens and foreign exchange rates. See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors" and "Information Concerning Enerplus – Cash Distributions".

Effect on Focus DRIP

Focus intends to suspend the Focus DRIP such that all distributions made by Focus after the cash distribution paid on January 15, 2008 to holders of record as of December 31, 2007 will not be eligible for reinvestment under the Focus DRIP. The Focus DRIP will be terminated on the Effective Date of the Arrangement. Former Focus Unitholders who are resident in Canada and who are interested in participating in the Enerplus DRIP following the completion of the Arrangement should, if they become registered Enerplus Unitholders, complete and deliver an authorization form to CIBC Mellon Trust Company, and if they become beneficial Enerplus Unitholders, contact their broker, investment dealer, financial institution or other nominee through which their Enerplus Units are held following the Arrangement and provide instructions on how they wish to participate in the Enerplus DRIP. The authorization form for eligible registered Enerplus Unitholders can be obtained at www.enerplus.com.

Effect on Holders of Enerplus Units and Enerplus Rights

The Arrangement will have no effect on Enerplus Unitholders or holders of Enerplus Rights. The Arrangement will not constitute a "change of control" and will not result in any accelerated vesting or payment for the purposes of the Enerplus TURIP or the executive employment agreements between EnerMark and its executive officers. See "The Arrangement – Details of the Arrangement – Arrangement Steps".

Details of the Arrangement

General

The Arrangement will result in the combination of Enerplus and Focus, pursuant to which all of the issued and outstanding Focus Units (including all Focus Units that may be issued on the vesting and payment of outstanding Focus Rights and Focus Awards not settled in cash) will be exchanged for Enerplus Units. For further information in respect of Enerplus following the completion of the Arrangement, see "Pro Forma Information of Enerplus After Giving Effect to the Arrangement" and Appendix E, "Enerplus Pro Forma Financial Statements".

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, a number of events will be deemed to occur in a specified order without any further act or formality, except as otherwise provided in the Plan of Arrangement. Essentially, these events will result in, among other things:

(a) the acquisition by AmalgamationCo of the Focus Units held by the Focus Unitholders who elect to exchange their Focus Units for Enerplus Units in a taxable exchange for Canadian federal income tax purposes in exchange for the distribution of Enerplus Units by AmalgamationCo to such former Focus Unitholders on the basis of 0.425 of a Enerplus Unit for each Focus Unit;

(b) the acquisition by Enerplus of the Focus Assets;

(c) the assumption by Enerplus of the Focus Assumed Liabilities;

(d) the redemption by Focus of the Focus Units issued and outstanding on the Effective Date in exchange for the issuance of Enerplus Units to former Focus Unitholders on the basis of 0.425 of an Enerplus Unit for each Focus Unit;

(e) amendments to the constating documents of Focus LP and other applicable agreements to provide for an adjustment to the exchange ratio of the Focus Exchangeable LP Units such that, following the Arrangement, each Focus Exchangeable LP Unit will be exchangeable into 0.425 of an Enerplus Unit, and to clarify that the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units will be adjusted in accordance with such exchange ratio; and

(f) to the extent that there are any outstanding Focus Rights following the Arrangement, the Focus TURIP will provide that holders of Focus Rights will only be entitled to receive Enerplus Units in accordance with the exchange ratio contemplated by the Arrangement.

For the detailed steps of the Arrangement, see "The Arrangement – Details of the Arrangement – Arrangement Steps" and the Plan of Arrangement attached as Exhibit A to the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular.

Directors and Executive Officers of Enerplus Following the Arrangement

Following the Arrangement, Enerplus will continue to be led by Gordon Kerr (the current President & Chief Executive Officer of EnerMark) and the current EnerMark executive team will continue in their current roles. All of the executive officers of Focus have agreed to provide transitional services to Enerplus following the Effective Date. In addition, if the Arrangement is completed, two of the current members of the Focus Board, David O'Brien and Clayton Woitas, have agreed to accept positions on the Enerplus Board. See "The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of Enerplus following the completion of the Arrangement.


Enerplus Unitholders
Former Focus Unitholders
79% of Enerplus Units(1)
19% of Enerplus Units(1)
Enerplus Resources Fund
Focus Exchangeable LP Unitholders
100%
100% Class A Limited Partnership Units
2% of Enerplus Units(1)
EnerMark and other operating Subsidiaries
Focus LP
Assets
Other operating Subsidiaries and Assets

Note:

(1) Assumes: (i) no Dissent Rights are exercised; (ii) all outstanding Focus Awards and Focus Rights are settled in cash; and (iii) the same number of Enerplus Units, Focus Units and Focus Exchangeable LP Units are outstanding as were outstanding on December 19, 2007. The estimated ownership of outstanding Enerplus Units following completion of the Arrangement includes the outstanding Enerplus Units, the Enerplus Units to be issued in exchange for Focus Units pursuant to the Arrangement and the estimated 3,903,737 Enerplus Units that will be issuable upon the exchange of the 9,185,263 Focus Exchangeable LP Units that will remain outstanding following completion of the Arrangement. Following completion of the Arrangement, each Focus Exchangeable LP Unit will be exchangeable for 0.425 of an Enerplus Unit, and the Focus Exchangeable LP Unitholders will be entitled to cash distributions and payments and voting rights as if each Focus Exchangeable LP Unit was exchanged for 0.425 of an Enerplus Unit.

Procedure for Exchange of Focus Units

In order to receive Enerplus Units on the completion of the Arrangement, Registered Holders of Focus Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal and Election Form) a duly completed Letter of Transmittal and Election Form together with the certificates representing the holder's Focus Units and such other documents and instruments as the Depositary may reasonably require.

Focus Unitholders whose Focus Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Focus Units.

The use of the mail to transmit certificates representing Focus Units and the Letter of Transmittal and Election Form is at each Registered Holder's risk. Focus recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Focus Units must be guaranteed by an Eligible Institution, unless otherwise provided.

From and after the Effective Time, certificates formerly representing Focus Units that were exchanged pursuant to the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement. All distributions made with respect to any Enerplus Units allotted and issued to former Registered Holders of Focus Units pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the Registered Holder thereof. The Depositary shall pay and deliver to any such Registered Holder, as soon as reasonably practicable after application therefor is made by the Registered Holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

Any certificate formerly representing Focus Units that is not deposited with all other documents as required by the Plan on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Focus Units to receive Enerplus Units. In such case, such Enerplus Units shall be returned to Enerplus for cancellation and any distributions in respect of Enerplus Units shall be returned to Enerplus.

No action is required to be taken by Focus Exchangeable LP Unitholders with respect to the certificates representing Focus Exchangeable LP Units following completion of the Arrangement. Following completion of the Arrangement, each Focus Exchangeable LP Unit will be exchangeable for 0.425 of an Enerplus Unit in the same manner as currently provided and the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units will be adjusted in accordance with such exchange ratio.

See "The Arrangement – Procedure for Exchange of Focus Units".

Treatment of Fractional Enerplus Units

No certificates representing fractional Enerplus Units shall be issued under the Arrangement. In lieu of any fractional Enerplus Unit, each Registered Holder of Focus Units otherwise entitled to a fractional interest in an Enerplus Unit shall receive the nearest whole number of Enerplus Units (with fractions equal to exactly 0.5 being rounded up).

Approval of Focus Securityholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution is not less than two thirds of the votes cast by Focus Securityholders, voting together as a single class, either in person or by proxy, at the Meeting. See "The Arrangement – Securities Law Matters – Canada" and "General Proxy Matters – Procedure and Votes Required".

Fairness Opinion

Focus retained Scotia Waterous Inc. as financial advisor to Focus and the Focus Board in connection with the assessment of a potential merger with Enerplus. As part of this mandate, Scotia Waterous Inc. was requested to provide the Focus Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Focus Securityholders under the proposed transaction. In connection with this mandate, Scotia Waterous Inc. has prepared the Focus Fairness Opinion. The Focus Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of Scotia Waterous Inc. as of December 1, 2007, the consideration to be received by the Focus Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Focus Securityholders. **The Focus Fairness Opinion is subject to the assumptions**

and limitations contained therein and should be read in its entirety. See "The Arrangement – Focus Fairness Opinion" and Appendix D, "Focus Fairness Opinion".

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "The Arrangement – Procedure for the Arrangement Becoming Effective". An application for the Final Order approving the Arrangement is expected to be made on February 12, 2008 at 1:30 p.m. (Calgary time) at the Court House, 601 – 5th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Right to Dissent

Pursuant to the Interim Order, Dissenting Securityholders have the right to dissent with respect to the Arrangement Resolution by providing a written objection to the Arrangement Resolution to Focus c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting; provided that the Dissenting Securityholder has not voted his or her Focus Securities at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, the Dissenting Securitytholder exercises the Dissent Rights in respect of all of the Focus Securities held by the Dissenting Securityholder, and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Focus Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices B and F for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Focus Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent.** Accordingly, a beneficial owner of Focus Securities desiring to exercise the right to dissent must make arrangements for such Focus Securities beneficially owned to be registered in such holder's name prior to the time the written objection to the resolution approving the Arrangement is required to be received by Focus, or alternatively, make arrangements for the Registered Holder of such securities to dissent on such holder's behalf. Pursuant to the Interim Order, a Focus Securityholder may not exercise the right to dissent in respect of only a portion of such holder's Focus Securities. See "The Arrangement - Right to Dissent".

It is a condition to the Arrangement that Focus Securityholders holding not more than 5% of the aggregate number of Focus Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See "The Arrangement – Arrangement Agreement – Conditions Precedent to the Arrangement – Mutual Conditions Precedent".

Stock Exchange Listing Approvals

It is a mutual condition to completion of the Arrangement that: (i) the TSX shall have conditionally approved the additional listing of the Enerplus Units to be issued pursuant to the Arrangement (including all Enerplus Units issuable upon exchange of the Focus Exchangeable LP Units); and (ii) the NYSE shall have approved the additional listing of the Enerplus Units to be issued pursuant to the Arrangement (including all Enerplus Units issuable upon exchange of the Focus Exchangeable LP Units), subject to official notice of issuance. The TSX has conditionally approved the additional listing of the Enerplus Units to be issued and made issuable pursuant to the Arrangement, subject to Enerplus fulfilling the requirements of such exchange. The NYSE has approved the listing of the Enerplus Units to be issued and made issuable pursuant to the Arrangement, subject to official notice of issuance.

See "The Arrangement – Stock Exchange Listing Approvals".

Other Regulatory Approvals

In addition to the approval of Focus Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained. See "The Arrangement – Other Regulatory Approvals".

Election of Canadian Federal Income Tax Treatment

The exchange of Focus Units for Enerplus Units pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Focus Unitholders under Canadian federal income tax laws. See "Certain Canadian Federal Income Tax Considerations". However, a Focus Unitholder may elect to have the exchange of their Focus Units for Enerplus Units pursuant to the Arrangement carried out as a taxable exchange for Canadian federal income tax purposes by making such election in the Letter of Transmittal and Election Form that has been provided to Registered Holders of Focus Units together with this Information Circular. Focus Unitholders resident in jurisdictions other than Canada should consult their own legal and tax advisors with respect to the tax consequences associated with this election. **Holders of Focus Units who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before the Election Deadline or do not otherwise comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to have their exchange of Focus Units for Enerplus Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.** Beneficial holders of Focus Units (i.e., Focus Unitholders who hold their Focus Units through a broker, financial institution or other nominee) who want to have their exchange of Focus Units for Enerplus Units carried out as a taxable exchange for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Focus Units are held to make the necessary arrangements.

Certain Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Focus Securityholders with respect to the Arrangement and the comments below are qualified in their entirety by reference to such summary. See "Certain Canadian Federal Income Tax Considerations".

The exchange of Focus Units for Enerplus Units should generally not give rise to any capital gain or capital loss to Focus Unitholders. Focus Unitholders who are not resident in Canada will generally not be subject to tax in Canada in respect of the Arrangement. Focus Unitholders may trigger an accrued capital gain (or capital loss) on the exchange of Focus Units for Enerplus Units by electing to transfer their units to AmalgamationCo in exchange for Enerplus Units.

Subject to a Focus Exchangeable LP Unitholder validly exercising its Dissent Right, such holder's Focus Exchangeable LP Units will not be exchanged for Enerplus Units, or otherwise disposed of or deemed to be disposed of pursuant to the Arrangement. Consequently, such Focus Exchangeable LP Unitholders will generally not realize any capital gains or capital losses as a result of the Arrangement.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Focus Unitholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Enerplus Units after the Arrangement. Focus Unitholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Enerplus Units.

Selected Pro Forma Financial Information for Enerplus

Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Enerplus after giving effect to the Arrangement as at and for the nine months ended September 30, 2007 and the year ended December 31, 2006 included in Appendix E of this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Nine Months Ended September 30, 2007	**Pro Forma Year Ended December 31, 2006**
	($millions)	($millions)
Revenues		
Oil and gas sales	1,405.6	1,960.2
Royalties	(260.7)	(372.4)
Commodity derivative instruments	32.9	20.5
Other income	14.6	2.5
	1,192.4	1,610.8
Expenses		
Operating	232.1	279.2
General and administrative	59.0	122.1
Transportation	26.5	37.2
Interest	38.8	43.2
Foreign exchange	(4.1)	(0.5)
Depletion, depreciation, amortization and accretion	483.0	694.3
	835.3	1,175.5
Income before taxes	357.1	435.3
Taxes		
Current	11.0	41.5
Future income (recovery) expense	43.6	(187.8)
	54.6	(146.3)
Net income	302.5	581.6

	Pro Forma As At September 30, 2007
	($millions)
Total assets	6,515.1
Long-term debt	933.9
Unitholders' capital	5,228.4
Focus Exchangeable LP Units	157.3

See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement" and the pro forma financial statements of Enerplus set forth in Appendix E.

Selected Pro Forma Operational Information for Enerplus

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Enerplus following completion of the Arrangement, for the periods indicated. Important information concerning the oil and natural gas properties and operations of Enerplus and Focus is contained in the Enerplus AIF and the Focus AIF, respectively, both of which are incorporated herein by reference. Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents. For additional information on Focus' reserves see "Information Concerning Focus – Updated Reserves Data" in this Information Circular.

	Pro Forma Year Ended September 30, 2007
Average Daily Gross Production	
Light/medium crude oil (Bbls/d)	27,771
Heavy oil (Bbls/d)	8,651
NGLs (Bbls/d)	5,046
Natural gas (Mcf/d)	377,472
Combined (Boe/d)	104,379
	Pro Forma (1)(2)(3)
Total Proved Reserves	
Light/medium crude oil (Mbbls)	96,787
Heavy oil (Mbbls)	31,130
NGLs (Mbbls)	15,249
Natural gas (Bcf)	1,236
Bitumen (Mbbls)	8,730
Combined (Mboe)	357,978
Total Proved Plus Probable Reserves	
Light/medium crude oil (Mbbls)	123,058
Heavy oil (Mbbls)	40,033
NGLs (Mbbls)	19,789
Natural gas (Bcf)	1,692
Bitumen (Mbbls)	56,728
Combined (MBoe)	521,668
Net Undeveloped Land Holdings as at September 30, 2007 (thousands of acres)	1,032

Notes:

(1) Reserves for Enerplus have been evaluated by Sproule, GLJ and D&M effective December 31, 2006 using Sproule's December 31, 2006 forecast prices for internal consistency. For additional information on Enerplus' reserves, see the Enerplus AIF and Enerplus' material change report dated June 15, 2007, each of which is incorporated by reference into this Information Circular. Reserves for Focus have been evaluated by Paddock effective November 30, 2007, using the Paddock September 30, 2007 forecast prices. For additional information on Focus' reserves see "Information Concerning Focus – Updated Reserves Data" in this Information Circular.

(2) Reserves presented are gross reserves as defined in NI 51-101 utilizing forecast price and cost assumptions.

(3) The individual numbers, adjusted for the conversion of natural gas volumes to "Boe" or "Mboe" equivalents on a six for one basis, may not add to the combined numbers presented due to rounding.

See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement".

Risk Factors

An investment in Enerplus Units is subject to certain risks. **Focus Securityholders should carefully consider the risks described under the heading "Risk Factors" in the Enerplus AIF which are specifically incorporated by reference into this Information Circular (see "Information Concerning Enerplus – Risk Factors" in this Information Circular), as well as the risk factors set forth below, which are in addition to and supplemental to the risk factors in the Enerplus AIF incorporated by reference into the Information Circular.** Focus Securityholders should also review and consider the risk factors described under "Information Concerning Focus – Risk Factors" in this Information Circular. The risks identified below in respect of the Enerplus Units and Enerplus Unitholders also apply to other securities issued by Enerplus from time to time (including the Focus LP Exchangeable Units to be assumed by Enerplus pursuant to the Arrangement) and the holders of such securities.

In addition to the risk factors described under the heading "Risk Factors" in the Enerplus AIF, which are specifically incorporated by reference into this Information Circular, and the risk factors described under "Information Concerning Focus – Risk Factors" in this Information Circular, the following is a list of additional and supplemental risk factors relating to the activities of Enerplus and the ownership of Enerplus Units which Focus Securityholders should carefully consider before making an investment decision relating to Enerplus Units:

- Enerplus and Focus may not realize the anticipated benefits of the Arrangement;
- Enerplus and Focus may not obtain the necessary Court, regulatory and Focus Securityholder approvals for completion of the Arrangement;
- changes in tax and other laws may adversely affect Enerplus Unitholders;
- there would be material adverse tax consequences if Enerplus lost its status as a mutual fund trust under Canadian tax laws;
- Enerplus may not realize the anticipated benefits of its acquisitions or dispositions;
- Enerplus may require additional financing to maintain and expand its assets and operations;
- the new Alberta royalty regime may adversely impact Enerplus and its operations and reserves;
- Enerplus' operations are subject to certain risks inherent in the oil and gas business;
- the properties and assets that Enerplus may acquire in the future are subject to operational risks;
- the recovery of bitumen and heavy oil using the SAGD process is subject to a number of risks and uncertainties, many of which are outside of Enerplus' control;
- there is a risk that Enerplus may have delays in start-up, interruptions of operations or increased costs with respect to its oil sands operations;
- if Enerplus' SAGD facilities do not operate as planned, Enerplus' revenue, cash flow, earnings and cash distributions may be reduced;
- the actual reserves and resources of the Kirby oil sands leases will vary from the contingent resource estimates for the Kirby oil sands leases;
- the development of the Kirby oil sands leases is currently in the early planning and development stage; and
- there are currently risks relating to the marketing of the production from the Kirby oil sands leases.

The risk factors summarized above are a list of risk factors contained elsewhere or incorporated by reference in this Information Circular. See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors", "Information Concerning Enerplus – Risk Factors" and "Information Concerning Focus – Risk Factors". Focus Securityholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

The Focus Board periodically reviews strategic objectives and considers possible business combination opportunities. Since the Canadian federal government's announcement on October 31, 2006 of its intention to effectively tax income trusts in a manner similar to corporations beginning in 2011, the Focus Board and management of FET have had several discussions regarding strategic alternatives available to Focus, including acquisition opportunities as well as consolidation and merger transactions which could provide per unit growth to Focus Securityholders. In 2007, Focus received a number of informal approaches from other energy trusts with respect to potential strategic merger transactions. On July 24, 2007, management of FET discussed these approaches with the Focus Board. Management and the Focus Board discussed a limited group of energy trusts that might be potential merger candidates, including some who had previously approached Focus on an informal basis with respect to a potential transaction, based upon, among other things, quality of assets, financial capability, management and potential transaction terms, as well as a potential cash buyer. At a meeting of the Focus Board held on October 10, 2007 the Focus Board authorized FET management to approach certain of these parties, including Enerplus. Representatives of each of Focus and Enerplus began to generally discuss the prospect of a possible strategic business combination of Focus and Enerplus at a number of meetings beginning in late October 2007. Focus also began general discussions with certain other parties in this time period and entered reciprocal confidentiality agreements with some of these parties. On November 7, 2007, Focus and Enerplus signed the reciprocal Confidentiality Agreement and began exchanging confidential, non-public information regarding their respective businesses, operations and assets. From November 7, 2007 through November 22, 2007, senior members from management of FET and EnerMark held several meetings to conduct due diligence and negotiate the material terms of a possible business combination of Enerplus and Focus.

On November 22, 2007, the Focus Board met with management of FET and its legal advisors, Burnet, Duckworth & Palmer LLP, to review the opportunities as they had developed to that time. After receiving legal advice from Burnet, Duckworth & Palmer LLP with respect to the Focus Board's duties and certain legal matters relating to the proposed transaction, and a presentation from management regarding the proposed terms of a possible business combination with Enerplus and related information regarding Enerplus, the Focus Board authorized FET's senior officers to proceed with exclusive negotiations with Enerplus and its legal counsel, Blake, Cassels & Graydon LLP, on the terms presented and the Focus Board determined to retain financial advisors. On November 23, 2007 Focus formally retained Scotia Waterous Inc. as its exclusive financial advisors. The Focus Board subsequently met on December 1, 2007 with management of FET, its legal advisors and Scotia Waterous Inc. to thoroughly review the proposed opportunity that had developed to that time. At that meeting, Scotia Waterous Inc. provided the Focus Board with its verbal opinion that, on the basis of the particular assumptions and considerations presented to the Focus Board, as of December 1, 2007, the consideration to be received by the Focus Securityholders pursuant to the Arrangement was fair, from a financial point of view, to the Focus Securityholders. The Focus Board was also advised by its legal advisors as to the proposed structure of the transaction and terms of a draft Letter Agreement. After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Letter Agreement and its duties and responsibilities to Focus Securityholders, the Focus Board unanimously approved the execution of the Letter Agreement providing for the strategic combination of Enerplus and Focus, concluded that the proposed transaction was in the best interests of Focus and the Focus Securityholders and was fair, to the Focus Securityholders, and resolved to recommend that the Focus Securityholders vote their Focus Securities in favour of the Arrangement. On December 2, 2007, Focus retained CIBC World Markets Inc. to act as the strategic advisor to Focus and the Focus Board with respect to the Arrangement.

On December 2, 2007, the Enerplus Board unanimously approved the execution of the Letter Agreement providing for the business combination of Enerplus and Focus and unanimously determined that the proposed transaction was in the best interests of Enerplus and the Enerplus Unitholders.

On December 2, 2007, Enerplus, EnerMark, Focus and FET entered into the Letter Agreement providing for the proposed Arrangement and the transaction was publicly announced prior to the open of markets on December 3, 2007.

On December 19, 2007, the Focus Board unanimously approved the execution of the Arrangement Agreement, which replaced and superseded the Letter Agreement and incorporated the Plan of Arrangement, and confirmed its previous determinations that the proposed transaction was in the best interests of Focus and the Focus Securityholders and fair to the Focus Securityholders, and resolved to recommend that the Focus Securityholders vote their Focus Securities in favour of the Arrangement. The Focus Board also approved the contents and mailing of this Information Circular to Focus Securityholders and appointed the Special Committee. On December 19, 2007, the Special Committee met to consider the "benefits" received by the directors and executive officers of FET. The Special Committee concluded that "benefits" received by the directors and executive officers of FET were not "collateral benefits" within the meaning of OSC Rule 61-501.

On December 19, 2007, Enerplus, EnerMark, Focus and FET entered into the Arrangement Agreement setting forth the definitive terms of the proposed transaction, including the Plan of Arrangement.

Reasons for the Arrangement

The combination with Enerplus allows Focus Unitholders to realize the significant premium to Focus' estimated net asset value that is inherent in the current market price of the Focus Units, to reduce reliance on and risk of natural gas prices and to be better positioned on a go-forward basis with resource play diversity, including light oil and oil sands opportunities, increased tax pools and increased access to capital markets.

The strategic combination of Focus and Enerplus, which will continue under the name "Enerplus Resources Fund", will result in one of the largest conventional oil and natural gas trusts in North America with an enterprise value of approximately $7.6 billion. Following the Arrangement, the combined trust will be a well balanced conventional oil and gas trust with estimated production of over 100,000 Boe/d in 2008, estimated proved reserves of approximately 358 MMBoe and proved plus probable reserves of approximately 522 MMBoe, based on Enerplus' reserves as at December 31, 2006 and Focus' reserves as at November 30, 2007. Additionally, the combined trust will have an estimated proved plus probable reserve life index of approximately 14 years (based on estimated 2008 production and the above-described reserve volumes). Focus and Enerplus believe that the Arrangement will allow Focus Securityholders and Enerplus Unitholders to participate in a larger, stronger and more efficient trust that will have increased liquidity and enhanced financial flexibility that will facilitate further expansion both domestically and internationally and which is anticipated to receive increased attention from both equity and income investors. Focus and Enerplus believe that, following the Arrangement, Enerplus will possess high quality, long life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team.

Focus and Enerplus believe that there are a number of benefits to Focus Securityholders that are anticipated to result from the Arrangement and the transactions contemplated thereby, including:

- the consideration to be received by Focus Securityholders represents a significant premium to Focus' estimated net asset value per Focus Unit;

- Focus Securityholders will receive a 27.5% increase in distributions per unit, based on the current distributions paid by Focus and Enerplus, although the amount of future cash distributions of Enerplus cannot be guaranteed (see "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors" and "Information Concerning Enerplus – Cash Distributions");

- the combined trust will have low decline, long-life (14 year reserve life index on a proved plus probable basis) predictable base production to support long-term distributions;

- the combined trust will have improved oil and natural gas property diversity allowing the combined trust to better mitigate risk;

- the combined trust will have a significant resource play focus and an expanded portfolio of resource play assets that offer low risk, repeatable development prospects, including shallow natural gas, crude oil waterfloods, deep tight natural gas, Bakken oil plays and oil sands;

- the combined trust will have an expanded conventional future development opportunity set that offers short-term development prospects as well as longer-term opportunities that are expected to provide over five years of low risk drilling inventory to help maintain future production volumes;
- the combined trust will be one of the only conventional oil and gas trusts with significant exposure to the oil sands, with future production potential of over 60,000 Bbls/d;
- the combined trust will operate over 70% of its estimated 100,000 Boe/d of production;
- the combined trust will have increased technical acumen and organization capabilities with a proven track record of performance;
- the combined trust will have improved operating synergies resulting from significant overlap of properties and a high concentration of operated shallow natural gas assets;
- the enterprise value of approximately $7.6 billion of the combined trust is expected to provide greater financial strength to pursue additional mergers and acquisition activity and large capital projects;
- the combined trust will have one of the strongest balance sheets in the sector with a debt to cash flow ratio of approximately 1.0 times to support future growth;
- the combined trust is expected to have safe harbour growth capacity for the issuance of new equity under the rules set out by the Canadian government of approximately $10 billion (including equity that may be used to replace existing debt) over the next three years (as described under "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors – Changes in tax laws may adversely affect unitholders"); and
- the increased size of the combined trust is expected to enhance liquidity on the TSX and the NYSE, increase its weighting in major indices (including the S&P/TSX 60 Index) and result in increased attention from both institutional and individual equity and income investors.

Recommendations of the Focus Board

The Focus Board has unanimously concluded that the Arrangement is fair to Focus Securityholders, is in the best interests of Focus and the Focus Securityholders and recommends that the Focus Securityholders vote in favour of the Arrangement Resolution.

Each of the directors and executive officers of FET have agreed to vote all Focus Units and Focus Exchangeable LP Units that he or she beneficially owns, or exercises direction or control over, in favour of the Arrangement Resolution at the Meeting. As of December 19, 2007, the directors and officers of FET, and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 6,692,563 Focus Units and 5,347,398 Focus Exchangeable LP Units. See "The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon".

THE ARRANGEMENT

Effect of the Arrangement

General

The Arrangement will result in the combination of Enerplus and Focus, and the combined trust will continue under the name "Enerplus Resources Fund".

On December 19, 2007, there were approximately 70,670,153 Focus Units and 9,185,263 Focus Exchangeable LP Units outstanding. In addition, 2,015,781 Focus Rights and 954,981 Focus Awards were outstanding on December 19, 2007. On December 19, 2007, there were 129,713,674 Enerplus Units outstanding. In addition, approximately 3,421,950 Enerplus Units were issuable upon the exercise of outstanding Enerplus Rights.

Following completion of the Arrangement, current Enerplus Unitholders will hold approximately 79% of the aggregate outstanding Enerplus Units and Focus Exchangeable LP Units and former Focus Unitholders (including Focus Exchangeable LP Unitholders) will hold approximately 21% of the outstanding Enerplus Units. The estimated 21% ownership of outstanding Enerplus Units following completion of the Arrangement includes the both Enerplus Units to be issued in exchange for Focus Units pursuant to the Arrangement and the estimated 3,903,737 Enerplus Units that will be issuable upon the exchange of the 9,185,263 Focus Exchangeable LP Units that will remain outstanding following completion of the Arrangement.

Effect on Holders of Focus Units

Pursuant to the Arrangement, Focus Unitholders will receive, for each Focus Unit held, 0.425 of an Enerplus Unit. After giving effect to the Arrangement, the Focus Unitholders will have exchanged their Focus Units for Enerplus Units. As a result of the exchange of Focus Units for Enerplus Units pursuant to the Arrangement, the nature of a Focus Unitholder's investment will change. See "The Arrangement – Details of the Arrangement – Arrangement Steps", "The Arrangement – Election of Canadian Federal Income Tax Treatment", "The Arrangement – Procedure for Exchange of Focus Units" and "Certain Canadian Federal Income Tax Considerations".

Effect on Holders of Focus Exchangeable LP Units

Focus Exchangeable LP Unitholders will not exchange their Focus Exchangeable LP Units for Enerplus Units pursuant to the Arrangement, but following the Arrangement, the Focus Exchangeable LP Units will be exchangeable for Enerplus Units on the basis of 0.425 of an Enerplus Units for each Focus Exchangeable LP Unit and the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units will be similarly adjusted in accordance with such exchange ratio.

Effect on Holders of Focus Rights and Focus Awards

The Arrangement will result in a "change of control" for the purposes of the Focus Incentive Plans, with the result that all Focus Rights and Focus Awards issued and outstanding thereunder shall fully vest pursuant to of the Arrangement.

Upon approval of the Arrangement by Focus Securityholders, the Focus Board has approved the settlement of all outstanding Focus Awards granted under the Focus UAIP in either Focus Units to be issued from treasury or in cash in an amount equal to the number of Focus Units to be issued multiplied by the Focus VWAP.

Provided the Focus TURIP Amendment Approval is obtained, the Parties have also agreed that, upon approval of the Arrangement by Focus Securityholders, all outstanding Focus Rights may be settled in either Focus Units to be issued from treasury or in cash in an amount equal to, for each Focus Right outstanding, the Focus VWAP less the applicable exercise price, adjusted for Focus' January 2008 distribution payable on February 15, 2008. See "Other Matters to be Considered at the Meeting – Amendments to the Focus TURIP". In addition, Focus may purchase and cancel all of the "out-of-the-money" Focus Rights at an amount of not more that $0.01 per right. To the extent that there are any outstanding Focus Rights following the Arrangement, the Focus TURIP will provide that holders of Focus Rights will only be entitled to receive Enerplus Units in accordance with the exchange ratio contemplated by the Arrangement.

See "The Arrangement - Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Effect on Distributions

The distributions to be paid to Focus Securityholders in the months of January and February 2008 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Focus Securityholders of record on December 31, 2007 will receive their regular monthly cash distribution on January 15, 2008 and Focus Securityholders of record on January 31, 2008 will receive their regular monthly cash distribution on February 15, 2008.

If the Arrangement is completed on February 13, 2008, as currently scheduled, the February 15, 2008 payment will be the last regular monthly distribution paid on behalf of Focus and the first distribution of Enerplus that all Enerplus Unitholders (including former Focus Unitholders) and Focus Exchangeable LP Unitholders will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Enerplus Unitholders of record on March 10, 2008, which is anticipated to be paid on March 20, 2008. Based on the existing monthly cash distributions paid by Enerplus and Focus, distributions to Focus Securityholders who continue to hold Enerplus Units or Focus Exchangeable LP Units, as applicable, subsequent to the completion of the Arrangement would initially receive an increase of 27.5% in their existing per unit distributions. The amount of future cash distributions will be subject to the discretion of the Enerplus Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels, capital requirements, debt service requirements, operating costs, royalty burdens and foreign exchange rates. See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors" and "Information Concerning Enerplus – Cash Distributions".

Effect on Focus DRIP

Focus intends to suspend the Focus DRIP such that all distributions made by Focus after the cash distribution paid on January 15, 2008 to holders of record as of December 31, 2007 will not be eligible for reinvestment under the Focus DRIP. The Focus DRIP will be terminated on the Effective Date of the Arrangement. Former Focus Unitholders who are resident in Canada and who are interested in participating in the Enerplus DRIP following the completion of the Arrangement should, if they become registered Enerplus Unitholders, complete and deliver an authorization form to CIBC Mellon Trust Company, and if they become beneficial Enerplus Unitholders, contact their broker, investment dealer, financial institution or other nominee through which their Enerplus Units are held following the Arrangement and provide instructions on how they wish to participate in the Enerplus DRIP. The authorization form for eligible registered Enerplus Unitholders can be obtained at www.enerplus.com.

Effect on Holders of Enerplus Units and Enerplus Rights

The Arrangement will have no effect on Enerplus Unitholders or holders of Enerplus Rights. The Arrangement will not constitute a "change of control" and will not result in any accelerated vesting or payment for the purposes of the Enerplus Incentive Plan or the executive employment agreements between EnerMark and its executive officers. See "The Arrangement – Details of the Arrangement – Arrangement Steps".

Details of the Arrangement

General

The Arrangement will result in the combination of Enerplus and Focus, pursuant to which all of the issued and outstanding Focus Units (including all Focus Units that may be issued on the vesting and payment of outstanding Focus Rights and Focus Awards not settled in cash) will be exchanged for Enerplus Units. For further information in respect of Enerplus following the completion of the Arrangement, see "Pro Forma Information of Enerplus After Giving Effect to the Arrangement" and Appendix E, "Enerplus Pro Forma Financial Statements".

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, the following events will be deemed to occur in a specified order without any further act or formality, except as otherwise provided in the Plan of Arrangement:

Amendments to the Focus Trust Indenture and Other Constating Documents

(a) the Focus Trust Indenture and other constating documents of Focus shall be amended:

(i) to provide for the redemption of all of the issued and outstanding Focus Units (other than the two (2.0) Focus Units to be held by Enerplus);

(ii) to cause the Focus Securities held by Dissenting Securityholders to be transferred to Focus, as of the Effective Date, in accordance with the terms of the Plan of Arrangement; and

(iii) otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(b) the Focus Securities held by Dissenting Securityholders shall be deemed to have been transferred to Focus, in the case of the Focus Units, or Focus LP, in the case of the Focus Exchangeable LP Units, (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Focus Securityholders other than the right to be paid the fair value of their Focus Securities in accordance with Article 4 of the Plan of Arrangement;

Amalgamation of FET ExchangeCo and FET Management

(c) FET ExchangeCo and FET Management shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the articles of Amalgamation shall be the same as the articles of FET Management and the name of AmalgamationCo shall be "FET Management Ltd.";

(ii) the shares of FET ExchangeCo shall be cancelled without any repayment of capital;

(iii) the stated capital of FET ExchangeCo shall be added to the stated capital of the shares of FET Management;

(iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of FET Management;

(xi) the first directors of AmalgamationCo shall be Robert J. Waters, Ian C. Dundas and David A. McCoy;

(xii) the first officers of AmalgamationCo shall be as follows:

Name of Officer	Office Held
Gordon J. Kerr	President & Chief Executive Officer
Garry A. Tanner	Executive Vice President & Chief Operating Officer
Robert J. Waters	Senior Vice President & Chief Financial Officer
Ian C. Dundas	Senior Vice President, Business Development
David A. McCoy	Vice President, General Counsel & Corporate Secretary
Larry P. Hammond	Vice President, Operations
Daniel M. Stevens	Vice President, Development Services
Rodney D. Gray	Vice President, Finance
Jo-Anne M. Caza	Vice President, Investor Relations
Eric G. Le Dain	Vice President, Marketing
Jennifer F. Koury	Vice President, Corporate Services
Lyonel G. Kawa	Vice President, Information Services
Raymond J. Daniels	Vice President, Oil Sands
Wayne G. Ford	Controller, Operations
Jodine J. Jenson Labrie	Controller, Finance

(xiii) the registered office of AmalgamationCo shall be 3000, 333 – 7th Avenue SW, Calgary, Alberta T2P 2Z1;

AmalgamationCo Exchange with Focus Unitholders

(d) Enerplus shall issue to AmalgamationCo that number of Enerplus Units to be exchanged by AmalgamationCo pursuant to the next subsection of the Plan of Arrangement in exchange for the issuance to Enerplus by AmalgamationCo of that principal amount of AmalgamationCo Unit Notes equal to the product of: (i) that number of Enerplus Units, in aggregate, to be transferred by AmalgamationCo to Focus Unitholders pursuant to the next subsection of the Plan of Arrangement multiplied by; (ii) the Enerplus Fair Market Value;

(e) subject to Section 3.3, the Focus Units held by each Focus Unitholder who so elects in a Filed Letter of Transmittal with respect to such Focus Units shall be transferred to, and acquired by, AmalgamationCo free and clear of all liens, claims and encumbrances in exchange for the transfer of Enerplus Units to the Focus Unitholder by AmalgamationCo on the basis of 0.425 of an Enerplus Unit for each one (1.0) Focus Unit held, subject to the rounding provisions of the Plan of Arrangement;

Focus Asset Contribution

(f) pursuant to the Focus Asset Contribution Agreement, Focus shall sell, transfer, convey, assign and deliver to AmalgamationCo and AmalgamationCo shall purchase and accept from Focus, all of the directly owned interests of Focus in Focus LP, Focus CT and the Focus CT Notes and AmalgamationCo shall issue to Focus: (i) AmalgamationCo Notes with a principal amount equal to the sum of: (A) the amount which was the aggregate adjusted cost base of Focus, determined

pursuant to the provisions of the Tax Act and immediately prior to the Focus Asset Contribution, in the assets acquired by AmalgamationCo pursuant to the Focus Asset Contribution Agreement; and (B) two times the aggregate amount of distributions which became payable to Focus Unitholders during 2008 and prior to the Effective Date; and (ii) one AmalgamationCo Common Share;

AmalgamationCo Share Contribution

(g) pursuant to the AmalgamationCo Share Contribution Agreement, Focus shall sell, transfer, convey, assign and deliver to Enerplus Finance LP and Enerplus Finance LP shall purchase and accept from Focus the AmalgamationCo Common Shares and Enerplus Finance LP shall issue to Focus that number of Enerplus Finance LP Units that have an aggregate fair market value equal to the aggregate fair market value of the AmalgamationCo Common Shares;

Focus Qualifying Exchange with Enerplus

(h) Enerplus shall subscribe for two (2.0) Focus Units in consideration of one (1.0) Enerplus Unit;

(i) pursuant to the Focus Sale Agreement, Focus shall sell, transfer, convey, assign and deliver to Enerplus and Enerplus shall purchase and accept from Focus, all of the Focus Assets (other than one (1.0) Enerplus Unit) and Enerplus shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Focus Assumed Liabilities in accordance with their terms; and (ii) issue to Focus an aggregate number of Enerplus Units equal to: (A) 0.425 multiplied by the number of Focus Units outstanding (less two (2.0) Focus Units); plus (B) that number of Enerplus Units required to be delivered to Focus Unitholders for rounding in accordance with the Plan of Arrangement;

(j) in connection with the assumption of the Focus Assumed Liabilities by Enerplus, Enerplus shall assume all the covenants and obligations of Focus under the Focus LP Support Agreement and the Focus LP Voting and Exchange Agreement in respect of the Focus Exchangeable LP Units such that the obligations under such agreements will be valid and binding obligations of Enerplus entitling the holders of Focus Exchangeable LP Units, as against Enerplus and in respect of the Enerplus Units, to all the rights of the holders of Focus Exchangeable LP Units under the Focus LP Support Agreement and the Focus LP Voting and Exchange Agreement, including that following completion of the Arrangement, each Focus LP Unit shall be exchangeable, for no additional consideration, into 0.425 of an Enerplus Unit; and in connection with the foregoing, the applicable Enerplus Arrangement Parties and Focus Arrangement Parties shall enter into the Focus LP Unit Support Agreement Supplement and the Focus LP Voting and Exchange Agreement Supplement, and the general partner of Focus LP shall make such amendments to the Focus LP Agreement as may be necessary or desirable to evidence the assumption by Enerplus of the obligations under the Focus LP Support Agreement and the Focus LP Voting and Exchange Agreement, all in accordance with the applicable requirements of such agreements and otherwise comply with any additional requirements of the such agreements relating thereto;

(k) Focus shall redeem all of the issued and outstanding Focus Units (other than the two (2.0) Focus Units held by Enerplus) in exchange for all but one (1.0) of the Enerplus Units held by Focus and, upon such redemption the Enerplus Units shall be distributed by Focus to the Focus Unitholders on the basis of 0.425 of an Enerplus Unit for each one (1.0) Focus Unit held, subject to the rounding provisions of the Plan of Arrangement;

Additional Matters Relating to Focus Exchangeable LP Units

(l) Enerplus shall issue the Enerplus Special Voting Right to the Voting and Exchange Trustee and Focus shall redeem the Focus Special Voting Right;

Cancellation of AmalgamationCo Unit Notes and Enerplus Units held by AmalgamationCo

(m) all of the Enerplus Units held by AmalgamationCo shall be cancelled in consideration of the cancellation of the AmalgamationCo Unit Notes held by Enerplus;

AmalgamationCo Notes Contribution

(n) pursuant to the AmalgamationCo Notes Contribution Agreement Enerplus shall sell, transfer, convey, assign and deliver to Enerplus Finance LP and Enerplus Finance LP shall purchase and accept from Enerplus the AmalgamationCo Notes and Enerplus Finance LP shall issue to Enerplus that number of Enerplus Finance LP Units that have an aggregate fair market value equal to the principal amount of the AmalgamationCo Notes; and

Amendment of the Focus TURIP

(o) the Focus TURIP shall be amended such that:

(i) all references to "Focus Energy Trust" shall be amended to "Enerplus Resources Fund";

(ii) all references to "FET Resources Ltd. " shall be amended to "EnerMark Inc."; and

(iii) from and after the Effective Time each Right (as defined in the Focus TURIP) shall only represent the right to acquire 0.425 of an Enerplus Unit at the Exercise Price (as defined in the Focus TURIP) in effect on the date of exercise.

The full text of the Plan of Arrangement is attached as Exhibit A to the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular.

Directors and Executive Officers of Enerplus Following the Arrangement

Following the Arrangement, Enerplus will continue to be led by Gordon Kerr (the current President & Chief Executive Officer of EnerMark) and the current EnerMark executive team will continue in their current roles. For a description of the current directors and executive officers of EnerMark, their municipalities of residence, present principal occupations, their principal occupations during the last five years, and the aggregate number of Enerplus Units, beneficially owned or over which control or direction was exercised by those persons as of March 8, 2007, see "Directors and Officers" at pages 78 to 81 of the Enerplus AIF, which is incorporated herein by reference.

On December 18, 2007, Enerplus announced that Mr. Robert Hodgins was appointed to the Enerplus Board. Mr. Hodgins has been involved in the Canadian oil and gas industry for over 30 years in the areas of finance, treasury and tax. He has held a variety of senior financial positions throughout his career including the position of Chief Financial Officer at Pengrowth Energy Trust from 2002 to 2004, Vice President and Treasurer at Canadian Pacific Railway Limited from 1998 to 2000 and various financial positions at TransCanada PipeLines Limited from 1981 to 1998 which culminated in the position of Chief Financial Officer. Mr. Hodgins currently holds director positions with a number of oil and gas entities. He holds a business degree from the Richard Ivey School of Business at the University of Western Ontario and earned his Chartered Accountant designation in 1977. Additionally, on December 19, 2007, Enerplus announced that Mr. Raymond Daniels joined Enerplus as Vice President, Oil Sands. Mr. Daniels started his career in the oil and gas industry in Aberdeen, Scotland working with Chevron Petroleum in various technical roles. For the past 23 years, he has held various management positions with Conoco UK Limited and most recently with ConocoPhillips Canada as Vice-President Surmont Development (which is ConocoPhillips Canada's multi-phase 100,000 Bbls/d oil sands project).

All of the executive officers of Focus have agreed to provide transitional services to Enerplus following the Effective Date. In addition, if the Arrangement is completed, two of the current members of the Focus Board, David O'Brien and Clayton Woitas, have agreed to accept positions on the Enerplus Board. See "Additional Information Respecting FET Resources Ltd. – Management of FET Resources" at pages 37 to 41 of the Focus AIF, which is

incorporated herein by reference, for a description of the municipalities of residence, present principal occupations, principal occupations during the last five years, and numbers of Focus Units and Focus Exchangeable LP Units, if any, beneficially owned or over which control or direction was exercised by these persons as of March 21, 2007. See "The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of Enerplus following the completion of the Arrangement.


Enerplus Unitholders
Former Focus Unitholders
79% of Enerplus Units(1)
19% of Enerplus Units(1)
Enerplus Resources Fund
Focus Exchangeable LP Unitholders
100%
100% Class A Limited Partnership Units
2% of Enerplus Units(1)
EnerMark and other operating Subsidiaries
Focus LP
Assets
Other operating Subsidiaries and Assets

Note:

(1) Assumes: (i) no Dissent Rights are exercised; (ii) all outstanding Focus Awards and Focus Rights are settled in cash; and (iii) the same number of Enerplus Units, Focus Units and Focus Exchangeable LP Units are outstanding as were outstanding on December 19, 2007. The estimated ownership of outstanding Enerplus Units following completion of the Arrangement includes the outstanding Enerplus Units, the Enerplus Units to be issued in exchange for Focus Units pursuant to the Arrangement and the estimated 3,903,737 Enerplus Units that will be issuable upon the exchange of the 9,185,263 Focus Exchangeable LP Units that will remain outstanding following completion of the Arrangement. Following completion of the Arrangement, each Focus Exchangeable LP Unit will be exchangeable for 0.425 of an Enerplus Unit, and the Focus Exchangeable LP Unitholders will be entitled to cash distributions and payments and voting rights as if each Focus Exchangeable LP Unit was exchanged for 0.425 of an Enerplus Unit.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Enerplus and Focus and various conditions precedent, both mutual and with respect to each entity.

The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Focus and FET Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each of Focus and FET has agreed to certain non-solicitation covenants as follows:

(a) Focus and FET shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Focus or FET relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Neither Focus nor FET shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Focus and FET and their officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Focus or FET or any of their officers, directors or employees or any financial advisor, expert or other representative retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of Focus substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Enerplus as set out below),

may furnish to such third party information concerning Focus or FET and its business, properties and assets, in each case if, and only to the extent that:

A. the third party has first made a written *bona fide* Acquisition Proposal which the Focus Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Focus Unitholders than the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under Applicable Laws and the constating documents of Focus (a "**Superior Proposal**"); and

B. prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Focus and FET provide prompt notice to Enerplus to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to Enerplus, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Focus and FET shall notify Enerplus orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to Enerplus, copies of all information provided to such Party and all other information reasonably requested by Enerplus), within 24 hours of the receipt thereof, shall keep Enerplus informed of the status and details of any such inquiry, offer or proposal and answer Enerplus' questions with respect thereto; and

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Focus Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by Section 3.4(c) thereof and after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under Applicable Laws and Focus and FET comply with their obligations set forth in Section 3.4(c) of the Arrangement Agreement and terminate the Arrangement Agreement in accordance with Section 8.1(d) thereof and concurrently therewith pays the amount required by Section 6.1 of the Arrangement Agreement to Enerplus.

(c) Following receipt of a Superior Proposal,, Focus and FET shall give Enerplus, orally and in writing, at least 72 hours advance notice of any decision by the Focus Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Focus Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Focus and FET agree not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of

the Arrangement. In addition, during such 72 hour period Focus and FET shall and shall cause their financial and legal advisors to, negotiate in good faith with Enerplus and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable Focus and FET to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Enerplus proposes to amend the Arrangement Agreement and the Arrangement to provide the holders of Focus Unitholders with a value per Focus Unit equal to or having a value greater than the value per Focus Unit provided in the Superior Proposal and so advises the Focus Board prior to the expiry of such 72 hour period, the Focus Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

Agreement as to Damages and Other Arrangements

Pursuant to the Arrangement Agreement, Focus and FET have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) the Focus Board has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.2(q) and 4.2(uu) of the Arrangement Agreement in a manner adverse to Enerplus or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders and/or the Focus Exchangeable LP Unitholders or to Focus and the Focus Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c) Focus accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d) Focus is in breach of any of its covenants made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Arrangement, and Focus fails to cure such breach within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008); or

(e) Focus is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Arrangement, and Focus fails to cure such breach within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008),

(each of the above being an "**Enerplus Damages Event**"), then in the event of the termination of the Arrangement Agreement pursuant to Section 8.1 thereof, Focus shall pay to Enerplus $48 million as liquidated damages within one Business Day after the first to occur of the events described above. In the event that a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders and/or Focus Exchangeable LP Unitholders or to Focus and the Focus Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is not consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made, then Focus shall pay to Enerplus $5 million, in full satisfaction of,

and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Enerplus in relation to the Arrangement.

Directors' and Officers' Liability Insurance

Pursuant to the Arrangement Agreement, the Parties have agreed to cooperate such that EnerMark (or its successor under the Arrangement) shall enter into written agreements effective as of the Effective Date satisfactory to each of Enerplus and Focus, acting reasonably, pursuant to which EnerMark shall agree that, for a period of six years after the Effective Date, EnerMark shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of Enerplus and Focus (provided that EnerMark may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of EnerMark and FET with respect to claims arising from facts or events which occurred before the Effective Date, or such that Focus shall have arranged for such insurance utilizing its current insurance broker on terms satisfactory to Enerplus and EnerMark, acting reasonably.

Termination

Enerplus, EnerMark, Focus and FET have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Enerplus, EnerMark, Focus and FET;

(b) if any of the conditions precedent set forth in Sections 5.1, 5.2 or 5.3 of the Arrangement Agreement shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then the Party for whose benefit the condition precedent is provided may rescind and terminate the Arrangement Agreement as provided in Section 8.1 thereof, provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent;

(c) by Enerplus and EnerMark upon the occurrence of an Enerplus Damages Event as provided in Section 6.1 of the Arrangement Agreement; or

(d) by Focus and FET, in the event that Focus accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii) of the Arrangement Agreement, provided that Focus has complied with its obligations set forth in Section 3.4(c) thereof and concurrently pays to Enerplus the $48 million fee described above.

In the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement will forthwith become void and neither Party shall have any liability or further obligation to the Other Party thereunder except with respect to the payment of a termination fee and each Party's obligation in the Confidentiality Agreement, which shall survive such termination.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to January 22, 2008, the Interim Order shall have been granted in form and substance satisfactory to each of Enerplus and Focus, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Enerplus and Focus, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the Focus Securityholders, voting together as a single class, on or prior February 28, 2008 in accordance with the Interim Order and in form and substance satisfactory to each of Enerplus and Focus, acting reasonably;

(c) in the event that dissent rights are given to Focus Securityholders under the terms of the Interim Order, holders of not greater than 5% of the aggregate outstanding Focus Securities shall have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d) on or prior February 28, 2008, the Final Order shall have been granted in form and substance satisfactory to Enerplus and Focus, acting reasonably;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Enerplus and Focus, acting reasonably;

(f) the Arrangement shall have become effective on or prior to February 28, 2008;

(g) either one or more of the following shall have occurred:

(i) the relevant waiting period in Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Section 92 or 100 of the Competition Act;

(ii) the Commissioner shall have issued a "no action letter" under Section 123 of the Competition Act satisfactory to each of Enerplus and Focus, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under Section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Enerplus and Focus, acting reasonably; or

(iii) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act;

(h) in addition to the approval required by paragraph (g) above, all other required domestic and foreign regulatory, governmental (including, without limitation, approval under the Investment Canada Act) and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Enerplus and Focus, each acting reasonably, including, without limitation, conditional approval to the listing of the Enerplus Units issuable or to be made issuable pursuant to the Arrangement on the TSX and approval, subject to official notice of issuance, of the listing of such securities on the NYSE, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or Governmental Entity or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Enerplus or Focus (as applicable), acting reasonably, in either case has had or, if the Arrangement was

consummated, would result in a Material Adverse Change in the affairs, operations or business of Focus or Enerplus, respectively, or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(j) the Parties shall each be satisfied, acting reasonably, that each of Enerplus and Focus will be a "mutual fund trust" within the meaning of the Tax Act immediately prior to the time of completion of the Arrangement, and the completion of the Arrangement shall not cause Enerplus to cease to be a "mutual fund trust" within the meaning of the Tax Act, cause the value of the taxable Canadian property (as defined in the Tax Act) of Enerplus to exceed 7% of the aggregate fair market value of the issued and outstanding Enerplus Units at the Effective Time, or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Enerplus or to any direct or indirect Subsidiary trust or partnership of Focus before 2011 or to Focus for any period prior to the completion of the Arrangement.

The foregoing conditions are for the mutual benefit of Focus and Enerplus and may be asserted by Focus and Enerplus regardless of the circumstances and may be waived by Focus and Enerplus (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Focus or Enerplus may have.

Additional Conditions to Obligations of Enerplus and EnerMark

The obligations of Enerplus and EnerMark to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Focus shall have mailed this Information Circular and other documentation required in connection with the Meeting on or before January 22, 2008;

(b) Focus shall have furnished Enerplus with:

(i) certified copies of the resolutions duly passed by the Focus Board approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Focus Securityholders, duly passed at the Meeting, approving the Arrangement Resolution;

(c) the representations and warranties made by Focus in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Focus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Focus shall have provided to Enerplus a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Focus shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008);

(d) no Material Adverse Change shall occur in the affairs, operations or business of Focus from and after the date of the Arrangement Agreement and prior to the Effective Date, and no Material Adverse Change in the financial condition of Focus shall have occurred prior to the date of the

Arrangement Agreement or shall occur from and after the date of the Arrangement Agreement and prior to the Effective Date from that reflected in Focus' financial statements;

(e) Focus shall not be in material breach of its obligations under the Arrangement Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Focus or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(f) Focus shall have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Focus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Focus shall have provided to Enerplus a certificate of two senior officers certifying compliance with such covenants; provided that Focus shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008);

(g) Enerplus and EnerMark shall have: (i) received resignations from the directors and officers of FET, which resignations shall be effective immediately following the Effective Time; and (ii) provided that the cash change of control payments to be paid to FET's executive officers have been made, received releases executed by the directors and officers of FET, which releases shall be delivered and effective immediately following the Effective Time and shall be in substantially the forms thereof appended to the Focus Employment Agreements;

(h) the aggregate cost amount of assets held directly by Focus, for the purposes of the Tax Act shall not be less than $1.1 billion; and

(i) as at December 2, 2007, Focus' Debt did not exceed $310 million, provided that for these purposes "**Focus' Debt**" means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding hedging obligations.

The foregoing conditions are for the exclusive benefit of Enerplus and EnerMark and may be asserted by Enerplus and EnerMark regardless of the circumstances or may be waived by Enerplus and EnerMark in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Enerplus and EnerMark may have.

Additional Conditions to Obligations of Focus and FET

The obligations of Focus and FET to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Enerplus shall have furnished Focus with certified copies of the resolutions duly passed by the Enerplus Board approving the Arrangement Agreement and the consummation of the transactions contemplated thereby;

(b) the representations and warranties made by Enerplus in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Enerplus or would not, or would not reasonably be expected to, materially impede completion of

the Arrangement, and Enerplus shall have provided to Focus a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Enerplus shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Focus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2007);

(c) no Material Adverse Change shall occur in the affairs, operations or business of Enerplus from and after the date of the Arrangement Agreement and prior to the Effective Date, and no Material Adverse Change in the financial condition of Enerplus shall have occurred prior to the date of the Arrangement Agreement or shall occur from and after the date of the Arrangement Agreement and prior to the Effective Date from that reflected in Enerplus' financial statements;

(d) Enerplus shall not be in material breach of its obligations under the Arrangement Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Enerplus or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(e) Enerplus shall have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Enerplus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Enerplus shall have provided to Focus a certificate of two senior officers certifying compliance with such covenants; provided that Enerplus shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Focus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2007); and

(f) the Arrangement shall be completed in a manner which will result in a tax-deferred exchange of Focus Units for Enerplus Units for Canadian and United States federal income tax purposes (other than for those Focus Unitholders who validly exercise rights of dissent in relation to the Arrangement and those Focus Unitholders who elect to have the exchange of their Focus Units for Enerplus Units pursuant to the Arrangement carried out on a taxable basis for Canadian federal income tax purposes).

The foregoing conditions are for the exclusive benefit of Focus and FET and may be asserted by Focus and FET regardless of the circumstances or may be waived by Focus and FET in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Focus and FET may have.

Upon the foregoing conditions being fulfilled or waived, Focus, FET, Enerplus and EnerMark intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Focus Board, without further notice to or approval of the Focus Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the applicable Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The Arrangement Resolution is attached as Appendix A to this Information Circular.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement Resolution must be approved by the Focus Securityholders, voting together as a single class, at the Meeting in person or by proxy;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Focus Securityholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution is not less than two thirds of the votes cast by the Focus Securityholders, voting together as a single class, either in person or by proxy, at the Meeting. See "General Proxy Matters – Procedure and Votes Required".

Court Approvals

Interim Order

On December 20, 2007, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Focus Securityholders at the Meeting in the manner required by the Interim Order, Focus will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for February 12, 2008 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 601 – 5th Street S.W., Calgary, Alberta. At the hearing, any Focus Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Focus a Notice of Intention to Appear indicating whether such securityholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such securityholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court **on or before noon (Calgary time) on February 8, 2008. Service of such notice shall be effected by service upon the solicitors for Focus: Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3NP, Attention: Daniel J. McDonald, Q.C. See "Notice of Petition".**

The securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, such securities issued pursuant to the Arrangement will not require registration under the U.S. Securities Act.

Focus has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Enerplus and Focus may determine not to proceed with the Arrangement.

Focus Fairness Opinion

Focus retained Scotia Waterous Inc. as financial advisor to Focus and the Focus Board in connection with the assessment of a potential merger with Enerplus. As part of this mandate, Scotia Waterous Inc. was requested to provide the Focus Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Focus Securityholders under the proposed transaction. In connection with this mandate, Scotia Waterous Inc. has prepared the Focus Fairness Opinion. The Focus Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of Scotia Waterous Inc. as of December 1, 2007, the consideration to be received by the Focus Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Focus Securityholders. **The Focus Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.** See Appendix D, "Focus Fairness Opinion".

The Focus Board concurs with the views of Scotia Waterous Inc. as set forth in the Focus Fairness Opinion. The views of Scotia Waterous Inc. were an important consideration in the Focus Board's decision to proceed with the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Focus will apply for the Final Order approving the Arrangement. If the Final Order is obtained on February 12, 2008 in form and substance satisfactory to Focus and Enerplus, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Focus expects the Effective Date will be on or about February 13, 2008. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Focus' objective is to have the Effective Date occur on February 13, 2008. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on February 12, 2008.

Election of Canadian Federal Income Tax Treatment

The exchange of Focus Units for Enerplus Units pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Focus Unitholders under Canadian federal income tax laws. See "Certain Canadian Federal Income Tax Considerations". However, a Focus Unitholder may elect to have the exchange of their Focus Units for Enerplus Units pursuant to the Arrangement carried out as a taxable exchange for Canadian federal income tax purposes by making such election in the Letter of Transmittal and Election Form that has been provided to registered holders of Focus Units together with this Information Circular. Focus Unitholders resident in jurisdictions other than Canada should consult their own legal and tax advisors with respect to the tax consequences associated with this election. **Holders of Focus Units who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before the Election Deadline or do not otherwise comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to have their exchange of Focus Units for Enerplus Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.** Beneficial holders of Focus Units (i.e., Focus Unitholders who hold their Focus Units through a broker, financial institution or other nominee) who want to have their exchange of Focus Units for Enerplus Units carried out as a taxable exchange for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Focus Units are held to make the necessary arrangements.

Procedure for Exchange of Focus Units

In order to receive Enerplus Units on the completion of the Arrangement, Registered Holders of Focus Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal and

Election Form) a duly completed Letter of Transmittal and Election Form together with the certificates representing the holder's Focus Units and such other documents and instruments as the Depositary may reasonably require.

Focus Unitholders whose Focus Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Focus Units.

The use of the mail to transmit certificates representing Focus Units and the Letter of Transmittal and Election Form is at each Registered Holder's risk. Focus recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Focus Units must be guaranteed by an Eligible Institution, unless otherwise provided.

From and after the Effective Time, certificates formerly representing Focus Units that were exchanged pursuant to the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement. All distributions made with respect to any Enerplus Units allotted and issued to former Registered Holders of Focus Units pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the Registered Holder thereof. The Depositary shall pay and deliver to any such Registered Holder, as soon as reasonably practicable after application therefor is made by the Registered Holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

Any certificate formerly representing Focus Units that is not deposited with all other documents as required by the Plan on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Focus Units to receive Enerplus Units. In such case, such Enerplus Units shall be returned to Enerplus for cancellation and any distributions in respect of Enerplus Units shall be returned to Enerplus.

No action is required to be taken by Focus Exchangeable LP Unitholders with respect to the certificates representing Focus Exchangeable LP Units following completion of the Arrangement. Following completion of the Arrangement, each Focus Exchangeable LP Unit will be exchangeable for 0.425 of an Enerplus Unit in the same manner as currently provided and the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units will be adjusted in accordance with such exchange ratio.

Treatment of Fractional Enerplus Units

No certificates representing fractional Enerplus Units shall be issued under the Arrangement. In lieu of any fractional Enerplus Unit, each Registered Holder of Focus Units otherwise entitled to a fractional interest in an Enerplus Unit shall receive the nearest whole number of Enerplus Units (with fractions equal to exactly 0.5 being rounded up).

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Securityholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder's Focus Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, Dissenting Securityholders are entitled, in addition to any other right such Dissenting Securityholder may have, to dissent and to be paid by Focus the fair value of the Focus Securities held by such Dissenting Securityholder in respect of which such Dissenting Securityholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution was adopted. A Dissenting Securityholder may dissent only with respect to all of the Focus Securities held by such Dissenting Securityholder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Only Registered Holders may dissent. Persons who are beneficial owners of Focus Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the Registered Holder of such Focus Securities. A Registered Holder, such as a broker, who holds Focus Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Focus Securities held for such beneficial owners. In such case, the demand for dissent should set forth the number of Focus Securities covered by it.**

Dissenting Securityholders must provide a written objection to the Arrangement Resolution to Focus c/o Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3NP, Attention: Daniel J. McDonald, Q.C., by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting. **No Focus Securityholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement. A Dissenting Securityholder may not exercise the right of dissent in respect of only a portion of such Dissenting Securityholder's Focus Securities, but may dissent only with respect to all of the Focus Securities held by the Dissenting Securityholder.**

An application may be made to the Court by Focus or by a Dissenting Securityholder after the adoption of the Arrangement Resolution to fix the fair value of the Dissenting Securityholder's Focus Securities. If such an application to the Court is made by Focus or a Dissenting Securityholder, Focus must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the Focus Board to be the fair value of the Focus Securities. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Focus is the applicant, or within 10 days after Focus is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Focus for the purchase of such holder's Focus Securities in the amount of the offer made by Focus (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Focus Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Focus Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Focus and in favour of each of those Dissenting Securityholders, and fixing the time within which Focus must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Focus Securityholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Focus and the Dissenting Securityholder as to the payment to be made by Focus to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Focus Securityholder other than the right to be paid the fair value of such holder's Focus Securities, in the amount agreed to between Focus and the Dissenting Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Securityholder may withdraw the Dissenting Securityholder's dissent, or if the Arrangement has not yet become effective, Focus may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

Focus shall not make a payment to a Dissenting Securityholder in accordance with Section 191 if there are reasonable grounds for believing that Focus is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Focus would thereby be less than the aggregate of its liabilities. In such event, Focus shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their Focus Securities in which case the Dissenting Securityholder may, by written notice to Focus within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Focus shall be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Focus Securityholder, failing which such Dissenting Securityholder retains status as a claimant against Focus to be paid as soon as Focus is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Focus but in priority to its unitholders.

All Focus Securities held by Dissenting Securityholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Focus and cancelled in exchange for such fair value or will, if such Dissenting Securityholders ultimately are not so entitled to be paid the fair value thereof, in the case of Focus Units, will be deemed to be exchanged for Enerplus Units on the same basis as all other Focus Unitholders pursuant to the Arrangement, and in the case of Focus Exchangeable LP Units, will be deemed to have been adjusted on same basis as other Focus Exchangeable LP Unitholder pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Focus Securities. Section 191 of the ABCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix F to this Information Circular, and consult their own legal advisor.**

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not greater than 5% of the aggregate outstanding Focus Securities shall have exercised Dissent Rights in respect of the Arrangement Resolution that have not been withdrawn as of the Effective Date. Pursuant to the Plan of Arrangement, Enerplus will assume all of the obligations of Focus, including those relating to the right of Focus Securityholders to dissent as described above.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

As of December 19, 2007, the directors and officers of FET, and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 6,692,563 Focus Units and 5,347,398 Focus Exchangeable LP Units representing approximately 9.5% of the outstanding Focus Units and 58.2% of the outstanding Focus Exchangeable LP Units (and 15.1% of the aggregate outstanding Focus Units and Focus Exchangeable LP Units). These directors and officers and their associates also hold approximately 1,049,757 Focus Rights and 627,912 Focus Awards representing approximately 52.1% of the outstanding Focus Rights and 65.8% of the outstanding Focus Awards.

As of December 19, 2007, the directors and officers of FET and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 1,200 Enerplus Units (representing less than 1% of the outstanding Enerplus Units).

As of December 19, 2007, the directors and officers of EnerMark and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 149 Focus Units and no Focus Exchangeable LP Units (representing less than 1% of the aggregate outstanding Focus Units and Focus Exchangeable LP Units).

Immediately after giving effect to the Arrangement and assuming all Focus Rights and Focus Awards held by such persons are settled in cash, it is anticipated that the current directors and officers of FET and their associates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 2,844,339 Enerplus Units and 5,347,398 Focus Exchangeable LP Units representing approximately 3.1% of the aggregate outstanding Enerplus Units and Enerplus Units issuable upon the exchanged Focus Exchangeable LP Units (which will be exchangeable into 2,272,644 Enerplus Units)). Following completion of the

Arrangement, the directors, officers and employees of FET who will continue to be directors, officers, employees, consultants or other service providers of Enerplus may be granted Enerplus Rights to acquire Enerplus Units pursuant to the Enerplus Incentive Plan or grants pursuant to Enerplus' other compensation plans. See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Directors and Executive Officers of Enerplus Upon Completion of the Arrangement."

The Arrangement will result in a "change of control" for the purpose of the Focus TURIP and the Focus UAIP and the executive employment agreements between FET and its executive officers, with the result that all Focus Rights and Focus Awards issued and outstanding under the Focus TURIP and the Focus UAIP, respectively, shall fully vest pursuant to the Arrangement and certain severance amounts will be payable under such executive employment agreements immediately following the Effective Time of the Arrangement. In addition, all of the executive officers of Focus have agreed to provide transitional services to Enerplus following the Effective Date. In addition, if the Arrangement is completed, David O'Brien and Clayton Woitas (two of the current members of the Focus Board) have agreed to accept positions on the Enerplus Board.

Upon approval of the Arrangement by Focus Securityholders, the Focus Board has approved the settlement of all outstanding Focus Awards granted under the Focus UAIP in either Focus Units to be issued from treasury or in cash in an amount equal to the number of Focus Units to be issued multiplied by the Focus VWAP.

Provided the Focus TURIP Amendment Approval is obtained, the Parties have also agreed that, upon approval of the Arrangement by Focus Securityholders, all outstanding Focus Rights may be settled in either Focus Units to be issued from treasury or in cash in an amount equal to, for each Focus Right outstanding, the Focus VWAP less the applicable exercise price, adjusted for Focus' January 2008 distribution payable on February 15, 2008. See "Other Matters to be Considered at the Meeting – Amendment to the Focus TURIP". In addition, Focus may purchase and cancel all of the "out-of-the-money" Focus Rights at an amount of not more that $0.01 per right. To the extent that there are any outstanding Focus Rights following the Arrangement, the Focus TURIP will provide that holders of Focus Rights will only be entitled to receive Enerplus Units in accordance with the exchange ratio contemplated by the Arrangement.

The chart set forth below sets out for each director and officer of FET the cash payments expected to be made to settle the outstanding Focus Rights and Focus Awards which will vest pursuant to the Arrangement, the amount of cash to be paid to such individuals pursuant to the "change of control" provisions in the executive employment agreements as a result of the Arrangement and the payments to be received by such individuals pursuant to the transitional services to be provided to Enerplus.

Payments to Directors and Officers of FET Pursuant to the Arrangement

Name and Position	Cash payment to be made to settle unvested Focus Awards ($)[(1)]	Cash payment to be made to settle unvested Focus Rights ($)[(2)]	Cash Payment to be made pursuant to Executive Employment Agreements ($)[(3)]	Cash Payment to be made pursuant to Transitional Services Provided to Enerplus ($)[(4)]
Derek W. Evans President, Chief Executive Officer and Director	2,381,422	164,500	1,102,500	96,100
Matthew J. Brister Director	210,960	33,450	-	-
John A. Brussa Director	210,960	11,150	-	-
Stuart G. Clark Chairman	-	11,150	-	-
James H. McKelvie Director	210,960	11,150	-	-
Gerald A. Romanzin Director	210,960	11,150	-	-

Name and Position	Cash payment to be made to settle unvested Focus Awards ($)[1]	Cash payment to be made to settle unvested Focus Rights ($)[2]	Cash Payment to be made pursuant to Executive Employment Agreements ($)[3]	Cash Payment to be made pursuant to Transitional Services Provided to Enerplus ($)[4]
Clayton H. Woitas Director	210,960	-	-	-
David P. O'Brien Director	210,960	-	-	-
Jeff S. Lebbert Director	210,960	-	-	-
William D. Ostlund Senior Vice President and Chief Financial Officer	1,405,152	82,250	690,000	68,700
Dennis M. Lawrence Senior Vice President and Chief Operating Officer	1,434,142	82,250	569,250	59,000
Alex Bouma Vice President, Production	860,069	50,567	331,500	52,200
Bryce H. Murdoch Vice President, Geology	1,239,390	61,875	569,250	59,000
Hugh C. McCaskill Vice President, Development	900,993	25,100	331,500	52,200
Al S. Pickering Vice President, Land	1,239,390	82,500	569,250	59,000
David W. Sakal Vice President, Operations	1,239,390	82,250	569,250	59,000
A. Kim Schoenroth Vice President, Finance	900,993	27,450	337,500	52,200
Total	**13,077,661**	**736,792**	**5,070,000**	**557,400**

Notes

(1) The amounts presented are based on the closing price of $16.60 for the Focus Units on December 3, 2007. A performance multiplier of 2 has been assigned to the performance awards comprising the Focus Awards for the purpose of this calculation. The actual Focus VWAP and performance multiplier may vary and, as a result, the actual value of the benefits received may vary from the amounts presented.

(2) The amounts presented are based on the closing price of $16.60 for the Focus Units on December 3, 2007. The actual Focus VWAP may vary and, as a result, the actual value of the benefits received may vary from the amounts presented.

(3) Following a "change of control" of Focus, the Focus executive employment agreements provide for payment equal to 1.5 times the annual salary and annualized bonus for the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President, Geology, Vice President, Land and Vice President, Operations and a payment of 1.0 times the annual salary and annualized bonus for the Vice President, Development, Vice President, Finance, and Vice President, Production. The executive employment agreements also provide for a cash payment of 1.5 times the estimated annual value of employee benefits for all executives following a "change of control" of Focus.

(4) It is a condition to the completion of the Arrangement that each of the current officers of FET shall have entered into agreements with EnerMark on terms satisfactory to EnerMark, acting reasonably, under which such officers shall provide transitional services to EnerMark until March 31, 2008. The amounts presented represent payments expected to be received by these officers pursuant to transitional services to be provided to Enerplus for the transition period from the Effective Date to March 31, 2008.

Expenses of the Arrangement

The estimated costs to be incurred by Focus with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, change of control payments (assuming that all of the entitlements under the Focus Incentive Plans are settled in cash), severance payments, cash payments to purchase

vested Focus Rights and Focus Awards and the costs of preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $33 million.

Stock Exchange Listing Approvals

It is a mutual condition to completion of the Arrangement that: (i) the TSX shall have conditionally approved the additional listing of the Enerplus Units to be issued pursuant to the Arrangement (including all Enerplus Units issuable upon exchange of the Focus Exchangeable LP Units); and (ii) the NYSE shall have approved the additional listing of the Enerplus Units to be issued pursuant to the Arrangement (including all Enerplus Units issuable upon exchange of the Focus Exchangeable LP Units), subject to official notice of issuance. The TSX has conditionally approved the additional listing of the Enerplus Units to be issued and made issuable pursuant to the Arrangement, subject to Enerplus fulfilling the requirements of such exchange. The NYSE has approved the listing of the Enerplus Units to be issued and made issuable pursuant to the Arrangement, subject to official notice of issuance.

Other Regulatory Approvals

In addition to the approval of Focus Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

Competition Act Approval

The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act. Enerplus and Focus will jointly request that the Commissioner issue an advance ruling certificate under Section 102 of the Competition Act or, alternatively, a "no action" letter in respect of the Arrangement together with a request for a waiver of the obligation to provide the prescribed short form information under Section 114 of the Competition Act. The Parties may also choose to supply the prescribed short form information under Section 114 of the Competition Act. If the Commissioner issues an advance ruling certificate, the Parties are exempt from the obligation to provide the prescribed short form information under Section 114 of the Competition Act, and the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement solely on the information that is the same or substantially the same as the information on the basis of which the advance ruling certificate was issued.

Investment Canada Act Approval

The Arrangement is reviewable under Part IV of the Investment Canada Act. Pursuant to section 16(1) of the Investment Canada Act, the Arrangement may not be implemented unless it has been reviewed by the Minister of Industry under Part IV of the Investment Canada Act and the Minister of Industry is satisfied or is deemed to be satisfied that the Arrangement is likely to be of net benefit to Canada. Enerplus has filed an application for review under section 17 of the Investment Canada Act and will submit, in support of its application for review, such information and undertakings as it considers reasonable and appropriate in the circumstances in support of its application, having regard to the factors the Minister of Industry is required to take into account in assessing whether the Arrangement will be of net benefit to Canada. The Minister of Industry has 45 days from the date the application is determined to be complete to review the Arrangement; however, if the Minister of Industry is unable to complete his consideration of the investment within such 45 day period, the Minister of Industry may, upon sending a notice to Enerplus, unilaterally extend the review period by an additional 30 days.

Securities Law Matters

Canada

The Enerplus Units to be issued to Focus Unitholders under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws, and the Enerplus Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under Applicable Canadian Securities Laws.

The vesting of the Focus Rights and Focus Unit Awards, the proposed amendments to the Focus TURIP, the change-of-control payments under the executive employment agreements and the consulting arrangements between each of the executive officers of Focus and Enerplus, may be considered "benefits" under OSC Rule 61-501. The Focus Board has determined that none of these "benefits" are "collateral benefits" (as defined in OSC Rule 61-501) as: (i) each of the related parties (as defined in OSC Rule 61-501) and their associates hold less than 1% of the Focus Units and Focus Exchangeable LP Units, other than Messrs. Brister, Clark, Lebbert and Woitas; and (ii) in the case of Messrs. Brister, Clark, Lebbert and Woitas, they have disclosed to the Special Committee the total consideration that they will receive under the Arrangement and the Special Committee has determined that the value of the above-described benefits represent less than 5% of the value of the consideration that they will receive under the Arrangement. As a result of this determination, the Arrangement is not a "business combination" within the meaning of OSC Rule 61-501.

The Arrangement may constitute a "going private transaction" for purposes of Regulation Q-27 because the vesting of the Focus Rights and Focus Unit Awards, the proposed amendments to the Focus TURIP, the change-of-control payments under the executive employment agreements and the transitional services arrangements between each of the executive officers of Focus and Enerplus, may be considered as "consideration of greater value than that paid to all holders" under Regulation Q-27. Regulation Q-27 also provides that the Arrangement is subject to the requirement of obtaining approval of a majority of the minority of the Focus Securityholders and that Focus must obtain a formal valuation for the Arrangement because it may constitute a going private transaction. An application for an exemption from these requirements will be made with the Autorité des marchés financiers, and completion of the Arrangement is subject to obtaining a decision by the Autorité des marchés financiers granting the exemption sought.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Focus and FET for approval of the Arrangement. See "The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order" above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Focus, any recent significant decisions which would apply in this instance. **Focus Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

United States

The offer and sale of the securities (including the amendments to the Focus Exchangeable LP Units) to be issued under the Arrangement will not be registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on December 20, 2007 and, subject to the approval of the Arrangement by Focus Unitholders, a hearing on the Arrangement will be held on February 12, 2008 by the Court. See "The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order" above.

Under SEC rules in effect on the date hereof, the securities to be issued to Focus Unitholders and Focus Exchangeable LP Unitholders will be freely tradable under U.S. federal securities laws, except by Persons who are "affiliates" of Focus, Enerplus, FET, EnerMark or the other Parties to the Arrangement immediately prior to the Arrangement or who will be "affiliates" of Enerplus or EnerMark after the Arrangement. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under

common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S. Securities to be issued to such affiliates pursuant to the Arrangement may also be resold in compliance with the resale provisions of Rule 145(d)(1) under the U.S. Securities Act, and, in the case of affiliates that are not affiliates of Enerplus or EnerMark after the Arrangement, the provisions of Rule 145(d)(2) or (3) under the U.S. Securities Act, or as otherwise permitted under the U.S. Securities Act. Rule 145(d)(1) generally provides that such affiliates may not sell the securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of Enerplus or, if such securities are listed on a United States securities exchange (such as the NYSE or NASDAQ), the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" (as such term is defined in Rule 144 under the U.S. Securities Act) at times when certain information specified by Rule 144 is publicly available with respect to Enerplus. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Enerplus after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

The SEC has recently adopted new rules that, upon becoming effective, will eliminate the application of Rule 145 to most transactions. However, as of the date hereof the final application of the new rules to the Arrangement has not been clarified by the SEC, so it cannot be determined definitively whether or not Rule 145 will continue to be applicable to Persons receiving securities pursuant to the Arrangement. Assuming that Rule 145 will cease to apply to such Persons, the practical effect will be that the securities to be issued to Focus Unitholders and Focus Exchangeable LP Unitholders under the Arrangement will be freely tradable under U.S. federal securities laws by all Persons except those who are affiliates of Enerplus or EnerMark after the Arrangement. Resales of such securities by such affiliates of Enerplus and EnerMark will be subject to the resale restrictions under Rule 144 normally applicable to affiliates of public companies in the United States.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of derivative securities issued pursuant to Section 3(a)(10). Therefore, Enerplus Units may not be issued upon exchange of Focus Exchangeable LP Units except pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act. However, under the terms of the Focus Exchangeable LP Units, such units may only be held by Canadian residents.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

Interests of Experts

Certain legal matters relating to the Arrangement have been passed upon by Burnet, Duckworth & Palmer LLP on behalf of Focus and by Blake, Cassels & Graydon LLP on behalf of Enerplus. As at December 19, 2007, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the aggregate outstanding Focus Securities and less than 1% of the outstanding Enerplus Units. As at December 19, 2007, the partners and associates of Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of the aggregate outstanding Focus Securities and less than 1% of the outstanding Enerplus Units. Mr. John A. Brussa, a senior partner of Burnet, Duckworth & Palmer LLP, is a member of the Focus Board and Mr. Grant A. Zawalsky, a senior partner of Burnet, Duckworth & Palmer LLP, is the Corporate Secretary of FET.

As of the date hereof, GLJ and Paddock and their directors or officers beneficially own, directly or indirectly, less than 1% of the outstanding Focus Securities. As of the date hereof, D&M, GLJ and Sproule and their directors or officers beneficially own, directly or indirectly, less than 1% of the outstanding Enerplus Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Focus, and Blake, Cassels & Graydon LLP, counsel to Enerplus (collectively, "**Counsel**") the following summary fairly describes, as of the date of this Information Circular, the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Focus Unitholder who disposes of Focus Units pursuant to the Arrangement, a Focus Exchangeable LP Unitholder and an Enerplus Unitholder, including a Focus Unitholder who acquires Enerplus Units pursuant to the Arrangement, and who, at all relevant times for the purposes of the Tax Act, holds any Focus Exchangeable LP Units and any Focus Units disposed of, and will hold any Enerplus Units acquired as capital property and deals at arm's length with each of Focus and Enerplus. Generally, the Focus Units or Enerplus Units, as the case may be, will constitute capital property to a Focus Unitholder or an Enerplus Unitholder (each a "**Unitholder**") provided such Unitholder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders who are Residents and who might not otherwise be considered to hold their Focus Units or Enerplus Units as capital property may, in certain circumstances, be entitled to have the Focus Units and Enerplus Units treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Unitholders who do not hold their Focus Units or Enerplus Units as capital property, as the case may be, should consult their own tax advisors with respect to the Arrangement.

This summary is not applicable to a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, or to a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act. Any such Unitholder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), Counsel's understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the CRA and representations of Focus and Enerplus as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

Counsel has been advised by Focus and Enerplus and has assumed for the purpose of the description of tax considerations that follow that Focus and Enerplus will each qualify as a "mutual fund trust" as defined in the Tax Act at all relevant times. Further, Counsel has been advised by Focus and has assumed for the purposes hereof that Focus LP is, and will be at all relevant times, a "Canadian Partnership" as defined in the Tax Act.

Unitholders should also refer to the section entitled "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors – Federal Tax Changes".

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Unitholder or Focus Exchangeable LP Unitholder. Consequently, Unitholders and Focus Exchangeable LP Unitholders should consult their own tax advisors for advice with respect to the income tax consequences of the Arrangement, based on their own particular circumstances.

The Arrangement

General

As part of the Arrangement, Enerplus and Focus will merge (the "**Merger**") as a result of the following transactions: (i) Enerplus will acquire all of the Focus Assets (other than one Enerplus Unit) in exchange for Enerplus assuming the Focus Assumed Liabilities and issuing Enerplus Units to Focus; and (ii) upon the receipt of the Enerplus Units by Focus, the Focus Units (other than the two Focus Units that shall be held by Enerplus) will be redeemed in exchange for Enerplus Units which will be distributed to Focus Unitholders on the basis of 0.425 of an Enerplus Unit for each Focus Unit held (the "**Merger Transactions**").

The Merger will be structured as a "qualifying exchange" pursuant to section 132.2 of the Tax Act. Accordingly, the disposition by a Focus Unitholder of Focus Units in exchange for Enerplus Units pursuant to the Merger will generally not result in a capital gain or capital loss to the Focus Unitholder. The taxation year of Focus will be deemed to end in the course of the Merger and any income of Focus for such year will be paid or payable to Focus Unitholders in accordance with the terms of the Focus Trust Indenture. Focus and Enerplus have advised counsel that they will file an election with CRA in respect of the Merger with the result that no taxable income will arise in Focus as a result of the Merger. The aggregate initial cost of Enerplus Units received by a Focus Unitholder in exchange for Focus Units pursuant to the Merger will be equal to the aggregate adjusted cost base to such holder of the Focus Units which are disposed of by such former Focus Unitholder pursuant to the Merger. This cost of such units will be averaged with the cost of any other Enerplus Units held by such former Focus Unitholder to determine the adjusted cost base of each Enerplus Unit held.

The AmalgamationCo Exchange

Focus Unitholders who are Resident in Canada

A Resident Focus Unitholder who wishes to recognize an accrued capital gain (or capital loss) on the exchange of its Focus Units for Enerplus Units may elect to transfer its Focus Units to AmalgamationCo in exchange for Enerplus Units (the "**AmalgamationCo Exchange**") prior to the Merger rather than exchanging such Focus Units pursuant to the Merger. A Focus Unitholder who elects to dispose of Focus Units in exchange for Enerplus Units pursuant to the AmalgamationCo Exchange will, generally, recognize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Focus Units (being the fair market value of the Enerplus Units received) are greater (or less) than the aggregate of such Focus Unitholder's adjusted cost base of the Focus Units exchanged and any reasonable costs of disposition. For discussion with respect to the tax treatment of capital gains and losses, see "Certain Canadian Federal Income Tax Considerations – Taxation of Enerplus and Enerplus Unitholders – Taxation of Capital Gains and Capital Losses" below. The aggregate initial cost of Enerplus Units received by a Focus Unitholder in exchange for Focus Units pursuant to the AmalgamationCo Exchange will be equal to the fair market value of such Enerplus Units at the time of such exchange. The cost of such units will be averaged with the cost of any other Enerplus Units held by such former Focus Unitholder to determine the adjusted cost base of each Enerplus Unit held.

Focus Unitholders who are Not Resident in Canada

A Non-Resident Focus Unitholder who elects to transfer Focus Units to AmalgamationCo pursuant to the AmalgamationCo Exchange, and whose Focus Units do not constitute "taxable Canadian property" for purposes of the Tax Act, will not be subject to Canadian federal tax under the Tax Act to the extent that such holder realizes a capital gain, and to the extent that such holder realizes a capital loss, will not be entitled to deduct such loss against taxable capital gains under the Tax Act. For discussion on when Focus Units constitute "taxable Canadian property" see "Certain Canadian Federal Income Tax Considerations – Taxation of Enerplus and Enerplus Unitholders – Taxation of Enerplus Unitholders who are Non-Residents of Canada – Taxation of Capital Gains and Capital Losses" below.

If such a Non-Resident Focus Unitholder realizes a capital loss on the exchange of the Focus Units such Focus Unitholder may be entitled to obtain a refund of Canadian tax previously withheld on distributions made to such

Focus Unitholder by Canadian mutual fund trusts, such as Focus, by filing a prescribed Canadian federal income tax return. Non-Resident Focus Unitholders who transfer their Focus Units to AmalgamationCo pursuant to the AmalgamationCo Exchange should consult their own tax advisors with respect to the applicability of such refund to their particular circumstances and the filing of the appropriate return.

Focus Exchangeable LP Unitholders

Subject to a Focus Exchangeable LP Unitholder validly exercising its Dissent Right, such holder's Focus Exchangeable LP Units will not be exchanged for Enerplus Units, or otherwise disposed of or deemed to be disposed of pursuant to the Arrangement. Consequently, such Focus Exchangeable LP Unitholders will generally not realize any capital gains or capital losses as a result of the Arrangement.

Dissenting Focus Securityholders

Resident Focus Securityholders who validly exercise their Dissent Right and who have accordingly become Dissenting Securityholders and who are entitled to receive payment from Focus or Focus LP equal to the fair value of their Focus Units or Focus Exchangeable LP Units, as applicable, will realize a capital gain (or a capital loss) equal to the amount by which the cash received as payment for their Focus Units or Focus Exchangeable LP Units, as applicable, (excluding the portion thereof which represents a payment of interest), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Focus Units or Focus Exchangeable LP Units, as applicable, to the Dissenting Securityholder. For discussion with respect to the tax treatment of capital gains and losses, see "Certain Canadian Federal Income Tax Considerations – Taxation of Enerplus and Enerplus Unitholders – Taxation of Enerplus Unitholders Resident in Canada – Taxation of Capital Gains and Capital Losses".

Non-Resident Dissenting Unitholders will not be subject to taxation in Canada with respect to any capital gains realized on the disposition of Focus Units unless such Focus Units constitute "taxable Canadian property", as defined in the Tax Act. For a discussion of when a unit of a Focus Unit will constitute "taxable Canadian property", see "Certain Canadian Federal Income Tax Considerations – Taxation of Enerplus and Enerplus Unitholders – Taxation of Enerplus Unitholders who are Non-Residents of Canada – Taxation of Capital Gains and Capital Losses".

Any interest awarded by a court to a Dissenting Securityholder who is a Resident will be included in the Dissenting Securityholder's income for income tax purposes. In the case of a Dissenting Securityholder who is a Non-Resident such interest will not be subject to taxation in Canada provided the interest payment is made after January 1, 2008.

Taxation of Enerplus and Enerplus Unitholders

SIFT Rules

On October 31, 2006, the federal Minister of Finance ("**Finance**") announced proposed changes to the manner in which certain flow-through entities ("**SIFT**") and the distributions from such entities are taxed. Bill C-52 which received Royal Assent on June 22, 2007, contained legislation implementing these proposals (the "**SIFT Rules**"). No assurance can be given that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects Enerplus and Enerplus Unitholders.

The SIFT Rules apply a tax on certain income earned by a SIFT and change the tax status of taxable distributions received by investors from such entities to taxable dividends. Enerplus and Focus each constitute SIFT trusts and, as a result, Enerplus, Focus and their Unitholders, including Focus Unitholders that acquire Enerplus Units pursuant to the Merger, will be subject to the SIFT Rules.

Generally, there will be a transition period for an existing trust, such as Enerplus, and the SIFT Rules will not apply until 2011. However, the SIFT Rules indicate that there are circumstances under which an existing trust may lose its transitional relief, including where the "normal growth" of a trust existing on October 31, 2006 exceeds certain guidelines. On December 15, 2006, Finance issued guidelines which established objective tests with respect to how much existing trusts are permitted to grow without jeopardizing their transitional relief. The guidelines indicated that

no change will be recommended to the 2011 date in respect of any existing SIFT whose equity capital grows as a result of issuances of new equity by an annual amount that does not exceed the greater of $50 million and an objective "safe harbour" amount (based on a percentage of the SIFT's market capitalization as of the end of trading on October 31, 2006). The guidelines further provide that the merger of two or more SIFTs, each of which was publicly traded on October 31, 2006, or a reorganization of such SIFT, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization. Management of Enerplus has advised counsel that the Arrangement should not cause, by itself, Enerplus to be subject to the SIFT Rules prior to its 2011 taxation year. It is therefore assumed, for the purposes of this summary, that Enerplus will not be subject to the SIFT Rules until 2011. However, under the SIFT Rules, in the event that Enerplus issues additional Enerplus Units or convertible debentures (or other equity substitutes) on or before 2011 in excess of its "safe harbour" amount, Enerplus may become subject to the SIFT Rules prior to 2011. No assurance can be provided that the SIFT Rules will not apply to Enerplus prior to 2011.

The remainder of this summary is subject to the SIFT Rules as discussed above.

Status of Enerplus

The trust remaining following the Merger will be Enerplus and this summary assumes that Enerplus will continue to qualify as a "mutual fund trust" as defined in the Tax Act following the Merger for the duration of its existence. Should Enerplus not qualify as a mutual fund trust, the income tax considerations applicable to Enerplus and Enerplus Unitholders, including a Focus Unitholder that acquires Enerplus Units pursuant to the Merger, would, in some respects, be materially different than those described in this summary.

Taxation of Enerplus

Subject to the SIFT Rules, Enerplus is subject to taxation in each taxation year on its income for that year including net realized taxable capital gains, dividends, accrued interest, Enerplus' share of certain partnership income and all amounts accrued in respect of the royalties Enerplus holds on the oil and natural gas properties of its operating Subsidiaries (the "**Royalties**"). Costs incurred in the issuance of Enerplus Units may generally be deducted by Enerplus on a five year, straight line basis. Enerplus will also be entitled to deduct reasonable current expenses incurred in its ongoing operations including the amount of royalties paid to the Crown on behalf of Enerplus.

Enerplus may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10%, on a declining balance basis, of its cumulative Canadian oil and gas property expense ("**COGPE**") account at the end of that year. Where, as a result of a sale of a property by an operating Subsidiary of Enerplus and the extinguishment of the Royalty with respect thereto, proceeds of disposition become receivable by Enerplus in a taxation year, the amount of such proceeds ("**Royalty Disposition Proceeds**") will be required to be deducted from the balance of Enerplus' cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year are utilized in that year by Enerplus to acquire additional royalty interests in respect of one or more Canadian resource properties, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of Enerplus is negative at the end of such taxation year, the negative balance will be included in the income of Enerplus for such year.

The Tax Act requires Enerplus to compute its income or loss for a taxation year as though it were an individual resident in Canada. To the extent that Enerplus has any taxable income for a taxation year after the inclusions and deductions outlined above, the existing provisions of the Tax Act permit Enerplus to deduct all amounts which are paid or payable by it to the Enerplus Unitholders in such year.

Under the Enerplus Trust Indenture, an amount equal to all of the royalty, interest and dividend income of Enerplus for each year, together with the taxable and non-taxable portion of any capital gains realized by Enerplus in the year and such other amounts as determined by or on behalf of Enerplus' trustee (net of Enerplus' expenses and amounts, if any, determined by or on behalf of Enerplus' trustee to be required to be retained to pay any liability of Enerplus) ("**Net Income**") will be payable to the Enerplus Unitholders. Subject to the exceptions described below, all amounts payable to the Enerplus Unitholders shall be paid by way of cash distributions.

Under the Enerplus Trust Indenture, Net Income of Enerplus may be used to finance cash redemptions of Enerplus Units, and income so utilized will not be payable Enerplus Unitholders by way of cash distributions. In such circumstances, Net Income will be payable to Enerplus Unitholders in the form of additional Enerplus Units ("**Reinvested Trust Units**"). Moreover, under the Enerplus Trust Indenture, Enerplus may, in certain circumstances, issue promissory notes of Enerplus ("**Redemption Notes**") to finance the redemption of Enerplus Units rather than distribute investments of Enerplus. An amount equal to the income of Enerplus utilized for the purposes of making interest and principal payments under the Redemption Notes may also be payable to the holders of the Enerplus Units in the form of Reinvested Trust Units rather than by way of cash distributions. Reinvested Trust Units may also be distributed if Enerplus does not have sufficient cash to pay the full distribution otherwise payable on a particular distribution record date.

For purposes of the Tax Act, Enerplus intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that Enerplus will not be liable for any material tax under the Tax Act. However, no assurances can be given in this regard.

Under the SIFT Rules, commencing in January 2011 (if Enerplus experiences only "normal growth" and no "undue expansion" before then) Enerplus will be liable for tax at the "net corporate income tax rate" combined with the "provincial SIFT tax factor" (effectively, the federal general corporate tax rate plus 13% on account of provincial corporate tax) on certain income payable to Enerplus Unitholders, which Enerplus will not be able to deduct as a result of being characterized as a SIFT trust.

Pursuant to the SIFT Rules, a SIFT trust will be prevented from deducting any part of the amounts payable to Unitholders in respect of: (i) income (other than dividends that Enerplus could, if it were a corporation, deduct under the Tax Act) from its non-portfolio properties; and (ii) taxable capital gains from its dispositions of non-portfolio properties. "**Non-portfolio properties**" include Canadian resource properties (if the total fair market value of the SIFT trust's Canadian resource properties and certain other types of property is greater than 50% of the total enterprise value of the SIFT trust itself) and investments in a "subject entity" (if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10 percent of the subject entity's total enterprise value, or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the enterprise value of the SIFT trust). A subject entity includes corporations resident in Canada, trusts resident in Canada, and partnerships that are Canadian partnerships for purposes of the Tax Act. It is expected that the investment by Enerplus in its material Subsidiaries will be investments in a subject entity and therefore non-portfolio properties for these purposes.

Taxation of Enerplus Unitholders Resident in Canada

This portion of the summary is applicable to Enerplus Unitholders, including Focus Unitholders that acquire Enerplus Units as a result of the Arrangement, that are Resident, or deemed to be Resident.

Subject to the SIFT Rules, an Enerplus Unitholder will generally be required to include in computing income for a particular taxation year of the Enerplus Unitholder the portion of the net income of Enerplus for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Enerplus Unitholder in that particular taxation year, or to which an Enerplus Unitholder is entitled to enforce payment, irrespective of whether such amount is payable in cash or Reinvested Trust Units. Income of an Enerplus Unitholder from the Enerplus Units will be considered to be income from property. Any loss of Enerplus for the purposes of the Tax Act cannot be allocated to and treated as a loss of an Enerplus Unitholder.

Pursuant to the SIFT Rules, commencing in 2011, taxable distributions from Enerplus received by Enerplus Unitholders and paid from Enerplus' after tax income would generally be deemed to be received as taxable dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Enerplus Unitholders who are individuals (other than certain trusts). Under the SIFT Rules, the dividends deemed to be paid by Enerplus will be deemed to be "eligible dividends" and would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation's taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in

the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income.

Provided that appropriate designations are made by Enerplus, such portions of its net taxable capital gains and taxable dividends as are paid or payable to an Enerplus Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Enerplus Unitholder for purposes of the Tax Act. For discussion with respect to the tax treatment of capital gains and losses, see "Certain Canadian Federal Income Tax Considerations – Taxation of Enerplus and Enerplus Unitholders - Taxation of Capital Gains and Capital Losses" below.

The non-taxable portion of net realized capital gains (being one half thereof) of Enerplus that is paid or payable to an Enerplus Unitholder in a year will not be included in computing the Enerplus Unitholder's income for the year. Any other amount in excess of the taxable income of Enerplus that is paid or payable by Enerplus to an Enerplus Unitholder in a year should not generally be included in the Enerplus Unitholder's income for the year. However, any such amount which becomes payable to an Enerplus Unitholder, other than as proceeds of disposition of Enerplus Units or fractions thereof, will be applied to reduce the adjusted cost base of the Enerplus Units held by such Enerplus Unitholder, except to the extent that the amount either was included in the income of the Enerplus Unitholder or was the Enerplus Unitholder's share of the non-taxable portion of the net capital gains of Enerplus, the taxable portion of which was designated by Enerplus in respect of the Enerplus Unitholder. To the extent that the adjusted cost base of an Enerplus Unit is reduced to less than zero at any time, the negative amount will be deemed to be a capital gain of an Enerplus Unitholder from the disposition of the Enerplus Unit in the year in which the negative amount arises, and the adjusted cost base of the Enerplus Unit will be increased by the amount of such capital gain immediately thereafter.

Upon the disposition or deemed disposition by an Enerplus Unitholder of an Enerplus Unit, whether on redemption or otherwise, the Enerplus Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Enerplus Unitholder's income as described above) are greater (or less) than the aggregate of the Enerplus Unitholder's adjusted cost base of the Enerplus Unit and any reasonable costs of disposition. For discussion with respect to the tax treatment of capital gains and losses, see "Certain Canadian Federal Income Tax Considerations – Taxation of Enerplus and Enerplus Unitholders – Taxation of Capital Gains and Capital Losses" below. An Enerplus Unitholder will be deemed to have disposed of its Enerplus Units when Enerplus Units are redeemed. Where Enerplus Units are redeemed and Redemption Notes are distributed to the Enerplus Unitholder in payment thereof, the proceeds of disposition to the Enerplus Unitholder of the Enerplus Units will generally be equal to the fair market value of the Redemption Notes so distributed.

The adjusted cost base of any Redemption Note distributed or issued to an Enerplus Unitholder by Enerplus upon a redemption of Enerplus Units will be equal to the fair market value of the Redemption Note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such an Enerplus Unitholder will be required to include in income interest on the Redemption Note (including interest that had accrued to the date of the acquisition of the Redemption Note by an Enerplus Unitholder) in accordance with the provisions of the Tax Act. To the extent that an Enerplus Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Redemption Note, an offsetting deduction may be available.

Taxation of Capital Gains and Capital Losses

One half of any capital gain realized on a disposition or deemed disposition of Enerplus Units, and the amount of any net taxable capital gains designated by Enerplus in respect of an Enerplus Unitholder, will be included in the Enerplus Unitholder's income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an "**allowable capital loss**") realized by an Enerplus Unitholder upon a disposition of Enerplus Units may be deducted against any taxable capital gains realized by the Enerplus Unitholder in the year of disposition. To the extent that the Enerplus Unitholder's allowable capital losses exceed the Enerplus Unitholder's taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by an Enerplus Unitholder that is an individual may give rise to minimum tax depending on such Enerplus Unitholder's circumstances. A Enerplus Unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay a refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from Enerplus which is deemed to be income from property. Enerplus Unitholders to whom these rules might apply should consult their own tax advisors.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, the Enerplus Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act ("**Exempt Plans**"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from Enerplus or any capital gain realized on the disposition of any Enerplus Units.

Exempt Plans should contact their own tax advisors with regard to the acquisition of Redemption Notes issued on the redemption of Enerplus Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plans having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

Although the SIFT Rules will not modify the eligibility for investment of the Enerplus Units for the above-noted Exempt Plans, it is expected that the SIFT Rules will reduce the amount of cash available for distribution on the Enerplus Units commencing in 2011 at least to the extent that tax pools cannot be used to shelter taxable income in Enerplus or its operating entities.

Taxation of Enerplus Unitholders who are Non-Residents of Canada

This portion of the summary is applicable to Enerplus Unitholders that are Non-Residents and that are not deemed to be Residents.

Where Enerplus makes distributions to an Enerplus Unitholder who is a Non-Resident, for purposes of the Tax Act, the same general considerations as those discussed above with respect to an Enerplus Unitholder who is resident in Canada will apply, except that any distribution of income of Enerplus to such Non-Resident Enerplus Unitholder will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty between Canada and the Enerplus Unitholder's jurisdiction of residence. For example, Enerplus Unitholders resident in the United States who are entitled to claim the benefit of the Canada-United States Tax Convention will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

The portion of any distribution which is in excess of a distribution of Enerplus' income will generally be subject to a Canadian withholding tax of 15% if, at the time of the distribution, Enerplus Units are listed on a prescribed stock exchange (which includes the TSX and NYSE) and the value of the Enerplus Units is primarily attributable to real property situated in Canada, Canadian resource property or a timber resource property. A Non-Resident Enerplus Unitholder will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the Enerplus Unitholder's Enerplus Units. If a subsequent disposition of an Enerplus Unit results in a capital loss to a Non-Resident Enerplus Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

Pursuant to the SIFT Rules, amounts in respect of Enerplus' income payable to Enerplus Unitholders after 2010 are not deductible to Enerplus and will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident holder's jurisdiction of residence. A Non-Resident holder resident in the United States who is entitled to claim the benefit of the Canada-United States Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend. Although the SIFT Rules may not increase the tax payable by Non-Resident holders in respect of

dividends deemed to be paid by Enerplus, it is expected that the imposition of tax at the trust level under the SIFT Rules will materially reduce the amount of cash available for distributions to Enerplus Unitholders.

Taxation of Capital Gains and Capital Losses

A disposition or deemed disposition of Enerplus Units, whether on redemption, by virtue of capital distributions in excess of an Enerplus Unitholder's adjusted cost base or otherwise, or of Focus Units (Enerplus Units and Focus Units, "**Units**") pursuant to the Arrangement, will not give rise to any capital gains subject to tax under the Tax Act to a Unitholder who is Non-Resident provided that the Units held by the Unitholder are not "taxable Canadian property" for the purposes of the Tax Act. Units will not constitute taxable Canadian property to a Non-Resident Enerplus Unitholder unless: (i) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (ii) the Units are "designated insurance property" of the Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Units of Enerplus or Focus, as applicable or, either alone or together with persons with whom the Unitholder did not deal at arm's-length, held options or rights to acquire 25% or more of the issued Units of Enerplus or Focus, as applicable; or (iv) Enerplus or Focus, as the case may be, is not a mutual fund trust on the date of disposition.

Non-Resident Enerplus Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances.

PRO FORMA INFORMATION OF ENERPLUS AFTER GIVING EFFECT TO THE ARRANGEMENT

Organizational Structure of Enerplus

The following diagram illustrates the simplified organizational structure of Enerplus following the completion of the Arrangement:



Enerplus Unitholders
Former Focus Unitholders
79% of Enerplus Units(1)
19% of Enerplus Units(1)
Enerplus Resources Fund
Focus Exchangeable LP Unitholders
100%
100% Class A Limited Partnership Units
2% of Enerplus Units(1)
EnerMark and other operating Subsidiaries
Focus LP
Assets
Other operating Subsidiaries and Assets

Note:

(1) Assumes: (i) no Dissent Rights are exercised; (ii) all outstanding Focus Awards and Focus Rights are settled in cash; and (iii) the same number of Enerplus Units, Focus Units and Focus Exchangeable LP Units are outstanding as were outstanding on December 19, 2007. The estimated ownership of outstanding Enerplus Units following completion of the Arrangement includes the outstanding Enerplus Units, the Enerplus Units to be issued in exchange for Focus Units pursuant to the Arrangement and the estimated 3,903,737 Enerplus Units that will be issuable upon the exchange of the 9,185,263 Focus Exchangeable LP Units that will remain outstanding following completion of the Arrangement. Following completion of the Arrangement, each Focus Exchangeable LP Unit will be exchangeable for 0.425 of an Enerplus Unit, and the Focus Exchangeable LP Unitholders will be entitled to cash distributions and payments and voting rights as if each Focus Exchangeable LP Unit was exchanged for 0.425 of an Enerplus Unit.

Based on the existing monthly cash distributions paid by Enerplus and Focus, distributions to Focus Securityholders who continue to hold Enerplus Units or Focus Exchangeable LP Units subsequent to the Effective Date would initially receive an increase of 27.5% in their existing per unit distributions. The amount of future cash distributions will be subject to the discretion of the Enerplus Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels, capital requirements, debt service requirements, operating costs, royalty burdens and foreign exchange rates. **See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors" and "Information Concerning Enerplus – Cash Distributions".**

Selected Pro Forma Financial Information for Enerplus

Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Enerplus after giving effect to the Arrangement as at and for the nine months ended September 30, 2007 and the year ended December 31, 2006 included in Appendix E of this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Nine Months Ended September 30, 2007	**Pro Forma Year Ended December 31, 2006**
	($millions)	($millions)
Revenues		
Oil and gas sales	1,405.6	1,960.2
Royalties	(260.7)	(372.4)
Commodity derivative instruments	32.9	20.5
Other income	14.6	2.5
	1,192.4	1,610.8
Expenses		
Operating	232.1	279.2
General and administrative	59.0	122.1
Transportation	26.5	37.2
Interest	38.8	43.2
Foreign exchange	(4.1)	(0.5)
Depletion, depreciation, amortization and accretion	483.0	694.3
	835.3	1,175.5
Income before taxes	357.1	435.3
Taxes		
Current	11.0	41.5
Future income (recovery) expense	43.6	(187.8)
	54.6	(146.3)
Net income	302.5	581.6

	Pro Forma As At September 30, 2007
	($millions)
Total assets	6,515.1
Long-term debt	933.9
Unitholders' capital	5,228.4
Focus Exchangeable LP Units	157.3

See the pro forma financial statements of Enerplus set forth in Appendix E.

o

Selected Pro Forma Operational Information for Enerplus

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Enerplus following completion of the Arrangement, for the periods indicated. Important information concerning the oil and natural gas properties and operations of Enerplus and Focus is contained in the Enerplus AIF and the Focus AIF, respectively, both of which are incorporated herein by reference. Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents. For additional information on Focus' reserves see "Information Concerning Focus – Updated Reserves Data" in this Information Circular.

	Pro Forma Year Ended September 30, 2007
Average Daily Gross Production	
Light/medium crude oil (Bbls/d)	27,771
Heavy oil (Bbls/d)	8,651
NGLs (Bbls/d)	5,046
Natural gas (Mcf/d)	377,472
Combined (Boe/d)	104,379
	Pro Forma (1)(2)(3)
Total Proved Reserves	
Light/medium crude oil (Mbbls)	96,787
Heavy oil (Mbbls)	31,130
NGLs (Mbbls)	15,249
Natural gas (Bcf)	1,236
Bitumen (Mbbls)	8,730
Combined (Mboe)	357,978
Total Proved Plus Probable Reserves	
Light/medium crude oil (Mbbls)	123,058
Heavy oil (Mbbls)	40,033
NGLs (Mbbls)	19,789
Natural gas (Bcf)	1,692
Bitumen (Mbbls)	56,728
Combined (MBoe)	521,668
Net Undeveloped Land Holdings as at September 30, 2007 (thousands of acres)	1,032

Notes:

(1) Reserves for Enerplus have been evaluated by Sproule, GLJ and D&M effective December 31, 2006 using Sproule's December 31, 2006 forecast prices for internal consistency. For additional information on Enerplus' reserves, see the Enerplus AIF and Enerplus' material change report dated June 15, 2007, each of which is incorporated by reference into this Information Circular. Reserves for Focus have been evaluated by Paddock effective November 30, 2007, using the Paddock September 30, 2007 forecast prices. For additional information on Focus' reserves see "Information Concerning Focus – Updated Reserves Data" in this Information Circular.

(2) Reserves presented are gross reserves as defined in NI 51-101 utilizing forecast price and cost assumptions.

(3) The individual numbers, adjusted for the conversion of natural gas volumes to "Boe" or "Mboe" equivalents on a six for one basis, may not add to the combined numbers presented due to rounding.

Directors and Executive Officers of Enerplus Upon Completion of the Arrangement

Following the Arrangement, Enerplus will continue to be led by Gordon Kerr (the current President & Chief Executive Officer of EnerMark) and the current EnerMark executive team will continue in their current roles. For a description of the current directors and executive officers of EnerMark, their municipalities of residence, present principal occupations, their principal occupations during the last five years, and the aggregate number of Enerplus Units, beneficially owned or over which control or direction was exercised by those persons as of March 8, 2007, see "Directors and Officers" at pages 78 to 81 of the Enerplus AIF, which is incorporated herein by reference.

On December 18, 2007, Enerplus announced that Mr. Robert Hodgins was appointed to the Enerplus Board. Mr. Hodgins has been involved in the Canadian oil and gas industry for over 30 years in the areas of finance, treasury and tax. He has held a variety of senior financial positions throughout his career including the position of Chief Financial Officer at Pengrowth Energy Trust from 2002 to 2004, Vice President and Treasurer at Canadian Pacific Railway Limited from 1998 to 2000 and various financial positions at TransCanada PipeLines Limited from 1981 to 1998 which culminated in the position of Chief Financial Officer. Mr. Hodgins currently holds director positions with a number of oil and gas entities. He holds a business degree from the Richard Ivey School of Business at the University of Western Ontario and earned his Chartered Accountant designation in 1977. Additionally, on December 19, 2007, Enerplus announced that Mr. Raymond Daniels joined Enerplus as Vice President, Oil Sands. Mr. Daniels started his career in the oil and gas industry in Aberdeen, Scotland working with Chevron Petroleum in various technical roles. For the past 23 years, he has held various management positions with Conoco UK Limited and most recently with ConocoPhillips Canada as Vice-President Surmont Development (which is ConocoPhillips Canada's multi-phase 100,000 Bbls/d oil sands project).

All of the executive officers of Focus have agreed to provide transitional services to Enerplus following the Effective Date. In addition, if the Arrangement is completed, two of the current members of the Focus Board, David O'Brien and Clayton Woitas, have agreed to accept positions on the Enerplus Board. See "Additional Information Respecting FET Resources Ltd. – Management of FET Resources" at pages 37 to 41 of the Focus AIF, which is incorporated herein by reference, for a description of the municipalities of residence, present principal occupations, principal occupations during the last five years, and numbers of Focus Units and Focus Exchangeable LP Units, if any, beneficially owned or over which control or direction was exercised by these persons as of March 21, 2007. See "The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Assuming that the Arrangement is completed, it is anticipated that the Enerplus Board will review the composition of the Enerplus Board committees following the completion of the Arrangement.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Enerplus as at December 31, 2006, and as at September 30, 2007 both before and after giving effect to the completion of the Arrangement on a pro forma basis. See also Appendix E, "Enerplus Pro Forma Financial Statements".

	Outstanding as at December 31, 2006	**Outstanding as at September 30, 2007**	**Outstanding as at September 30, 2007 after giving effect to the Arrangement[(2)]**
Long term debt [(1)]	$679,774,000	$652,399,000	$933,899,000
Unitholders' capital			
Enerplus Units (unlimited)	$3,713,126,000 (123,150,820 Enerplus Units)	$4,020,597,000 (129,552,000 Enerplus Units)	$5,228,426,000 (159,530,000 Enerplus Units)
Focus Exchangeable LP Units	n/a	n/a	$157,282,000 (9,185,263 Focus Exchangeable LP Units)[(3)]

Notes:

(1) As at September 30, 2007, Enerplus had a $1.0 billion unsecured, covenant-based, three year term bank credit facility from a syndicate of chartered banks. The facility is extendible each year at the option of the lenders. If the facility is not renewed, a bullet payment of all outstanding indebtedness under the facility is required in November 2010, the end of the remaining term. Various borrowing options are available under the bank credit facility, including prime rate based advances and bankers' acceptances loans. The credit facility contains standard commercial covenants, and distributions to the Enerplus Unitholders are subordinated to the repayment of any amounts owing under such credit facilities. Distributions to the Enerplus Unitholders are also not permitted if Enerplus is in default of such credit facility.
In addition, Enerplus has two series of senior unsecured notes outstanding. The first series consists of US$175 million of senior unsecured notes with a coupon rate of 6.62%, based on the par price, which have a twelve year term and a ten year

average life, as 20% of the principal repayment is required on June 19, 2010 and annually thereafter, until June 19, 2014. This obligation has been swapped into Canadian dollar denominated floating interest rate debt for gross proceeds of $268.3 million at floating Canadian interest rates. The second series consists of US$54.0 million of senior unsecured notes which mature October 1, 2015, have a fixed coupon rate of 5.46%, priced at par, and have a twelve year term with a ten year average life. Principal payments are required in five equal instalments beginning October 1, 2011 and ending October 1, 2015.

For additional information, see "Debt of Enerplus" in the Enerplus AIF and Note 7 to Enerplus' unaudited consolidated financial statements as at and for the three and nine months ended September 30, 2007.

Enerplus anticipates that it will use its existing bank credit facilities to repay the Focus Credit Facilities on the Effective Date.

(2) The number of Enerplus Units to be issued, and Focus Exchangeable LP Units to be assumed by Enerplus, pursuant to the Arrangement to calculate the Unitholder's capital as at September 30, 2007 after giving effect to the Arrangement assume: (i) the same number of Focus Units and Focus Exchangeable LP Units as were outstanding at November 30, 2007; (ii) no Dissent Rights are exercised; and (iii) all outstanding Focus Awards and Focus Rights are settled in cash.

(3) Following completion of the Arrangement, each Focus Exchangeable LP Unit will be exchangeable for 0.425 of an Enerplus Unit, being 3,903,737 Enerplus Units. The Focus Exchangeable LP Unitholders will be entitled to cash distributions and payments and voting rights as if each Focus Exchangeable LP Unit was exchanged for 0.425 of an Enerplus Unit.

Principal Holders of Enerplus Units

After giving effect to the Arrangement, to the best of the knowledge of the directors and officers of FET, no person will own, directly or indirectly, or exercise control or direction over Enerplus Units carrying more than 10% of the votes attached to all of the issued and outstanding Enerplus Units.

Risk Factors

An investment in Enerplus Units is subject to certain risks. **Focus Securityholders and other securityholders and potential investors should carefully consider the risks described under the heading "Risk Factors" in the Enerplus AIF which are specifically incorporated by reference into this Information Circular (see "Information Concerning Enerplus – Risk Factors" in this Information Circular) as well as the risk factors set forth below, which are in addition to and supplemental to the risk factors in the Enerplus AIF incorporated by reference into the Information Circular.** Focus Securityholders should also review and consider the risk factors described under "Information Concerning Focus – Risk Factors" in this Information Circular.

The risks identified below in respect of the Enerplus Units and Enerplus Unitholders also apply to other securities issued by Enerplus from time to time (including the Focus LP Exchangeable Units to be assumed by Enerplus pursuant to the Arrangement) and the holders of such securities.

Risks Inherent to the Arrangement

Enerplus and Focus may not realize the anticipated benefits of the Arrangement.

Enerplus and Focus are proposing to complete the Arrangement to strengthen the position of Enerplus in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Enerplus' ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Enerplus' operating subsidiaries. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Enerplus' ability to achieve the anticipated benefits of the Arrangement.

Enerplus and Focus may not obtain the necessary approvals for completion of the Arrangement.

Completion of the Arrangement is subject to the approval of the Court and receipt of all necessary regulatory and securityholder approvals. The failure to obtain any such approvals will prevent Enerplus and Focus from

completing the Arrangement and may have a material adverse effect on the business and affairs of Enerplus or Focus or the trading price of Enerplus Units or Focus Units.

Risks Relating to Enerplus' Business and Operations

Enerplus may not realize the anticipated benefits of its acquisitions or dispositions.

From time to time, Enerplus may acquire additional oil and natural gas properties and related assets. Achieving the anticipated benefits of such acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Enerplus' ability to realize the anticipated growth opportunities and synergies from integrating the development of the subject properties into Enerplus' existing business. These activities will require the dedication of substantial management effort, time and capital and other resources which may divert management's focus and capital and other resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Enerplus' ability to achieve the anticipated benefits of future acquisitions.

Furthermore, potential investors should be aware that certain acquisitions, and in particular acquisitions in oil sands assets such as the acquisition of Kirby in the second quarter of 2007, and the development of those assets has required and will require, respectively, significant capital expenditures from Enerplus, and Enerplus may not receive cash flow from operations from these acquisitions for several years. Accordingly, the timing and amount of capital expenditures may affect the amount of cash payments received by Enerplus from its operating Subsidiaries and may adversely affect the amount of cash distributions paid to Enerplus Unitholders.

Enerplus may also from time to time dispose of properties and assets. These dispositions may consist of non-core properties or assets or may consist of assets or properties that are being monetized in order to fund alternative projects or development by Enerplus. There can be no assurance that Enerplus will realize the amount of desired proceeds from such dispositions or that such dispositions will be viewed positively by the financial markets, and such dispositions may negatively affect the trading price of the Enerplus Units.

Enerplus may require additional financing to maintain and expand its assets and operations.

In the normal course of making capital investments to maintain and expand Enerplus' oil, NGLs, natural gas and bitumen reserves and resources, additional Enerplus Units may be issued which may result in a decline in production per Enerplus Unit and reserves and/or resources per Enerplus Unit. Additionally, from time to time, Enerplus may issue Enerplus Units or other securities from treasury in order to reduce debt and maintain a more optimal capital structure. Enerplus may also dispose of existing properties or assets as a means of financing alternative projects or developments. Conversely, to the extent that external sources of capital, including the issuance of additional Enerplus Units or other securities, becomes limited or unavailable, Enerplus' ability to make the necessary capital investments to maintain or expand Enerplus' oil, NGLs, natural gas and bitumen reserves and resources will be impaired. To the extent that Enerplus is required to use additional cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of cash flow for distribution to Enerplus Unitholders will be reduced.

The new Alberta royalty regime may adversely impact Enerplus and its operations and reserves.

On February 16, 2007, the Alberta government began a review of its royalty regime for oil sands, conventional oil and natural gas and coalbed methane with the stated intention of assessing whether the existing royalty regime was providing Albertans with a fair return on Alberta's natural resources while maintaining an internationally competitive system that allows the Alberta economy to continue to prosper.

On October 25, 2007, the Alberta government released a report titled "The New Royalty Framework" (the "**Report**") containing the government's proposals for Alberta's new royalty regime (the "**Proposed Royalty Regime**"), which is scheduled to take effect on January 1, 2009. The Proposed Royalty Regime includes the following features:

- New, simplified royalty formulas for conventional oil and natural gas that will operate on sliding scales that are determined by commodity prices, well productivity and measured depths of natural gas wells. The formulas eliminate the need for conventional oil and natural gas tiers and several royalty exemption programs;

- A sliding scale will be implemented for oil sands royalty rates ranging from one to nine percent pre-payout and 25 to 40 percent post-payout depending on the price of oil;

- The province will exercise its existing right to receive "royalty-in-kind" on oil sands projects (i.e. raw bitumen delivered to the Crown-operated Alberta Petroleum Marketing Commission in lieu of cash royalties);

- The government will ensure that eligible expenditures and definitions of oil sands projects (also known as "ring fence" definition) that determine when a project has reached payout are tightly and clearly defined. Environmental "costs of doing business" will continue to be recognized as eligible expenditures;

- No grandfathering will be implemented for existing oil sands projects; and

- Substantial legislative, regulatory and systems updates will be introduced before changes become fully effective in January 2009.

Given that the Proposed Royalty Regime has only recently been announced, it is not possible at this time to determine the full impact of the Proposed Royalty Regime on Enerplus' financial condition and operations, and in particular the extent to which the Proposed Royalty Regime will reduce Enerplus' cash flow, which will in turn reduce the cash otherwise available for distribution by Enerplus to its unitholders. Enerplus' reserves and the future net revenue associated therewith as contained in the Enerplus Reserves Reports do not reflect the revised royalty rates contemplated by the Proposed Royalty Regime and, after taking the Proposed Royalty Regime into account, such values may be adversely affected. Focus' reserves and the future net revenue associated therewith as contained in the Paddock Report do reflect the revised royalty rates contemplated by the Proposed Royalty Regime.

Enerplus can not provide any assurance that the Proposed Royalty Regime will be implemented in the form proposed in the Report. If changes are made to the Proposed Royalty Regime before it is implemented by the Alberta government, such changes could be more adverse to Enerplus than the royalty regime proposed in the Report.

Enerplus' operations are subject to certain risks inherent in the oil and natural gas business.

Enerplus' business and operations are subject to certain risks inherent in the oil and natural gas business, including those matters identified under "Risk Factors" in the Enerplus AIF. Since the date of the Enerplus AIF, the pipeline and transportation constraints experienced by oil producers in Montana, North Dakota and southeast Saskatchewan have become more pronounced as a result of strong crude oil prices and the increased drilling and development activities in these areas. If these restraints remain unresolved, Enerplus' ability to transport its crude oil production in these regions may be impaired and could adversely impact Enerplus' production volumes from these areas. Reduced production and/or transportation of such production may adversely affect Enerplus' cash flow from operations and the distributions to Enerplus Unitholders.

Additionally, operational hazards such as the previously announced fire that Enerplus experienced at its Giltedge property may reduce Enerplus' production volumes. Although Enerplus carries business interruption insurance in respect of such matters, and expects such insurance to negate the financial loss related to the fire at Giltedge relative to cash flows and reconstruction costs, there can be no assurance that insurance will be adequate to cover all losses resulting from such events or that the lost production will be restored in a timely manner.

The properties and assets that Enerplus may acquire in the future are subject to operational risks.

The risk factors set forth in the Enerplus AIF, incorporated by reference into this Information Circular, relating to the oil and natural gas business and the operations, reserves and resources of Enerplus apply equally in respect of any future properties or assets that Enerplus may acquire. Enerplus generally conducts certain due diligence in connection with acquisitions but there can be no assurance that Enerplus will identify all of the potential risks and liabilities related to the subject properties.

The Kirby properties acquired by Enerplus in the second quarter of 2007 currently contain certain producing and shut-in natural gas wells that may penetrate or otherwise result in the applicable petroleum and natural gas zones coming into communication with the bitumen resources on the Kirby oil sands leases. There is a risk that if the production of natural gas from these zones penetrates or otherwise comes into communication with the bitumen resources in the Kirby oil sands leases, there may be a loss of steam or steam chamber pressure in the SAGD bitumen extraction process and adversely affect SAGD recovery of bitumen. Enerplus did not acquire these wells, or the conventional petroleum and natural gas zones from which they produce or which are producible by these wells, or the accompanying abandonment, reclamation and environmental obligations associated with these wells, pursuant to the Kirby acquisition. The Kirby acquisition agreement provides that the vendors retain the rights to such wells and zones, and if it is determined that there is communication between the natural gas production zones and the bitumen resources, the parties intend to enter into an agreement whereby the vendors would agree to take such commercially reasonable actions or authorize Kirby to take such actions as may be necessary to mitigate such risk and, if appropriate, shut-in any potentially penetrating or communicating well. However, no assurance can be provided that the production or potential of natural gas over bitumen on the Kirby oil sands leases will not pose a risk to the SAGD recovery of the bitumen resources on the leases.

The recovery of bitumen and heavy oil using the SAGD process is subject to a number of risks and uncertainties, many of which are outside of Enerplus' control.

Current SAGD technologies for in-situ recovery of heavy oil and bitumen are energy intensive, requiring significant consumption of natural gas or other fuels in the production of steam which is used in the recovery process. The amount of steam required in the production process can also vary and impact costs. The quality and performance of the reservoir can also impact the timing and levels of production using this technology. Commercial application of this technology for bitumen is relatively new, and accordingly in the absence of long-term operating history there can be no assurances with respect to the sustainability of SAGD operations. Although SAGD technology has been tested in other oil sands operations (including pursuant to pilot tests at Enerplus' Joslyn oil sands project as described in the Enerplus AIF), there can be no assurance that SAGD utilization on the Joslyn project or the Kirby oil sands leases will achieve similar results as in other situations or produce bitumen and heavy oil at the expected levels or costs, on schedule or at all.

Severe weather conditions can cause reduced production and in some situations result in higher costs. SAGD bitumen recovery facilities and development and expansion of production can entail significant capital outlays. Equipment failures could result in damage to Enerplus' facilities or wells and liability to third parties against which Enerplus may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons.

There is a risk that Enerplus may have delays in start-up, interruptions of operations or increased costs with respect to its oil sands operations.

There is a risk that Enerplus' Joslyn and/or Kirby oil sands projects may have delays in commercial start-up or development, interruptions of operations or increased costs due to many factors, including, without limitation:

- facility performance falling below expected levels of output or efficiency;
- breakdown or failure of equipment or processes;
- reservoir performance;
- errors in construction affecting operations;

- labour disputes, disruptions or declines in productivity;
- increases in materials or labour costs;
- non-performance by, or financial failure of, third-party contractors;
- disruption or delays in availability of transportation services;
- energy supply disruption;
- conditions imposed by regulatory approvals;
- shortages of, or delays in, accessing required equipment and services;
- permit requirement violation;
- transportation or operations accidents;
- delays induced by weather; and
- catastrophic events such as fire, earthquakes, storms or explosions.

If Enerplus' SAGD facilities do not operate as planned, Enerplus' revenue, cash flow, earnings and cash distributions may be reduced.

The performance of Enerplus' SAGD facilities may differ from its expectations. The variances from these expectations may include, without limitation, the ability to operate at the expected level of throughput or production and the reliability or availability of the facilities. Additionally, the operating costs of oil sands projects are significant components of the cost of production of the bitumen. The operating costs of the Enerplus' oil sands projects may vary considerably during the operating period. If the facilities do not perform to Enerplus' expectations or as required by regulatory approvals, Enerplus may be required to invest additional capital to correct deficiencies or Enerplus may not be able to produce the expected level of production. If these expectations are not met or operating costs are higher than anticipated, Enerplus' revenue, cash flow, earnings and cash distributions to Enerplus Unitholders could be reduced.

The actual reserves and resources of the Kirby oil sands leases will vary from the contingent resource estimates for the Kirby leases.

The actual resources and reserves attributable to the Kirby oil sands leases will most likely vary from the contingent resource estimates of GLJ included in the portions of the Enerplus Prospectus incorporated by reference in this Information Circular, and those variations could be material. Resource and reserve estimates are based on the relevant factors, assumptions and prices on the date the evaluations were prepared. Many of these factors are subject to change and are beyond Enerplus' control. If these factors, assumptions and prices prove to be inaccurate, Enerplus' actual resources and reserves, and the production therefrom, could vary materially from the estimates of contingent resources contained in this prospectus, and such variation may be material. Additionally, all such estimates are, to some degree, uncertain and classifications of reserves and resources are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable quantities of oil and natural gas, the classification of such reserves and resources based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to resources and reserves that may be developed and produced in the future (particularly oil sands reserves and resources) are often based upon volumetric or probabilistic calculations and upon analogy to similar types of resources or reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same resources or reserves based upon production history may result in variations or revisions in the estimated resources or reserves, and any such variations or revisions could be material.

Reserve and resource estimates may require revision based on actual production experience. Such figures have been determined based upon assumed crude oil, bitumen and natural gas prices and operating costs. Market price fluctuations of commodity prices may render uneconomic the recovery of certain categories of petroleum or natural gas or grades of bitumen. Moreover, short term factors relating to oil sands reserves or resources may impair the profitability of the development of the Kirby oil sands leases in any particular period. No assurance can be provided as to the gravity or quality of bitumen produced from the Kirby oil sands leases.

In addition, references to "contingent resources" or "resources" in (or incorporated by reference in) this Information Circular do not constitute, and should be distinguished from, references to "reserves". "Reserves" are those remaining quantities of oil and gas anticipated to be economically recoverable from these known accumulations from a given date forward. "Resources" are oil and gas volumes that are estimated to have originally existed in the earth's crust as naturally occurring accumulations but are not capable of being classified as "reserves", and "contingent resources" are a sub-category of resources that means those quantities of oil and gas estimated to be potentially recoverable from known accumulations but which cannot be classified as "reserves" for a variety of reasons, including that they may not be currently economic. See "Presentation of Enerplus' Oil and Gas Reserves, Resources and Production Information" in the Enerplus AIF and "Disclosure of Contingent Resources" in the Enerplus Prospectus, which are incorporated by reference into this Information Circular.

The development of the Kirby oil sands leases is currently in the early planning and development stage.

The proposed development of the Kirby oil sands leases is currently in the early planning and development stage. There is a risk that the development of the Kirby oil sands leases, including any future expansions, will not be completed in the time frames or at the costs estimated by Enerplus, or at all. Additionally, there is a risk that the development of the Kirby oil sands leases may have delays, interruption of operations or increased costs due to many factors, including, without limitation: (a) breakdown or failure of equipment or processes; (b) construction performance falling below expected levels of output or efficiency; (c) design errors; (d) contractor or operator errors; (e) non-performance by third-party designers, contractors and suppliers or failure of third parties to construct the infrastructure required for the development of the Kirby oil sands leases to successfully proceed; (f) labour disputes, disruptions or declines in productivity; (g) increases in materials or labour costs; (h) inability to attract service-providers or sufficient numbers of qualified workers; (i) delays in obtaining, or conditions imposed by, regulatory approvals; (j) changes in project scope; (k) catastrophic events such as fires, earthquakes, storms or explosions; and (l) reliance on technologies that have not yet been demonstrated to be commercially applicable in oil sands applications.

Given the stage of development of the Kirby oil sands leases, various changes to the project may be made during implementation of or prior to completing the project. The development of the Kirby leases is conditional upon receipt of all regulatory approvals, capital requirements of both the Kirby project and Enerplus' other projects, the continuation of certain economic factors and the overall continuation of the project as currently planned. The development of the Kirby leases and may require additional financing, which may not be available or may only be available on unfavourable terms.

There are currently risks relating to the marketing of the production from the Kirby oil sands leases.

At the current time, there are no announced plans for construction of an upgrader to upgrade the quality of the bitumen produced from the Kirby oil sands leases. As a result, there are a number of risks involved in transporting and marketing the bitumen produced from the Kirby oil sands leases, including securing supplies of diluent or synthetic light oil to blend with the bitumen in order to move it to market economically and, as there are fewer markets for non-upgraded bitumen, those markets typically demand a price discount relative to lighter crude oil.

Risks Related to Enerplus' Structure and the Ownership of the Enerplus Units

Changes in tax and other laws may adversely affect unitholders.

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts or the taxation of Enerplus' distributions to Enerplus Unitholders, may in the future be changed or interpreted in a manner that adversely affects Enerplus and the Enerplus Unitholders. Additionally, tax laws and tax treaties in foreign countries in which Enerplus operates or has financing structures may be changed or interpreted in a manner which is detrimental to Enerplus' operations and financial structure, and therefore the Enerplus Unitholders. Additionally, legislation may be implemented to limit the investment in income funds and royalty trusts by certain investors or to change the manner in which these entities are taxed. Tax authorities having jurisdiction over Enerplus or the Enerplus Unitholders may disagree with how Enerplus calculates its income for tax purposes or could change administrative practices to Enerplus' detriment or the detriment of the Enerplus Unitholders.

On October 31, 2006, the Canadian Federal Minister of Finance proposed to deny the deduction of distributions at the trust level and subject any income of certain publicly traded mutual fund trusts to tax at rates comparable to the combined federal and provincial corporate tax and to treat such distributions as taxable dividends to the unitholders (the "**SIFT Tax**"). On December 21, 2006 the Canadian Federal Minister of Finance released draft legislation to implement the SIFT Tax pursuant to which, commencing January 1, 2011 (provided Enerplus only experiences "normal growth" and no "undue expansion" before then) certain distributions from Enerplus which would have otherwise been taxed as ordinary income generally will be characterized as dividends to the Enerplus Unitholders and will be subject to tax at the corporate rates at the trust level. On June 22, 2007, the legislation received Royal Assent. The implementation of the SIFT Tax is expected to result in adverse tax consequences to Enerplus and certain Enerplus Unitholders (including most particularly Enerplus Unitholders that are tax deferred or Non-Residents of Canada) and may impact the level of cash distributions from Enerplus to Enerplus Unitholders. In particular:

- Enerplus will be required to pay taxes, or higher amounts of taxes, in the future or in years earlier than it would under existing tax laws, which could decrease the ability of Enerplus to pay monthly cash distributions or the amount of cash distributions available to Enerplus Unitholders;

- the estimated net present value of future net revenues from Enerplus' oil, NGLs, natural gas reserves and bitumen reserves may be decreased as a result of the application of taxes to which Enerplus has historically not been subject (see Enerplus' material change report dated June 15, 2007 in respect of the impact of the SIFT tax on Enerplus' reserves as of December 31, 2006); and

- the trading price and liquidity of the Enerplus Units may be adversely affected.

Management of Enerplus believes that the SIFT Tax has reduced, and may further reduce, the value of the Enerplus Units, which may increase the cost to Enerplus of raising capital in the public capital markets. In addition, management of Enerplus believes that the SIFT Tax: (a) has substantially, if not completely, eliminated any competitive advantage that Enerplus and other Canadian energy trusts have enjoyed relative to their corporate peers in raising capital in a tax-efficient manner; and (b) may place Enerplus and other Canadian energy trusts at a competitive disadvantage relative to certain of their industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity level taxation. The SIFT Tax may also make the Enerplus Units less attractive as consideration for acquisitions in the future. As a result, it may become more difficult for Enerplus to compete effectively for acquisition opportunities. There can be no assurance that Enerplus will be able to generate sufficient tax pools and/or reorganize its legal and tax structure in order to mitigate, in whole or in part, the expected impact of the SIFT Tax. Furthermore, the combination with Focus may reduce the amount of tax pool coverage, on an aggregate basis, following completion of the Arrangement and may adversely impact Enerplus' tax position after 2010 as compared to Enerplus' existing tax pool coverage.

Further, the SIFT Tax provides that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being terminated with the loss of the benefit to Enerplus of that transitional period. As a result, the adverse tax consequences resulting from the SIFT Tax could be borne sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a "specified investment flow-through's" ("**SIFT**") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFTs issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40 percent for the period from November 1, 2006 to December 31, 2007, and 20 percent each for calendar year 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

- new equity for these purposes includes units and debt that is convertible into units (and may include other substitutees for equity if attempts are made to develop those);

- replacing debt that was outstanding as of October 31, 2006, with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

- the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006, will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

Enerplus' and Focus' combined market capitalization as of the close of trading on October 31, 2006, having regard only to the issued and outstanding publicly-traded Enerplus Units and Focus Units at such date, was approximately $9.1 billion, which means the combined "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $3.6 billion, and for each of calendar year 2008, 2009 and 2010 is an additional approximately $1.8 billion per year (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006, which would result in the aggregate combined "safe harbour" growth amount to equal approximately $10 billion). On April 10, 2007, Enerplus closed an equity offering of Enerplus Units for gross proceeds of approximately $210 million.

While these guidelines are such that it is unlikely they would affect Enerplus' ability to raise the capital required to maintain and grow Enerplus' existing operations in the ordinary course during the transition period, they are expected to adversely affect the cost of raising capital and Enerplus' ability to undertake more significant acquisitions. Furthermore, the guidelines, which are incorporated by reference into the statute, may be amended from time to time, and may be amended without an Act of the Canadian Parliament. Therefore, no assurance can be provided that such safe harbour provisions will remain in effect in the current form or that Enerplus will not be subject to the proposed tax on income trusts (if any) prior to 2011.

There would be material adverse tax consequences if Enerplus lost its status as a mutual fund trust under Canadian tax laws.

Generally speaking, the Tax Act provides that a trust will permanently lose its "mutual fund trust" status (which is essential to the income trust structure) if it is established or maintained primarily for the benefit of Non-Residents of Canada (which is generally interpreted to mean that the majority of unitholders must not be Non-Residents), unless at all times after February 21, 1990, "all or substantially all" of the trust's property consisted of property other than taxable Canadian property (the "**TCP Exception**"). Based on the most recent information obtained by Enerplus through its transfer agent and financial intermediaries, in October 2007 an estimated 70% of the issued and outstanding Enerplus Units were held by Non-Residents at that time. Enerplus has determined that it currently meets the requirements of the TCP Exception, and as a result, the Enerplus Trust Indenture does not currently have a specific limit on the percentage of Enerplus Units that may be owned by Non-Residents. It is a mutual condition to the completion of the Arrangement that Enerplus will qualify as a "mutual fund trust" following completion of the Arrangement, and certain other conditions to the Arrangement are designed to ensure that Enerplus will continue to qualify for the TCP Exception.

However, there is no assurance that the TCP Exception will continue to be available to Enerplus or that the Canadian federal government will not introduce new changes or proposals to tax regulations directed at Non-Resident ownership which, given Enerplus' level of non-resident ownership, may result in Enerplus losing its mutual fund trust status or could otherwise detrimentally affect Enerplus and the market price of the Enerplus Units. Enerplus intends to continue to take the necessary measures in order to ensure it continues to qualify as a mutual fund trust under the Tax Act, as it currently exists. For additional information regarding these matters, including the ability of Enerplus to adopt Non-Resident ownership constraints if required in order to ensure that Enerplus maintains its mutual fund status and the consequences if Enerplus lost its mutual fund trust status, see "Information Respecting Enerplus Resources Fund – Description of the Trust Units and the Trust Indenture – Non-Resident Ownership Provisions" in the Enerplus AIF.

Enerplus may not be able to take steps necessary to ensure that it maintains its mutual fund trust status. Even if Enerplus is successful in taking such measures, these measures could be adverse to certain holders of Enerplus

Units, particularly Non-Residents. The Enerplus Board could impose a specific limit on the number of Enerplus Units that could be beneficially owned by Non-Residents, similar to the Non-Resident ownership restrictions in place for other income funds and royalty trusts in Canada, or could implement a dual-class unit structure what would effectively limit the aggregate number of Enerplus Units that could be owned by Non-Residents. Steps could be taken to ensure that no additional Enerplus Units are issued or transferred to Non-Residents, including limiting or suspending the trading of the Enerplus Units on the NYSE. If it is necessary to reduce the level of Non-Resident ownership below a certain level, Non-Residents may be required to sell all or a portion of their Enerplus Units. In these circumstances, the Enerplus Units would continue to trade on the TSX and Non-Residents would continue to be able to sell their Enerplus Units on that exchange. There can be no assurance that such circumstances would not detrimentally affect the market price of the Enerplus Units. See "Description of the Trust Units and the Trust Indenture – Non-Resident Ownership Provisions" in the Enerplus AIF.

Enerplus anticipates that it will continue to qualify as a mutual fund trust for purposes of the Tax Act. Enerplus may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of Enerplus as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for Enerplus and its unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- Enerplus would be taxed on certain types of income distributed to Enerplus Unitholders, including income generated by the royalties held by Enerplus. Payment of this tax may have adverse consequences for some Enerplus Unitholders, particularly Enerplus Unitholders that are Non-Residents and residents of Canada that are otherwise exempt from Canadian income tax;

- Enerplus would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust;

- Enerplus Units held by Non-Residents would become taxable Canadian property. These Non-Residents would be subject to Canadian income tax on any gains realized on a disposition of Enerplus Units held by them;

- Enerplus Units would not constitute qualified investments for registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), registered education savings plans ("**RESPs**") or deferred profit sharing plans ("**DPSPs**"). If, at the end of any month, one of these exempt plans holds Enerplus Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Enerplus Units at the time the Enerplus Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Enerplus Units would be subject to taxation on income attributable to the Enerplus Units. If an RESP holds non-qualified Enerplus Units, it may have its registration revoked by the CRA; and

- Enerplus would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Amendment to the Focus TURIP

The purpose of the Focus TURIP is to provide certain directors, officers, consultants, employees and other service providers, as applicable (all of which are hereinafter called "**Service Providers**"), of Focus and any of its Subsidiaries, including FET, with an opportunity to acquire Focus Rights as designated from time to time by the Focus Board to provide an increased incentive for these Service Providers to contribute to the future success and prosperity of Focus, thus enhancing the value of the Focus Units for the benefit of all the Focus Unitholders.

Unless otherwise approved by the TSX and the Focus Unitholders, up to: (a) 5% of the aggregate number of issued and outstanding Focus Units (including Focus Units issuable upon exchange of Focus Exchangeable LP Units) (the "**Total Units**"); less (b) the aggregate number Focus Units reserved under the Focus UAIP, may be issued pursuant to the Focus TURIP. Any increase in the Total Units will result in an increase in the available number of Focus Units issuable under the Focus TURIP and any exercises of Focus Rights will make new grants available under the Focus TURIP.

The Focus TURIP also provides that Focus Rights may be granted by the Focus Board from time to time, at its sole discretion, to Service Providers, provided that the aggregate number of Focus Rights granted to any single holder of Focus Rights shall not exceed 1% of the Total Units and the aggregate number of Focus Rights granted to the non-management directors shall not exceed 1% of the Total Units. The number of Focus Units: (a) issued to insiders, within a one year period; and (b) issuable to insiders, at any time under the Focus TURIP, or when combined with all other securities based compensation arrangements of Focus, may not exceed 10% of the Total Units. No Service Provider has any right to be granted Focus Rights under the Focus TURIP, except as may be specifically granted by the Focus Board. In addition, Focus Rights granted under the Focus TURIP may not be assigned or transferred by a holder thereof.

Subject to certain restrictions on exercise set out in the Focus TURIP, Focus Rights granted under the Focus TURIP may be exercised (the "**Exercise Period**") within the later of: (a) a period of 5 years from the date upon which the Rights were granted (the "**Grant Date**"); (b) a period of 5 years from the date of the Grant Date plus any Black-Out Expiration Term (as defined in the Focus TURIP) if a Black-Out Period (as defined in the Focus TURIP) is in effect at the end of such 5 year period; (c) the periods set forth in (a) plus that number of days required such that period ends on business day if any of the periods referred to in (a) fall on a non-business day, provided that in no event may any Focus Rights be exercised after 7 years from the Grant Date. At the expiration of the Exercise Period any Focus Rights which have not been exercised will expire and become null and void.

The Focus TURIP also provides that the grant price ("**Grant Price**") per Focus Right shall be equal to the weighted average of the closing price of the Focus Units on the TSX on the five (5) trading days immediately preceding the Grant Date and that the exercise price ("**Exercise Price**") per Focus Right, will be, at the election of the holder, either: (a) the Grant Price; or (b) the amount calculated by deducting from the Grant Price the aggregate of all distributions, on a per Focus Unit basis, made by Focus after the Grant Date which represent a return of more than 0.833% of Focus' recorded cost of capital assets (excluding any ceiling test write downs and adjustments due to the conversion of Focus Exchangeable LP Units) less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month).

All Focus Rights terminate on the earlier of the expiry date and 30 days after the holder ceases to be at least one of an employee, director, officer or service provider of Focus or a Subsidiary of Focus. However, in the event of death or disability, the Focus Rights will expire on the earlier of the expiry date and 6 months from the date of death.

The vesting provisions set out in the Focus TURIP will be accelerated and all unexercised Focus Rights may be exercised upon the effective date of a "change of control" (as defined therein) of Focus or FET.

The Focus TURIP may be amended, modified or terminated by the Focus Board with the approval of the TSX.

At the Meeting, Focus is seeking approval from the Focus Securityholders to amend the Focus TURIP to permit the settlement of all outstanding Focus Rights granted under the Focus TURIP in either Focus Units to be issued from treasury or in cash in an amount equal to the VWAP less the exercise price of the applicable Focus Right (adjusted for cash distributions declared payable by Focus prior to the date of exercise, including an amendment to clarify that the provisions contained in the Focus TURIP to reduce the applicable exercise price by the amount of such cash distributions includes the January 2008 distribution which is payable on February 15, 2008). At present, outstanding Focus Rights that are exercised must be settled through the issuance of Focus Units from treasury. In the Arrangement Agreement, Focus and Enerplus have agreed that, provided the Focus TURIP Amendment Approval is obtained, all outstanding Focus Rights may be settled in either Focus Units issued from treasury or in cash as described above.

Pursuant to the rules of the TSX the amendment must be approved by the holders of a majority of the Focus Securities voting at the Meeting. Accordingly, at the Meeting, the following ordinary resolution will be presented:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF Focus Energy Trust, that the trust unit rights incentive plan of Focus Energy Trust be amended as described in the information circular and proxy statement of Focus Energy Trust dated December 21, 2007 with such other conforming changes as the board of directors of the FET Resources Ltd. considers necessary or appropriate.

INFORMATION CONCERNING ENERPLUS

The information concerning Enerplus contained in this Information Circular has been provided by Enerplus. Although Focus has no knowledge that would indicate that any of such information is untrue or incomplete, Focus does not assume any responsibility for the accuracy or completeness of such information or the failure by Enerplus to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Focus.

General

Enerplus is an energy trust created in 1986 under the laws of the Province of Alberta pursuant to the Enerplus Trust Indenture. Enerplus' assets currently consist of the securities of its directly and indirectly owned subsidiaries and 95%, 99% and 99% royalties on the crude oil and natural gas property interests of EnerMark, Enerplus Resources Corporation and Enerplus Oil & Gas Ltd., respectively, each of which is an indirect wholly-owned Subsidiary of Enerplus. The head, principal and registered office of Enerplus is located at The Dome Tower, Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1. Enerplus also has a U.S. office located at Wells Fargo Center, Suite 1300, 1700 Lincoln Street, Denver, Colorado, 80203. The board of directors of EnerMark is responsible for the governance of Enerplus.

Enerplus' direct and indirect operating subsidiaries acquire, exploit and operate crude oil and natural gas assets for the benefit of Enerplus. See "Operational Information" and "Oil and Natural Gas Reserves" in the Enerplus AIF for information regarding the operations and oil and natural gas reserves and contingent bitumen resources of Enerplus.

For further information regarding Enerplus, its Subsidiaries and their respective business activities, including Enerplus' inter-corporate relationships and organizational structure, see the Enerplus AIF, which is incorporated by reference herein.

Documents Incorporated by Reference

Information in respect of Enerplus has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, General Counsel & Corporate Secretary of EnerMark, the administrator of Enerplus, at Suite 3000, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, Telephone (403) 298-2200. In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at *www.sedar.com* and through the EDGAR website at *www.sec.gov* . For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Vice President, General Counsel & Corporate Secretary of EnerMark at the above-mentioned address and telephone number and is also available electronically at *www.sedar.com*.

The following documents of Enerplus, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where Enerplus is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a) the Enerplus AIF;

(b) Enerplus' audited consolidated financial statements as at and for the fiscal years ended December 31, 2006 and 2005, together with the report of Enerplus' independent registered chartered accountants thereon and the management's discussion and analysis of Enerplus in respect thereof (excluding management's report on internal controls over financial reporting and the report of Enerplus' independent registered chartered accountants thereon);

(c) Enerplus' unaudited consolidated financial statements, as at and for the three and nine months ended September 30, 2007, together with the management's discussion and analysis of Enerplus in respect thereof;

(d) Enerplus' information circular and proxy statement dated March 12, 2007 relating to the annual general meeting of Enerplus Unitholders held on May 4, 2007;

(e) Enerplus' material change report dated June 15, 2007 in respect of the impact of certain amendments to the Tax Act on Enerplus' oil and natural gas reserves;

(f) the material change report dated December 10, 2007 in respect of the Arrangement and the Letter Agreement; and

(g) the sections of the Enerplus Prospectus under the headings "Recent Developments – Proposed Acquisition of Interests in Kirby Oil Sands Partnership", "Disclosure of Contingent Resources" and the applicable definitions under the heading "Definitions".

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus filed by Enerplus with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Recent Developments

Subsequent Acquisition of Interest in Kirby

On April 10, 2007, Enerplus completed the acquisition of a 90% interest in Kirby for consideration of $182.8 million, consisting of $128.1 million in cash and $54.7 million in Enerplus Units, as described in the Enerplus Prospectus incorporated by reference into this Information Circular. On June 22, 2007, EnerMark acquired the remaining 10% interest in Kirby for cash consideration of $20.3 million, for a total purchase price of $203.1 million. Accordingly, when reviewing the estimated contingent resources for the Kirby oil sands leases as contained in the GLJ Kirby Resources Report that is summarized in the Enerplus Prospectus, readers should review the information relating to the entirety of the Kirby oil sands leases and not the information relating to Enerplus' 90% interest that was contemplated in the Enerplus Prospectus. See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors – Risks Relating to Enerplus' Business and Operations – Enerplus may not realize the anticipated benefits of its acquisitions or dispositions".

Potential Acquisitions, Dispositions and Financings

Enerplus continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy related assets as part of its ongoing acquisition program and various alternatives relating to the financing or refinancing of its debt and credit facilities. Enerplus is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. Enerplus also continuously evaluates its existing asset and property portfolio and considers disposition of non-core assets or the monetization of certain assets as part of Enerplus' overall business strategy. As of the date hereof, other than as disclosed herein, Enerplus has not reached agreement on the price or terms of any potential material acquisitions or dispositions nor any

potential material financing or refinancing of its debt. Enerplus cannot predict whether any current or future opportunities will result in one or more acquisitions, dispositions or financings.

Significant Acquisitions

There are no acquisitions that Enerplus has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 and for which Enerplus has not yet filed a business acquisition report under National Instrument 51-102. In addition, other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the appendices hereto), there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

Cash Distributions

Enerplus may, on or before any distribution record date, declare cash distributions payable to Enerplus Unitholders. See "Information Respecting Enerplus Resources Fund - Description of the Trust Units and the Trust Indenture - Distributions to Unitholders" and "Distribution to Unitholders" in the Enerplus AIF. Although Enerplus intends to make monthly cash distributions to Enerplus Unitholders, these cash distributions are not assured. The amount available to Enerplus to pay distributions depends on the level of net cash flow received by Enerplus from its operating Subsidiaries pursuant to the royalty agreements and, directly or indirectly, as interest, principal, dividend and distribution payments on securities or notes issued by such Subsidiaries to Enerplus. Distributions for a period generally represent net cash flow of the operating Subsidiaries from the period approximately two months prior to the period in which the distribution is made.

The following table sets forth the per Enerplus Unit amount and the distribution payment date of monthly cash distributions paid by Enerplus from January 2007 to present:

Paid in 2007	**Distribution per Unit**
January 20	$0.42
February 20	$0.42
March 20	$0.42
April 20	$0.42
May 20	$0.42
June 20	$0.42
July 20	$0.42
August 20	$0.42
September 20	$0.42
October 20	$0.42
November 20	$0.42
December 20	$0.42
Declared Payable in 2008	**Distribution per Unit**
January 20	$0.42

The historical distribution payments made by Enerplus may not be reflective of future distribution payments and future distributions are not assured. The amount of cash distributions paid by Enerplus to Enerplus Unitholders is dependent on the amount of cash flow paid to Enerplus by its operating Subsidiaries and can vary significantly from period to period for a number of reasons, including among other things: (i) the operating Subsidiaries' operational and financial performance (including fluctuations in the quantity of Enerplus' oil, NGLs and natural gas production and the sales price that Enerplus realizes for such production (after hedging contract receipts and payments)); (ii) fluctuations in the costs to produce oil, NGLs and natural gas, including royalty burdens, and to administer and manage Enerplus and its Subsidiaries; (iii) the amount of cash required or retained for debt service or repayment; (iv) amounts required to fund capital expenditures and working capital requirements; and (v) foreign currency exchange rates and interest rates. Certain of these amounts are, in part, subject to the discretion of the Enerplus Board, which regularly evaluates Enerplus' distribution payout with respect to anticipated

cash flows, debt levels, capital expenditures plans and amounts to be retained to fund acquisitions and expenditures. In addition, the level of distributions per Enerplus Unit will be affected by the number of outstanding Enerplus Units. In the past, the level of cash retained has historically varied between 10% and 40% of Enerplus' total annual cash flow from operating activities. For the year ended December 31, 2006, approximately 29% of the cash flow from operating activities was retained, and for the nine months ended September 30, 2007, approximately 27% of the cash flow from operating activities was retained.

If the Effective Date occurs on February 13, 2008, as currently scheduled, the first distribution of Enerplus that all Enerplus Unitholders (including former Focus Unitholders) and Focus Exchangeable LP Unitholders will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Enerplus Unitholders of record on March 10, 2008, which is anticipated to be paid on March 20, 2008. Based on the existing monthly cash distributions paid by Enerplus and Focus, distributions to Focus Securityholders who continue to hold Enerplus Units or Focus Exchangeable LP Units, as applicable, subsequent to the completion of the Arrangement would initially receive an increase of 27.5% in their existing per unit distributions. The amount of future cash distributions will be subject to the discretion of the Enerplus Board. See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors".

The after-tax return from an investment in the Enerplus Units to Enerplus Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return.

Price Range and Trading Volume of Enerplus Units

The outstanding Enerplus Units are listed and posted for trading on the TSX under the trading symbol "ERF.UN". The outstanding Enerplus Units are also listed on the NYSE under the trading symbol "ERF". The following tables set forth the price range for and trading volume of the Enerplus Units as reported by the TSX and the NYSE, respectively, for the periods indicated.

The following table sets forth certain trading information for the Enerplus Units on the TSX and NYSE in 2006.

	TSX			NYSE		
Month	**High**	**Low**	**Volume**	**High**	**Low**	**Volume**
January	$61.06	$55.59	3,727,732	US$53.44	US$47.95	5,185,400
February	64.36	52.12	6,456,504	56.05	45.10	8,178,000
March	59.20	56.00	6,486,261	52.10	48.11	4,830,700
April	60.56	58.30	3,594,863	53.60	50.10	3,989,300
May	62.00	53.55	8,581,020	56.03	46.51	6,955,100
June	63.87	54.00	7,609,973	58.00	48.55	6,384,400
July	65.44	60.00	5,335,279	57.94	53.30	3,457,500
August	66.00	62.35	4,770,115	59.45	55.55	3,875,400
September	64.90	50.69	8,328,428	58.73	45.41	9,360,700
October	62.22	51.60	7,729,517	55.44	45.69	5,835,000
November	54.70	43.86	15,136,661	48.42	38.50	18,847,900
December	54.18	49.79	4,363,809	46.75	42.76	4,777,800

The following table sets forth certain trading information for the Enerplus Units on the TSX and NYSE in 2007.

	TSX			NYSE		
Month	High	Low	Volume	High	Low	Volume
January	$51.86	$46.50	6,791,615	US$44.10	US$39.53	6,346,900
February	52.99	49.78	4,827,961	44.67	42.60	3,482,400
March	51.00	47.01	6,373,107	43.78	40.00	4,176,800
April	49.36	47.75	6,127,105	43.85	41.63	3,865,300
May	52.90	48.15	10,628,924	48.99	43.50	5,435,400
June	53.70	47.50	8,693,317	50.75	44.30	4,261,900
July	51.85	45.93	15,705,816	48.96	43.05	4,555,400
August	47.70	41.00	8,135,503	44.55	38.11	5,625,800
September	47.67	44.52	6,642,598	47.68	42.20	3,415,500
October	47.40	44.08	6,279,476	48.57	44.88	3,587,200
November	46.22	39.33	7,087,140	49.19	39.40	4,046,200
December (1 to 19)	40.71	38.47	7,308,294	41.25	38.06	9,686,385

On November 30, 2007, the last trading day on which the Enerplus Units traded prior to announcement of the Arrangement, the closing price of the Enerplus Units on the TSX was $40.90 and on the NYSE was US$40.87. On December 19, 2007, the closing price of the Enerplus Units on the TSX was $39.20 and on the NYSE was US$39.07.

Risk Factors

An investment in the Enerplus Units is subject to certain risks. Investors should carefully consider the risk factors described under the heading "Risk Factors" in the Enerplus AIF incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular (see in particular "Pro Forma Information of Enerplus After Giving Effect to the Arrangement - Risk Factors") and otherwise incorporated by reference herein.

Legal Proceedings

There are no outstanding legal proceedings material to Enerplus to which Enerplus or any of its Subsidiaries is a party or in respect of which any of their respective assets or properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Enerplus are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street S.W., Calgary Alberta T2P 0S7. The transfer agent and registrar for the Enerplus Units in Canada is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario. Mellon Investor Services LLC at its offices in New York, New York is the co-transfer agent and registrar for the Enerplus Units in the United States.

Additional Information

Additional information relating to Enerplus is available on the SEDAR website at *www.sedar.com* and on the EDGAR website at *www.sec.gov*. Financial information concerning Enerplus is provided in its financial statements for the year ended December 31, 2006 and the nine months ended September 30, 2007 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR and EDGAR.

INFORMATION CONCERNING FOCUS

General

Focus is an open end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Focus Trust Indenture. The head and principal office of Focus is located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

Focus owns, directly or indirectly, all of the outstanding common shares of FET and all of the outstanding royalty and net profit interests and securities of its other operating Subsidiaries. FET and Focus' other operating Subsidiaries are actively involved in the acquisition, production, processing, transporting and marketing of crude oil, natural gas liquids and natural gas primarily in Alberta, British Columbia and Saskatchewan. Focus participates in the funds flow from such business through its direct and indirect ownership of its operating Subsidiaries' securities.

For further information regarding Focus, its Subsidiaries and their respective business activities, including Focus' inter-corporate relationships and organizational structure, see the Focus AIF, which is incorporated by reference herein.

Documents Incorporated by Reference

Information in respect of Focus has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of FET at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7, Telephone: (403) 781-8409. In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at *www.sedar.com*. For the purposes of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Chief Financial Officer of FET at the above-mentioned address and telephone number and is also available electronically at *www.sedar.com*.

The following documents of Focus, filed with the various securities commissions or similar authorities in each of the provinces of Canada where Focus is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a) the Focus AIF;

(b) the audited consolidated balance sheets of Focus as at December 31, 2006 and 2005 and the consolidated statements of income and accumulated income and cash flows for the years then ended, together with the notes thereto, the auditors' report thereon and the management's discussion and analysis in respect thereof;

(c) the unaudited consolidated balance sheet of Focus as at September 30, 2007 and September 30, 2006 and the consolidated statements of income and accumulated income and cash flows for the three and nine months ended September 30, 2007 and 2006, together with the notes thereto and the management's discussion and analysis in respect thereof;

(d) the information circular – proxy statement of Focus in respect of the annual and special meeting of Focus Unitholders held on May 17, 2007;

(e) the unaudited consolidated balance sheets of Profico Energy Management Ltd. as at March 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for the three months ended March 31, 2006 and March 31, 2005, together with the notes thereto, contained in Schedule "A" of Appendix G to the Profico Circular;

(f) the audited consolidated balance sheets of Profico Energy Management Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the

years then ended, together with the notes thereto, contained in Schedule "A" of Appendix G to the Profico Circular;

(g) the unaudited pro forma consolidated balance sheet of Focus as at March 31, 2006 and the unaudited proforma consolidated statements of income for the three months then ended and for the year ended December 31, 2005 contained in Appendix K to the Profico Circular; and

(h) the material change report dated December 11, 2007 in respect of the Arrangement and the Letter Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus filed by Focus with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Significant Acquisitions

There are no acquisitions that Focus has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 and for which Focus has not yet filed a business acquisition report under National Instrument 51-102. In addition, other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the appendices hereto), there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102.

Updated Reserves Data

As part of its year end process, Focus engaged Paddock to prepare an independent reserves evaluation effective November 30, 2007. The reserves data set forth below (the "**Reserves Data**") is based upon Paddock Report. The effective date of the Paddock Report is November 30, 2007. The Reserves Data summarizes the oil, liquids and natural gas reserves of Focus and the net present values of future net revenue for these reserves using forecast prices and costs. Other than not including estimated net present values of future net revenue from these reserves on an after tax basis, the Reserves Data conforms with the requirements of NI-51-101. Paddock was engaged to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. In all of the reserves data, minor amounts of heavy oil have been included with light and medium oil. On a proved plus probable basis, the total amount of heavy oil represents less than one percent of total corporate reserves and future net revenues discounted at ten percent.

All of Focus' reserves are in Canada and, specifically, in the provinces of Saskatchewan, Alberta and British Columbia.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material.

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE (BEFORE INCOME TAXES)
AS OF NOVEMBER 30, 2007
FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,552	3,001	199,386	175,020	1,796	1,381
Developed Non-Producing	-	-	1,705	1,251	15	10
Undeveloped	126	112	142,825	125,222	957	754
TOTAL PROVED	3,678	3,113	343,916	301,493	2,768	2,145
PROBABLE	944	793	118,948	105,290	832	653
TOTAL PROVED PLUS PROBABLE	4,622	3,906	462,864	406,783	3,600	2,798

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED					
Developed Producing	1,036,238	836,489	706,123	614,504	546,605
Developed Non-Producing	4,506	3,702	3,119	2,679	2,339
Undeveloped	404,175	257,476	169,811	112,634	73,156
TOTAL PROVED	1,444,919	1,097,667	879,055	729,817	622,100
PROBABLE	575,438	348,634	233,499	167,028	125,233
TOTAL PROVED PLUS PROBABLE	2,020,357	1,446,301	1,112,554	896,845	747,333

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
AS OF NOVEMBER 30, 2007
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	2,910,466	398,574	731,942	284,020	51,011	1,444,919
Proved Plus Probable Reserves	3,990,386	536,816	1,021,658	351,411	60,144	2,020,357

FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF NOVEMBER 30, 2007
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	82,424
	Natural Gas (including by-products but excluding solution gas from oil wells)	796,631
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	93,556
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,018,998

Pricing Assumptions

The following sets forth the benchmark reference prices, as at November 30, 2007, reflected in the Forecast Price Case Reserves Data. These price assumptions were provided to Focus by Paddock.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF NOVEMBER 30, 2007
FORECAST PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS Edmonton Pentanes Plus ($Cdn/BBL)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast						
Q4 2007	78.00	76.47	6.15	52.88	2%	1.000
2008	75.00	75.36	6.83	52.06	2%	0.975
2009	72.00	72.25	7.06	49.92	2%	0.975
2010	70.00	70.17	7.04	48.41	2%	0.975
2011	68.00	68.09	7.01	46.97	2%	0.975
2012	66.00	66.00	7.15	45.53	2%	0.975
2013	67.32	67.32	7.30	46.45	2%	0.975
2014	68.67	68.67	7.44	47.37	2%	0.975
2015	70.04	70.04	7.59	48.31	2%	0.975
2016	71.44	71.44	7.74	49.27	2%	0.975
2017	72.87	72.87	7.90	50.24	2%	0.975
Escalate thereafter at	2%/year	2%/year	2%/year	2%/year	2%/year	0.975

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Definitions and Other Notes

In the tables set forth above in "Disclosure of Reserves Data" the following definitions and other notes are applicable:

1. **"Gross"** means:

   (a) in relation to Focus' interest in production and reserves, its "Trust gross reserves", which are Focus' interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Focus;

   (b) in relation to wells, the total number of wells in which Focus has an interest; and

   (c) in relation to properties, the total area of properties in which Focus has an interest.

2. **"Net"** means:

   (a) in relation to Focus' interest in production and reserves, Focus' interest (operating and non-operating) share after deduction of royalties, plus Focus' royalty interest in production or reserves.

   (b) in relation to wells, the number of wells obtained by aggregating Focus' working interest in each of its gross wells; and

   (c) in relation to Focus' interest in a property, the total area in which Focus has an interest multiplied by the working interest owned by Focus.

3. **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, road building, and relocating public roads, gas lines and power lines;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

4. Definitions used for reserve categories are as follows:

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions (see the discussion of "*Economic Assumptions*" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

"Economic Assumptions" will be the prices and costs used in the estimate, namely forecast prices and costs.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

   (i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

   (ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

5. Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Focus is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "Pricing Assumptions" identifies benchmark reference prices that apply to Focus.

6. Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

7. Numbers may not add due to rounding.

8. The forecast price and cost assumptions assumed the continuance of current laws and regulations.

9. The extended character of all factual data supplied to Paddock were accepted by Paddock as represented. No field inspection was conducted.

Updated Net Asset Value (before tax)

The following table shows what is commonly referred to as a "produce out" estimated net asset value calculation before tax. The value is a snapshot in time and is based on various assumptions including commodity pricing and foreign exchange rates that vary over time.

($ thousands except per unit amounts) [(1)]	Discounted at 10% Using Forecast Prices and Costs as at November 30, 2007	Discounted at 5% Using Forecast Prices and Costs as at November 30, 2007
Value of proved plus probable reserves [(2)]	1,112,554	1,446,301
Undeveloped lands [(3)]	37,160	37,160
Net debt including working capital [(4)]	(301,486)	(301,486)
Reclamation fund [(5)]	8,910	8,910
Abandonment and reclamation liability [(5)(6)]	(11,041)	(12,026)
Net asset value (before tax)	846,097	1,178,859
Total Focus Units outstanding (millions) [(7)]	79,491	79,491
Per Total Focus Units (before tax)	$10.64	$14.83

Notes:

(1) Net asset value is presented on a before tax basis. As at September 30, 2007 Focus had approximately $188 million of income tax resource pools and non-capital loss carry-forwards (after adjusting for deferred items).

(2) Reserves have been derived from the Paddock Report using Paddock's September 30, 2007 forecast prices.

(3) Internal evaluation as at September 30, 2007.

(4) As at September 30, 2007 excluding derivative assets and liabilities.

(5) As at September 30, 2007.

(6) In addition to abandonment and reclamation liability included in the Paddock Report.

(7) Based on the number of Focus Units and Focus Exchangeable LP Units outstanding on September 30, 2007.

Distribution History

The Focus Board reviews Focus' distribution policy from time to time. Distributions are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices. During periods of volatile commodity prices, we may vary the distribution rate monthly.

Cash distributions are made on or about the 15th day of each month to Focus Unitholders of record on the immediately preceding distribution record date. The following table sets forth the per Focus Unit amount of monthly cash distributions paid by Focus from January 2007 to present:

Paid in 2007	Distribution per Unit
January 15	$0.16
February 15	$0.14
March 15	$0.14
April 16	$0.14
May 15	$0.14
June 15	$0.14
July 16	$0.14
August 15	$0.14
September 17	$0.14
October 15	$0.14
November 15	$0.14
December 15	$0.14

Declared Payable in 2008	Distribution per Unit
January 15	$0.14
February 15	$0.14

For additional information respecting historical distribution payments to Focus Unitholders and factors influencing the amount available for distribution to Focus Unitholders, see "Cash Distributions and Distribution Policy" in the Focus AIF.

The historical distribution payments made by Focus may not be reflective of future distribution payments that may be payable by Focus if the Arrangement is not completed and future distributions are not assured. Any future distributions will be subject to the discretion of the Focus Board and may vary depending on, among other things, the current and anticipated commodity price environment, production levels and capital expenditure requirements. See "Risk Factors".

The distribution to be paid to Focus Securityholders in the months of January and February 2008 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Focus Securityholders of record on December 31, 2007 will receive their regular monthly cash distribution on January 15, 2008 and Focus Securityholders of record on January 31, 2008 will receive their regular monthly cash distribution on February 15, 2008.

If the Arrangement is completed on February 13, 2008, as currently scheduled, the February 15, 2008 payment will be the last regular monthly distribution paid on behalf of Focus and the first distribution of Enerplus that all Enerplus Unitholders (including former Focus Unitholders) and Focus Exchangeable LP Unitholders will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Enerplus Unitholders of record on March 10, 2008, which is anticipated to be paid on March 20, 2008. Based on the existing monthly cash distributions paid by Enerplus and Focus, distributions to Focus Securityholders who continue to hold Enerplus Units or Focus Exchangeable LP Units, as applicable, subsequent to the completion of the Arrangement would initially receive an increase of 27.5% in their existing per unit distributions. The amount of future cash distributions will be subject to the discretion of the Enerplus Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels, capital requirements, debt service requirements, operating costs, royalty burdens and foreign exchange rates. See "Pro Forma Information of Enerplus After Giving Effect to the Arrangement – Risk Factors".

Price Range and Trading Volume of Focus Units

The outstanding Focus Units are listed and posted for trading on the TSX under the trading symbol "FET.UN". The following table sets forth the price range for and trading volume of the Focus Units as reported by the TSX for the periods indicated.

	Price Range High ($)	 Low ($)	Volume
2006			
January	25.87	23.75	1,814,486
February	25.13	19.76	2,484,152
March	23.76	21.51	3,185,536
April	26.25	23.01	2,631,548
May	25.70	22.25	4,403,119
June	23.95	20.27	5,856,538
July	24.99	22.00	10,715,002
August	25.09	23.59	3,811,546
September	24.55	20.85	3,385,719
October	24.30	19.70	5,355,415
November	21.42	17.09	8,853,177
December	19.30	18.03	3,735,449

	Price Range High ($)	Low ($)	Price Range Volume
2007			
January	18.42	17.05	5,071,335
February	19.00	17.40	4,519,105
March	18.18	16.00	3,667,900
April	18.98	17.61	3,517,600
May	20.61	18.70	5,582,600
June	20.19	17.40	3,951,000
July	17.95	16.44	2,788,900
August	18.00	16.40	4,384,400
September	18.09	16.62	2,874,200
October	18.90	16.85	4,523,800
November	19.36	15.44	3,663,200
December (to December 19)	17.00	16.11	9,786,300

On November 30, 2007, the last trading day on which the Focus Units traded prior to announcement of the Arrangement, the closing price of the Focus Units on the TSX was $16.12. On December 19, 2007, the closing price of the Focus Units on the TSX was $16.39.

Risk Factors

An investment in the Focus Units is subject to certain risks. Investors should carefully consider the risk factors described under the heading "Risk Factors" in the Focus AIF incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to Focus to which Focus or any of its Subsidiaries is a party or in respect of which any of their respective assets or properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Focus are KPMG LLP, Independent Registered Chartered Accountants, 2700, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, BNY Trust Company of Canada, at its principal office in Toronto, Ontario, is the transfer agent and registrar for the Focus Units and Focus Exchangeable LP Units.

Additional Information

Additional information relating to Focus is available on the SEDAR website at _www.sedar.com_. Financial information concerning Focus is provided in its financial statements for the year ended December 31, 2006 and the nine months ended September 30, 2007 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of FET to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of FET who will be specifically remunerated therefor. All costs of the solicitation for the Meeting will be borne by Focus.

The information set forth below generally applies to registered holders of Focus Units and Focus Exchangeable LP Units. If you are a beneficial holder of Focus Units or Focus Exchangeable LP Units (i.e., your Focus Units and/or Focus Exchangeable LP Units are held through a broker, financial institution or other nominee), please see "Information Circular and Proxy Statement – Advice to Beneficial Holders of Focus Units and Focus Exchangeable LP Units" at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Focus Units and a form of voting direction for holders of Focus Exchangeable LP Units. The Persons named in the enclosed form of proxy are directors and/or officers of FET. A Focus Unitholder desiring to appoint a person (who need not be a Focus Unitholder) to represent such Focus Unitholder at the Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company at 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The form of proxy must be received by Valiant Trust Company not later than 4:30 p.m. (Calgary time) on Friday, February 8, 2008 or the second Business Day prior to the date of any adjournment of the Meeting. Failure to so deposit a form of proxy shall result in its invalidation.

Each holder of Focus Exchangeable LP Units is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's Focus Exchangeable LP Units. The applicable form of voting direction which accompanies this Information Circular is the means by which holders of Focus Exchangeable LP Units may authorize the voting of the voting rights associated with the Focus Exchangeable LP Units. Valiant Trust Company will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Valiant Trust Company will not exercise these votes. Holders of Focus Exchangeable LP Units may also instruct Valiant Trust Company to give a proxy entitling the holder's designee to vote personally the relevant number of votes or to grant to Focus a proxy to vote those votes. The procedures for holders of Focus Exchangeable LP Units to instruct Valiant Trust Company about voting at the Meeting are explained in the "Voting Direction for Holders of Focus Exchangeable LP Units " that has been provided to holders of Focus Exchangeable LP Units with this Information Circular. To be effective, the voting direction must be received by Valiant at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, Attention: Proxy Department, by 4:30 p.m. (Calgary time) on February 8, 2008 or the second Business Day prior to the date of any adjournment of the Meeting.

A Focus Securityholder who has given a form of proxy or voting direction may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Focus Securityholder or by its attorney duly authorized in writing or, if the Focus Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company not later than 4:30 p.m. (Calgary time) on Friday, February 8, 2008 or the second Business Day prior to the date of any adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The Record Date for determination of Focus Securityholders entitled to receive notice of and to vote at the Meeting is December 31, 2007. Only Focus Securityholders whose names have been entered in the applicable register of Focus Units or Focus Exchangeable LP Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Focus Securityholder has transferred any Focus Securities subsequent to that date and the transferor securityholder, not later than 10 days before the Meeting, establishes

ownership of the Focus Securities and demands that the transferee's name be included on the list of Focus Securityholders entitled to vote at the Meeting.

Signature of Proxy

The applicable form of proxy or voting direction must be executed by the Focus Securityholder or his or her attorney authorized in writing, or if the Focus Securityholder is a corporation, the form of proxy or voting direction should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy or voting direction signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Focus).

Voting of Proxies and Voting Directions

The persons named in the accompanying form of proxy or voting direction will vote the Focus Securities in respect of which they are appointed in accordance with the direction of the Focus Securityholder appointing them. **In the absence of such direction, the Focus Securities will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meeting.**

Exercise of Discretion of Proxy

The proxyholder and voting direction holder has discretion under the accompanying form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined. At the date of this Information Circular, management of FET knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. Holders of Focus Units and Focus Exchangeable LP Units who are planning on returning the accompanying form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.

Voting by Internet

Focus Securityholders may use the internet at *www.valianttrust.com* to transmit their voting instructions and for electronic delivery of information. Focus Securityholders should have the form of proxy and/or voting direction in hand when they access the web site. Focus Securityholders will be prompted to enter their Control Number, Holder Account Number and Access Number which are located on the form of proxy and voting direction. If Focus Securityholders vote by internet, their vote must be received not later than 4:30 p.m. (Calgary time) on Friday, February 8, 2008 or the second Business Day prior to the date of any adjournment of the Meeting. **The website may be used to appoint a proxy holder to attend and vote on a Focus Securityholder's behalf at the Meeting and to convey a Focus Securityholder's voting instructions. Please note that if a Focus Securityholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Focus Securityholder may resubmit their proxy and/or voting direction, prior to the deadline noted above. When resubmitting a proxy and/or voting direction, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies and/or voting directions submitted will be disregarded and considered as revoked, provided that the last proxy and/or voting direction is submitted by the deadline noted above.**

Voting Securities and Principal Holders Thereof

As at December 21, 2007, there were approximately 70,670,153 Focus Units and 9,185,263 Focus Exchangeable LP Units issued and outstanding. To the knowledge of the directors and officers of FET, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Focus Securities in aggregate entitled to more than 10% of the votes which may be cast at the Meeting.

Indebtedness of Directors and Executive Officers of FET

FET is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of FET, a proposed nominee for election as a director of FET, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Focus, indebted to Focus or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Focus has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Focus or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the Appendices hereto), FET is not aware of any material interest, direct or indirect, of any informed person of Focus, any nominee director of FET, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of Focus' most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Focus or any of its subsidiaries.

For the purposes of this Information Circular an "informed person" means a director or executive officer of FET, a director or executive officer of a person or company that is itself an "informed person" or Subsidiary of Focus and any person or company who beneficially owns, directly or indirectly, voting securities of Focus or who exercises control or direction over voting securities of Focus or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Focus.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each holder of Focus Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

(a) the Focus Securityholders shall vote in respect of the Arrangement Resolution together as a single class of securities. Each Focus Unit entitled to vote at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting. The Focus Special Voting Right held by Valiant Trust Company shall be entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Focus Exchangeable LP Units on the basis of one vote for each outstanding Focus Exchangeable LP Units at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting;

(b) the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Focus Securityholders, either in person or by proxy, voting together as a single class, at the Meeting; and

(c) a quorum at the Meeting shall be two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the aggregate outstanding Focus Units. For the purposes of determining quorum, the holder of the Focus Special Voting Right present at the Meeting will be regarded as representing outstanding Focus Units equivalent in number to the votes attaching to Focus Special Voting Right. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to such Business Day that is not less than 21 days and not more than 60 days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chairman of the Meeting. If at such adjourned meeting a quorum is not present, the Focus Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

APPENDIX A

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to Appendix C to the Information Circular and Proxy Statement of Focus Energy Trust ("**Focus**") dated December 21, 2007 (the "**Information Circular**"), all as more particularly described in the Information Circular, and all transactions contemplated thereby including, without limitation:

   (a) the amendments to the Focus Trust Indenture and constating documents of Focus:

      (i) to provide for the redemption of all the issued and outstanding Focus Units (other than the two (2) Focus Units to be held by Enerplus);

      (ii) to cause the Focus Units held by Dissenting Securityholders to be transferred to Focus, as of the Effective Date, in accordance with the terms of the Plan of Arrangement; and

      (iii) otherwise to the extent necessary to facilitate the Arrangement;

   (b) the acquisition by AmalgamationCo of the Focus Units held by the Focus Unitholders who elect to exchange their Focus Units for Enerplus Units in a taxable exchange for Canadian federal income tax purposes in exchange for the distribution of Enerplus Units by AmalgamationCo to such former Focus Unitholders on the basis of 0.425 of a Enerplus Unit for each Focus Unit;

   (c) the sale by Focus of all of the Focus Assets to Enerplus and the assumption by Enerplus of the Focus Assumed Liabilities pursuant to the applicable provisions of the Plan of Arrangement;

   (d) the redemption by Focus of the Focus Units issued and outstanding on the Effective Date (other than the two (2) Focus Units to be held by Enerplus) in exchange for the issuance of Enerplus Units to former Focus Unitholders on the basis of 0.425 of an Enerplus Unit for each Focus Unit;

   (e) the amendments to the constating documents of Focus Limited Partnership and other applicable agreements to provide for an adjustment to the exchange ratio of the Focus Exchangeable LP Units such that, following the Arrangement, each Focus Exchangeable LP Unit will be exchangeable into 0.425 of an Enerplus Unit and the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units will be similarly adjusted in accordance with such exchange ratio; and

   (f) to the extent that there are any outstanding Focus Rights following the Arrangement, the Focus TURIP will provide that holders of Focus Rights will only be entitled to receive Enerplus Units in accordance with the exchange ratio contemplated by the Arrangement.

   be and are hereby authorized and approved;

2. the arrangement agreement (the "**Arrangement Agreement**") dated effective December 2, 2007 among Enerplus, EnerMark, Focus and FET, a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of FET may, without further notice to or approval of the holders of Focus Units or Focus Exchangeable LP Units, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

4. any director or officer of FET and of FET Management is hereby authorized, for and on behalf of FET and Focus Limited Partnership, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5. capitalized terms used in these resolutions that are not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.

APPENDIX B

INTERIM ORDER

Action No. 0701 13228

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B 9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FOCUS ENERGY TRUST, FET RESOURCES LTD., FOCUS LIMITED PARTNERSHIP, FET MANAGEMENT LTD., FET EXCHANGECO LTD., FOCUS COMMERCIAL TRUST, ENERPLUS RESOURCES FUND, ENERMARK INC., ENERPLUS FINANCE LIMITED PARTNERSHIP AND FOCUS SECURITYHOLDERS

BEFORE THE HONOURABLE	)	**AT THE CALGARY COURTS CENTRE, AT**
JUSTICE C.A. KENT	)	**CALGARY, ALBERTA, ON THE 20TH DAY OF**
IN CHAMBERS	)	**DECEMBER, 2007.**

INTERIM ORDER

UPON the Petition of Focus Energy Trust ("**Focus**"), FET Resources Ltd. ("**FET**") and Focus Limited Partnership ("**Focus LP**");

AND UPON reading the Petition and the Affidavit of Derek W. Evans, President and Chief Executive Officer of FET, sworn December 20, 2007 and the documents referred to therein (the "**Affidavit**");

AND UPON hearing counsel for Focus, FET and Focus LP and counsel for Enerplus Resources Fund ("**Enerplus**");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "**Executive Director**") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "***ABCA***") and that the Executive Director neither consents to nor opposes this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of Focus (the "**Information Circular**"), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b) all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1. The proposed course of action is an "Arrangement" within the definition of the *ABCA* and the Petitioners may proceed with the Plan of Arrangement, as described in the Affidavit.

2. Focus shall seek approval of the Arrangement by the holders of trust units ("**Focus Units**") of Focus (the "**Focus Unitholders**") and the holders of Class B limited partnership units ("**Focus Exchangeable LP**

Units") of Focus LP (the "**Focus Exchangeable LP Unitholders**") (the Focus Unitholders and Focus Exchangeable LP Unitholders are collectively referred to as the "**Focus Securityholders**") in the manner set forth below.

Meeting

3. Focus shall call and conduct a meeting (the "**Meeting**") of Focus Securityholders on or about February 12, 2008. At the Meeting, Focus Securityholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4. A quorum at the Meeting shall be two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the aggregate outstanding Focus Units. For the purposes of determining quorum, the holder of the Focus Special Voting Right present at the Meeting will be regarded as representing outstanding Focus Units equivalent in number to the votes attaching to the Focus Special Voting Right. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to such Business Day that is not less than 21 days and not more than 60 days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chairman of the Meeting. If at such adjourned meeting a quorum is not present, the Focus Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

5. The Focus Unitholders and the Focus Exchangeable LP Unitholders shall vote in respect of the Arrangement Resolution together as a single class of securities. Each Focus Unit entitled to vote at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting. The Focus Special Voting Right held by Valiant Trust Company shall be entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Focus Exchangeable LP Units on the basis of one vote for each outstanding Focus Exchangeable LP Unit attending at the Meeting in person or by proxy in respect of the Arrangement Resolution and the other matters to be considered at the Meeting. The Board of Directors of FET has fixed a record date for the Meeting of December 31, 2007 (the "**Record Date**"). Only Focus Securityholders whose names have been entered on the applicable register of Focus Units or Focus Exchangeable LP Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 5, unless that Focus Securityholder has transferred any Focus Securities subsequent to that date and the transferor securityholder, not later than 10 days before the Meeting, establishes ownership of the Focus Securities and demands that the transferee's name be included on the list of Focus Securityholders entitled to vote at the Meeting.

6. The Chairman of the Meeting shall be any officer or director of Focus.

7. The only persons entitled to attend and speak at the Meeting shall be Focus Securityholders or their authorized representatives, Focus' directors and officers and its auditors, and the Executive Director.

8. The number of votes required to pass the Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Focus Securityholders, voting together as a single class, either in person or by proxy, at the Meeting.

9. To be effective, a proxy or voting direction must be received by Valiant Trust Company in the manner described in the Information Circular.

10. The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights

11. The registered Focus Securityholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the *ABCA* with respect to the Arrangement Resolution.

12. In order for a Focus Securityholder to exercise such right of dissent under subsection 191(5) of the *ABCA*:

    (a) the Focus Securityholder's written objection to the Arrangement Resolution must be received by Focus c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald, Q.C by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting;

    (b) a dissenting Focus Securityholder shall not be entitled to vote his or her Focus Securities at the Meeting either by proxy or in person, in favour of the Arrangement Resolution;

    (c) a holder of Focus Securities may not exercise the right of dissent in respect of only a portion of the holder's Focus Securities but may dissent only with respect to all of the Focus Securities; and

    (d) the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.

13. The fair value of the Focus Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Focus Securityholders.

14. Subject to further order of this Court, the rights available to the Focus Securityholders under the *ABCA* and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Focus Securityholders with respect to the Arrangement Resolution.

15. Notice to the Focus Securityholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the *ABCA* and the Arrangement, the fair value of their Focus Securities shall be given by including information with respect to this right in the Information Circular to be sent to the Focus Securityholders in accordance with paragraph 16 of this Order.

Notice

16. An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for Focus may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to the Focus Securityholders whose names have been entered in the applicable register of Focus Units and Focus Exchangeable LP Units on the close of business on the Record Date. In calculating the 21-day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

17. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

18. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Focus Securityholders, the directors and auditors of Focus and the Executive Director of:

    (a) the Petition;

    (b) this Order;

    (c) the Notice of the Meeting; and

(d) the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Focus may consider fit.

Final Application

19. Subject to further Order of this Court and provided that the Focus Securityholders have approved the Arrangement in the manner directed by this Court and the directors of FET have not revoked that approval, Focus may proceed with an application for approval of the Arrangement and the Final Order on February 12, 2008 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Focus Securityholders, Focus, FET, Focus LP, Enerplus, EnerMark Inc., the respective subsidiaries of Focus and Enerplus and all other persons will be bound by the Arrangement in accordance with its terms.

20. Any Focus Securityholder or any other interested party (together, "**Interested Party**") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon Focus on or before noon on February 8, 2008 a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Focus shall be effected by service upon the solicitors for Focus, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald, Q.C.

21. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 20 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

22. The Petitioners are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"*Madam Justice C.A. Kent*"
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
December 20, 2007.

"*V.A. Brandt*"
Clerk of the Court of Queen's Bench

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

Among

ENERPLUS RESOURCES FUND

and

ENERMARK INC.

and

FOCUS ENERGY TRUST

and

FET RESOURCES LTD.

Effective December 2, 2007

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

ARTICLE 7
AMENDMENT

ARTICLE 8
TERMINATION

ARTICLE 9
NOTICES

ARTICLE 10
GENERAL

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated effective as of the 2nd day of December, 2007,

AMONG:

ENERPLUS RESOURCES FUND, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**Enerplus**")

- and -

ENERMARK INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**EnerMark**")

- and -

FOCUS ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**Focus**")

- and -

FET RESOURCES LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**FET Resources**")

WHEREAS:

A. The Parties originally entered into the Original Agreement and now desire, in accordance with Section 2 of the Original Agreement, to enter into this Agreement to implement the merger of Enerplus and Focus and the other transactions contemplated by the Original Agreement, which Agreement shall supersede and replace the Original Agreement;

B. The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA; and

C. The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Proposal**" means any inquiry or the making of any proposal to Focus or FET Resources or the Focus Unitholders and/or Focus Exchangeable LP Holders from any Person or group of Persons "acting jointly or in concert" (within the meaning of the *Securities Act* (Alberta)) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Focus or the Focus Securityholders of 20% or more of the voting securities of Focus or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of Focus or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Focus or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Focus or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Enerplus and EnerMark under this Agreement or the Arrangement; except that for the purpose of the definition of "**Superior Proposal**", the references in this definition of "**Acquisition Proposal**" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question which the holder of the Focus Special Voting Right is entitled to vote upon, consent to, or otherwise act upon at a meeting of Focus Unitholders and the holder of the Focus Special Voting Right, the number of votes that the holder of the Focus Special Voting Right would be entitled to had the Focus Exchangeable LP Unitholders exchanged all of the Focus Exchangeable LP Units then held by such holders for Focus Units immediately prior to the record date set for such meeting;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the exhibit hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**Applicable Canadian Securities Laws**", in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Applicable Laws**", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement to be considered at the Focus Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"**Business Day**" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

"**Closing Time**" shall be 10:00 a.m. (Calgary time) on the Effective Date, unless otherwise agreed to by Enerplus and Focus;

"**Code**" has the meaning ascribed thereto in Section 2.6;

"**Combination Transactions**" has the meaning ascribed thereto in Section 2.6;

"**Competition Act**" means the *Competition Act* (Canada), R.S.C. 1985, c. C-34, as amended;

"**Confidentiality Agreement**" means the mutual confidentiality and standstill agreement dated November 7, 2007 between Focus and Enerplus;

"**Continuing Employees**" has the meaning set forth in Section 2.4(a);

"**Court**" means the Court of Queen's Bench of Alberta;

"**D&M**" means DeGolyer and MacNaughton, independent geological and petroleum engineering consultants;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time when the Arrangement becomes effective pursuant to the ABCA;

"**EnerMark**" means EnerMark Inc., a corporation amalgamated under the ABCA and an indirect wholly-owned Subsidiary of Enerplus;

"**Enerplus**" means Enerplus Resources Fund, a trust organized under the laws of the Province of Alberta and governed by the Enerplus Trust Indenture;

"**Enerplus Balance Sheet**" has the meaning ascribed thereto in Section 4.1(p);

"**Enerplus Board**" means the board of directors of EnerMark as it may be comprised from time to time;

"**Enerplus Credit Facilities**" means, collectively: (i) the unsecured, covenant based, extendible three year term syndicated credit facility with an aggregate borrowing limit of $1.0 billion that has been extended to November 2010; and (ii) the Enerplus Senior Unsecured Notes;

"**Enerplus Damages Event**" has the meaning set forth in Section 6.1;

"**Enerplus DRIP**" means the distribution reinvestment and optional unit purchase plan of Enerplus;

"**Enerplus Employment Agreements**" means the executive employment agreements between EnerMark and each of its senior officers;

"**Enerplus Financial Statements**" means, collectively, the audited comparative consolidated financial statements of Enerplus as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon, and the unaudited comparative consolidated financial statements

of Enerplus as at and for the three and nine month periods ended September 30, 2007 and 2006, together with the notes thereto;

"**Enerplus Incentive Plans**" means, collectively, Enerplus': (i) Trust Unit Rights Incentive Plan; (ii) Executive Full Value Unit Plan; (ii) Employee Full Value Unit Plan; (iv) Employee Performance Incentive Plan; (v) 2006 Employee Performance Incentive Plan; (vi) Restricted Unit Long-Term Incentive Plan; (vii) Executive Performance Trust Unit Plan; (viii) Employee Performance Trust Unit Plan; and (ix) Executive Restricted Trust Unit Plan;

"**Enerplus Information**" means the information to be included in the Focus Information Circular describing Enerplus and its business, operations and affairs;

"**Enerplus Employee Plans**" has the meaning ascribed thereto in Section 4.1(v);

"**Enerplus Reserve Reports**" has the meaning ascribed thereto in Section 4.1(y);

"**Enerplus Senior Unsecured Notes**" means the US$229 million principal amount of senior unsecured notes issued by EnerMark;

"**Enerplus Trust Indenture**" means the amended and restated trust indenture dated effective as of November 8, 2007 among EnerMark, Enerplus Resources Corporation and the Enerplus Trustee;

"**Enerplus Trustee**" means CIBC Mellon Trust Company, in its capacity as the trustee under the Enerplus Trust Indenture;

"**Enerplus Unitholders**" means the holders from time to time of Enerplus Units;

"**Enerplus Units**" means the trust units of Enerplus;

"**Environmental Laws**" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"**FET Resources**" means Focus Resources Ltd., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Focus;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Focus Securityholders, the Enerplus Arrangement Parties (as defined in the Plan of Arrangement) and the Focus Arrangement Parties (as defined in the Plan of Arrangement), as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Focus**" means Focus Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the Focus Trust Indenture;

"**Focus Balance Sheet**" has the meaning ascribed thereto in Section 4.2(p);

"**Focus Board**" means the board of directors of FET Resources as it may be comprised from time to time;

"**Focus Change of Control Payments**" has the meaning ascribed thereto in Section 2.4(c);

"**Focus Credit Facilities**" means Focus' secured, revolving, syndicated credit facility with an aggregate borrowing limit of $350 million with a 364-day revolving period ending June 24, 2008 (whereupon it may be renewed for a further 364-day term subject to review by the lenders and if not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term), plus a $15 million demand operating line of credit;

"**Focus Disclosure Letter**" means the disclosure letter dated effective December 2, 2007 from Focus and FET Resources to Enerplus and EnerMark;

"**Focus DRIP**" means the distribution reinvestment and optional unit purchase plan of Focus;

"**Focus Employee Plans**" has the meaning ascribed thereto in Section 4.2(w);

"**Focus Employees**" means the employees of Focus' Subsidiaries;

"**Focus Employment Agreements**" means the employment agreements between FET Resources and each of its senior officers;

"**Focus Exchangeable LP Unit Agreements**" means, collectively: (i) the Focus LP Agreement, including the Exchangeable Securities Provisions attached thereto; (ii) the support agreement dated as of June 27, 2006 among Focus, Focus Commercial Trust, Focus LP, and FET Management Ltd., and (iii) the voting and exchange trust agreement dated as of June 27, 2006 among Focus, Focus LP, and Valiant Trust Company;

"**Focus Exchangeable LP Units**" means the Class B limited partnership units of Focus, which are non-transferable and are exchangeable for no additional consideration into Focus Units on a one-for-one basis;

"**Focus Exchangeable LP Unitholders**" means the holders from time to time of Focus Exchangeable LP Units;

"**Focus Fairness Opinion**" has the meaning set forth in Section 4.2(v) hereof;

"**Focus Financial Statements**" means, collectively, the audited comparative consolidated financial statements of Focus as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Focus as at and for the three and nine month periods ended September 30, 2007 and 2006, together with the notes thereto;

"**Focus Incentive Plans**" means, collectively, the Focus Unit Award Incentive Plan and the Focus TURIP;

"**Focus Information**" means the information to be included in the Focus Information Circular describing Focus and its business, operations and affairs and the matters to be considered at the Focus Meeting;

"**Focus Information Circular**" means the information circular of Focus to be sent by Focus to the Focus Securityholders in connection with the Focus Meeting;

"Focus LP" means Focus Limited Partnership, a limited partnership organized under the Laws of Alberta;

"Focus LP Agreement" means the limited partnership agreement dated as of June 21, 2006 among FET Management Ltd., as general partner, Focus Commercial Trust and each Person who from time to time is accepted as and becomes a limited partner pursuant thereto, as amended, supplemented or restated;

"Focus Material Agreements" means, collectively, the Focus Trust Indenture, the Focus Exchangeable LP Unit Agreements, the Focus Unit Award Incentive Plan, the Focus TURIP, the Focus Credit Facilities and those other documents and agreements listed under the heading "Material Contracts" in Focus' annual information form for the year ended December 31, 2006 dated March 21, 2007;

"Focus Meeting" means the special meeting of Focus Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

"Focus Reserve Reports" has the meaning ascribed thereto in Section 4.2(aa);

"Focus Rights" means, collectively, all rights to receive or acquire Focus Units under the Focus Incentive Plans;

"Focus Securities" means, collectively, the Focus Units and the Focus Exchangeable LP Units;

"Focus Securityholders" means, collectively, the Focus Unitholders and the Focus Exchangeable LP Unitholders (and where the term "Focus Securityholders" is used in the context of the voting or approval of the Focus Securities, shall be deemed to include the Focus Exchangeable LP Unitholders voting or approving the applicable matter through the holder of the Focus Special Voting Right);

"Focus Special Voting Right" means the special voting right of Focus which entitles the holders of record of the Focus Exchangeable LP Units to a number of votes of the Focus Meeting equal to the Aggregate Equivalent Vote Amount;

"Focus Trust Indenture" means the trust indenture dated as of July 15, 2002 between Storm Energy Inc. (a predecessor to FET Resources) and the Focus Trustee, as amended;

"Focus Trustee" means Valiant Trust Company, in its capacity as the trustee under the Focus Trust Indenture;

"Focus TURIP" means the Trust Unit Rights Incentive Plan of Focus effective August 23, 2002 as amended as of May 17, 2007;

"Focus Unit Award Incentive Plan" means, collectively, the Unit Award Incentive Plan of Focus effective March 26, 2007 and the Schedule of Performance Multipliers made pursuant to such plan;

"Focus Unitholders" means the holders from time to time of Focus Units;

"Focus Units" means the trust units of Focus;

"GAAP" has the meaning ascribed thereto in Section 1.7;

"GLJ" means GLJ Petroleum Consultants Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Hazardous Substances**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"**Interim Order**" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Investment Canada Act**" means the *Investment Canada Act* (Canada), R.S.C. 1985, c. 28 (1st Supp.), and the regulations promulgated thereunder, as amended from time to time;

"**ITA**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, as applicable);

"**Material Adverse Change**" or "**Material Adverse Effect**" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Laws (including Tax Laws) and royalties; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of the date hereof; or (v) any changes or effects arising from matters permitted or contemplated by this Agreement, the Focus Disclosure Letter or consented to or approved in writing by the Other Party;

"**Material Subsidiary**" means a Subsidiary, the total assets of which constitute more than 5% of the consolidated assets of Enerplus or Focus (as applicable) as at September 30, 2007, or the total revenues of which constitute more than 5% of the consolidated revenues of Enerplus or Focus (as applicable) for the nine month period ended September 30, 2007;

"**NYSE**" means the New York Stock Exchange;

"**Original Agreement**" means the letter agreement dated December 2, 2007 among Enerplus, EnerMark, Focus and FET Resources;

"**Other Party**" means: (i) with respect to Enerplus and EnerMark, Focus and FET Resources; and (ii) with respect to Focus and FET Resources, Enerplus and EnerMark;

"**Paddock**" means Paddock Lindstrom Associates Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"**Parties**" means, collectively, the parties to this Agreement, and "**Party**" means any one of them, or where implied by the context, means Enerplus and EnerMark or Focus and FET Resources, as the case may be;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 7 hereof;

"**Profico Financial Statements**" means, collectively, the audited comparative consolidated financial statements of Profico Energy Management Ltd. as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Profico Energy Management Ltd. as at and for the three month periods ended March 31, 2006 and 2005, together with the notes thereto;

"**Public Record**" means all information filed by either Enerplus or Focus, as the case may be, after December 31, 2006 with any Securities Authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

"**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Authorities**" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

"**Sproule**" means Sproule Associates Limited, independent geological and petroleum engineering consultants of Calgary, Alberta;

"**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Enerplus or Focus, as the case may be);

"**Superior Proposal**" has the meaning set forth in Section 3.4(b)(v)(A);

"**Tax**" or "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not

limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Enerplus or Focus (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"**Tax Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"**TCP**" means "taxable Canadian property" for the purpose of paragraph 132(7)(a) of the ITA;

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

"**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "**this Agreement**", "**hereof**", "**herein**" and "**hereunder**" and similar expressions refer to this Agreement (including the exhibit attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof, including without limitation the Original Agreement.

1.6 Currency

All references to "$" or sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless specified otherwise.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("**GAAP**") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Enerplus, include disclosure to Enerplus or its representatives, or in the case of disclosure to Focus, include disclosure to Focus or its representatives.

1.9 Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10 Trust Power and Capacity

In this Agreement references to the power and capacity of Enerplus and Focus, as the case may be, are deemed to be references to that of the Enerplus Trustee and the Focus Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta, and pursuant to the powers of the trustees specified in the Enerplus Trust Indenture and the Focus Trust Indenture, respectively.

1.11 Exhibit

The following exhibit attached hereto is incorporated into and forms an integral part of this Agreement:

A - Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

(a) The Parties agree to carry out the Arrangement pursuant to which (among other things): (i) Focus Unitholders shall receive, for each Focus Unit held, 0.425 of an Enerplus Unit; and (ii) Focus Exchangeable LP Unitholders will not exchange Focus Exchangeable LP Units for Enerplus Units pursuant to the Arrangement, but following completion of the Arrangement such Focus Exchangeable LP Units will instead become exchangeable for Enerplus Units on the basis that

each Focus Exchangeable LP Unit shall be exchangeable, for no additional consideration, into 0.425 of an Enerplus Unit in accordance with the terms of the Focus Exchangeable LP Unit Agreements; all as more particularly described in the Plan of Arrangement attached as Exhibit A hereto.

(b) The Arrangement has been and shall continue to be structured:

(i) to allow Focus Unitholders to receive Enerplus Units on a tax-deferred basis for Canadian and United States income tax purposes, unless a Focus Unitholder elects to have the exchange of their Focus Units for Enerplus Units pursuant to the Arrangement carried out on a taxable basis for Canadian federal income tax purposes; and

(ii) such that the issuance of the Enerplus Units under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.

(c) Focus and FET Resources shall, with assistance from and the participation of Enerplus and EnerMark, file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Focus Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and related matters to be considered at the Focus Meeting.

(d) Provided all necessary approvals for the Arrangement Resolution are obtained from the Focus Securityholders, Focus and FET Resources shall, with assistance from and the participation of Enerplus and EnerMark, submit the Arrangement to the Court and apply for the Final Order.

(e) Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of Enerplus and EnerMark on the one hand and Focus and FET Resources on the other hand shall execute and deliver such closing documents and instruments and forthwith proceed at the Closing Time to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2 Interim Order

The Interim Order shall provide that:

(a) the securities of Focus for which holders shall be entitled to vote on the Arrangement Resolution at the Focus Meeting shall be the Focus Units and the Focus Special Voting Right;

(b) the Focus Unitholders and the holder of the Focus Special Voting Right shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each Focus Unitholder being entitled to one vote for each Focus Unit held by such holder and the holder of the Focus Special Voting Right being entitled to that number of votes equal to the Aggregate Equivalent Vote Amount; and

(c) the requisite majority for the approval of the Arrangement Resolution shall be: (i) two thirds of the votes cast by the Focus Unitholders and the holder of the Focus Special Voting Right present in person or by proxy at the Focus Meeting; and (ii) if required, a majority of the votes cast by the Focus Unitholders and the holder of the Focus Special Voting Right present in person or by

proxy, after excluding the votes by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501.

2.3 Information Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, Focus and FET Resources shall, with assistance from and the participation of Enerplus and EnerMark: (i) prepare the Focus Information Circular and cause such circular to be mailed to the Focus Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and (ii) convene and hold the Focus Meeting, at which meeting the Arrangement Resolution shall be submitted to the Focus Securityholders entitled to vote upon such resolution for approval.

2.4 Employees

(a) Unless otherwise agreed among the Parties, EnerMark will, in accordance with Section 3.1(c), not less than one week prior to the Effective Date, determine the Focus Employees who will either be offered employment with EnerMark or be provided with confirmations of employment, as the case may be (such Focus Employees being the "**Continuing Employees**"). The Continuing Employees, unless their employment is terminated, shall continue their employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.

(b) In the event that the employment of any Focus Employee is not continued as a Continuing Employee by EnerMark and such employee is thereby entitled to a severance payment, or such employee is otherwise entitled to a severance payment at law, the amount of such severance payment shall be agreed on by the Parties, acting reasonably.

(c) The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Focus Incentive Plans and the Focus Employment Agreements. The Focus Disclosure Letter includes a *bona fide*, good faith estimate by Focus as of the date hereof, having regard to the assumptions set forth therein, of all obligations of Focus pursuant to all employment or consulting services agreements (other than those consulting agreement contemplated in Section 5.2(h)), termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Focus incentive plan (including, without limitation, the Focus Incentive Plans and the Focus Employment Agreements), arising out of or in connection with the Arrangement (collectively, the "**Focus Change of Control Payments**"). For greater certainty, the Focus Change of Control Payments disclosed in the Focus Disclosure Letter exclude any severance payments that may become payable as a result of the events described in Section 2.4(b), other than pursuant to the Focus Employment Agreements.

(d) (i) The Parties agree that upon approval of the Arrangement by Focus Securityholders, and prior to the Effective Date, all outstanding unit and right entitlements under the Focus Incentive Plans may be amended, to the extent necessary, to allow the payment of all such entitlements in cash. In calculating the cash entitlement under the Focus Unit Award Incentive Plan, Focus shall use the five day volume weighted average trading price of the Focus Units during the five trading days ending on the second Business Day immediately prior to the Effective Date (the "**VWAP**"), and in calculating the cash entitlement under the Focus TURIP, Focus shall use the VWAP less the exercise price

(adjusted for the February 15, 2008 distribution payment). In addition, Focus may purchase and cancel all of the "out-of-the-money" rights under the Focus TURIP at an amount of not more that $0.01 per right. To the extent that the holders do not elect to receive cash under the Focus Incentive Plans, as so amended, such entitlements shall be paid in Focus Units issued from treasury. To the extent that all of the holders of rights under the Focus TURIP do not exercise such rights, elect to receive cash or sell to Focus the "out-of-the-money" rights, the rights outstanding under the Focus TURIP plan shall be amended such that holders of rights shall only be entitled receive Enerplus Units upon the exercise of such rights, adjusted in accordance with the exchange ratio set forth in Section 2.1(a).

(ii) The Parties agree that the Focus Change of Control Payments that are payable in cash shall be paid to the Focus Employees entitled thereto in accordance with their terms and in any event as soon as practicable following the Effective Time concurrent with the execution of releases in substantially the forms thereof appended to the Focus Employment Agreements.

(e) The Parties acknowledge that the Arrangement will not result in a "change of control" or any other form of accelerated vesting for the purposes of the Enerplus Incentive Plans and any executive employment or change of control agreements applicable to the employees of Enerplus and its Subsidiaries or the directors of EnerMark (including the Enerplus Employment Agreements) and will not constitute a "change of control" or result in accelerated vesting for the purposes of any other employment or consulting services agreement, incentive, bonus or similar plan.

(f) The Parties agree that is the current intention of Enerplus and EnerMark to appoint two of the current directors of FET Resources to the Enerplus Board at the Effective Time, such individuals currently anticipated to be Mr. David P. O'Brien and Mr. Clayton H. Woitas.

2.5 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about February 13, 2008 or as soon thereafter as reasonably practicable and in any event by February 28, 2008. The parties agree that the Effective Date will not occur prior during the period from January 31, 2008 to February 10, 2008 inclusive.

2.6 United States Tax Considerations

The Parties intend that the series of transactions to be conducted pursuant to the Plan of Arrangement ("**Combination Transactions**"), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a "reorganization" within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the "**Code**"). This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g). Each Party agrees that it shall: (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes; (b) treat the Combination Transactions as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code; and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take

any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to Focus and the Focus Unitholders.

2.7 Post-Closing Wind-up

On the date after the Effective Date, Enerplus shall cause Focus to file an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to classify Focus as a disregarded entity for United States federal income tax purposes as permitted under Section 7701 of the Code and the Treasury Regulations promulgated thereunder and at all times after the Effective Time, Enerplus shall be the sole unitholder and equity holder in Focus. Furthermore, Focus shall not engage in any business or hold any assets (other than a minimal amount of cash) from the Effective Time until the day after such election is filed with the U.S. Internal Revenue Service.

ARTICLE 3
COVENANTS

3.1 Covenants of Enerplus and EnerMark

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Focus (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) Enerplus' affairs and the business of EnerMark and each of Enerplus' other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement, and further provided that this Section 3.1(a) shall not restrict Enerplus or any Subsidiary of Enerplus from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition or disposition of any oil and/or natural gas assets or properties or of the security interests in any person engaged in the oil and/or natural gas business in any manner, including other than in the usual and ordinary course consistent with past practices, and provided that the doing of any such thing does not have a Material Adverse Effect on Enerplus;

(b) Enerplus shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) except with respect to (A) the amendment and restatement of the Enerplus Trust Indenture to clarify Enerplus' eligibility for the "direct registration system" requirement for U.S.-listed issuers, and (B) the amendment to the articles of amalgamation of EnerMark to increase the maximum number of directors of EnerMark, amend its constating documents; (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions not to exceed $0.42 per Enerplus Unit (it being

understood that Enerplus has no current intention to change its distribution policy); (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions; (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to the Enerplus Trust Indenture); (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; provided that this Section 3.1(b) shall not restrict Enerplus or any of Enerplus' Subsidiaries from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to the acquisition or disposition of any oil and/or natural gas assets or properties or of the security interests in any Person engaged in the oil and/or natural gas business in any manner, including by doing any of the things specifically enumerated herein and provided that the doing of any such thing does not have a Material Adverse Effect on Enerplus;

(c) EnerMark will, not less than one week prior to the Effective Date, determine the list of Focus Employees who will not be Continuing Employees and the amounts payable in respect of severance obligations to those Focus Employees who will not be Continuing Employees, if any, and will, on or before the Effective Date, provide offers or continuations of employment, as the case may be, to be made to the Continuing Employees;

(d) Enerplus shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(e) Enerplus shall promptly notify Focus in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Enerplus, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Enerplus in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and Enerplus shall in good faith discuss with Focus any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Enerplus, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Focus pursuant to this provision;

(f) Enerplus shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Focus on or prior to the Effective Date;

(g) Enerplus shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Enerplus;

(h) Enerplus will assist Focus in the preparation of the Focus Information Circular and provide to Focus, in a timely manner, all information as may be reasonably requested by Focus with respect to Enerplus for inclusion in the Focus Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on

the date of issue thereof and to enable Focus to meet the standard referred to in Section 3.2(q) with respect to Enerplus and the Arrangement;

(i) Enerplus shall indemnify and save harmless Focus and the directors, officers and agents of Focus and FET Resources, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Focus or FET Resources, or any director, officer or agent thereof, may be subject or which Focus or FET Resources, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation contained solely in the Enerplus Information included in the Focus Information Circular or in any material filed by Enerplus in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in any material filed by or on behalf of Enerplus in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Enerplus Units; and

(iii) Enerplus not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Enerplus shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Focus Information included in the Focus Information Circular, on information provided by Focus for inclusion in the Focus Information Circular or the negligence of Focus;

(j) except for non-substantive communications with securityholders, Enerplus will furnish promptly to Focus or Focus' counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Enerplus in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(k) Enerplus will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Enerplus in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(l) if required, for so long as (i) any "affiliate" (as such term is defined in Rule 405 under the U.S. Securities Act) of Focus (determined immediately prior to the Closing Time) holds Enerplus Units that were received in exchange for its Focus Units pursuant to the Arrangement and (ii) the provisions of Rule 145(d)(2) or (3) under the U.S. Securities Act are not available for the resale of such Enerplus Units by such affiliate within the United States, Enerplus shall make available adequate current public information with respect to Enerplus as contemplated by Rule 144(c) under the U.S. Securities Act;

(m) prior to the Effective Date, Enerplus will: (i) make application to list the Enerplus Units issuable or to be made issuable pursuant to the Arrangement on the TSX and on the NYSE, and (ii) use its reasonable commercial efforts to obtain approval for the listing of such Enerplus Units on the TSX and on the NYSE; and

(n) Enerplus shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, and Enerplus shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2 Covenants of Focus and FET Resources

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Enerplus (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) Focus' affairs and the business of FET Resources and each of Focus' other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Focus shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to $0.14 per Focus Unit and Focus Exchangeable LP Unit; (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions (and for greater certainty, the only distribution record dates occurring from the date hereof until February 28, 2008 inclusive are December 31, 2007 and January 31, 2008); (iv) issue or agree to issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Focus or any of its Subsidiaries (other than to Focus or any of its Subsidiaries), including, without limitation, securities convertible into or exchangeable or exercisable for trust units, or otherwise evidencing a right to acquire trust units, other than the issuance of Focus Units pursuant to the exercise of currently outstanding Focus Rights or pursuant to the Focus DRIP; (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to the Focus Trust Indenture); (vi) split, combine or reclassify any of its trust units; (vii) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Focus will not, and will not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following (except as previously disclosed on the Public Record): (i) sell, pledge,

dispose of or encumber any assets having an individual value in excess of $3 million or $10 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend more than $3 million individually or $10 million in the aggregate with respect to any capital expenditures except to the extent that such expenditures are set forth in the capital budgets disclosed to Enerplus or EnerMark prior to the date hereof; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) reorganize, amalgamate, merge or otherwise combine Focus or any of its Subsidiaries with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of Focus as of the date hereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) except as disclosed to Enerplus and EnerMark in writing in the Focus Disclosure Letter, acquire any assets with an acquisition cost in excess of $3 million individually or $10 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Focus Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) except so as to permit the acceleration of the vesting of currently outstanding Focus Rights and the payment of the Focus Change of Control Payments as contemplated by Section 2.4, neither Focus nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) except so as to permit the acceleration of the vesting of currently outstanding Focus Rights and the payment of the Focus Change of Control Payments as contemplated by Section 2.4, Focus shall not, and shall cause each of its Subsidiaries to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof and except pursuant to the Focus Change of Control Payments;

(f) except so as to permit the acceleration of the vesting of currently outstanding Focus Rights and the payment of the Focus Change of Control Payments as contemplated by Section 2.4, Focus shall not, and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee

or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any "change of control", severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation or other compensation or other similar plan (or amend any outstanding rights thereunder), or form a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements (including the Focus Incentive Plans and the Focus Rights); or (v) advance any loan to any officer, director or any other party not at arm's length to Focus and its Subsidiaries;

(g) each of Focus and FET Resources shall use its commercially reasonable efforts to ensure that all outstanding Focus Rights are either paid, issued, terminated, expired or surrendered prior to the Effective Time, provided that, other than as contemplated by Section 2.4, Focus and FET Resources shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Focus Rights, except to permit the accelerated vesting of Focus Rights (if required) and to cause the payment, issue, cancellation, termination, expiry or surrender of the Focus Rights prior to the Effective Time without payment therefor;

(h) Focus shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Focus will pay all premiums in respect of such insurance policies that become due after the date hereof;

(i) each of Focus and FET Resources shall use reasonable commercial efforts to cause the resignation of each of the directors and officers of FET Resources immediately following the Effective Time and to cause such directors and officers to provide releases in substantially the form appended to the Focus Employment Agreements;

(j) Focus shall suspend or terminate the Focus DRIP prior to the record date of January 31, 2008 for the distribution to be paid in February 15, 2008;

(k) Focus shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(l) Focus shall promptly notify Enerplus in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Focus, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Focus in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Focus shall in good faith discuss with Enerplus any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Focus, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Enerplus pursuant to this provision;

(m) Focus shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(n) Focus shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Enerplus on or prior to the Effective Date;

(o) Focus shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Focus;

(p) Focus shall convene and hold the Focus Meeting, at which meeting the Arrangement Resolution shall be submitted to the Focus Securityholders entitled to vote upon such resolution for approval, and Focus shall provide notice to Enerplus of the Focus Meeting and allow Enerplus' representatives to attend such meeting;

(q) subject to compliance by Enerplus with Section 3.1(h), Focus will ensure that the Focus Information Circular provides Focus Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Enerplus Information in the Focus Information Circular in the form approved by Enerplus, acting reasonably, and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by Focus or Enerplus that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Focus Board that the Arrangement is fair to Focus Securityholders and is in the best interests of Focus and Focus Securityholders, and include the unanimous recommendation of the Focus Board that the Focus Securityholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Focus' financial advisor dated as of the date of the Focus Information Circular that the consideration to be received by the Focus Securityholders under the Arrangement is fair, from a financial point of view, to Focus Securityholders; provided that, notwithstanding the covenants of Focus in this subsection, prior to the completion of the Arrangement, the Focus Board may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the Focus Board, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Focus Board and, if applicable, provided the Focus Board shall have complied with the provisions of Sections 3.4 and 6.1;

(r) Focus shall indemnify and save harmless Enerplus and the directors, officers and agents of Enerplus and EnerMark, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Enerplus or EnerMark, or any director, officer or agent thereof, may be subject or which Enerplus or EnerMark, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

    (i) any misrepresentation or alleged misrepresentation in the Focus Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Focus Information Circular or in any material filed by or on behalf of Focus in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Focus Units; and

(iii) Focus not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Focus shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Enerplus Information included in the Focus Information Circular or the negligence of Enerplus;

(s) except for proxies and other non-substantive communications with securityholders, Focus will furnish promptly to Enerplus or Enerplus' counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Focus in connection with: (i) the Arrangement; (ii) the Focus Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(t) Focus shall solicit proxies to be voted at the Focus Meeting in favour of matters to be considered at the Focus Meeting, including the Arrangement Resolution, provided that Focus may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(u) Focus shall use reasonable commercial efforts to cause the mailing of the Focus Information Circular to Focus Securityholders by January 5, 2008 and in any event by January 22, 2008, and Focus shall conduct the Focus Meeting in accordance with the Focus Trust Indenture and any other instrument governing the Focus Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(v) Focus will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Focus in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(w) in the event that dissent rights are given to Focus Securityholders under the terms of the Interim Order, Focus shall promptly advise Enerplus of the number of Focus Securities for which Focus receives notices of dissent or written objections to the Arrangement and provide Enerplus with copies of such notices and written objections;

(x) prior to the Effective Date, Focus will cooperate with Enerplus in making application to list the Enerplus Units issuable or to be made issuable pursuant to the Arrangement on the TSX and on the NYSE;

(y) Focus shall use reasonable commercial efforts to cause all Focus Rights to be exercised, paid surrendered or cancelled prior to the Effective Time, including to obtain agreements from holders of Focus Rights to agree to so exercise, pay, surrender or cancel such Focus Rights; and

(z) Focus shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, and Focus shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Enerplus, EnerMark, Focus and FET Resources will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and to obtain all necessary waivers, consents and approvals required to be obtained by it in connection with the Arrangement, including, without limitation, including under the Competition Act and the Investment Canada Act, and each of the Parties will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, assisting with the preparation and filing of any applications;

(d) to cooperate such that EnerMark (or its successor under the Arrangement) shall enter into written agreements effective as of the Effective Date satisfactory to each of Enerplus and Focus, acting reasonably, pursuant to which EnerMark shall agree that, for a period of six years after the Effective Date, EnerMark shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of Enerplus and Focus (provided that EnerMark may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of EnerMark and FET Resources with respect to claims arising from facts or events which occurred before the Effective Date, or such that Focus shall have arranged for such insurance utilizing its current insurance broker on terms satisfactory to Enerplus and EnerMark, acting reasonably;

(e) to ensure that the aggregate value of Enerplus' TCP following completion of the Agreement is not greater than 7% of the aggregate fair market value of the issued and outstanding Enerplus Units at such time; and

(f) to cooperate with the Other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the Other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the Other Party and its tax advisors shall consider necessary, acting reasonably, provided that: (i) Focus and FET Resources shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to

be received under the Arrangement by the Focus Securityholders; and (ii) Enerplus and EnerMark shall not be obligated to consent or agree to any structuring that: (A) could have an adverse effect on its "mutual fund trust" status under the ITA or its level of ownership of property that is TCP; (B) has the effect of increasing the consideration to be paid by Enerplus under the Arrangement; or (C) that would reduce, for the purposes of the ITA, the aggregate cost amount of assets held directly by Focus to less than $1.1 billion,

and each of Enerplus and Focus will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of EnerMark and FET Resources, subject in all cases to the Confidentiality Agreement.

3.4 Focus and FET Resources Covenants Regarding Non-Solicitation

(a) Focus and FET Resources shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Focus or FET Resources relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Neither Focus or FET Resources shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Focus and FET Resources and their officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Focus or FET Resources or any of their officers, directors or employees or

any financial advisor, expert or other representative retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of Focus substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Enerplus as set out below), may furnish to such third party information concerning Focus or FET Resources and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written *bona fide* Acquisition Proposal which the Focus Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Focus Unitholders than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Focus Board that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under Applicable Laws and the constating documents of Focus (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Focus and FET Resources provide prompt notice to Enerplus to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to Enerplus, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Focus and FET Resources shall notify the Enerplus orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the Enerplus, copies of all information provided to such Party and all other information reasonably requested by Enerplus), within 24 hours of the receipt thereof, shall keep Enerplus informed of the status and details of any such inquiry, offer or proposal and answer Enerplus' questions with respect thereto; and

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Focus Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under Applicable Laws and Focus and FET Resources comply with their obligations set forth in Section 3.4(c) and terminate this Agreement in accordance with Section 8.1(d), and concurrently therewith pay the amount required by Section 6.1 to Enerplus.

(c) Following receipt of a Superior Proposal, Focus and FET Resources shall give Enerplus, orally and in writing, at least 72 hours advance notice of any decision by the Focus Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Focus Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Focus and FET Resources agree not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period Focus and FET Resources shall, and shall cause their financial and legal advisors to, negotiate in good faith with Enerplus and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Focus and FET Resources to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Enerplus and EnerMark propose to amend this Agreement and the Arrangement to provide the Focus Unitholders with a value per Focus Unit equal to or having a value greater than the value per Focus Unit provided in the Superior Proposal and so advise the Focus Board prior to the expiry of such 72 hour period, the Focus Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) Enerplus and EnerMark agree that all information that may be provided to them by Focus and FET Resources with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "Evaluation Material" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce their rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4 applicable to such Party. Each Party shall be responsible for any breach of this Section 3.4 by such Party's officers, directors, employees, investment bankers, advisers or representatives.

3.5 Provision of Information; Access

From and after the date hereof, Focus and FET Resources shall provide Enerplus and EnerMark and their representatives access, during normal business hours and at such other time or times as Enerplus and EnerMark may reasonably request, to their premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Enerplus and EnerMark all information concerning their businesses, properties and personnel as Enerplus and EnerMark may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Enerplus and EnerMark to be in a position to expeditiously and efficiently integrate the businesses and operations of Focus and Enerplus immediately upon but not prior to the Effective Date. Without limitation, representatives of Enerplus and EnerMark will be permitted to attend FET Resources' weekly operations meetings. Focus and FET Resources agree to keep Enerplus and EnerMark fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Focus and FET Resources. Focus and FET Resources shall confer with and obtain Enerplus' and EnerMark's approval (not to be unreasonably withheld or delayed), prior to

taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Enerplus

Each of Enerplus and EnerMark hereby jointly and severally make the representations and warranties set forth in this Section 4.1 to and in favour of Focus and FET Resources and acknowledge that each of Focus and FET Resources is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.1, all references to Enerplus shall be deemed to be references to Enerplus and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a) Organization and Qualification. Enerplus and each Subsidiary of Enerplus that is a trust is a trust duly created and validly existing under the Laws of the jurisdiction of its formation and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Each Subsidiary of Enerplus that is a partnership is a partnership duly created and validly existing under the Laws of the jurisdiction of its formation, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of such partnership as now conducted by such partnership. EnerMark and each other Subsidiary of Enerplus that is a corporation is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Enerplus and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Enerplus. Copies of the constating documents of Enerplus (including the Enerplus Trust Indenture) made available to Focus or its counsel, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. EnerMark has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Enerplus, as applicable, and each of Enerplus and EnerMark has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Enerplus and EnerMark of the Arrangement have been duly authorized by the Enerplus Board and no other proceedings on the part of Enerplus or EnerMark are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Enerplus and EnerMark and constitutes a legal, valid and binding obligation of each of Enerplus and EnerMark enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Material Subsidiaries. Enerplus has no Material Subsidiaries other than EnerMark, Enerplus Resources Corporation, Enerplus Oil & Gas Ltd., Enerplus Commercial Trust and Enerplus Resources (USA) Corporation.

(d) No Violations. Except as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Enerplus and EnerMark nor the consummation of the Arrangement nor compliance by Enerplus and EnerMark with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Enerplus or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Enerplus Trust Indenture or the articles, by-laws, shareholder agreements or other constating document of Enerplus, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Enerplus is a party or to which it, or any of its properties or assets, may be subject or by which Enerplus is bound (including, without limitation, the agreements and instruments governing the Enerplus Credit Facilities); or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Enerplus or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Enerplus, or significantly impede the ability of Enerplus to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Enerplus; and

(ii) other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post-Arrangement, (A) there is no legal impediment to Enerplus' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Enerplus in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Enerplus, or significantly impede the ability of Enerplus to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Enerplus and EnerMark, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Enerplus or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Enerplus which, if successful, would reasonably be expected to have a Material Adverse Effect on Enerplus, or would significantly impede the ability of Enerplus to consummate the Arrangement.

(f) Taxes, etc.

(i) All Tax Returns required to be filed by or on behalf of Enerplus have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Enerplus with respect to items or periods covered by such Tax Returns.

(ii) Enerplus has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP.

(iii) For all periods ended on and after December 31, 2006, Enerplus has made available to Focus true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Enerplus or on behalf of Enerplus relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Enerplus.

(iv) No material deficiencies exist or have been asserted with respect to Taxes of Enerplus.

(v) Enerplus is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Enerplus and EnerMark, has such an event been asserted or threatened against Enerplus or any of its assets that would have a Material Adverse Effect on Enerplus. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Enerplus. No audit by tax authorities of Enerplus is in process or pending, to the knowledge of Enerplus, which individually, or in aggregate, could reasonably be expected to have a Material Adverse Effect on Enerplus.

(vi) Enerplus has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Enerplus arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Enerplus.

(g) Reporting Issuer Status. Enerplus is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Enerplus Units are registered pursuant to Section 12 of the U.S. Exchange Act and Enerplus is in material compliance with all applicable U.S. Securities Laws, including the applicable provisions of the *Sarbanes Oxley Act of 2002*. The Enerplus Units are listed and posted for trading on the TSX and the NYSE and Enerplus is in material compliance with the rules of the TSX and the NYSE.

(h) Capitalization. As of the date hereof, the authorized capital of Enerplus consists of an unlimited number of Enerplus Units, and EnerMark may also authorize the creation and issuance of Special Voting Rights (as defined in the Enerplus Trust Indenture). As of the date hereof, there were issued and outstanding not more than 130 million Enerplus Units and no Special Voting Rights, and other than: (i) not more than 3.5 million Enerplus Units issuable upon the exercise of rights that are currently issued and outstanding under the Enerplus Trust Unit Rights Incentive Plan, and

(ii) Enerplus Units which may be issued pursuant to the Enerplus DRIP, (the securities listed in Subsections 4.1(h)(i) and (ii) are collectively, the "**Enerplus Instruments**"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Enerplus of any securities of Enerplus (including Enerplus Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Enerplus (including Enerplus Units). All outstanding Enerplus Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Enerplus Units issuable pursuant to the Enerplus Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, Enerplus is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the Subsidiaries of Enerplus with good title thereto free and clear of any and all encumbrances. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Enerplus' Subsidiaries of any securities of Enerplus' Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Enerplus' Subsidiaries. All outstanding securities of Enerplus' Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Enerplus Units or any other securities of Enerplus has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Enerplus and EnerMark, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of Enerplus' affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and Enerplus is not in material default under any such agreement.

(l) Filings. Enerplus has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. EnerMark will deliver to FET Resources, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Enerplus with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Focus, as to which Enerplus and EnerMark make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) No Material Adverse Change. Since January 1, 2007, other than as disclosed in the Public Record: (i) Enerplus has conducted its business only in the ordinary and normal course, (ii) no

liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Enerplus has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Enerplus.

(n) Books and Records. The records and minute books of Enerplus and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates: (i) the Enerplus Financial Statements; (ii) Enerplus' Annual Information Form dated March 12, 2007 (including all documents incorporated by reference therein); (iii) Enerplus' information circular and proxy statement dated March 12, 2007 for the annual general meeting of Enerplus Unitholders held on May 4, 2007; (iv) all Enerplus press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2007; (v) Enerplus' annual report of Form 40-F filed with the SEC on March 12, 2007; and (vi) all prospectuses or other offering documents used by Enerplus in the offering of its securities or filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. Since January 1, 2007, Enerplus has not filed any material change reports which continue to be confidential. The Enerplus Financial Statements and other financial statements of Enerplus included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial position, results of operations and cash flows of Enerplus on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Enerplus on a consolidated basis. There has been no material change in Enerplus' accounting policies, except as described in the notes to the Enerplus Financial Statements, since January 1, 2006.

(p) Absence of Undisclosed Liabilities. Enerplus has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Enerplus Financial Statements (the "**Enerplus Balance Sheet**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Enerplus Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the Enerplus Balance Sheet and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on Enerplus.

(q) Environmental. Except as disclosed in the Public Record or disclosed to Focus in writing prior to the date hereof, there have not occurred any material spills, emissions or pollution on any

property of Enerplus, nor has Enerplus been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Enerplus. All operations of Enerplus have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on Enerplus. Enerplus is not subject to nor are Enerplus or EnerMark aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to Enerplus, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would reasonably be expected to have a Material Adverse Effect on Enerplus.

(r) Title. Although they do not warrant title, neither Enerplus nor EnerMark has any knowledge or is aware of any defects, failures or impairments in the title of Enerplus to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of Enerplus; or (iii) the current consolidated cash flow of Enerplus.

(s) Licences. Except as disclosed in the Public Record, Enerplus has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on Enerplus.

(t) Compliance with Laws. Enerplus has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on Enerplus or on the ability of Enerplus to consummate the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Public Record or as otherwise disclosed in writing to Focus prior to the date hereof, Enerplus has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Employee Benefit Plans. Enerplus has made available to Focus or its counsel prior to the date hereof true, complete and correct copies of each employee benefits plan (the "**Enerplus Employee Plans**") covering active, former or retired employees of Enerplus, any related trust

agreement, annuity or insurance contract or other funding vehicle, and: (i) each Enerplus Employee Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefore; (ii) all required material employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Enerplus Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Enerplus and EnerMark, there are no pending or anticipated material claims against or otherwise involving any of the Enerplus Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Enerplus Employee Plan activities) has been brought against or with respect to any Enerplus Employee Plan; (v) all material contributions, reserves or premium payments required to be made to the Enerplus Employee Plans have been made or provided for; and (vi) Enerplus has no material obligations for retiree health and life benefits under any Enerplus Employee Plan.

(w) Insurance. Policies of insurance are in force as of the date hereof naming Enerplus as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Enerplus operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(x) Indebtedness To and By Officers, Directors and Others. Enerplus is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Enerplus, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Enerplus.

(y) Information to Independent Engineers. Enerplus and EnerMark have no reason to believe that: (i) the report prepared by Sproule dated February 14, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Enerplus as of December 31, 2006; (ii) the report prepared by GLJ dated February 2, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids, natural gas and bitumen reserves and resources and future net production revenues attributable to certain of the properties of Enerplus as of December 31, 2006; and (iii) the report prepared by D&M dated February 1, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Enerplus as of December 31, 2006 (collectively, the "**Enerplus Reserve Reports**") and, if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Focus Information Circular, whether in addition to or as a replacement to the Enerplus Reserve Reports, were not accurate in all material respects as at the effective date of such reports and, except for any impact of changes in commodity prices, which may or may not be material, Enerplus and EnerMark have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in those reports. Enerplus has provided to Sproule, GLJ and D&M all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and

operating data respecting the principal oil and gas assets of Enerplus, in each case as at the effective dates of such reports and, in particular, all material information respecting the interests of Enerplus in its principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(z) No Insider Rights. No director, officer, insider or other party not at arm's length to Enerplus has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Enerplus.

(aa) No Defaults under Leases and Agreements.

(i) Enerplus has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Enerplus' oil and gas assets to which Enerplus is a party or by or to which Enerplus or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Enerplus.

(ii) To its knowledge:

(A) Enerplus is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Enerplus.

(bb) No Encumbrances. Enerplus has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate.

(cc) No Reduction of Interests. Except as is reflected in the Enerplus Reserve Reports, none of Enerplus' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Enerplus except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Enerplus.

(dd) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Enerplus' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Enerplus.

(ee) Operation and Condition of Wells. All wells in which Enerplus holds an interest:

(i) for which Enerplus was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii) for which Enerplus was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Enerplus.

(ff) Operation and Condition of Tangibles. Enerplus' tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i) for which Enerplus was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Enerplus was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which Enerplus was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Enerplus was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Enerplus.

(gg) Brokers and Finders. Enerplus has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Enerplus as financial or strategic advisors in connection with certain matters including the transactions contemplated hereby, as publicly disclosed. After the payment of such financial obligations to Enerplus' financial advisors, Enerplus will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(hh) Employment and Officer Obligations. Other than the Enerplus Employment Agreements, EnerMark's existing employee health and benefit plans and the Enerplus Incentive Plans, there are no other material employment or consulting services agreements, termination, severance and retention plans or policies of Enerplus. Except as otherwise agreed by the Parties, the obligations of Enerplus under the Enerplus Employment Agreements and all other employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Enerplus incentive plan, arising out of or in connection with the Arrangement shall be nil.

(ii) Mutual Fund Trust. Enerplus is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(jj) Place of Principal Offices. The principal offices of Enerplus are not located within the United States.

(kk) Foreign Private Issuer. Enerplus is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(ll) Investment Company and PFIC. Enerplus is not registered, and to the best of its knowledge is not required to be registered, as an investment company pursuant to the United States *Investment Company Act of 1940*, as amended, and Enerplus believes that it was not, in 2006 and prior years, and does not expect to be in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

(mm) Off-Balance Sheet Arrangements. Enerplus does not have any material "off-balance sheet arrangements" as such term is defined in Form 40-F adopted by the SEC.

(nn) Board Approval. The Enerplus Board has unanimously approved the Arrangement and approved this Agreement and has unanimously determined that the Arrangement and this Agreement are in the best interests of Enerplus and the Enerplus Unitholders.

(oo) Disclosure. To the knowledge of Enerplus, Enerplus has not withheld from Focus any material information or documents concerning Enerplus or any of its Subsidiaries or their respective assets or liabilities during the course of Focus' review of Enerplus and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Focus by Enerplus pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

4.2 Representations and Warranties of Focus

Each of Focus and FET Resources hereby jointly and severally make the representations and warranties set forth in this Section 4.2 to and in favour of Enerplus and EnerMark and acknowledge that each of Enerplus and EnerMark is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.2, all references to Focus shall be deemed to be references to Focus and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a) Organization and Qualification. Focus and each Subsidiary of Focus that is a trust is a trust duly created and validly existing under the Laws of the jurisdiction of its formation and has the

requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Each Subsidiary of Focus that is a partnership is a partnership duly created and validly existing under the Laws of the jurisdiction of its formation, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of such partnership as now conducted by such partnership. FET Resources and each other Subsidiary of Focus that is a corporation is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Focus and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Focus. Copies of the constating documents of Focus and its Subsidiaries (including the Focus Trust Indenture and the Focus Exchangeable LP Unit Agreements) provided to EnerMark, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. FET Resources has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Focus, as applicable, and each of Focus and FET Resources has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Focus and FET Resources of the Arrangement have been duly authorized by the Focus Board and, subject to the requisite approval of the Focus Securityholders, no other proceedings on the part of Focus or FET Resources are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Focus and FET Resources and constitutes a legal, valid and binding obligation of each of Focus and FET Resources enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Material Subsidiaries. Focus has no Material Subsidiaries other than FET Resources, Focus Commercial Trust, Focus LP, FET Operating Partnership, FET Energy LP, Focus B.C. Trust and Tommy Lakes Partnership.

(d) No Violations. Except with respect to the change of control provisions in the Focus Credit Facilities and FET Resources' office lease agreement or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Focus and FET Resources nor the consummation of the Arrangement nor compliance by Focus and FET Resources with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Focus or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the Focus Material Agreements or the articles, by-laws, shareholder agreements or other constating document of Focus; or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Focus is a party or to which it, or any of its

properties or assets, may be subject or by which Focus is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Focus or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Focus, or significantly impede the ability of Focus to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Focus; and

(ii) other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post-Arrangement, and except for the requisite approval of Focus Securityholders: (A) there is no legal impediment to Focus' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Focus in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Focus, or significantly impede the ability of Focus to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Focus and FET Resources, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Focus or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Focus which, if successful, would reasonably be expected to have a Material Adverse Effect on Focus, or would significantly impede the ability of Focus to consummate the Arrangement.

(f) Taxes, etc.

(i) All Tax Returns required to be filed by or on behalf of Focus have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Focus with respect to items or periods covered by such Tax Returns;

(ii) Focus has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) For all periods ended on and after December 31, 2006, Focus has made available to Enerplus true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Focus or on behalf of Focus relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Focus;

(iv) No material deficiencies exist or have been asserted with respect to Taxes of Focus;

(v) Focus is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Focus and FET Resources, has such an event been asserted or threatened against Focus or any of its assets that would have a Material Adverse Effect on Focus. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Focus. No audit by tax authorities of Focus is in process or pending, to the knowledge of Focus, which individually, or in aggregate, could reasonably be expected to have a Material Adverse Effect on Focus; and

(vi) Focus has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Focus arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Focus.

(g) Reporting Issuer Status. Focus is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Focus Units are listed and posted for trading on the TSX and Focus is in material compliance with the rules of the TSX.

(h) Capitalization. The authorized capital of Focus consists of an unlimited number of Focus Units and the Special Voting Right. The authorized capital of Focus consists of an unlimited number of Class A limited partnership units and an unlimited number of Focus Exchangeable LP Units. As of the date hereof, there were issued and outstanding not more than 70.67 million Focus Units and not more than 9.2 million Focus Exchangeable LP Units. Other than: (i) not more than 2,018,031 Focus Units issuable pursuant to issued and outstanding grants made under the Focus TURIP; (ii) Focus Units that may be issued pursuant to 330,000 restricted awards and 630,000 performance awards granted under the Focus Unit Award Incentive Plan; (iii) not more than 9.2 million Focus Units issuable upon the exchange of the Focus Exchangeable LP Units; and (iv) Focus Units which may be issued pursuant to the Focus DRIP, (the securities listed in Subsection 4.2(h)(i) through (iv) are collectively the "**Focus Securities Instruments**"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Focus of any securities of Focus (including Focus Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Focus (including Focus Units). All outstanding Focus Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Focus Units issuable pursuant to the Focus Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, and except with respect to not more than 9.2 million Focus Exchangeable LP Units, Focus is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the Subsidiaries of Focus with good title thereto free and clear of any and all encumbrances. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Focus' Subsidiaries of any securities of Focus' Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of Focus'

Subsidiaries. All outstanding securities of Focus' Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Focus Units, the Focus Exchangeable LP Units or any other securities of Focus has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Focus and FET Resources, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of Focus' affairs or businesses, as applicable, except for those agreements disclosed in the Public Record or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and Focus is not in material default under any such agreement.

(l) Filings. Focus has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. FET Resources will deliver to EnerMark, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Focus with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Enerplus, as to which Focus and FET Resources make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) No Material Adverse Change. Since January 1, 2007, other than as disclosed in the Public Record: (i) Focus has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Focus, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Focus.

(n) Books and Records. The records and minute books of Focus and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates: (i) the Focus Financial Statements and the Profico Financial Statements; (ii) Focus' Annual Information Form dated March 21, 2007 (including all documents incorporated by reference therein); (iii) Focus' information circular and proxy statement dated March 15, 2007 for the annual and special meeting of Focus Unitholders held on May 17, 2007; (iv) all Focus press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2007; and (v) all prospectuses or other offering documents used by Focus in the offering of its securities or filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material

respects with all Applicable Laws. Since January 1, 2007, Focus has not filed any material change reports which continue to be confidential. The Focus Financial Statements, the Profico Financial Statements and other financial statements of Focus included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP, and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Focus on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Focus on a consolidated basis. There has been no material change in Focus' accounting policies, except as described in the notes to the Focus Financial Statements, since January 1, 2006.

(p) Absence of Undisclosed Liabilities. Focus has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Focus Financial Statements (the "**Focus Balance Sheet**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Focus Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the Focus Balance Sheet and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on Focus.

(q) Environmental. Except as disclosed in the Public Record, there have not occurred any material spills, emissions or pollution on any property of Focus, nor has Focus been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Focus. All operations of Focus have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on Focus. Focus is not subject to nor are Focus or FET Resources aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to Focus, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would reasonably be expected to have a Material Adverse Effect on Focus.

(r) Title. Although they do not warrant title, neither Focus nor FET Resources has any knowledge or is aware of any defects, failures or impairments in the title of Focus to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by

any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of Focus, or (iii) the current consolidated cash flow of Focus.

(s) Licences. Except as disclosed in the Public Record, Focus has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on Focus.

(t) Compliance with Laws. Focus has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of Focus or on the ability of Focus to consummate the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed to Enerplus in the Focus Disclosure Letter, Focus has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Fairness Opinion. The Focus Board received a verbal opinion on December 2, 2007 from Scotia Waterous Inc. that the consideration to be received by Focus Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Focus Securityholders, and expects to receive a written fairness opinion to the same effect prior to the mailing of the Focus Information Circular for inclusion therein (the "**Focus Fairness Opinion**").

(w) Employee Benefit Plans. Focus has made available to Enerplus prior to the date hereof true, complete and correct copies of each employee benefits plan (the "**Focus Employee Plans**") covering active, former or retired employees of Focus, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Focus Employee Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required material employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Focus Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Focus and FET Resources, there are no pending or anticipated material claims against or otherwise involving any of the Focus Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Focus Employee Plan activities) has been brought against or with respect to any Focus Employee Plan, (v) all material contributions, reserves or premium payments required to be made to the Focus Employee Plans have been made or provided for, and

(vi) Focus has no material obligations for retiree health and life benefits under any Focus Employee Plan.

(x) Insurance. Policies of insurance are in force as of the date hereof naming Focus as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Focus operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y) Indebtedness To and By Officers, Directors and Others. Focus is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Focus, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Focus.

(z) No Limitation. Except as disclosed in writing to Enerplus and EnerMark in the Focus Disclosure Letter, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Focus is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Focus in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Focus from engaging in this business or from competing with any Person or in any geographic area.

(aa) Information to Independent Engineers. Focus and FET Resources have no reason to believe that: (i) the report prepared by Paddock dated January 25, 2007 and effective as at December 31, 2006, evaluating certain of the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Focus as of December 31, 2006; (ii) the report prepared by GLJ dated February 6, 2007 and effective as at December 31, 2006, evaluating certain of the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Focus as of December 31, 2006; and (iii) the report prepared by Paddock dated November 27, 2007 and effective November 30, 2007, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Focus as of November 30, 2007 (collectively, the "**Focus Reserve Reports**") and, if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Focus Information Circular, whether in addition to or as a replacement for the Focus Reserve Reports, were not accurate in all material respects as at the effective date of such reports and, except for any impact of changes in commodity prices, which may or may not be material, Focus and FET Resources have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in those reports. Focus has provided to GLJ and Paddock, as applicable, all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Focus, in each case as at the effective date of such reports and, in particular, all material information respecting Focus' interests in its principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the dates thereof.

(bb) No Insider Rights. No director, officer, insider or other party not at arm's length to Focus has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Focus, other than as a limited partner of Range Royalty Limited Partnership.

(cc) Debt. As at December 2, 2007, Focus' debt (being Focus total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding hedging obligations), did not exceed $310 million.

(dd) No Defaults under Leases and Agreements.

(i) Focus has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Focus' oil and gas assets to which Focus is a party or by or to which Focus or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Focus.

(ii) To its knowledge:

(A) Focus is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Focus.

(ee) No Encumbrances. Focus has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Focus Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate.

(ff) No Reduction of Interests. Except as is reflected in the Focus Reserve Reports, none of Focus' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Focus except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Focus.

(gg) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Focus' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon

or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Focus.

(hh) Production Allowables and Production Penalties.

(i) None of the wells in which Focus holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any governmental authority and Focus has no knowledge of any impending change in production allowables imposed by any Applicable Law or any governmental authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non compliance or changes would not in the aggregate have a Material Adverse Effect on Focus.

(ii) Focus has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Focus.

(ii) Operation and Condition of Wells. All wells in which Focus holds an interest:

(i) for which Focus was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii) for which Focus was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Focus.

(jj) Operation and Condition of Tangibles. Focus' tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i) for which Focus was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Focus was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which Focus was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Focus was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Focus.

(kk) Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of Focus' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Focus Financial Statements in excess of $3.0 million for each such commitment, approval or authorization other than pursuant to the 2007 capital budget disclosed in writing to Enerplus prior to the date hereof.

(ll) Brokers and Finders. Focus has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Focus as financial or strategic advisors in connection with certain matters including the transactions contemplated hereby, as publicly disclosed, copies of which engagement agreements have been provided to Enerplus. After the payment of such financial obligations to Focus' financial advisors, Focus will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(mm) Employment and Officer Obligations. Other than the Focus Employment Agreements, FET Resources' existing employee health and benefit plans and the Focus Incentive Plans, there are no other material employment or consulting services agreements, termination, severance and retention plans or policies of Focus. The obligations of Focus under the Focus Employment Agreements and all other employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Focus incentive plan, arising out of or in connection with the Arrangement (but for greater certainty, not including any severance amounts which may be payable in accordance with Section 2.4(b)) shall not exceed the amounts set forth in the Focus Disclosure Letter, which amounts represent Focus' *bona fide*, good faith estimate of such amounts based on the assumptions contained therein.

(nn) Confidentiality Agreements. All agreements entered into by Focus with persons other than Enerplus regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Focus or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Focus has not waived the standstill or other provisions of any of such agreements.

(oo) Outstanding Acquisitions. Except as disclosed in writing to Enerplus prior to the date hereof, Focus has no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(pp) Mutual Fund Trust. Focus is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(qq) Place of Principal Offices. The principal offices of Focus are not located within the United States.

(rr) Location of Assets and U.S. Sales. Focus and its Subsidiaries, taken as a whole, currently hold less than U.S.$59.8 million of assets (on a fair market value basis) located in the United States and had sales in or into the United States of less than U.S.$59.8 million in its most recently completed fiscal year.

(ss) Foreign Private Issuer. Focus is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(tt) Investment Company and PFIC. Focus is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States *Investment Company Act of 1940*, as amended, and Focus was not, in 2006 and prior years, and does not expect to be, in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

(uu) Board Approval. The Focus Board has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Focus and the Focus Securityholders, and has unanimously determined that the Arrangement is fair to Focus Securityholders and has resolved to unanimously recommend approval of the Arrangement by Focus Securityholders.

(vv) Disclosure. To the knowledge of Focus, Focus has not withheld from Enerplus any material information or documents concerning Focus or any of its Subsidiaries or their respective assets or liabilities during the course of Enerplus' review of Focus and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Enerplus by Focus pursuant hereto (including without limitation, any matter disclosed by Focus in the Focus Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

4.3 Privacy Issues

(a) For the purposes of this Section 4.3, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii) "**applicable privacy laws**" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta);

(iii) "**authorized authority**" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body

or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv) **"Personal Information"** means information about an individual transferred to a Party by another Party in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the **"Disclosed Personal Information"**).

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the Other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to January 22, 2008, the Interim Order shall have been granted in form and substance satisfactory to each of Enerplus and Focus, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Enerplus and Focus, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the Focus Securityholders, voting together as a single class, on or prior to February 28, 2008 in accordance with the Interim Order and in form and substance satisfactory to each of Enerplus and Focus, acting reasonably;

(c) in the event that dissent rights are given to Focus Securityholders under the terms of the Interim Order, holders of not greater than 5% of the aggregate outstanding Focus Securities shall have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d) on or prior to February 28, 2008, the Final Order shall have been granted in form and substance satisfactory to Enerplus and Focus, acting reasonably;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Enerplus and Focus, acting reasonably;

(f) the Arrangement shall have become effective on or prior to February 28, 2008;

(g) either one or more of the following shall have occurred:

  (i) the relevant waiting period in Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Section 92 or 100 of the Competition Act;

  (ii) the Commissioner of Competition appointed under the Competition Act (the "**Commissioner**") shall have issued a "no action letter" under Section 123 of the Competition Act satisfactory to each of Enerplus and Focus, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under Section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Enerplus and Focus, acting reasonably; or

  (iii) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act;

(h) in addition to the approval required by Section 5.1(g), all other required domestic and foreign regulatory, governmental (including, without limitation and to the extent required, approval under

the Investment Canada Act) and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Enerplus and Focus, each acting reasonably, including, without limitation, conditional approval to the listing of the Enerplus Units issuable or to be made issuable pursuant to the Arrangement on the TSX and approval, subject to official notice of issuance, of the listing of such securities on the NYSE, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or Governmental Entity or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Enerplus or Focus (as applicable), acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Focus or Enerplus, respectively, or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(j) the Parties shall be satisfied, acting reasonably, that each of Focus and Enerplus is a "mutual fund trust" within the meaning of the ITA immediately prior to the time of completion of the Arrangement, and the completion of the Arrangement shall not cause Enerplus to cease to be a "mutual fund trust" within the meaning of the ITA, cause the value of the TCP of Enerplus to exceed 7% of the aggregate fair market value of the issued and outstanding Enerplus Units at the Effective Time or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Enerplus or to any direct or indirect Subsidiary trust or partnership of Focus before 2011 or to Focus for any period prior to completion of the Arrangement.

The foregoing conditions are for the mutual benefit of Focus and Enerplus and may be asserted by Focus and Enerplus regardless of the circumstances and may be waived by Focus and Enerplus (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Focus or Enerplus may have.

5.2 Additional Conditions to Obligations of Enerplus and EnerMark

The obligations of Enerplus and EnerMark to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Focus shall have mailed the Focus Information Circular and other documentation required in connection with the Focus Meeting on or before January 22, 2008;

(b) Focus shall have furnished Enerplus with:

   (i) certified copies of the resolutions duly passed by the Focus Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Focus Securityholders duly passed at the Focus Meeting, approving the Arrangement Resolution;

(c) the representations and warranties made by Focus in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Focus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Focus shall have provided to Enerplus a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Focus shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008);

(d) no Material Adverse Change shall occur in the affairs, operations or business of Focus from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Focus shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Focus Financial Statements;

(e) Focus shall not be in material breach of its obligations under this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Focus or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(f) Focus shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Focus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Focus shall have provided to Enerplus a certificate of two senior officers certifying compliance with such covenants; provided that Focus shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008);

(g) Enerplus and EnerMark shall have: (i) received resignations from the directors and officers of FET Resources, which resignations shall be effective immediately following the Effective Time; and (ii) provided the cash Focus Change of Control Payments described in Section 2.4(d)(ii) have been made as contemplated therein, received releases executed by the directors and officers of FET Resources, which releases shall be delivered and effective immediately following the Effective Time and shall be in substantially the forms thereof appended to the Focus Employment Agreements;

(h) each of the current officers of FET Resources shall have entered into consulting agreements with EnerMark on terms satisfactory to EnerMark, acting reasonably, under which such officers of FET Resources shall provide transitional services to EnerMark on a consulting basis until March 31, 2008;

(i) the aggregate cost amount of assets held directly by Focus, for the purpose of the ITA, shall not be less than $1.1 billion; and

(j) as at December 2, 2007, Focus' Debt did not exceed $310 million. "**Focus' Debt**" means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding hedging obligations.

The conditions in this Section 5.2 are for the exclusive benefit of Enerplus and EnerMark and may be asserted by Enerplus and EnerMark regardless of the circumstances or may be waived by Enerplus and EnerMark in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Enerplus and EnerMark may have.

5.3 Additional Conditions to Obligations of Focus and FET Resources

The obligations of Focus and FET Resources to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Enerplus shall have furnished Focus with certified copies of the resolutions duly passed by the Enerplus Board approving this Agreement and the consummation of the transactions contemplated hereby;

(b) the representations and warranties made by Enerplus in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Enerplus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Enerplus shall have provided to Focus a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Enerplus shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Focus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008);

(c) no Material Adverse Change shall occur in the affairs, operations or business of Enerplus from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Enerplus shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Enerplus Financial Statements;

(d) Enerplus shall not be in material breach of its obligations under this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Enerplus or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(e) Enerplus shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Enerplus or would not, or would not reasonably be expected to, materially impede

completion of the Arrangement, and Enerplus shall have provided to Focus a certificate of two senior officers certifying compliance with such covenants; provided that Enerplus shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Focus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008); and

(f) the Arrangement shall be completed in a manner which will result in a tax-deferred exchange of Focus Units for Enerplus Units for Canadian and United States income tax purposes, other than for those Focus Unitholders who validly exercise rights of dissent in relation to the Arrangement and those Focus Unitholders who elect to have the exchange of their Focus Units for Enerplus Units pursuant to the Arrangement carried out on a taxable basis for Canadian federal income tax purposes.

The conditions in this Section 5.3 are for the exclusive benefit of Focus and FET Resources and may be asserted by Focus and FET Resources regardless of the circumstances or may be waived by Focus and FET Resources in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Focus and FET Resources may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Enerplus and Focus shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, rescind and terminate this Agreement as provided in Section 8.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1 Enerplus Damages

If at any time after the execution of this Agreement and prior to its termination:

(a) the Focus Board has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(q) and Section 4.2(uu) in a manner adverse to Enerplus or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders and/or the Focus Exchangeable LP Unitholders or to Focus and the Focus Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c) Focus accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d) Focus is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Arrangement, and Focus fails to cure such breach within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008); or

(e) Focus is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Arrangement, and Focus fails to cure such breach within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008),

(each of the above being an "**Enerplus Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1, Focus shall pay to Enerplus $48 million as liquidated damages in immediately available funds to an account designated by Enerplus within one Business Day after the first to occur of the events described above, and after such event but prior to payment of such amount, Focus shall be deemed to hold such funds in trust for Enerplus. Focus shall only be obligated to pay a maximum of $48 million pursuant to this Section 6.1. In the event that a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders or to Focus and the Focus Securityholders do not approve the Arrangement and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is not consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made, then Focus shall pay to Enerplus $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Enerplus in relation to the Arrangement.

6.2 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which Enerplus and EnerMark will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each of Focus and FET Resources irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of Enerplus and EnerMark provided, however, that this limitation shall not apply in the event of fraud or wilful breach of this Agreement by Focus and/or FET Resources. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1 Amendment of Agreement

This Agreement (excluding the Plan of Arrangement) may at any time and from time to time before or after the holding of the Focus Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Focus Securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Focus Unitholders or result in Focus Unitholders receiving Enerplus Units on a non-tax deferred basis for Canadian or United States income tax purposes (other than pursuant to an election which may be made by Focus Unitholders with respect to Canadian federal income tax treatment) without approval by the Focus Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2 Amendment of Plan of Arrangement

(a) The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Focus Meeting, approved by the Court; and (iii) communicated to Focus Securityholders if and as required by the Court.

(b) Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the Focus Meeting, which is proposed and accepted by the holders of Focus Securities voting at the Focus Meeting, shall become part of the Plan of Arrangement for all purposes.

(c) Any amendment to the Plan of Arrangement that is approved by the Court following the Focus Meeting shall be effective only if it is consented to by each of the Parties.

7.3 Alternative Transaction

Notwithstanding anything else in this Agreement but subject to Section 3.3(f), if the Parties are unable to implement the transactions contemplated in this Agreement by way of plan of arrangement, the Parties shall cooperate to implement such transactions by way of a merger whereby Enerplus would effectively acquire all or substantially all of the assets of Focus within approximately the same time periods and on economic terms (including trust unit exchange ratio and tax treatment that allows Focus Unitholders to receive Enerplus Units on a tax-deferred basis for Canadian and United States income tax purposes and that, to the extent practicable, allows Focus Unitholders to elect to exchange their Focus Units for Enerplus Units on a taxable basis for Canadian federal income tax purposes) having consequences to the Focus Unitholders and the Enerplus Unitholders that are economically equivalent to those contemplated by this Agreement (an "**Alternative Transaction**"). If necessary, the Parties agree to use their reasonable commercial efforts to execute and deliver an agreement to give effect to an Alternative Transaction, to otherwise fulfill their respective covenants contained in this Agreement in respect of the Alternative Transaction and to prepare the Focus Information Circular within the time frames contemplated in this Agreement with respect to the Arrangement.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Enerplus, EnerMark, Focus and FET Resources;

(b) as provided in Section 5.4(b);

(c) by Enerplus and EnerMark upon the occurrence of an Enerplus Damages Event as provided in Section 6.1; or

(d) by Focus and FET Resources upon the occurrence of an Enerplus Damages Event as provided in Section 6.1(c) (carried out in accordance with Section 3.4(b)(vii) and provided Focus has complied with its obligations set forth in Section 3.4(c)) and the payment by Focus to Enerplus of the amount required by Section 6.1.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (d) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in Article 6 and Section 4.3 and each Party's obligations in the Confidentiality Agreement which shall survive such termination.

ARTICLE 9
NOTICES

9.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a) in the case of Enerplus or EnerMark, to:

Enerplus Resources Fund
c/o EnerMark Inc.
Suite 3000, 333 -7th Avenue S.W.
Calgary, AB T2P 2Z1

Attention: Gordon J. Kerr
Facsimile: (403) 298-2211

with a copy to:

Blake, Cassels & Graydon LLP
855 – 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary, AB T2P 4J8

Attention: Brock Gibson
Facsimile: (403) 260-9700

(b) in the case of Focus or FET Resources, to:

Focus Energy Trust
c/o FET Resources Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: Derek W. Evans
Facsimile: (403) 781-8408

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

Attention: Grant A. Zawalsky
Facsimile: (403) 260-0332

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party.

10.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

10.4 Costs

Except as contemplated herein (including Section 6.1 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby, whether or not the Arrangement is completed. Enerplus and Focus shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7 Time of Essence

Time shall be of the essence of this Agreement.

10.8 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10 Third Party Beneficiaries

The provisions of Sections 3.3(d) and 10.11 are: (i) intended for the benefit of all present and former trustees, directors and officers of Enerplus and its Subsidiaries and Focus and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and EnerMark shall hold the rights and benefits of Sections 3.3(d) and 10.11 in trust for and on behalf of the Third Party Beneficiaries and EnerMark hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11 Obligations

(a) The Parties acknowledge that, with respect to Enerplus being a party to this Agreement, EnerMark is entering into this Agreement solely on behalf of Enerplus and the obligations of Enerplus hereunder shall not be personally binding upon the Enerplus Trustee, EnerMark or any of the Enerplus Unitholders and that any recourse against Enerplus or any Enerplus Unitholder in any manner in respect of any indebtedness, obligation or liability of Enerplus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Enerplus Trust Indenture.

(b) The Parties acknowledge that, with respect to Focus being a party to this Agreement, FET Resources is entering into this Agreement solely on behalf of Focus and the obligations of Focus hereunder shall not be personally binding upon the Focus Trustee, FET Resources or any of the Focus Unitholders and that any recourse against Focus or any Focus Unitholder in any manner in respect of any indebtedness, obligation or liability of Focus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Focus Trust Indenture.

10.12 Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ENERPLUS RESOURCES FUND,
By EnerMark Inc.

Per: *"Gordon J. Kerr"*
Gordon J. Kerr
President & Chief Executive Officer

Per: *"Ian C. Dundas"*
Ian C. Dundas
Senior Vice President,
Business Development

FOCUS ENERGY TRUST,
By FET Resources Ltd.

Per: *"Derek W. Evans"*
Derek W. Evans
President and Chief Executive Officer

Per: *"William D. Ostlund"*
William D. Ostlund
Senior Vice-President and
Chief Financial Officer

ENERMARK INC.

Per: *"Gordon J. Kerr"*
Gordon J. Kerr
President & Chief Executive Officer

Per: *"Ian C. Dundas"*
Ian C. Dundas
Senior Vice President,
Business Development

FET RESOURCES LTD.

Per: *"Derek W. Evans"*
Derek W. Evans
President and Chief Executive Officer

Per: *"William D. Ostlund"*
William D. Ostlund
Senior Vice-President and
Chief Financial Officer

EXHIBIT A

Plan of Arrangement under Section 193
of the
***Business Corporations Act* (Alberta)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AmalgamationCo**" means the corporation formed upon the amalgamation of FET ExchangeCo and FET Management pursuant to this Arrangement;

(c) "**AmalgamationCo Common Shares**" means the common shares of AmalgamationCo;

(d) "**AmalgamationCo Notes**" means interest bearing, unsecured, subordinated promissory notes of AmalgamationCo;

(e) "**AmalgamationCo Notes Contribution Agreement**" means the contribution agreement between Enerplus and Enerplus Finance LP to be dated the Effective Date effecting the contribution by Enerplus to Enerplus Finance LP of the AmalgamationCo Notes in consideration of Enerplus Finance LP issuing Enerplus Finance LP Units to Enerplus;

(f) "**AmalgamationCo Shares Contribution Agreement**" means the contribution agreement between Focus and Enerplus Finance LP to be dated the Effective Date effecting the contribution by Focus to Enerplus Finance LP of the AmalgamationCo Common Shares in consideration of Enerplus Finance LP issuing Enerplus Finance LP Units to Focus;

(g) "**AmalgamationCo Unit Notes**" means non-interest bearing, unsecured, subordinated promissory notes of AmalgamationCo;

(h) "**Arrangement Agreement**" means the arrangement agreement dated effective December 2, 2007 among Enerplus, EnerMark, Focus and FET Resources with respect to the Arrangement and all amendments thereto and restatements thereof;

(i) "**Arrangement Resolution**" means the special resolution in respect of the Arrangement to be considered at the Focus Meeting;

(j) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(k) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(l) "**Business Day**" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(m) "**Certificate**" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA;

(n) "**Court**" means the Court of Queen's Bench of Alberta;

(o) "**Depositary**" means CIBC Mellon Trust Company or such other nationally recognized trust company as may be designated by Enerplus and Focus;

(p) "**Dissenting Securityholders**" means registered holders of Focus Securities who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(q) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(r) "**Effective Time**" means the time when the Arrangement becomes effective pursuant to the ABCA;

(s) "**Election Deadline**" means 4:30 p.m. (Calgary time) on the second Business Day immediately prior to the date of the Focus Meeting or, if the Focus Meeting is adjourned, the adjourned meeting;

(t) "**EnerMark**" means EnerMark Inc., a corporation amalgamated under the ABCA;

(u) "**Enerplus**" means Enerplus Resources Fund, a trust organized under the laws of the Province of Alberta and governed by the amended and restated trust indenture dated November 8, 2007 among EnerMark, Enerplus Resources Corporation and CIBC Mellon Trust Company, as amended or supplemented from time to time;

(v) "**Enerplus Arrangement Parties**" means Enerplus, EnerMark and Enerplus Finance LP;

(w) "**Enerplus Fair Market Value**" means the weighted average trading price of an Enerplus Unit on the Toronto Stock Exchange for the five trading days immediately preceding the Effective Date, provided that if the Enerplus Units are not then listed on the Toronto Stock Exchange, or if in the opinion of the board of directors of EnerMark, acting reasonably and in good faith, the public distribution or trading activity in Enerplus Units for that period does not result in a weighted average trading price which reflects the fair market value of the Enerplus Units, then the Enerplus Fair Market Value shall be determined by the board of directors of EnerMark, in good faith and in its sole discretion, acting reasonably;

(x) "**Enerplus Finance LP**" means Enerplus Finance Limited Partnership, a limited partnership organized pursuant to the laws of Alberta;

(y) "**Enerplus Finance LP Units**" means the limited partnership units of Enerplus Finance LP;

(z) **"Enerplus Special Voting Right"** means the special voting right to be issued by Enerplus to the Voting and Exchange Trustee entitling the holder thereof to vote, consent to, or otherwise act at a meeting or in respect of a resolution of Enerplus Unitholders, and representing the number of votes that the Focus Exchangeable LP Unitholders would be entitled to had the Focus Exchangeable LP Unitholders exchanged all of the Focus Exchangeable LP Units then held by such holders for Enerplus Units immediately prior to the record date set for such meeting or at such other time as may be determined by applicable law for determining Enerplus Unitholders entitled to so vote, consent or otherwise act at such a meeting or in respect of such a resolution;

(aa) **"Enerplus Units"** means trust units of Enerplus;

(bb) **"FET ExchangeCo"** means FET ExchangeCo Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Focus;

(cc) **"FET Management"** means FET Management Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Focus;

(dd) **"FET Resources"** means FET Resources Ltd., a corporation amalgamated under the ABCA which is an indirect wholly-owned subsidiary of Focus;

(ee) **"Filed Letter of Transmittal"** means a duly completed Letter of Transmittal deposited (with such Focus Unitholder's certificate(s) representing the Focus Unitholder's Focus Units) with the Depository on or before the Election Deadline;

(ff) **"Final Order"** means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Focus Securityholders, the Enerplus Arrangement Parties and the Focus Arrangement Parties, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(gg) **"Focus"** means Focus Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the Focus Trust Indenture;

(hh) **"Focus Arrangement Parties"** means Focus, FET Management, FET Resources, FET ExchangeCo, AmalgamationCo, Focus CT and Focus LP;

(ii) **"Focus Asset Contribution"** means the contribution by Focus of all of its directly owned interest in Focus LP, Focus CT and the Focus CT Notes to AmalgamationCo in consideration of AmalgamationCo issuing AmalgamationCo Common Shares and AmalgamationCo Notes to Focus in accordance with the Focus Asset Contribution Agreement;

(jj) **"Focus Asset Contribution Agreement"** means the contribution agreement between Focus and AmalgamationCo to be dated the Effective Date effecting the Focus Asset Contribution;

(kk) **"Focus Assets"** means all of the assets of Focus;

(ll) **"Focus Assumed Liabilities"** means all of the liabilities and obligations of Focus;

(mm) **"Focus CT"** means Focus Commercial Trust, an unincorporated trust organized pursuant to the laws of Alberta and a wholly-owned subsidiary of Focus;

(nn) **"Focus CT Notes"** means the non-interest bearing, unsecured, subordinated promissory notes of Focus CT held by Focus which have an aggregate principal amount of $664 million;

(oo) **"Focus Exchangeable LP Unitholders"** means the holders from time to time of Focus Exchangeable LP Units;

(pp) **"Focus Exchangeable LP Units"** means the Class B limited partnership units of Focus LP;

(qq) **"Focus LP"** means Focus Limited Partnership, a limited partnership formed pursuant to the laws of Alberta;

(rr) **"Focus LP Limited Partnership Agreement"** means the limited partnership agreement dated June 21, 2006 of Focus LP, as such may be amended, supplemented or restated from time to time;

(ss) **"Focus LP Unit Support Agreement"** means the support agreement dated June 27, 2006 among Focus, Focus LP and FET Management, as such may be amended, supplemented or restated from time to time;

(tt) **"Focus LP Unit Support Agreement Supplement"** means a supplemental agreement to the Focus LP Unit Support Agreement, or an amendment and restatement of such agreement, to be dated the Effective Date between Enerplus (and any other applicable Enerplus Arrangement Parties), AmalgamationCo and the parties to the Focus LP Unit Support Agreement, as may be necessary or desirable to provide for the assumption by Enerplus of the covenants and obligations of Focus therein with respect to the Enerplus Units;

(uu) **Focus LP Voting and Exchange Agreement"** means the voting and exchange trust agreement dated June 27, 2006 among Focus, Focus LP and Valiant Trust Company, as such may be amended, supplemented or restated from time to time;

(vv) **"Focus LP Voting and Exchange Agreement Supplement"** means a supplemental agreement to the Focus LP Voting and Exchange Agreement, or an amendment and restatement of such agreement, to be dated the Effective Date between Enerplus (and any other applicable Enerplus Arrangement Parties) and the parties to the Focus LP Voting and Exchange Agreement, as may be necessary or desirable to provide for the assumption by Enerplus of the covenants and obligations of Focus therein with respect to the Enerplus Units;

(ww) **"Focus Meeting"** means the special meeting of Focus Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(xx) **"Focus Sale Agreement"** means the sale agreement between Focus and Enerplus to be dated the Effective Date effecting the sale, transfer, conveyance, assignment and delivery to Enerplus by Focus of all of the Focus Assets and the assumption by Enerplus of all the

Focus Assumed Liabilities in consideration of the number of Enerplus Units determined in accordance with this Arrangement;

(yy) "**Focus Securities**" means, collectively, the Focus Units and the Focus Exchangeable LP Units;

(zz) "**Focus Securityholders**" means the holders from time to time of Focus Securities;

(aaa) "**Focus Special Voting Right**" means the special voting right of Focus entitling the Voting and Exchange Trustee to vote, consent to, or otherwise act at a meeting of Focus Unitholders and representing that number of voting rights (each such voting right equal to the voting rights attached to one Focus Unit) equal to the number of outstanding Focus Exchangeable LP Units outstanding immediately prior to the record date set for such meeting or at such other time as may be determined by applicable law for determining Focus Unitholders entitled to so vote, consent or otherwise act at such a meeting or in respect of such a resolution;

(bbb) "**Focus Trust Indenture**" means the trust indenture dated as of July 15, 2002 among 1198329 Alberta Ltd., the settlor and Valiant Trust Company, as such may be amended, supplemented or restated from time to time;

(ccc) "**Focus TURIP**" means the Trust Unit Rights Incentive Plan of Focus effective as of August 23, 2002 and amended as of May 17, 2007;

(ddd) "**Focus Unitholders**" means the holders from time to time of Focus Units;

(eee) "**Focus Units**" means the trust units of Focus;

(fff) "**Interim Order**" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ggg) "**Letter of Transmittal**" means the letter of transmittal and election form accompanying the information circular sent to the Focus Unitholders, pursuant to which such holders are required to deliver certificates representing Focus Units in order to receive the consideration payable to them pursuant to the Arrangement and to make certain elections regarding the identity of the Focus Arrangement Party which will acquire their Focus Units pursuant to the Arrangement;

(hhh) "**Registrar**" means the Registrar appointed under Section 263 of the ABCA; and

(iii) "**Voting and Exchange Trustee**" means Valiant Trust Company in its capacity as trustee under the Focus LP Voting and Exchange Agreement and any successor trustee appointed pursuant to the provisions thereof.

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Focus Securityholders; (ii) the Enerplus Arrangement Parties; and (iii) the Focus Arrangement Parties.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that, subject to the provisions of Section 3.1, each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Focus Trust Indenture and Other Constating Documents

(a) the Focus Trust Indenture and other constating documents of Focus shall be amended:

(i) to provide for the redemption of all of the issued and outstanding Focus Units (other than the two (2.0) Focus Units to be held by Enerplus);

(ii) to cause the Focus Securities held by Dissenting Securityholders to be transferred to Focus, as of the Effective Date, in accordance with the terms of the Plan of Arrangement; and

(iii) otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(b) the Focus Securities held by Dissenting Securityholders shall be deemed to have been transferred to Focus, in the case of the Focus Units, or Focus LP, in the case of the Focus Exchangeable LP Units, (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Focus Securityholders other than the right to be paid the fair value of their Focus Securities in accordance with Article 4;

Amalgamation of FET ExchangeCo and FET Management

(c) FET ExchangeCo and FET Management shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the articles of Amalgamation shall be the same as the articles of FET Management and the name of AmalgamationCo shall be "FET Management Ltd.";

(ii) the shares of FET ExchangeCo shall be cancelled without any repayment of capital;

(iii) the stated capital of FET ExchangeCo shall be added to the stated capital of the shares of FET Management;

(iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of FET Management;

(xi) the first directors of AmalgamationCo shall be Robert J. Waters, Ian C. Dundas and David A. McCoy;

(xii) the first officers of AmalgamationCo shall be as follows:

Name of Officer	Office Held
Gordon J. Kerr	President & Chief Executive Officer
Garry A. Tanner	Executive Vice President & Chief Operating Officer
Robert J. Waters	Senior Vice President & Chief Financial Officer
Ian C. Dundas	Senior Vice President, Business Development
David A. McCoy	Vice President, General Counsel & Corporate Secretary
Larry P. Hammond	Vice President, Operations
Daniel M. Stevens	Vice President, Development Services
Rodney D. Gray	Vice President, Finance
Jo-Anne M. Caza	Vice President, Investor Relations
Eric G. Le Dain	Vice President, Marketing
Jennifer F. Koury	Vice President, Corporate Services
Lyonel G. Kawa	Vice President, Information Services
Raymond J. Daniels	Vice President, Oil Sands
Wayne G. Ford	Controller, Operations
Jodine J. Jenson Labrie	Controller, Finance

(xiii) the registered office of AmalgamationCo shall be 3000, 333 – 7th Avenue SW, Calgary, Alberta, T2P 2Z1;

AmalgamationCo Exchange with Focus Unitholders

(d) Enerplus shall issue to AmalgamationCo that number of Enerplus Units to be exchanged by AmalgamationCo pursuant to the next subsection of this Plan of Arrangement in exchange for the issuance to Enerplus by AmalgamationCo of that principal amount of AmalgamationCo Unit Notes equal to the product of: (i) that number of Enerplus Units, in aggregate, to be transferred by AmalgamationCo to Focus Unitholders pursuant to the next subsection of this Plan of Arrangement multiplied by; (ii) the Enerplus Fair Market Value;

(e) subject to Section 3.3, the Focus Units held by each Focus Unitholder who so elects in a Filed Letter of Transmittal with respect to such Focus Units shall be transferred to, and acquired by, AmalgamationCo free and clear of all liens, claims and encumbrances in exchange for the transfer of Enerplus Units to the Focus Unitholder by AmalgamationCo on the basis of 0.425 of an Enerplus Unit for each one (1.0) Focus Unit held, subject to the rounding provisions of this Plan of Arrangement;

Focus Asset Contribution

(f) pursuant to the Focus Asset Contribution Agreement, Focus shall sell, transfer, convey, assign and deliver to AmalgamationCo and AmalgamationCo shall purchase and accept from Focus, all of the directly owned interests of Focus in Focus LP, Focus CT and the Focus CT Notes and AmalgamationCo shall issue to Focus (i) AmalgamationCo Notes with a principal amount equal to the sum of (A) the amount which was the aggregate adjusted cost base of Focus, determined pursuant to the provisions of the *Income Tax Act*

(Canada) and immediately prior to the Focus Asset Contribution, in the assets acquired by AmalgamationCo pursuant to the Focus Asset Contribution Agreement and (B) two times the aggregate amount of distributions which became payable to Focus Unitholders during 2008 and prior to the Effective Date; and (ii) one AmalgamationCo Common Share;

AmalgamationCo Share Contribution

(g) pursuant to the AmalgamationCo Share Contribution Agreement, Focus shall sell, transfer, convey, assign and deliver to Enerplus Finance LP and Enerplus Finance LP shall purchase and accept from Focus the AmalgamationCo Common Shares and Enerplus Finance LP shall issue to Focus that number of Enerplus Finance LP Units that have an aggregate fair market value equal to the aggregate fair market value of the AmalgamationCo Common Shares;

Focus Qualifying Exchange with Enerplus

(h) Enerplus shall subscribe for two (2.0) Focus Units in consideration of one (1.0) Enerplus Unit;

(i) pursuant to the Focus Sale Agreement, Focus shall sell, transfer, convey, assign and deliver to Enerplus and Enerplus shall purchase and accept from Focus, all of the Focus Assets (other than one (1.0) Enerplus Unit) and Enerplus shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Focus Assumed Liabilities in accordance with their terms; and (ii) issue to Focus an aggregate number of Enerplus Units equal to: (A) 0.425 multiplied by the number of Focus Units outstanding (less two (2.0) Focus Units); plus (B) that number of Enerplus Units required to be delivered to Focus Unitholders for rounding in accordance with this Plan of Arrangement;

(j) in connection with the assumption of the Focus Assumed Liabilities by Enerplus, Enerplus shall assume all the covenants and obligations of Focus under the Focus LP Support Agreement and the Focus LP Voting and Exchange Agreement in respect of the Focus Exchangeable LP Units such that the obligations under such agreements will be valid and binding obligations of Enerplus entitling the holders of Focus Exchangeable LP Units, as against Enerplus and in respect of the Enerplus Units, to all the rights of the holders of Focus Exchangeable LP Units under the Focus LP Support Agreement and the Focus LP Voting and Exchange Agreement, including that following completion of the Arrangement, each Focus LP Unit shall be exchangeable, for no additional consideration, into 0.425 of an Enerplus Unit; and in connection with the foregoing, the applicable Enerplus Arrangement Parties and Focus Arrangement Parties shall enter into the Focus LP Unit Support Agreement Supplement and the Focus LP Voting and Exchange Agreement Supplement, and the general partner of Focus LP shall make such amendments to the Focus LP Agreement as may be necessary or desirable to evidence the assumption by Enerplus of the obligations under the Focus LP Support Agreement and the Focus LP Voting and Exchange Agreement, all in accordance with the applicable requirements of such agreements and otherwise comply with any additional requirements of the such agreements relating thereto;

(k) Focus shall redeem all of the issued and outstanding Focus Units (other than the two (2.0) Focus Units held by Enerplus) in exchange for all but one (1.0) of the Enerplus Units

held by Focus and, upon such redemption the Enerplus Units shall be distributed by Focus to the Focus Unitholders on the basis of 0.425 of an Enerplus Unit for each one (1.0) Focus Unit held, subject to the rounding provisions of this Plan of Arrangement;

Additional Matters Relating to Focus Exchangeable LP Units

(l) Enerplus shall issue the Enerplus Special Voting Right to the Voting and Exchange Trustee and Focus shall redeem the Focus Special Voting Right;

Cancellation of AmalgamationCo Unit Notes and Enerplus Units held by AmalgamationCo

(m) all of the Enerplus Units held by AmalgamationCo shall be cancelled in consideration of the cancellation of the AmalgamationCo Unit Notes held by Enerplus;

AmalgamationCo Notes Contribution

(n) pursuant to the AmalgamationCo Notes Contribution Agreement Enerplus shall sell, transfer, convey, assign and deliver to Enerplus Finance LP and Enerplus Finance LP shall purchase and accept from Enerplus the AmalgamationCo Notes and Enerplus Finance LP shall issue to Enerplus that number of Enerplus Finance LP Units that have an aggregate fair market value equal to the principal amount of the AmalgamationCo Notes; and

Amendment of the Focus TURIP

(o) the Focus TURIP shall be amended such that:

(i) all references to "Focus Energy Trust" shall be amended to "Enerplus Resources Fund";

(ii) all references to "FET Resources Ltd. " shall be amended to "EnerMark Inc."; and

(iii) from and after the Effective Time each Right (as defined in the Focus TURIP) shall only represent the right to acquire 0.425 of an Enerplus Unit at the Exercise Price (as defined in the Focus TURIP) in effect on the date of exercise.

3.2 The Enerplus Arrangement Parties and Focus Arrangement Parties, shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

3.3 With respect to the election required to be made by a former holder of Focus Units pursuant to Section 3.1(d):

(a) each of such holders of Focus Units shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder's election, together with certificates representing such holder's Focus Units; and

(b) any Focus Unitholder who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.3(a) and the Letter of Transmittal or to elect to exchange Focus

Units as contemplated by Section 3.1(d), shall be deemed to have elected not to receive the consideration to be received under Section 3.1(d).

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Focus Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Focus Securities and shall only be entitled to be paid the fair value of the holder's Focus Securities by Focus, in the case of the Focus Units, or Focus LP, in the case of the Focus Exchangeable LP Units. A Dissenting Securityholder who is entitled to be paid the fair value of the holder's Focus Securities shall be deemed to have transferred the holder's Focus Securities to Focus, in the case of the Focus Units, or Focus LP, in the case of the Focus Exchangeable LP Units for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Focus Securities shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Focus Securities notwithstanding the provisions of the Interim Order or Section 191 of the ABCA. The fair value of the Focus Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Focus Securities at the Focus Meeting; but in no event shall Enerplus or Focus be required to recognize such Dissenting Securityholder as a securityholder of Enerplus or Focus or Focus LP or their successors after the Effective Time and the name of such holder shall be removed from the applicable register of Focus Securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Focus Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those certificates representing Focus Units held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Focus Units represented by such certificates.

5.2 Enerplus and Focus shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Focus Units of a duly executed and completed Letter of Transmittal and the certificates representing such Focus Units, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Enerplus Units to be delivered to such holders under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Focus Units that were exchanged pursuant to Section 3.1, has been lost, stolen or destroyed,

upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Enerplus and Focus and their respective transfer agents, which bond is in form and substance satisfactory to each of the Enerplus and Focus and their respective transfer agents, or shall otherwise indemnify Enerplus and Focus and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made with respect to any Enerplus Units allotted and issued to former holders of Focus Units pursuant to this Plan of Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Focus Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Focus Units to receive Enerplus Units and, as applicable, cash. In such case, such Enerplus Units shall be returned to Enerplus for cancellation and any distributions in respect of Enerplus Units shall be returned to Enerplus.

5.6 No certificates representing fractional Enerplus Units shall be issued under this Plan of Arrangement. In lieu of any fractional Enerplus Unit, each registered holder of Focus Units otherwise entitled to a fractional interest in Enerplus Units, shall receive the nearest whole number of Enerplus Units, as applicable (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 Enerplus, Focus, EnerMark and FET Resources may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time in accordance with the provisions of the Arrangement Agreement.

6.2 Any amendment to this Plan of Arrangement may be made following the Effective Time by Enerplus, Focus, EnerMark and FET Resources, provided that it is not adverse to the financial or economic interests of any former holder of Focus Units or any holder of Focus Exchangeable LP Units.

APPENDIX D

FOCUS FAIRNESS OPINION

Scotia Waterous Inc.
Suite 1800, Scotia Centre
700 - 2nd Street SW
Calgary, Alberta
Canada T2P 2W1

Tel: (403) 265-8077
Fax: (403) 269-8355

Scotia Waterous

December 1, 2007

The Board of Directors
FET Resources Ltd., administrator of
Focus Energy Trust
Suite 3300, 205 – 5th Avenue SW
Calgary, Alberta
T2P 2V7

To the Board of Directors:

Scotia Waterous Inc. ("Scotia Waterous") understands that Focus Energy Trust ("Focus") and Enerplus Resources Fund ("Enerplus") are proposing to enter into an agreement to be dated on or about December 2, 2007 (the "Arrangement Agreement") providing for the combination of Focus and Enerplus by way of a Plan of Arrangement (the "Arrangement") in accordance with the *Business Corporations Act* (Alberta), pursuant to which all of the issued and outstanding trust units of Focus ("Focus Units") will be exchanged for trust units of Enerplus ("Enerplus Units"). Pursuant to the Arrangement, holders of Focus Units ("Focus Unitholders") will receive, for each Focus Unit held, 0.425 of an Enerplus Unit. Additionally, pursuant to the Arrangement, the Class B limited partnership units of Focus Limited Partnership (the "Focus LP Exchangeable Units") will be adjusted such that, following the Arrangement, each Focus LP Exchangeable Unit will be exchangeable, for no additional consideration, into 0.425 of an Enerplus Unit and the right of holders of Focus LP Exchangeable Units ("Focus LP Exchangeable Unitholders", and together with the Focus Unitholders, the "Focus Securityholders") to receive cash distributions and other payments and to vote will be similarly adjusted in accordance with such exchange ratio.

The terms and conditions of the Arrangement will be more fully described in the information circular and proxy statement being prepared by Focus (the "Focus Information Circular") which will be mailed to Focus Securityholders, in connection with the special meeting of Focus Securityholders to be held in Calgary, Alberta on February 12, 2008.

Engagement of Scotia Waterous

Focus formally engaged Scotia Waterous through an agreement dated November 23, 2007 (the "Engagement Agreement"). Focus has retained Scotia Waterous to prepare and deliver to the Board of Directors of FET Resources Ltd, administrator of Focus Energy Trust (the "Board") an opinion that the consideration to be offered pursuant to the Arrangement is fair from a financial point of view to the Focus Securityholders (the "Opinion"). Scotia Waterous has not been engaged to prepare, and has not prepared, a formal valuation of Focus or Enerplus or any of their securities or assets and the Opinion should not be construed as such. Scotia

Waterous has, however, conducted such analyses as is considered necessary in the circumstances.

The terms of the Engagement Agreement provide that Scotia Waterous is to be paid fees for its services as financial advisor. In addition, Scotia Waterous is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Focus in certain circumstances.

Credentials of Scotia Capital and Scotia Waterous

Scotia Waterous is the oil & gas mergers and acquisitions arm of Scotia Capital Inc. ("Scotia Capital"), which is a division of The Bank of Nova Scotia ("BNS"). Since January 2007, Scotia Waterous has conducted more than 50 mandates and has advised on transactions aggregating over US$30 billion globally in oil & gas assets and companies. Scotia Capital is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Waterous and Scotia Capital have participated in a significant number of transactions involving private and public companies, income funds and royalty trusts and have extensive experience in preparing fairness opinions.

The Opinion expressed herein is the opinion of Scotia Waterous as a firm. The form and content herein has been approved for release by a committee of directors and other professionals of Scotia Waterous and Scotia Capital, all of whom are experienced in merger, acquisition, divestiture and fairness opinion matters.

Role of Scotia Capital and Scotia Waterous

Neither Scotia Waterous nor Scotia Capital is an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of Focus or Enerplus or any of their associates or affiliates. BNS, the parent company of Scotia Capital, is a lender to Focus and Enerplus and provides banking services which may include acting as counterparty to Focus or Enerplus on interest rate and/or currency hedging transactions from time to time in the normal course of business. Scotia Capital has acted as underwriter in equity offerings for Enerplus in the past 24 months. Scotia Waterous and Scotia Capital have been engaged to provide financial advisory services to Focus in respect of other matters within the past 24 months.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere, and, as such, it and BNS, may have had and may have positions in the securities of Focus, Enerplus or any of their associates and affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Focus, Enerplus and the Arrangement.

Scope of Review

In preparing the Opinion, Scotia Waterous has reviewed and relied upon, among other things:

a) a draft of the Arrangement Agreement, provided to Scotia Waterous on December 1, 2007;

b) unaudited quarterly financial statements of Focus for the three and nine month periods ended September 30, 2007;

c) unaudited quarterly financial statements of Enerplus for the three and nine month periods ended September 30, 2007;

d) audited financial statements of Focus for each of the two years ended December 31, 2006 and 2005;

e) audited financial statements of Enerplus for each of the two years ended December 31, 2006 and 2005;

f) annual reports of Focus for each of the two years ended December 31, 2006 and 2005;

g) annual reports of Enerplus for each of the two years ended December 31, 2006 and 2005;

h) annual information forms for Focus for each of the two years ended December 31, 2006 and 2005;

i) annual information forms for Enerplus for each of the two years ended December 31, 2006 and 2005;

j) 2006 and 2005 Information Circular and Proxy Statements for Focus;

k) 2006 and 2005 Information Circular and Proxy Statements for Enerplus;

l) material change reports of Focus dated May 2, 2006 and July 5, 2006;

m) management information circular for Focus dated May 30, 2006;

n) material change report of Enerplus dated June 19, 2007;

o) final short form prospectuses of Enerplus dated March 14, 2006 and April 3, 2007;

p) internal budgets of each of Focus and Enerplus prepared by their respective managements for the years ending 2007 and 2008;

q) a draft reserve report, effective November 30, 2007, prepared by Paddock Lindstrom & Associates Ltd., an independent oil and gas reservoir engineering firm, regarding Focus' oil and gas assets;

r) reserve reports, each effective December 31, 2006, prepared by Paddock Lindstrom & Associates Ltd. and GLJ Petroleum Consultants Ltd., independent oil and gas reservoir engineering firms, regarding Focus' oil and gas assets;

s) reserve reports, effective December 31, 2006, prepared by GLJ Petroleum Consultants Ltd., Sproule Associates Limited. and DeGolyer and MacNaughton, independent oil and gas reservoir engineering firms, regarding Enerplus' oil and gas assets;

t) a resource report dated September 1, 2006, prepared by GLJ Petroleum Consultants Ltd., an independent oil and gas reservoir engineering firm, regarding Enerplus' Kirby oil sands project;

u) a resource report dated December 31, 2006, prepared by GLJ Petroleum Consultants Ltd., independent oil and gas reservoir engineering firm, regarding Enerplus' Joslyn Creek oil sands project;

v) financial forecasts for Focus and Enerplus provided by Enerplus and Focus management;

w) a schedule of Focus' undeveloped land holdings as of December 31, 2006 prepared by Focus' management;

x) a schedule of Enerplus' undeveloped land holdings as of December 31, 2006 prepared by Enerplus' management;

y) Focus' estimated tax pool balances as of December 31, 2006 and September 30, 2007, prepared by Focus' management;

z) Enerplus' estimated tax pool balances as of December 31, 2006 and projected for September 30, 2007, prepared by Enerplus' management;

aa) other financial and operating information with respect to Focus obtained from Focus' management;

bb) other financial and operating information with respect to Enerplus obtained from Enerplus' management;

cc) all press releases issued by Focus since January 1, 2006;

dd) all press releases issued by Enerplus since January 1, 2006;

ee) a formal due diligence session with senior management of Focus;

ff) a formal due diligence session with senior management of Enerplus;

gg) current oil and gas price forecasts of independent reservoir engineering firms;

hh) current prices of oil and gas futures contracts;

ii) discussions with senior management of each of Focus and Enerplus;

jj) public information relating to the business, operations, financial performance and unit trading history of Focus and Enerplus and other selected public royalty trusts considered by us to be relevant;

kk) public information with respect to other transactions of a comparable nature considered by us to be relevant;

ll) public information regarding the oil and gas industry;

mm) representations contained in certificates addressed to Scotia Waterous, as of the date hereof, from senior officers of Focus as to the completeness, accuracy and fair presentation of information with respect to Focus and its associates and affiliates upon which the Opinion is based;

nn) representations contained in certificates addressed to Scotia Waterous, as of the date hereof, from senior officers of Enerplus as to the completeness, accuracy and fair presentation of information with respect to Enerplus and its associates and affiliates upon which the Opinion is based; and

oo) such other corporate, oil and gas royalty trust, industry and financial market information, investigations and analyses as Scotia Waterous considered necessary or appropriate in the circumstances.

Scotia Waterous has not, to the best of its knowledge, been denied access by Focus or Enerplus to any information requested by Scotia Waterous.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Waterous has relied, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, Focus, Enerplus and their associates and affiliates and advisors or otherwise (collectively, the "Information") and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Scotia Waterous has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial forecasts and budgets provided to Scotia Waterous and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Focus and Enerplus, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

We have, with respect to all accounting, legal and tax matters relating to the Agreement and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to Focus, including information disclosed in the Focus Information Circular, and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of Focus and we have assumed all

conditions precedent to the completion of the Arrangement can be satisfied in due course, and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be completed in the timeframe indicated in the Focus Information Circular.

Senior management of Focus have represented to Scotia Waterous in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the written information and written data provided to Scotia Waterous by or on behalf of Focus in respect of Focus and its subsidiaries or affiliates, in connection with the Arrangement is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the information and data provided to Scotia Waterous by Focus not misleading in light of circumstances in which it was prepared; (ii) to the extent that any of the data identified in (i) above is historical, there have been no changes in material factors or new material facts since the respective dates thereof which have not been publicly disclosed or disclosed to Scotia Waterous or updated by more current information or data disclosed; and (iii) any portions of the data provided to Scotia Waterous which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Focus, are (or were at the time of preparation) reasonable in the circumstances.

Senior management of Enerplus have represented to Scotia Waterous in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the written information and written data provided to Focus or Scotia Waterous on behalf of Enerplus in respect of Enerplus and its subsidiaries or affiliates, in connection with the Arrangement is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the data provided to Focus or Scotia Waterous not misleading in light of circumstances in which it was prepared.; (ii) to the extent that any of the data identified in (i) above is historical, there have been no changes in material factors or new material facts since the respective dates thereof which have not been publicly disclosed or disclosed to Focus or Scotia Waterous or updated by more current information or data disclosed; and (iii) any portions of the data provided to Focus or Scotia Waterous which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Enerplus, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Focus, Enerplus and their respective associates and affiliates, as they were reflected in the Information and as they were represented to Scotia Waterous in discussions with management of Focus and Enerplus. In its analyses and in preparing the Opinion, Scotia Waterous made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Waterous or any party involved in the Arrangement.

For the purposes of rendering the Opinion, Scotia Waterous has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that Focus will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom. Finally, Scotia Waterous has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on Focus or Enerplus or the contemplated benefits of the Arrangement.

The Opinion has been provided for the use of the Board in connection with the Arrangement and may not be used or relied upon by any other person or for any other purpose and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Scotia Waterous, provided, however, that this Opinion may be reproduced in the Focus Information Circular in its entirety and may be summarized in the Focus Information Circular and in press releases issued in connection with the Arrangement (said summaries subject to Scotia Waterous' approval). The Opinion is given as of the date hereof and Scotia Waterous disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Waterous after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Waterous reserves the right to change, modify or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Waterous is of the opinion that, as of the date hereof, the consideration to be received by Focus Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Focus Securityholders.

Yours very truly,

Scotia Waterous Inc.

Scotia Waterous Inc.

APPENDIX E

ENERPLUS PRO FORMA FINANCIAL STATEMENTS

Enerplus Resources Fund
Pro Forma Consolidated Balance Sheet
As at September 30, 2007
(millions of Canadian dollars)
(unaudited)

	Enerplus	Focus (1)	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Assets					
Current assets					
Cash	$ 2.6	$ -	$ -		$ 2.6
Accounts receivable	135.9	32.9	-		168.8
Deferred financial assets	21.8	16.7	-		38.5
Other current	3.9	9.7	-		13.6
	164.2	59.3	-		223.5
Property, plant and equipment	3,834.2	1,258.1	485.7	2(b)	5,578.0
Goodwill	196.3	453.2	(3.3)	2(c)	646.2
Other assets	58.5	-	-		58.5
Reclamation fund	-	8.9	-		8.9
	4,089.0	1,720.2	482.4		6,291.6
	$ 4,253.2	$ 1,779.5	$ 482.4		$ 6,515.1
Liabilities and unitholders' equity					
Current liabilities					
Accounts payable	$ 270.2	$ 37.1	$ 36.0	2(d)	$ 343.3
Distributions payable to unitholders	54.4	11.1	-		65.5
Deferred financial credits	112.2	-	-		112.2
Current bank debt	-	14.3	-		14.3
	436.8	62.5	36.0		535.3
Long-term debt	652.4	281.5	-		933.9
Future income taxes	342.8	322.2	153.0	2(e)	818.0
Asset retirement obligations	124.5	41.6	-		166.1
	1,119.7	645.3	153.0		1,918.0
Unitholders' equity					-
Unitholders' capital	4,020.6	971.6	236.2	2(f)	5,228.4
Exchangeable partnership units	-	200.8	(43.5)	2(f)	157.3
Accumulated deficit	(1,219.2)	(102.7)	102.7	2(f)	(1,219.2)
Accumulated other comprehensive (loss) / income	(104.7)	2.0	(2.0)	2(f)	(104.7)
	2,696.7	1,071.7	293.4		4,061.8
	$ 4,253.2	$ 1,779.5	$ 482.4		$ 6,515.1

(1) Certain amounts have been reclassified for presentation consistency.

Enerplus Resources Fund
Pro Forma Consolidated Statement of Income
Nine Months ended September 30, 2007
(millions of Canadian dollars, except per unit amounts)
(unaudited)

	Enerplus	Focus(1)	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Revenues					
Oil and gas sales	$ 1,144.0	$ 261.6	$ -		$ 1,405.6
Royalties	(211.9)	(48.8)	-		(260.7)
Commodity derivative instruments	(4.1)	37.0	-		32.9
Other income	14.6	-	-		14.6
	942.6	249.8	-		1,192.4
Expenses					
Operating	210.3	21.8	-		232.1
General and administrative	51.5	7.5	-		59.0
Transportation	16.7	9.8	-		26.5
Interest	26.4	12.4	-		38.8
Foreign exchange	(4.1)	-	-		(4.1)
Depletion, depreciation, amortization and accretion	352.0	150.3	(19.3)	3(a)	483.0
	652.8	201.8	(19.3)		835.3
Income before taxes	289.8	48.0	19.3		357.1
Taxes					
Current taxes	10.4	0.6	-		11.0
Future income expense/(recovery)	38.4	(1.3)	6.5	3(b)	43.6
	48.8	(0.7)	6.5		54.6
Net Income	$ 241.0	$ 48.7	$ 12.8		$ 302.5

[1] Certain amounts have been reclassified for presentation consistency.

	Enerplus	Pro Forma Consolidated
Net Income per unit:		
Basic	1.90	1.88
Diluted	1.90	1.88

Enerplus Resources Fund
Pro Forma Consolidated Statement of Income
Year ended December 31, 2006
(millions of Canadian dollars, except per unit amounts)
(unaudited)

	Enerplus January 1 - December 31, 2006 (1)	Focus January 1 - December 31, 2006 (1)	Profico January 1 - June 26, 2006 (2)	Focus Adjustments (3)	ProForma Adjustments	Notes	Pro Forma Consolidated
Revenues							
Oil and gas sales	$ 1,595.3	$ 261.5	$ 123.5	$ (20.1)	$ -		$ 1,960.2
Royalties	(296.6)	(54.1)	(28.8)	7.1	-		(372.4)
Commodity derivative instruments	(3.2)	24.2	(0.5)	-	-		20.5
Other income	2.5	-	-	-	-		2.5
	1,298.0	231.6	94.2	(13.0)	-		1,610.8
Expenses							
Operating	251.2	21.1	9.9	(3.0)	-		279.2
General and administrative	59.9	11.4	50.8	-	-		122.1
Transportation	22.6	12.1	2.5	-	-		37.2
Interest	32.2	10.3	0.7	-	-		43.2
Foreign exchange	(0.5)	-	-	-	-		(0.5)
Depletion, depreciation, amortization and accretion	481.6	132.8	34.4	32.4	13.1	3(a)	694.3
	847.0	187.7	98.3	29.4	13.1		1,175.5
Income before taxes	451.0	43.9	(4.1)	(42.4)	(13.1)		435.3
Taxes							
Current taxes	18.2	0.2	27.3	(4.2)	-		41.5
Future income (recovery)/expense	(112.0)	(30.2)	(32.0)	(8.9)	(4.7)	3(b)	(187.8)
	(93.8)	(30.0)	(4.7)	(13.1)	(4.7)		(146.3)
Non-controlling interest - exchangeable shares	-	0.9	-	(0.5)	(0.4)	3(c)	-
Net Income	$ 544.8	$ 73.0	$ 0.6	$ (28.8)	$ (8.0)		$ 581.6

[1] Certain amounts have been reclassified for presentation consistency.

[2] Focus acquired Profico effective June 27, 2006 through a Plan of Arrangement ("Profico Arrangement").

[3] Pursuant to the Profico Arrangement, certain properties of Profico were not acquired by Focus. These adjustments remove the properties that were not acquired by Focus and also represent the pro-forma adjustments had Profico been acquired by Focus on January 1, 2006.

Net Income per unit:		
Basic	4.48	3.74
Diluted	4.47	3.73

Enerplus Resources Fund
Notes to Pro Forma Consolidated Financial Statements
As at and for the nine months ended September 30, 2007 and for the year ended December 31, 2006
(millions of Canadian dollars, except per unit amounts)
(unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2007 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2007 and for the year ended December 31, 2006 (the "Pro Forma Statements") of Enerplus Resources Fund ("Enerplus") have been prepared for inclusion in the Information Circular and Proxy Statement (the "Information Circular") of Focus Energy Trust ("Focus"). The Information Circular includes details of the plan of arrangement (the "Arrangement") between Enerplus and Focus.

The Pro Forma Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") by the management of Enerplus. Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2006 audited consolidated financial statements of Enerplus with the exception of the changes in accounting policies detailed in Note 2 of the September 30, 2007 consolidated financial statements of Enerplus.

The Arrangement contemplates the combination of Enerplus with Focus and is subject to the approval of the voting security holders of Focus. The Pro Forma Statements are prepared on the basis that the Arrangement will be approved by the voting security holders of Focus. The unaudited pro forma consolidated balance sheet gives effect to the Arrangement and assumptions described in Note 2 as if they had occurred on September 30, 2007 and the unaudited pro forma consolidated statements of income give effect to the Arrangement and assumptions described in Note 3 as if they had occurred at January 1, 2006.

In the opinion of management, the Pro Forma Statements include all material adjustments for a fair presentation of the ongoing entity in accordance with GAAP.

The Pro Forma Statements have been prepared from, and should be read in conjunction with, the following financial statements and financial information:

- The audited consolidated financial statements of Enerplus as at and for the year ended December 31, 2006 and the unaudited interim consolidated financial statements of Enerplus as at September 30, 2007 and for the three and nine months then ended.
- The audited consolidated financial statements of Focus as at and for the year ended December 31, 2006 and the unaudited interim consolidated financial statements of Focus as at September 30, 2007 and for the three and nine months then ended.

The Pro Forma Statements are not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. Although potential operating synergies and administrative cost savings are anticipated as a result of the combined operations, no adjustments for such have been made in preparing these Pro Forma Statements.

2. Pro Forma Consolidated Balance Sheet Assumptions and Adjustments

The Arrangement contemplates the combination of Enerplus with Focus. Pursuant to the Arrangement, Enerplus will acquire all of the outstanding trust units of Focus at an exchange ratio of 0.425 of an Enerplus trust unit for each outstanding Focus trust unit. In addition, the outstanding Focus exchangeable partnership units will become exchangeable into Enerplus trust units using the same exchange ratio of 0.425 immediately following the combination. The total estimated consideration for the issued and outstanding Focus trust units and exchangeable partnership units is $1.4 billion including transaction costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values.

The Pro Forma Statements have been prepared using the estimated fair value of the acquired assets and assumed liabilities at September 30, 2007. These amounts are subject to change as certain estimates are realized or determined and final tax pools are established. For purposes of preparing the unaudited pro forma consolidated balance sheet, the fair value of assets acquired and liabilities assumed were allocated as follows:

a. Purchase price allocation:

Purchase Price		($ millions)
Enerplus Trust Units issued and Exchangeable Partnership Units assumed	$	1,365.1
Transaction costs		36.0
	$	1,401.1

Allocation of the Purchase Price		
Property, plant and equipment	$	1,743.8
Goodwill		449.9
Deferred financial assets		16.7
Working capital (deficiency)		(11.0)
Long-term debt		(281.5)
Future income taxes		(475.2)
Asset retirement obligations		(41.6)
	$	1,401.1

The value of Enerplus trust units to be issued and the Focus exchangeable partnership units assumed was determined as the five-day weighted average trading value of Enerplus trust units, including two days before and after the announcement date and the date of the announcement (December 3, 2007).

b. Focus property, plant and equipment has been increased by $485.7 million to adjust the recorded amount to the estimated fair value of the acquired assets on September 30, 2007.

c. Goodwill of $449.9 million has been recorded and represents the amount of consideration in excess of the fair value assigned to the net identifiable assets acquired and liabilities assumed on September 30, 2007.

d. Accounts payable was increased by $36.0 million to reflect estimated transaction costs.

e. The future income tax liability has been increased by $153.0 million reflecting the $485.7 increase in property, plant and equipment.

f. Unitholders' capital recorded for Enerplus has been increased by $1.365 billion to reflect the issuance of approximately 30.0 million trust units at a price of $40.29 per trust unit as well as the assumption of 9.2 million Focus exchangeable partnership units that are exchangeable into Enerplus trust units at a ratio of 0.425 per exchangeable partnership unit immediately following the combination. Focus' recorded unitholder's capital, deficit and accumulated other comprehensive income have been eliminated consistent with the purchase method of accounting.

3. Pro Forma Consolidated Statements of Earnings Assumptions and Adjustments

a. Depletion expense has been adjusted to reflect the production and depletion rate calculated on the unit-of-production method including the depletion base and the estimated proved petroleum and natural gas reserves from the business combination.

b. Future income tax has been adjusted to reflect the impact of the above adjustments, as applicable.

c. The non-controlling interest related to the Focus exchangeable shares has been eliminated to reflect the transaction occurring on January 1, 2006.

4. Per Unit Information

Pro forma net income per unit has been calculated using the weighted average number ofEnerplus trust units outstanding plus Enerplus trust units issued and Focus exchangeable partnership units assumed to effect the combination as if they had been outstanding for the respective period, as follows (millions):

September 30, 2007	Enerplus	Focus combination	Pro Forma Consolidated
Basic	127.0	33.9	160.9
Diluted	127.1	33.9	161.0

December 31, 2006	Enerplus	Focus combination	Pro Forma Consolidated
Basic	121.6	33.9	155.5
Diluted	121.9	33.9	155.8

APPENDIX F

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

Shareholder's Right to Dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX G

AUDITORS' CONSENTS

Consent of KPMG LLP

We have read the Information Circular of Focus Energy Trust dated December 21, 2007 with respect to the Arrangement. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned Information Circular, of our report to Focus Unitholders dated March 5, 2007 on the consolidated balance sheets of Focus Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income and accumulated income and cash flows for the years then ended.

We also consent to the use in the above-mentioned Circular of our report to the shareholders of Profico Energy Management Ltd. on the consolidated balance sheets of the Profico Energy Management Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. Our report is dated March 6, 2006.

(signed) "*KPMG LLP*"
Chartered Accountants

Calgary, Canada
December 21, 2007

KPMG LLP

Consent of Deloitte & Touche LLP

We have read the Information Circular and Proxy Statement of Focus Energy Trust dated December 21, 2007 with respect to the Arrangement involving Focus Energy Trust, FET Resources Ltd., Focus Limited Partnership, FET Management Ltd., FET ExchangeCo Ltd., Focus Commercial Trust, Enerplus Resources Fund, EnerMark Inc., Enerplus Finance Limited Partnership and Focus Securityholders. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned Information Circular and Proxy Statement, of our report to the Board of Directors and unitholders of Enerplus Resources Fund on the consolidated balance sheets of Enerplus Resources Fund as at December 31, 2006 and 2005 and the consolidated statements of income, accumulated deficit and cash flows for the years then ended. Our report is dated February 21, 2007.

(signed) "*Deloitte & Touche LLP* "
Chartered Accountants

Calgary, Alberta
December 21, 2007

Deloitte & Touche LLP

FOCUS ENERGY TRUST

2 0 0 7

Q2

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	Change
FINANCIAL					
Production revenue and financial commodity contract settlements [1]	**96,294**	48,663	**195,564**	96,809	102%
Funds flow from operations [2]	**62,780**	27,988	**127,194**	56,677	124%
Per unit [3] [4]	**$ 0.80**	$ 0.70	**$ 1.61**	$ 1.47	10%
Cash distributions					
Per unit	**$ 0.42**	$ 0.57	**$ 0.84**	$ 1.14	(26%)
Payout ratio (per-unit basis)	**53%**	82%	**52%**	78%	(26%)
Net income	**23,790**	21,873	**29,538**	38,651	(24%)
Per unit	**$ 0.30**	$ 0.57	**$ 0.38**	$ 1.03	(63%)
Capital expenditures [5]	**8,863**	2,674	**58,505**	26,963	117%
Acquisitions [5]	**3,973**	1,091,294	**3,973**	1,091,294	(100%)
Long-term debt less working capital [8]	**305,223**	297,450	**305,223**	297,450	3%
Increase (decrease) for the period	**(18,914)**	188,356	**(2,735)**	204,932	
Total Trust Units – outstanding (000's)[4]	**79,097**	78,359	**79,097**	78,359	1%
Weighted average Total Trust Units (000's)[6]	**78,909**	39,335	**78,776**	38,417	105%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,798**	1,563	**1,854**	1,587	17%
NGLs (bbls/d)	**831**	682	**821**	733	12%
Natural gas (mcf/d)	**115,585**	46,753	**115,550**	45,950	151%
Barrels of oil equivalent (@ 6:1)	**21,894**	10,038	**21,933**	9,978	120%
Average product prices realized [7]					
Crude oil (CDN$/bbl)	**$ 67.64**	$ 73.08	**$ 65.06**	$ 68.06	(4%)
NGLs (CDN$/bbl)	**$ 61.35**	$ 66.37	**$ 58.40**	$ 62.69	(7%)
Natural gas (CDN$/mcf)	**$ 7.35**	$ 7.36	**$ 7.56**	$ 7.63	(1%)
Field netback per BOE					
Revenue [7]	**$ 46.70**	$ 50.27	**$ 47.54**	$ 50.69	(6%)
Royalties, net of ARTC	**$ (9.10)**	$ (9.71)	**$ (8.96)**	$ (10.80)	(17%)
Production expenses	**$ (3.71)**	$ (4.62)	**$ (4.10)**	$ (5.05)	(19%)
Field netback	**$ 33.90**	$ 35.95	**$ 34.48**	$ 34.83	(1%)
Wells drilled					
Gross	**90**	8	**187**	17	1,000%
Net	**57.0**	8.0	**147.1**	15.4	855%
Success rate	**100%**	100%	**100%**	100%	
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	**$ 20.41**	$ 25.89	**$ 20.41**	$ 25.89	
Low	**$ 17.45**	$ 20.31	**$ 16.19**	$ 20.31	
Close	**$ 17.80**	$ 23.65	**$ 17.80**	$ 23.65	(25%)
Daily average trading volume	**207,162**	243,598	**205,431**	180,902	14%

TSX Listings:

FET.UN
FOCUS Energy Trust Units

For further information about Focus Energy Trust please contact:

Derek Evans
President
and Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Senior Vice President
and Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408

(1) Production revenue includes settlements for financial commodity contracts. For 2007, it excludes any unrealized gains or losses recorded for financial commodity contracts and excludes the reclassification to earnings of gains on hedges held at January 1, 2007.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(3) Based on the weighted average Total Trust Units outstanding for the period

(4) Total Trust Units being trust units, exchangeable partnership units, and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio for exchangeable shares was 1.41974 at June 30, 2006. All outstanding exchangeable shares were redeemed for trust units on January 16, 2007. Each exchangeable partnership unit is exchangeable into one trust unit.

(5) Cost of capital expenditures and acquisitions excluding any asset retirement obligation or future income tax

(6) Weighted average Total Trust Units including trust units, exchangeable partnership units and exchangeable shares converted at the average exchange ratio

(7) Includes settlements for financial commodity contracts and net of transportation charges. For 2007, it excludes any unrealized gains or losses recorded for financial commodity contracts and excludes the reclassification to earnings of gains on hedges held at January 1, 2007.

(8) Long-term debt less working capital excludes any derivative asset or derivative liability. At June 30, 2007, there was a $17.2 million derivative asset as compared to a derivative liability of $0.2 million at December 31, 2006.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, changes in legislation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Despite a lower gas price environment, Focus continues to replace production, report strong netbacks and demonstrate sustainability. For the first half of 2007, funds flow from operations of $127.2 million has essentially funded capital expenditures of $58.5 million, distributions to unitholders of $66.2 million and $3.0 million of contributions to the reclamation fund.
- Our Shackleton drilling inventory continues to increase through areal extensions of the pool boundaries and new production intervals in existing wellbores.
- Field capital costs are dropping significantly and are being complemented by increased service efficiency.
- Our natural gas hedging programs provide additional certainty to our distribution and capital programs, generating $5.2 million of incremental revenue in Q2 2007 and $14.3 million year to date.
- Strong netbacks of $33.90/BOE were driven by good realized natural gas prices and low operating, royalty and general and administrative costs.
- Second quarter funds flow from operations ($0.80/unit) was essentially flat to Q1 ($0.82/unit) in a quarter where the average AECO daily reference price for natural gas decreased by five percent.
- Selective acquisitions around our core areas have been successful, adding 13 (6.5 net) sections of land at our new Trutch Halfway gas pool and 60 (30 net) sections of land in the Shackleton field.

Message to Unitholders

We are pleased with our results for the second quarter. Our Q2 capital program was focused on the Shackleton field and directed towards development drilling and expanding the boundaries of the Shackleton field. During the quarter we drilled 90 (57 net) Milk River gas wells. We had 100 percent success with our drilling program and are pleased with the results, not only from a production and cost perspective but, as importantly, from the additions to our drilling inventory.

Although we had an early start to our summer Shackleton program, an extremely wet June delayed the program somewhat. Additional equipment has been mobilized to minimize the production impact of the weather delays. Production volumes in the quarter averaged 21,894 BOE/d. During the quarter we tied in 13 Shackleton wells from our Q1 drilling program. New production from the Shackleton summer program will not be pipeline connected prior to the Q4 winter heating season.

Funds flow from operations for the second quarter of 2007 was $62.8 million. Funds flow from operations remained strong for the quarter, with continued support from natural gas price protection activities, lower production expenses and lower general and administrative expenses. Focus' realized natural gas price per mcf of $7.35 in the second quarter of 2007 was higher than the average AECO daily reference price of $7.07, reflecting the positive contribution of our natural gas hedging program.

Operating expenses in the second quarter were $3.71 per BOE. Historically, the second quarter is our lowest operating cost quarter due to high initial flush volumes from new wells in Tommy Lakes and Shackleton. Our overall operating costs continue to be among the lowest in the trust sector, driven by low operating costs at Tommy Lakes ($2.02/BOE) and Shackleton ($2.72 /BOE).

Outlook

Focus is well positioned to handle and prosper from the current volatility in natural gas prices. We have strong hedge positions with in excess of 50 percent of our gross natural gas sales hedged for the period July 2007 to March 2008 at $8.36 per mcf. Our royalty, operating, general and administrative, and interest cost structures are among the lowest in the sector and reflect our continued focus on the aspects of our business that we can control. These factors combined, result in high netbacks supporting our significant capital and distribution programs. Our inventory of drilling opportunities continues to expand and we have three years of drilling inventory at our current pace. This inventory generates attractive rates of return at a flat $5.00 per mcf natural gas price. We have a conservative debt position with debt-to-funds-flow of 1.2 times and our sustainable business model ensures that we live within our funds flow and that only the best projects get capitalized.

Focus was built not only to be able to survive a volatile natural gas market, but also to be in a position to benefit from it. We continue to evaluate acquisition opportunities and note that while transaction prices have been falling in recent months, the quality of assets available has remained challenging. Quality assets continue to be recognized as such, making them unavailable or extremely expensive. The Trust has the financial strength and flexibility to compete on quality acquisition opportunities where our operational strength can be applied.

Our capital program for the remainder of the year is focused on the drilling of approximately 200 gross wells in Shackleton, as well as the start of our winter drilling program at Tommy Lakes. In an effort to take advantage of the improving cost environment in Southwest Saskatchewan, and to move away from more costly winter drilling operations, we have shifted $15 million of Shackleton Q1 2008 capital into 2007. This capital will be put to work in 2007 but will not impact our production profile until 2008 as the wells are brought on production in late 2007. This change and the $4.0 million of acquisitions done in Q2 will move our capital guidance for 2007 to the top end of the range as outlined in the Outlook section of the MD&A.

The Trust is in excellent shape with a larger inventory of drilling opportunities than at any other point in its history. With our high netbacks, we are well positioned to handle the short-term volatility in natural gas prices. Longer term, the new cost efficiencies from the service sector combined with a sustained recovery in natural gas prices, will significantly increase our profitability and funds flow.

I would like to thank all of our unitholders for their ongoing support and confidence in Focus.

On behalf of the Board of Directors,



Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2007 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 7, 2007 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

OPERATIONS SUMMARY	Three Months Ended June 30, 2007	2006	Six Months Ended June 30, 2007	2006
Average daily production				
Barrels of oil equivalent (@ 6:1)	**21,894**	10,038	**21,933**	9,978
% of Natural gas	**88%**	78%	**88%**	77%
Average product prices realized				
Crude oil sales (CDN$/bbl)	**$ 67.73**	$ 77.19	**$ 64.88**	$ 71.18
Financial commodity contract settlements (CDN$/bbl)	**$ (0.09)**	$ (4.11)	**$ 0.18**	$ (3.11)
Realized price (CDN$/bbl)	**$ 67.64**	**$** 73.08	**$ 65.06**	$ 68.06
NGLs (CDN$/bbl)	**$ 61.35**	$ 66.37	**$ 58.40**	$ 62.69
NGL price/crude oil price	**91%**	86%	**90%**	88%
Natural gas sales (CDN$/mcf)	**$ 7.29**	$ 6.71	**$ 7.38**	$ 7.62
Transportation system charges (CDN$/mcf)	**$ (0.31)**	$ (0.65)	**$ (0.33)**	$ (0.63)
Financial commodity contract settlements (CDN$/mcf)	**$ 0.36**	$ 1.29	**$ 0.51**	$ 0.65
Realized price (CDN$/mcf)	**$ 7.35**	$ 7.36	**$ 7.56**	$ 7.63
Reference prices & differential to Focus sales price, after transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 71.87**	$ 78.63	**$ 69.48**	$ 73.82
Differential (CDN$/bbl)	**$ (4.14)**	$ (1.44)	**$ (4.60)**	$ (2.65)
Natural gas (AECO daily CDN$/mcf)	**$ 7.07**	$ 6.04	**$ 7.24**	$ 6.77
Differential (CDN$/mcf)	**$ (0.22)**	$ (0.39)	**$ (0.36)**	$ (0.27)
Funds flow from operations per BOE				
Production revenue	**$ 46.44**	$ 47.90	**$ 46.57**	$ 51.11
Financial commodity contract settlements	**1.89**	5.38	**2.69**	2.49
Transportation system charges	**(1.63)**	(3.01)	**(1.72)**	(2.92)
Realized price	**46.70**	50.27	**47.54**	50.69
Royalties, net of ARTC	**(9.10)**	(9.71)	**(8.96)**	(10.80)
Production expenses	**(3.71)**	(4.62)	**(4.10)**	(5.05)
Field netback	**33.90**	35.95	**34.48**	34.83
Facility income	**0.28**	1.05	**0.30**	0.92
Business interruption insurance	**0.05**	-	**0.03**	-
Interest income	**0.01**	-	**0.03**	0.01
General and administrative, cash portion	**(0.59)**	(1.66)	**(0.71)**	(1.34)
Elimination of the Executive Bonus Plan	**-**	(3.14)	**-**	(1.59)
Interest and financing and other	**(2.13)**	(1.49)	**(2.09)**	(1.33)
Current and large corporations tax	**-**	(0.07)	**-**	(0.12)
Funds flow from operations per BOE	**$ 31.51**	$ 30.64	**$ 32.04**	$ 31.38
Funds flow from operations/field netback	**93%**	85%	**93%**	90%
Royalty rate (before financial commodity contract settlements)	**20%**	22%	**20%**	22%
Effective royalty rate (after financial commodity contract settlements)	**19%**	19%	**19%**	21%

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	**2007**	2006
Production revenue and financial commodity contract settlements ($ thousands)				
Crude oil	**11,110**	11,017	**21,833**	20,538
Financial commodity contract settlements	**(15)**	(585)	**61**	(895)
NGLs	**4,641**	4,122	**8,676**	8,315
Natural gas, before transportation system charges	**76,771**	28,609	**154,385**	63,457
Financial commodity contract settlements	**3,787**	5,500	**10,609**	5,393
Production revenue and financial commodity contract settlements	**96,294**	48,663	**195,564**	96,809
Funds flow from operations ($ thousands)				
Cash flow from operating activities	**70,405**	26,146	**143,232**	53,180
Reclamation costs	**338**	285	**821**	285
Net change in non-cash working capital items	**(7,963)**	1,557	**(16,859)**	3,212
Funds flow from operations	**62,780**	27,988	**127,194**	56,677

Overall Performance

Overall results for the second quarter of 2007 reflect the significant growth of Focus over the past year resulting from the Profico acquisition a year ago, a significant reinvestment into our natural gas properties and the benefits of our price protection activities.

The main activity for Focus during the second quarter of 2007 was the continuation of the development drilling program in the Shackleton field.

Funds flow from operations remained strong for the quarter, with continued support from natural gas price protection activities, lower production expenses and lower general and administrative expenses. Natural gas reference prices decreased five percent during the quarter, however price protection activities added $0.49 per mcf to the realized natural gas price. Production volumes were constant in the second quarter of 2007 compared with the first quarter of 2007 and the fourth quarter of 2006.

Funds flow from operations for the second quarter of 2007 was $62.8 million or $0.80 per unit, compared with $64.4 million or $0.82 per unit in the first quarter of 2007. Funds flow from operations increased from $28.0 million, or $0.70 per unit, in the second quarter of 2006 primarily due to the 120 percent increase in production resulting from the Profico acquisition. Funds flow from operations per unit for the six months ended June 30, 2007 has increased 10 percent compared with the prior year. A seven percent increase in the reference price of natural gas and a significant decrease in production expenses and general and administrative expenses on a BOE basis were the driving factors.

During the quarter, funds flow from operations of $62.8 million funded capital expenditures of $8.9 million, distributions of $33.1 million, contributions to the reclamation fund and reclamation costs of $1.6 million and debt repayment of $19.1 million. Long-term debt less working capital (excluding derivative assets and liabilities) decreased by $18.9 million during the quarter, resulting from the $19.1 million repayment from operations, $3.3 million in proceeds from the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan"), $0.4 million from the exercise of trust unit rights and less $4.0 million in acquisitions.

On a year-to-date basis, funds flow from operations of $127.2 million plus $0.5 million of debt, funded capital expenditures of $58.5 million, distributions of $66.2 million and contributions to the reclamation fund and reclamation costs of $3.0 million. Long-term debt less working capital (excluding derivative assets and liabilities) decreased by $2.7 million, resulting from $6.3 million in proceeds from the DRIP Plan and $0.9 million from the exercise of trust unit rights, partially offset by the $0.5 million debt funding for operations and $4.0 million in acquisitions. Focus remains committed to a strong balance sheet and sustainability whereby capital expenditures and distributions are funded by funds flow from operations. On a year-to-date basis, Focus has essentially funded all of its field capital expenditures, distributions to unitholders and reclamation fund contributions out of funds flow from operations. The ratio of debt to annualized funds flow from operations is approximately 1.2 times.

Capital expenditures for the six months ended June 30, 2007 were $58.5 million with 95 percent directed towards natural gas. Of the investment in natural gas properties, 66 percent has been reinvested at Shackleton with the drilling of 178 gas wells and expansion of gas processing facilities. A further 28 percent has been reinvested at Tommy Lakes in British Columbia with the

drilling of six wells, a 50-kilometer seismic program south of the main Halfway pool and the tie in of the new Trutch pool to the northwest of the main Halfway pool. Results of our capital programs for the first six months remain in line with expectations.

Net income for the three months ended June 30, 2007 of $23.8 million, or $0.30 per unit, compares with net income of $21.9 million, or $0.57 per unit, in the second quarter of 2006. On a year-to-date basis, net income for the six months ended June 30, 2007 was $29.5 million, or $0.38 per unit, compared with net income of $38.6 million, or $1.03 per unit, in 2006. The significant change from the prior year is primarily due to higher depletion and depreciation charges resulting from the major acquisition in June 2006 and the change in accounting policy January 1, 2007 to record the unrealized losses on commodity contracts.

Compared with the first quarter of 2007, funds flow from operations and production were relatively flat and the change in net income was lower primarily due to the change in accounting policy January 1, 2007 to record the unrealized losses on commodity contracts.

Seasonality of Operations

Prior to the Profico acquisition of Saskatchewan properties in June 2006, the majority of Focus' natural gas production was in British Columbia and was only accessible in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the Profico acquisition in June 2006, only 30 percent of natural gas production is now from northeast British Columbia and seasonality will be less of a factor on our operations.

Production

2007 Q2 compared with 2007 Q1:

- Average production during the quarter of 21,894 BOE/d was constant compared to 21,974 BOE/d in the first quarter of 2007. Production was weighted 88 percent towards natural gas and four percent towards natural gas liquids.
- Average natural gas production of 115.6 Mmcf per day was constant compared with 115.5 Mmcf per day in the first quarter of 2007. Natural gas production increased at Tommy Lakes to 35.5 Mmcf per day compared to 33.5 Mmcf per day in the first quarter of 2007 due to new production that came on stream in March. Saskatchewan natural gas production was negatively impacted by delayed activity in the field due to wet weather experienced in the second quarter and averaged 71.8 Mmcf per day compared to 73.1 Mmcf per day in the first quarter of 2007.
- NGL production increased three percent due to new Tommy Lakes production.
- Oil production decreased six percent reflecting the natural production decline and limited capital investment on crude oil properties.

2007 Q2 compared with 2006 Q2:

- Production in the second quarter of 2007 increased 118 percent from 10,038 BOE/d in the second quarter of 2006. The two most significant factors impacting production were the Profico acquisition in late June 2006 and ongoing reinvestment in natural gas properties to replace production and expand our drilling inventory.
- Natural gas production increased 147 percent from 46.8 Mmcf per day in the second quarter of 2006 to 115.6 Mmcf per day in the second quarter of 2007. Saskatchewan properties contributed 71.8 Mmcf per day to second quarter 2007 production and 3.4 Mmcf per day to second quarter 2006 production. Production at Tommy Lakes was 35.5 Mmcf per day in the second quarter of 2007 compared to 33.4 Mmcf per day in the second quarter of 2006.
- Oil production increased 235 BOE/d, or 15 percent, from 1,563 BOE/d in the second quarter of 2006 to 1,798 BOE/d in the second quarter of 2007. The Saskatchewan properties acquired in 2006 contributed 251 BOE/d to Q2 2007 production.
- NGL production increased 151 BOE/d from 682 BOE/d in the second quarter of 2006 to 831 BOE/d in the second quarter of 2007 due to increased recovery of natural gas liquids at our Tommy Lakes and Sylvan Lake properties.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006 (prior to the Profico acquisition)

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) a higher than standard heat content of our natural gas at 1.16 GJ's per mcf;

  b) approximately 83 percent of our natural gas being delivered to British Columbia markets which received a lower price;

  c) approximately 83 percent of our natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Natural Gas Pricing after June 30, 2006 (after the Profico acquisition)

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) an average heat content of our natural gas of 1.06 GJ's per mcf;

  b) approximately 30 percent of natural gas being delivered to British Columbia markets which receives a lower price than the AECO reference price;

  c) approximately 30 percent of natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price to June 30, 2007:

Realized Price Per Mcf	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
AECO daily average (CDN$/mcf)[1]	**$ 7.07**	$ 6.04	**$ 7.24**	$ 6.77
Plus: heat content adjustment [1][2]	**0.06**	0.60	**0.04**	0.67
Less: differential to B.C. markets [1][2]	**(0.06)**	(0.47)	**(0.07)**	(0.40)
Less: transportation system charges [2]	**(0.31)**	(0.65)	**(0.33)**	(0.63)
Adjust: timing of actual gas sales [1][2]	**0.09**	0.14	**(0.01)**	0.09
Price before price protection (physical & financial)	**6.85**	5.65	**6.88**	6.50
Impact of longer term physical sales contracts [1]	**0.13**	0.42	**0.17**	0.49
Financial hedging settlements	**0.36**	1.29	**0.51**	(0.65)
Focus realized price per mcf [3]	**$ 7.35**	$ 7.36	**$ 7.56**	$ 7.63
(1) Focus natural gas sales price per mcf (before transportation system charges and financial commodity contract settlements)	**$ 7.29**	$ 6.72	**$ 7.38**	$ 7.62
(2) Differential of Focus sales price to AECO daily reference price after transportation and before price protection per mcf	**$ (0.22)**	$ (0.39)	**$ (0.36)**	$ (0.27)

(3) For 2007, excludes any unrealized gains or losses recorded for financial commodity contracts and excludes the reclassification to earnings of gains on hedges held at January 1, 2007

Natural Gas Pricing

- Natural gas reference prices declined in Q2 2007 due to continued strong levels of U.S. natural gas drilling activity and higher levels of LNG imports into the U.S. resulting in anticipated high storage levels. Natural gas reference prices are continuing to decline in the beginning of the third quarter with mild weather in the highest consuming areas of North America and high injections of natural gas into storage. The average AECO daily reference price per mcf for natural gas was $7.07 during the second quarter of 2007 compared with $7.41 for the first quarter of 2007 and $6.04 in the second quarter of 2006.

- Focus' realized natural gas price of $7.35 per mcf in the second quarter of 2007 was five percent lower compared to the first quarter of 2007 price of $7.77 per mcf due to a five percent decrease in the reference price and a lower level of gains from the settlement of physical and financial commodity contracts.

- The realized price in the second quarter of 2007 was essentially flat to the second quarter of 2006 as the increase in the reference price of natural gas was offset by lower financial hedging settlements.

- During the second quarter of 2007, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $0.49 per mcf. During the quarter, 20 percent of natural gas was sold under forward physical sales contracts which resulted in natural gas sales being $1.4 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 47 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was positive $3.8 million for the second quarter of 2007.

- Year-to-date price protection programs have increased realized natural gas prices by $0.68 per mcf and increased revenue by approximately $14.3 million. This compares with a benefit of $1.14 per mcf and $9.3 million for the comparable period in 2006.

- Accounting for financial contracts changed in 2007 to mark-to-market accounting from hedge accounting. This is further discussed in Notes 3 and 13 of the notes to consolidated financial statements.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $67.64 per barrel for the second quarter of 2007 versus $73.08 for the comparable period in 2006 and $62.61 per barrel in the first quarter of 2007.

- The differential between the sales price of our crude oil compared with the Edmonton par reference price for light oil in the second quarter of 2007 was $4.14 per barrel compared with a differential of $4.92 per barrel in the first quarter of 2007. Heavy oil production, representing 14 percent of oil production for the quarter, had a differential of $29.50 per barrel compared with the light oil production which had a differential of $0.02 per barrel.

- Focus has utilized price protection for a portion of its crude oil production. For Q2 2007, 800 barrels per day were hedged financially with a cost of $15,000, or $0.09 per barrel. This compares with a cost of $0.6 million in the second quarter of 2006 on 700 barrels per day hedged, or $4.11 per barrel. For the first quarter of 2007, 400 barrels per day were hedged with financial commodity contracts which resulted in a gain of $0.1 million, or $0.44 per barrel.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.

- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark-to-market values is contained in Notes 12 and 14 of the notes to consolidated financial statements.

Price Protection (volume and reference price)		2007		2008
		Q3	Q4	Q1
Natural gas	Mmcf/d	77.5	63.4	56.4
	CDN$/mcf	$8.01	$8.43-$8.55	$8.71-$8.91
Crude oil	bbls/d	800	400	-
	CDN$/bbl	$70.47-$79.00	$70.00-$79.00	-

These amounts assume a heat content of 1.06 GJ per mcf for our natural gas.

Changes in Accounting Policy

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments – Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and, Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Upon adoption of these new standards, the Trust discontinued hedge accounting on its financial commodity contracts. The unrealized gain on the outstanding contracts at January 1, 2007 has

been included in accumulated other comprehensive income on adoption and will be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings which is over its original term. All financial commodity contracts entered into subsequent to January 1, 2007 will be recorded at fair value on the balance sheet. These contracts will be adjusted to fair value each period with the change recognized in the determination of income. See Notes 3 and 13 of the notes to consolidated financial statements for further discussion.

The following table summarizes the income statement impact of the financial commodity contracts:

(thousands)	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Fair value of financial contracts outstanding at end of period (asset) [1]	$ 17,191	$ 17,191
Fair value of financial contracts outstanding at beginning of period [2]	(3,400)	25,786
Change in fair value – unrealized gain (loss) on financial commodity contracts	20,591	(8,595)
Cash settlement of financial contracts in the period	3,772	10,670
Reclassification to earnings of gains on hedges [3]	6,175	16,826
Income statement impact before tax	$ 30,538	$ 18,901

(1) Represents the net derivative asset amount on the balance sheet

(2) The fair value of financial commodity contracts outstanding at December 31, 2006 was $25.8 million. This was recognized in accumulated other comprehensive income ("AOCI") and is amortized to income over the term of those contracts. AOCI and changes in other comprehensive income are presented in financial statements on a net-of-tax basis.

(3) Transitional provisions of the new standards require the fair value of the outstanding financial contracts at December 31, 2006 be recognized in income over the term of the contracts. This amount represents the second quarter and six month amortization of the December 31, 2006 fair value amount.

The following table summarizes the financial statement effects of the recognition of accumulated other comprehensive income:

(thousands)	
On adoption, net of tax ($25.9 million less related tax of $8.0 million) [1]	$ 17,947
Amortized to income, net of tax ($16.9 million less related tax of $5.1 million)	11,637
Balance as at June 30, 2007	$ 6,310

(1) Adoption amount includes $0.2 million related to the amortization of other commodity contracts.

Physical commodity contracts will continue to be accounted for on an accrual basis.

Production Revenue

- Production revenue, including financial contract hedging settlements, was $96.3 million for the three months ended June 30, 2007 compared to $48.7 million in Q2 2006. Approximately 84 percent of production revenue was from natural gas.
- The increase in production revenue is mostly due to increased production volumes since the Profico acquisition and partially offset by lower price realizations for crude oil and NGL's.
- Production revenue for Q2 2007 decreased by approximately $3.0 million from Q1 2007, mainly due to lower natural gas realizations which were partially offset by higher crude oil and NGL realizations.

Royalties

Royalties, as a percentage of revenue before financial commodity contract settlements and net of transportation charges, were 20 percent in the second quarter of 2007 compared to 22 percent in the second quarter of 2006. Crown royalties on the Saskatchewan properties are generally lower than on the properties in Alberta and British Columbia. Results for the second quarter of 2006 included four days of production and related royalties from the Saskatchewan properties. The effective royalty rate for the first quarter of 2007 and the first quarter of 2006 was constant at 19 percent as generally lower Crown royalties on the Saskatchewan properties in Q2 2007 offset the benefit from higher financial hedging settlements in Q2 2006. Financial commodity contract settlements are not subject to royalties.

Production Expenses

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production expenses per BOE	$3.71	$4.50	$4.04	$3.50	$4.62	$5.50	$4.61	$3.56

- Production expenses for the second quarter of 2007 were $3.71 per BOE compared with $4.50 per BOE for the first quarter of 2007 and $4.62 for the second quarter of 2006. Our yearly production expenses remain on target to our guidance of $3.75 to $4.25 per BOE.
- Production expenses decreased significantly from the first quarter of 2007. The first quarter of 2007 had higher production expenses due to additional costs related to cold weather freeze-offs in Saskatchewan, repairs to compressor equipment in Saskatchewan and the regular maintenance and restocking of supplies in the winter-only access areas of British Columbia.
- Production expenses declined from the second quarter of 2006 largely due to the addition of the lower production expense Saskatchewan properties.

General and Administrative Expenses

(thousands)	Three Months Ended June 30, 2007	2006	Six Months Ended June 30, 2007	2006
Cash G&A expenses	**$ 3,000**	$ 2,071	**$ 7,312**	$ 3,921
Overhead recoveries	**(1,817)**	(553)	**(4,512)**	(1,496)
Total cash G&A expenses	**1,183**	1,518	**2,800**	2,425
Non-cash G&A expense(1)	**-**	422	**-**	804
Trust Unit Rights Incentive Plan expense(2)	**920**	333	**1,607**	665
Net G&A reported	**$ 2,103**	$ 2,273	**$ 4,407**	$ 3,894
Cash-based G&A per BOE	**$ 0.59**	$ 1.66	**$ 0.71**	$ 1.34
Net reported G&A per BOE	**$ 1.06**	$ 2.49	**$ 1.11**	$ 2.16

(1) Gross general and administrative expenses for the six months ended June 30, 2006 include $0.8 million related to the Executive Bonus Plan. Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was terminated June 30, 2006.

(2) Trust Unit Rights Incentive Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 10 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $0.59 per BOE for the second quarter of 2007 and $0.71 per BOE for the six months ended June 30, 2007 compared to $1.66 per BOE for the second quarter of 2006 and $1.34 per BOE for the six months ended June 30, 2006. With the acquisition of Profico in late June 2006, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. This growth increased general and administrative costs associated with personnel, rent and corporate activities. Notwithstanding that Focus has grown in size, general and administrative expenses per BOE have declined due to increased production of the Trust after the 2006 acquisition and additional overhead recoveries from the acquired operated properties.

Cash-based general and administrative expenses decreased by $0.23 per BOE in the second quarter of 2007 from $0.82 per BOE in the first quarter of 2007. The decrease resulted from recognition in the first quarter of a one-time cash bonus of $1.2 million (discussed below) and reduced recoveries in the second quarter. The level of overhead recoveries from capital projects is determined by the magnitude of capital programs operated by Focus and is generally higher in the first quarter of the year.

Focus has completed a process to review and update the long-term compensation plans to better suit the employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. At the Annual General and Special Meeting on May 17, 2007, unitholders approved a new Unit Award Incentive Plan ("Unit Award Plan") which will grant awards of restricted trust units and performance trust units, and amended the Trust Unit Rights incentive Plan ("Rights Plan") such that no further rights would be granted under that plan. Additional information on these plans is contained in Notes 10 and 11 of the notes to consolidated financial statements. This process of change took several months and resulted in Focus being without an effective long-term incentive plan from the Fall of 2006 to the middle of 2007. As a

bridge to a new long-term incentive plan implemented in July 2007, Focus paid a bonus to employees in July 2007. This payment was approved by the Board of Directors during the first quarter of 2007 and was recorded in the March 31, 2007 financial statements.

In July 2007, the Board of Directors approved an initial grant of 321,564 restricted trust units ("RTU's") and 616,251 performance trust units ("PTU's) under the Unit Award Plan discussed above. The Unit Award Plan will settle in trust units which may be issued from treasury or purchased on the Toronto Stock Exchange. Additional trust units will be issued for the value of accrued distributions. The number of RTU's is fixed and will vest over a period of three years. The number of PTU's is dependent upon the performance of the Trust and will vest over a period of three years. The number of PTU's issued is dependent upon the payout multiplier which will vary between zero and two. The payout multiplier is determined annually and is based on value measure ratios as defined by the Board of Directors. The Unit Award Plan provides that the maximum number of trust units reserved for issuance from time to time pursuant to the Unit Award Plan shall not exceed five percent: (i) of our outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable securities of any other entity controlled by us) less (ii) the aggregate number of trust units reserved under the Rights Plan.

The RTU's and PTU's will be accounted for on a fair value basis beginning in the third quarter of 2007. Compensation expense is a non-cash charge and is based on the fair value of the trust units on the date of grant. Compensation expense is recognized in income over the three-year vesting period with a corresponding increase in contributed surplus.

Interest and Financing Expenses

Interest and financing expenses were $4.2 million in the second quarter of 2007 compared to $4.1 million in the first quarter of 2007. Average debt levels decreased during the second quarter and interest rates increased slightly. Outstanding long-term debt decreased $25 million from $311 million at March 31, 2007 to $286 million at June 30, 2007.

Interest and financing expenses increased from $1.4 million in the second quarter of 2006 to $4.2 million in the second quarter of 2007 commensurate with higher debt levels and slightly higher interest rates. Outstanding long-term debt at June 30, 2007 was $286 million compared to $242 million at June 30, 2006. Additional debt associated with the Profico business acquisition of $179 million was incurred near the end of June 2006.

Depletion and Depreciation

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended June 30, 2007, increased slightly to $23.27 per BOE ($25.11 per BOE, including the exchangeable share impact) compared to $23.18 per BOE ($25.00 per BOE, including the exchangeable share impact) in the first quarter of 2007.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended June 30, 2006 was $11.86 per BOE ($15.31 per BOE, including the exchangeable share impact) for the period April 1 to June 26, 2006 which does not include the acquisition of the Saskatchewan properties and $23.97 per BOE ($27.42 per BOE, including the exchangeable share impact) for the period June 27 to June 30, 2007, reflecting the acquisition of the Saskatchewan properties.

The depletion and depreciation rate incorporates the results of independent reserve reports dated December 31, 2006 and actual capital expenditures.

Asset Retirement Obligation

The asset retirement obligation increased $1.4 million to $39.3 million at June 30, 2007 from $37.9 million at March 31, 2007. The increase is largely due to drilling activity and slightly higher accretion expense. The asset retirement obligation recorded represents the net present value of cash flows required to settle asset retirement obligations, and a full description is contained in Note 5 of the notes to consolidated financial statements.

Income and Other Taxes

On June 22, 2007, Bill C-52, the Federal Government's legislation containing provisions to impose a tax on publicly traded income trusts and partnerships, received Royal Assent. The legislation includes a 31.5 percent tax for taxation years beginning in 2011 on income of the Trust before distributions. Distributions will effectively be taxed as a dividend to the taxable Canadian investor.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. Prior to the legislation becoming enacted, future income taxes were not required to be recorded on temporary differences related to the carrying value of these assets over their tax value. As a result of the legislation becoming enacted, the Trusts' tax status has changed for purposes of Canadian accounting guidelines. A non-cash, future income tax expense of $13.8 million has been recorded on these temporary differences in the second quarter of 2007 because of this change in tax status.

Income and other taxes include a future income tax expense of $3.3 million in the second quarter of 2007 compared to a recovery of $10.4 million in the second quarter of 2006. The future income tax expense in the second quarter resulting from the previously unrecorded temporary differences is offset by the transfer of taxable income from the Trust to individual unitholders and from the depletion associated with the accounting for exchangeable shares.

As noted above, the legislation is effective January 1, 2011 provided the Trust continues to comply with the "normal growth" guidelines in the transitional period until 2011.

Current guidelines effectively measure "normal growth" with reference to the Trust's market capitalization on October 31, 2006, the date the government first announced the proposal for the tax. The "normal growth" will permit new equity of 40 percent to the end of December 31, 2007 with an additional 20 percent per year 2008 to 2010, for a total of 100 percent. In addition, the Trust will be permitted to repay existing outstanding debt on October 31, 2006 without impacting the normal growth limits.

The Trust is currently assessing various structural alternatives in light of the legislation however, in spite of the structural implications, the core business of the Trust remains the same.

Capital Expenditures

Capital expenditures for field operations in the second quarter of 2007 were $8.9 million. Expenditures were almost entirely in our core area of Shackleton, where we drilled 90 (57 net) Milk River gas wells with a 100 percent success rate. In addition, we tied in 13 wells that were drilled in Q1 but were not tied in prior to breakup.

Although rain delays slowed down our Shackleton drilling program in the second quarter, we are working hard to catch up and thereby minimize any production impact. We continue to be pleased with our 2007 drilling program in Shackleton and are confident that, overall, the program will come in on time, on budget and as per expectations in terms of well results. We will continue to have an active program in Shackleton throughout the second half of 2007.

Also during the second quarter, we acquired two minor partner interests in our core areas of Shackleton and Tommy Lakes at a cost of $4.0 million.

Liquidity and Capital Resources

As at June 30, 2007 Focus had a working capital deficit of $19.2 million (excluding any derivative asset or liability) compared with working capital deficit of $11.0 million (excluding any derivative asset or liability) at December 31, 2006 and working capital deficit of $55.4 million at June 30, 2006. The working capital deficiency has increased from year end mainly due to a decrease in revenue receivables from a lower natural gas price at June 30, 2007 compared to December 31, 2006. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at June 30, 2007 was $286 million compared with $297 million at December 31, 2006 and $242 million at June 30, 2006. The decrease in long-term debt from year end results from the timing of capital expenditures, as Focus is more active in the winter than in the second quarter with its winter drilling programs. In addition, current bank debt at June 30, 2007 was $14.5 million compared to $5.0 million at December 31, 2006 due to timing of cheques cashed.

Focus had a $350 million revolving syndicated credit facility among four Canadian financial institutions and a $15 million operating facility at June 30, 2007. The credit facility revolves until June 24, 2008, whereupon it may be renewed for a further 364-day term subject to a review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Long-term debt plus the working capital deficiency decreased $2.7 million during the first six months of 2007 from $307.9 million at December 31, 2006 to $305.2 million at June 30, 2007. This decrease during the first six months of the year primarily resulted from the following factors:

- Funds flow from operations of $127.2 million plus $0.5 million of debt were used to fund $66.2 million in distributions declared to unitholders, $58.5 million invested in capital expenditures for field operations and $3.0 million of contributions to the reclamation fund and reclamation costs.
- Proceeds of $7.2 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights ($0.9 million) and from the DRIP Plan ($6.3 million), were used to fund $4.0 million of property acquisitions and debt repayment of $3.2 million.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures to maintain production and distributions is equal to funds flow from operations. Focus plans to finance its program for production replacement primarily through investing approximately 35 to 45 percent of funds flow from operations. Capital expenditures, including acquisitions and significant purchases of undeveloped land, above this level will be financed through a combination of funds flow, debt and equity.

In October 2006 Focus approved the DRIP Plan which provides eligible unitholders of Focus trust units the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Focus and by making optional payment for additional trust units. Under the distribution reinvestment portion of the DRIP Plan, participants can potentially buy additional units from treasury at 95 percent of the average market price. This DRIP Plan provides a service to unitholders and increases the financial flexibility of Focus. Focus wants to maintain financial flexibility at a time of shifting commodity prices. We expect the DRIP Plan will generate approximately $10.0 million through the issuance of equity on an annual basis. Focus will generally use funds generated by this plan to reduce debt and invest in additional capital projects (including land purchases and expanded development operations).

Capitalization Table

(thousands except per-unit amounts)	**June 30, 2007**	December 31, 2006
Long-term debt	**$ 286,000**	$ 297,000
Plus: working capital deficiency (excluding derivative asset & liability)	**19,223**	10,958
Total debt (excluding derivative asset & liability)	**$ 305,223**	$ 307,958
Units outstanding and exchangeable partnership units	**79,097**	78,504
Market price	**$ 17.80**	$ 18.18
Market capitalization	**$1,407,927**	$1,427,203
Total capitalization	**$1,713,150**	$1,735,161
Total debt as a percentage of total capitalization	**17.8%**	17.7%
Annualized funds flow from operations (1)	**$ 256,496**	$ 247,062
Total debt to funds flow	**1.2x**	1.2x

(1) June 30, 2007 is based on the funds flow of the Trust for the 181-day period. The calculation of debt to annualized funds flow at December 31, 2006 is based on the $124.5 million of funds flow from operations of the Trust for the period of July 1 to December 31, 2006 to more appropriately match the asset base after the acquisition with the debt level after the acquisition late in June 2006.

2007 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 29, 2007	January 31, 2007	February 15, 2007	$0.14
February 26, 2007	February 28, 2007	March 15, 2007	$0.14
March 28, 2007	March 31, 2007	April 16, 2007	$0.14
April 26, 2007	April 30, 2007	May 15, 2007	$0.14
May 29, 2007	May 31, 2007	June 15, 2007	$0.14
June 27, 2007	June 30, 2007	July 16, 2007	$0.14
July 27,2007	July 31, 2007	August 15, 2007	$0.14
August 29, 2007	August 31, 2007	September 17, 2007	$0.14(*)
September 26, 2007	September 30, 2007	October 15, 2007	$0.14(*)

(*) estimated

Focus declared distributions of $0.84 per unit in respect of January to June 2007 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The distribution rate reflects Focus' commitment to a business strategy of sustainability where the sum of capital expenditures and distributions is approximately equal to cash flow. The Trust continually monitors the forward strip for natural gas and takes action in a prudent and proactive manner to ensure sustainability through price protection activities and by adjusting capital programs and distribution levels.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 18 of the notes to consolidated financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the Assessment of Business Risks section of the Trust's 2006 Annual Report MD&A for a detailed assessment.

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Focus.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects, the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in

half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the *Climate Change and Emissions Management Amendment Act*, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 percent starting July 1, 2007; if such reduction is not initially possible, the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12 percent target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on Focus and its operations and financial condition.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

For the six months ended June 30, 2007, approximately 13 percent of the Trust's production was from Alberta.

Disclosure Controls and Controls Over Financial Reporting

The Trust maintains a Disclosure Committee (the "Committee") that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee consists of the Chief Executive Officer and each of the Vice Presidents. The Trust's disclosure controls and procedures are in place to ensure that any material, or potentially material, information is made known to the Committee and is properly included in this report.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP and had concluded, at December 31, 2006, that the design of internal controls over financial reporting was effective.

There were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Trust's internal control over financial reporting in the six months ended June 30, 2007.

The Trust's management, including the Chief Executive Officer and the Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Trust have been detected.

Outlook – 2007

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated significantly over recent years and are determined by global demand and supply factors.

The following chart summarizes Focus' 2007 outlook. No acquisitions are assumed for the purpose of these forecasts.

In 2007, Focus will continue its active drilling and development program on its major natural gas properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2007 Expectations

Average annual production	21,500 – 23,500 BOE/d
Weighting to natural gas	89%
Production expenses per BOE	$3.75 - $4.25
Cash G&A expenses per BOE	$0.90 - $1.10
Capital expenditures - field	$95 - $115 million
Average annual payout ratio	55% - 65%
Approximate taxable portion of distributions	100%
Funds from operations/net debt	1.1x – 1.3x

Focus is committed to increasing the long-term value of the Trust to unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets ;
- Attract and retain the best value creation team;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Create value through operational expertise and control; and
- Maintain financial flexibility and strength.

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Prior to the Profico acquisition in late June 2006, many of the natural gas areas of Focus were only accessible in the winter. This includes the Tommy Lakes area, which is significant from a production and development program perspective. Please refer to the Seasonality of Operations section for additional information.
- Focus completed a major acquisition in June 2006 for approximately $1.1 billion where production more than doubled. Properties acquired allow for year-round access. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and an increase in long-term debt plus working capital deficiency of $179 million. See the Business Acquisition section for additional information.
- Effective January 1, 2007, the Trust discontinued hedge accounting on its financial commodity contracts. See Changes in Accounting Policy section for further discussion.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3
FINANCIAL								
Production revenue and financial commodity contract settlements [1]	96,294	99,269	98,434	90,395	48,663	48,146	52,315	48,790
Funds flow from operations	62,780	64,414	64,412	60,134	27,988	28,688	32,350	29,773
Per unit – basic	$0.80	$0.82	$0.81	$0.77	$0.70	$0.77	$0.86	$0.80
Cash distributions per trust unit	$0.42	$0.42	$0.48	$0.48	$0.57	$0.57	$0.54	$0.52
Payout ratio (per-unit basis)	53%	51%	59%	63%	82%	74%	63%	65%
Net income [2]	23,790	5,748	21,646	12,671	21,873	16,780	17,858	17,573
Per unit – basic	$0.30	$0.07	$0.28	$0.19	$0.57	$0.46	$0.49	$0.48
Capital expenditures	8,863	49,642	26,986	36,457	2,674	24,289	10,865	5,658
Acquisition expenditures, net	3,973	-	45	-	1,091,294	-	(33)	10,394
Long-term debt plus working capital[3]	305,223	324,137	307,958	313,390	297,451	109,094	92,518	94,252
Total Trust Units – outstanding (000's)	79,097	78,765	78,504	78,425	78,359	37,521	37,456	37,418
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,798	1,911	1,965	1,844	1,563	1,610	1,714	1,718
NGLs (bbls/d)	831	810	706	740	682	784	762	833
Natural gas (mcf/d)	115,585	115,515	113,539	115,612	46,753	45,137	42,629	44,910
BOE (@ 6:1)	21,894	21,974	21,594	21,853	10,038	9,917	9,582	10,036

(1) Production revenue includes settlements for financial commodity contracts. For 2007, it excludes any unrealized gains or losses recorded for financial commodity contracts and excludes the reclassification to earnings of gains on hedges held at January 1, 2007.

(2) Effective January 1, 2007, the Trust discontinued hedge accounting for its financial commodity contracts. See Changes in Accounting Policy for further discussion.

(3) Long-term debt less working capital excludes any derivative asset or derivative liability.

Consolidated Balance Sheets (unaudited)

(thousands)	June 30, 2007	December 31, 2006
ASSETS		
Current assets		
Accounts receivable	$ 35,642	$ 51,392
Derivative asset	17,191	-
Prepaid expenses and deposits	6,202	5,467
Commodity contracts	-	2,959
	59,035	59,818
Petroleum and natural gas properties and equipment	1,278,909	1,301,056
Goodwill	453,241	453,241
Reclamation fund	7,793	5,649
	$1,798,978	$1,819,764
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 35,516	$ 50,426
Cash distributions payable	11,073	12,443
Current bank debt	14,478	4,948
Commodity contracts	-	3,123
	61,067	70,940
Long-term debt [note 6]	286,000	297,000
Asset retirement obligation [note 5]	39,346	36,131
Future income taxes	328,716	318,800
	715,129	722,871
NON-CONTROLLING INTEREST		
Exchangeable shares [note 7]	-	4,550
UNITHOLDERS' EQUITY		
Unitholders' capital [note 8]	960,427	922,426
Exchangeable partnership units [note 9]	201,001	218,500
Contributed surplus	4,310	2,945
Accumulated income [note 12]	(88,199)	(51,528)
Accumulated other comprehensive income [note 14]	6,310	-
	1,083,849	1,092,343
Commitments and contingencies [note 18]		
	$1,798,978	$1,819,764

See Notes to Consolidated Financial Statements

Approval on behalf of the Board of Directors:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (Deficit) (unaudited)

	Three Months Ended, June 30,		Six Months Ended, June 30,	
(thousands except per-unit amounts)	**2007**	2006	**2007**	2006
Revenue				
Production revenue	**$ 92,522**	$ 43,748	**$184,894**	$ 92,311
Financial commodity contract settlements [note 3]	**3,772**	4,915	**10,670**	4,498
Unrealized gain (loss) on commodity contracts [note 3]	**20,591**	-	**(8,595)**	-
Reclassification to earnings of gains on hedges [note 3]	**6,175**	-	**16,826**	-
Royalties	**(18,134)**	(8,991)	**(35,582)**	(19,765)
Alberta Royalty Tax Credit	**-**	125	**-**	259
Facility income	**657**	960	**1,285**	1,667
Interest income	**13**	2	**123**	10
	105,596	40,759	**169,621**	78,980
Expenses				
Transportation system charges	**3,244**	2,746	**6,828**	5,271
Production	**7,385**	4,217	**16,276**	9,128
General and administrative	**2,103**	2,273	**4,407**	3,894
Elimination of the Executive Bonus Plan	**-**	2,872	**-**	2,872
Interest and financing	**4,238**	1,357	**8,292**	2,395
Depletion and depreciation	**50,034**	15,082	**99,538**	28,818
Accretion of asset retirement obligation	**761**	520	**1,437**	784
	67,765	29,067	**136,778**	53,162
Income before income taxes	**37,831**	11,692	**32,843**	25,818
Income and other taxes				
Future income tax expense (reduction)	**14,041**	(10,458)	**3,305**	(13,605)
Current tax	**-**	62	**-**	212
	14,041	(10,396)	**3,305**	(13,393)
Non-controlling interest – exchangeable shares	**-**	215	**-**	560
Net income for the period	**23,790**	21,873	**29,538**	38,651
Changes in other comprehensive income [note 14]	**(4,270)**	-	**(11,637)**	-
Comprehensive income	**19,520**	-	**17,901**	-
Accumulated income (deficit), beginning of period	**(78,827)**	(4,416)	**(51,528)**	(258)
Net income	**23,790**	21,873	**29,538**	38,651
Cash distributions	**(33,162)**	(28,719)	**(66,209)**	(49,655)
Accumulated deficit, end of period	**$(88,199)**	$(11,262)	**$ (88,199)**	$(11,262)
Net income per unit [note 16]				
Basic	**$ 0.30**	$ 0.57	**$ 0.38**	$ 1.03
Diluted	**$ 0.30**	$ 0.55	**$ 0.37**	$ 1.01

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, June 30, 2007	2006	Six Months Ended, June 30, 2007	2006
Operating activities				
Net income for the period	**$ 23,790**	$ 21,873	**$ 29,538**	$ 38,651
Add non-cash items:				
Non-controlling interest – exchangeable shares	**-**	215	**-**	560
Non-cash general and administrative expenses [note 10]	**920**	756	**1,607**	1,469
Depletion and depreciation	**50,034**	15,082	**99,538**	28,818
Accretion on asset retirement obligation	**761**	520	**1,437**	784
Reclassification to earnings of gains on hedges	**(6,175)**	-	**(16,826)**	-
Unrealized (gain) loss on commodity contracts	**(20,591)**	-	**8,595**	-
Future income tax expense	**14,041**	(10,458)	**3,305**	(13,605)
Reclamation costs	**(338)**	(285)	**(821)**	(285)
Net change in non-cash working capital items	**7,963**	(1,557)	**16,859**	(3,212)
	70,405	26,146	**143,232**	53,180
Financing activities				
Proceeds from issue of trust units (pursuant to Distribution Reinvestment Plan)	**3,314**	(140)	**6,264**	(140)
Proceeds from exercise of unit appreciation rights	**435**	38	**929**	461
Increase (decrease) in long-term debt	**(25,000)**	143,000	**(11,000)**	154,500
Cash distributions paid	**(33,115)**	(20,960)	**(67,578)**	(41,515)
	(54,366)	121,938	**(71,385)**	113,306
Investing activities				
Capital asset additions	**(8,863)**	(2,674)	**(58,505)**	(26,963)
Acquisition expenditures	**(3,973)**	(142,500)	**(3,973)**	(142,500)
Reclamation fund contributions, net of costs	**(1,279)**	(450)	**(2,144)**	(897)
Net change in non-cash working capital items	**(3,193)**	(2,462)	**(7,225)**	(819)
	(17,308)	(148,086)	**(71,847)**	(171,179)
Increase (decrease) in cash and cash equivalents during the period	**(1,269)**	(2)	**-**	(4,693)
Cash and cash equivalents, beginning	**1,269**	5	**-**	4,696
Cash and cash equivalents, ending	**$ -**	$ 3	**$ -**	$ 3

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

JUNE 30, 2007 AND 2006 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust, and FET Energy Ltd., entities that are wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to a net profits interest agreement (the "NPI Agreement").

Pursuant to the terms of the NPI Agreement, the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. become the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

3. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments -- Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Effective January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Increase (decrease) ($ thousands)	
Derivative assets	25,950
Derivative liabilities	-
Future income tax liability	(8,003)
Accumulated other comprehensive income	
Hedges, net of income taxes	17,947

The following table summarizes the income statement (before tax) effects of the financial commodity contracts:

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Financial commodity contract settlements	$ 3,772	$10,670
Unrealized gain (loss) on commodity contracts	20,591	(8,595)
Reclassification to earnings of gains on hedges	6,175	16,826
	$30,538	$18,901

(a) Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available-for-sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Changes to the measurement of existing financial assets and liabilities at the date of adoption were adjusted to opening accumulated other comprehensive income as noted above.

(b) Derivatives

The Trust continues to utilize financial derivatives and non-financial derivatives, such as commodity sales contracts requiring physical delivery, to manage a portion of the price risk attributable to future sales of petroleum and natural gas production.

The Trust has elected to account for its commodity sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts on an accrual basis rather than as non-financial derivatives. Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument and were also accounted for as operating contracts.

Subsequent changes in fair value of derivatives that are not designated or do not qualify for hedge accounting are recognized in net earnings as incurred.

Prior to January 1, 2007, the Trust applied hedge accounting to its financial derivatives. On January 1, 2007, the Trust discontinued hedge accounting for all existing financial derivatives. Net derivative gains of $17.9 million in accumulated other comprehensive income at January 1, 2007 are reclassified to earnings in future periods as the original hedged transactions affect net earnings. From that date forward, the changes in fair value of such derivatives will be recognized in net earnings when incurred. Discontinuing hedge accounting will not affect the Trust's reported financial position or cash flows.

(c) Embedded Derivatives

On adoption, the Trust elected to recognize as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Trust did not identify any material embedded derivatives which required separate recognition and measurement.

(d) Other Comprehensive Income

The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as hedges. This information is contained in Note 14.

4. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million. Of this amount, $1,070.5 million was for the acquisition of oil and gas assets, and the remaining $20.8 million was for the acquisition of working capital.

This amount consisted of the issuance of 30,802,817 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units had a fair value of $21.85 per unit. The Board of Directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(36,717)
Petroleum and natural gas properties and equipment	903,645
Fair value of commodity contracts	1,679
Goodwill	448,141
Asset retirement obligation	(14,570)
Future income taxes	(266,684)
	1,091,294

Effective June 27, 2006, the results from operations from the assets purchased from PEML have been included in the consolidated financial statements of the Trust.

5. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $92.0 million which will be incurred between 2007 and 2040. The majority of the costs will be incurred after 2021. A credit-adjusted risk-free rate of 7.5 percent and an inflation rate of 2.1 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	2007	2006
Balance, beginning of period	$36,131	$15,090
Accretion expense	1,437	784
Development activity and change in estimates	2,599	241
Acquisition of PEML assets		14,570
Settlement of liabilities	(821)	(285)
Balance as at June 30	$39,346	$30,400

6. LONG-TERM DEBT

As at June 30, 2007 the Trust has a $350 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15 million demand operating line of credit. At June 30, 2007, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at June 30, 2007 is approximately 5.4 percent.

The credit facility will revolve until June 24, 2008, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. The Trust has requested the extension.

7. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. were convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio was increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. The exchangeable shares of FET Resources Ltd. were listed for trading on the Toronto Stock Exchange under the symbol FTX.

The exchangeable shares of FET Resources Ltd. were redeemable by FET Resources Ltd. at any time when the aggregate number of issued and outstanding exchangeable shares was less than 1,000,000. As a result of a minimal number of exchangeable shares outstanding, FET Resources Ltd. elected to redeem all of its exchangeable shares outstanding on

January 16, 2007. In connection with this redemption, FET Resources Ltd. exercised its overriding redemption call right to purchase such exchangeable shares from holders of record. Each redeemed exchangeable share was purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007, rounded to the nearest whole trust unit. A Notice of Redemption was mailed to all exchangeable shareholders outlining the terms of this redemption.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2007	2006	2007	2006
Balance as at January 1	502,587	560,218	$ 4,550	$4,131
Net income attributable to non-controlling interest	-	-	-	392
Exchanged for trust units	(502,587)	(23,751)	(4,550)	(179)
Balance as at June 30	-	536,467	$ -	$4,344

8. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

In October 2006, the Trust put in place the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") which provides the option for unitholders to reinvest cash distributions into additional units, either issued from treasury at 95 percent of the prevailing market price or through the facilities of the Toronto Stock Exchange at prevailing market rates with no additional commissions or fees. To date the Trust has issued units from treasury at a discount to satisfy the distribution reinvestment component of the DRIP Plan. The Trust will determine and announce, prior to each distribution payment date, the amount of equity, if any, that will be made available from treasury under the DRIP Plan on that date. As at June 30, 2007, the Trust has listed and reserved 577,621 trust units for the DRIP Plan.

	Number of Units		Consideration (thousands)	
Trust Units of Focus Energy Trust	2007	2006	2007	2006
Balance as at January 1	67,768,125	36,687,167	$922,426	$244,426
Issued pursuant to Plan of Arrangement with PEML (i)		30,802,799		672,902
Issued on conversion of exchangeable shares (ii)	740,311	33,128	13,066	776
Issued pursuant to the Executive Bonus Plan (iii)	-	31,253	-	767
Issued pursuant to the Distribution Reinvestment Plan (iv)	363,586	-	6,264	-
Issued on conversion of exchangeable partnership units (v)	800,882	-	17,499	-
Exercise of Unit Appreciation Rights (vi)	225,500	42,750	1,172	654
Balance as at June 30	69,898,404	67,597,097	$960,427	$919,525

(i) Issued pursuant to Plan of Arrangement with PEML at a fair value of $21.85 per trust unit

(ii) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(iii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was eliminated in 2006.

(iv) Issued pursuant to the DRIP Plan, with units issued from treasury at 95 percent of the average market price for the 10 days immediately preceding the distribution date

(v) Issued on conversion of exchangeable partnership units to trust units with the consideration recorded being equal to the historical value of the exchangeable partnership units

(vi) Exercise of Unit Appreciation Rights includes cash consideration of $928,940 (2006 - $461,000) and contributed surplus credit of $242,696 (2006 - $193,713).

9. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

	Number of Units		Consideration (thousands)	
Exchangeable Partnership Units of Focus Energy Trust	2007	2006	2007	2006
Balance as at January 1	9,999,992	-	$218,500	$ -
Issued pursuant to Plan of Arrangement with PEML	-	9,999,992	-	218,500
Exchanged for trust units	(800,882)	-	(17,499)	-
Balance as at June 30	9,199,110	9,999,992	$201,001	$218,500

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

10. TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust Unit Rights Incentive Plan ("Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Rights Plan granted rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries.

At the Annual General and Special Meeting on May 17, 2007, unitholders approved amendments to the Rights Plan and approved the new Unit Award Incentive Plan ("Unit Award Plan"). The amendments to the Rights Plan included reducing the current maximum of 5 percent of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units) by the number of trust units reserved under the Unit Award Plan such that the combined maximum number of trust units issuable under the Rights Plan and Unit Award Plan will be 5 percent of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units). To June 30, 2007, the Trust has listed and reserved 3,622,821 trust units in respect of the Rights Plan and Unit Award Plan.

There were no further grants under the Rights Plan after May 17, 2007. At June 30, 2007, there were rights outstanding to purchase 2,190,081 trust units pursuant to the terms of the Rights Plan.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the unitholder, the exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets (excluding any ceiling test write-downs and adjustments due to the conversion of exchangeable shares or any other fully paid exchangeable securities of the Corporation and Limited Partnership units of Focus Limited Partnership into trust units) less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Rights Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2007		2006	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	2,438,063	$ 16.52	1,311,100	$ 12.52
Granted	52,670	$ 18.16	89,500	$ 24.61
Exercised	(225,500)	$ 5.20	(42,750)	$ 10.78
Forfeitures	(75,152)	$ 21.16	(44,000)	$ 19.48
Before reduction of exercise price	2,190,081	$ 17.57	1,313,850	$ 13.16
Reduction of exercise price	-	$ (0.84)	-	$ (1.05)
Balance as at June 30	2,190,081	$ 16.73	1,313,850	$ 12.11

- The average exercise price at the grant date was $20.22.
- The average contractual life of the rights outstanding is 2.66 years.
- The number of rights exercisable at June 30, 2007 is 279,750.
- The average fair value at the grant date for the six months ended June 30, 2007 is $4.91. The fair value of rights is estimated using a modified Black Scholes option pricing model and amortized over the vesting period.

The Trust has recorded non-cash compensation expense of $919,931 and $1,607,470 for the quarter and six months ended June 30, 2007. The Trust recorded non-cash compensation expense of $332,843 and $664,718 for the quarter and six months ended June 30, 2006.

11. UNIT AWARD INCENTIVE PLAN

At the Annual General and Special Meeting on May 17, 2007, unitholders approved a Unit Award Plan which authorizes the Board of Directors to grant awards of restricted trust units and performance trust units. The Unit Award Plan will settle in trust units which may be issued from treasury or purchased on the Toronto Stock Exchange. The number of trust units reserved under the Unit Award Plan is such that the combined maximum number of trust units issuable under the Rights Plan and Unit Award Plan will be 5 percent of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units). To June 30, 2007, the Trust has listed and reserved 3,622,821 trust units in respect of the Rights Plan and Unit Award Plan. As at June 30, 2007, there had not been any grants made under the Unit Award Plan On July 20, 2007 321,564 restricted trust units and 616,251 performance trust units were granted.

12. ACCUMULATED INCOME (DEFICIT)

(thousands)	2007	2006
Accumulated income, before cash distributions	$ 289,463	$ 225,608
Accumulated cash distributions	(377,662)	(236,870)
Balance as at June 30	$ (88,199)	$ (11,262)

13. FINANCIAL INSTRUMENTS

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments.

The Company's financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:

The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:

The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:

The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing.

Financial Contracts	Daily Quantity	Contract Price			Price Index	Term
Crude oil	400 bbls	$	70.00-79.00	Cdn	WTI	July 2007 – December 2007
	400 bbls	$	70.93	Cdn	WTI	July 2007 – September 2007
Natural gas	7,300 GJ	$	7.70	Cdn	AECO	July 2007 – October 2007
	15,000 GJ	$	7.77	Cdn	AECO	July 2007 – October 2007
	10,000 GJ	$	7.90	Cdn	AECO	July 2007 – October 2007
	5,000 GJ	$	8.00	Cdn	AECO	July 2007 – October 2007
	5,000 GJ	$	7.52	Cdn	AECO	July 2007 – October 2007
	5,000 GJ	$	7.50	Cdn	AECO	July 2007 – October 2007
	5,000 GJ	$	7.53	Cdn	AECO	July 2007 – October 2007
	5,000 GJ	$	7.50	Cdn	AECO	July 2007 – October 2007
	15,000 GJ	$	8.25-9.00	Cdn	AECO	November 2007 – March 2008
	15,000 GJ	$	8.02	Cdn	AECO	November 2007 – March 2008
	10,000 GJ	$	8.60	Cdn	AECO	November 2007 – March 2008

New CICA Handbook Standards, Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", and Section 1530 "Comprehensive Income" are applicable for the Trust beginning in 2007.

As a result, hedge accounting for financial contracts has not been continued in future periods beyond 2006. All derivative contracts commencing January 1, 2007 are recorded at fair value on the balance sheet. Derivatives are adjusted to fair value each period with the change recognized in the determination of income. Settlement of derivatives is included in the Statement of Cash Flows as an operating activity. Unrealized gains and losses are subtracted or added back as a non-cash item.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

(thousands)	2007
Accumulated other comprehensive income, beginning of period	$ -
Adoption of financial instruments [notes 3 and 13], net of tax ($8.0 million)	17,947
Reclassification to earnings of gains on hedges, net of tax ($5.2 million)	(11,637)
Balance as at June 30	$ 6,310

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments. The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as cash flow hedges.

At December 31, 2006 the fair value of the Trust's outstanding hedges was $25.8 million. The adjustment to accumulated other comprehensive income is shown net of tax. This value will be reclassified and brought through income over the life of the original contracts until March 2008 at which time the balance will be nil.

15. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2007, which have no book value, would have resulted in a net payment to the Trust of $6.7 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	15,000 GJ	$7.15	Cdn	July 2007 – October 2007
	10,000 GJ	$7.18	Cdn	July 2007 – October 2007
	10,000 GJ	$8.96	Cdn	November 2007 – March 2008
	10,000 GJ	$7.12	Cdn	November 2007 – March 2008*

*contract entered into subsequent to June 30, 2007

16. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable partnership units and exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the three-month period ended June 30 are based on the weighted average number of trust units outstanding in 2007 of 78,909,306 (2006 of 38,573,537). Basic per-unit calculations for the six-month period ending June 30, 2007 are based on the weighted average number of trust units outstanding in 2007 of 78,776,328 (2006 of 37,651,345).

Diluted calculations for the three-month period ended June 30 include additional trust units for the dilutive mpact of the Rights Plan in 2007 of 328,325 (2006 of 518,289) and nil exchangeable shares (2006 of 761,285) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts. Diluted calculations for the six-month period ended June 30, include additional trust units for the dilutive impact of the Rights Plan in 2007 of 359,309 (2006 of 515,835) and 61,768 for exchangeable shares (2006 of 766,185) converted at the average exchange rate.

Supplementary cash flow information for the six months ended June 30:

(thousands)	2007	2006
Interest paid	$ 8,332	$ 4,196
Interest received	$ 123	$ 9
Taxes paid	$ 6	$ 928
Cash distributions paid	$ 67,578	$ 41,515

17. INCOME TAXES

On June 22, 2007, Bill C-52, the Federal Government's legislation containing provisions to impose a tax on publicly traded income trusts and partnerships, received Royal Assent. The legislation includes a 31.5 percent tax for taxation years beginning in 2011 on income of the Trust before distributions. Distributions will effectively be taxed as a dividend to the taxable Canadian investor.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. Prior to the legislation becoming enacted, future income taxes were not required to be recorded on temporary differences related to the carrying value of these assets over their tax value. As a result of the legislation becoming enacted, the Trusts' tax status has changed for purposes of Canadian accounting guidelines. A non-cash, future income tax expense of $13.8 million has been recorded on these temporary differences in the second quarter of 2007 because of this change in tax status.

The Federal Government also announced a reduction in the general corporate tax rate in 2011 to 18.5 percent. Prior to that, the government had announced a reduction in the general corporate tax rate from 21 percent to 19 percent from 2007 to 2010 and the elimination of the corporate surtax in 2008. The Saskatchewan general corporate tax rate decreased from 14 percent to 13 percent on July 1, 2007 and will further decrease to 12 percent on July 1, 2008.

18. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2007	2008-2009	2010-2011	2012 and thereafter
Office premises	3,419	769	1,924	726	-
Operating leases	359	359	-	-	-
Mineral and surface leases(2)	28,262	4,710	9,421	9,421	4,710
Transportation and processing	29,323	13,414	11,224	1,351	3,334
Asset retirement obligations(3)	39,346	894	486	950	37,016
Total contractual obligations	100,709	20,146	23,055	12,448	45,060

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 13 and 15.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2007 to 2012 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2012 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Senior Vice President and C.F.O.

Dennis M. Lawrence
Senior Vice President and C.O.O.

Hugh C. McCaskill
Vice President, Development

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Vice President, Finance

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister[4][5]

John A. Brussa[3]

Stuart G. Clark[1][2]

Derek W. Evans

Jeff S. Lebbert[3]

James H. McKelvie[2][3]

David P. O'Brien[5]

Gerald A. Romanzin[2][4][5]

Clayton H. Woitas[4]

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3300, 205 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2V7

Tel: (403) 781-8409

Fax: (403) 781-8408

www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listing:

Focus Energy Trust: FET.UN

SOLICITORS

Burnet, Duckworth & Palmer LLP

Calgary, Alberta, Canada

AUDITORS

KPMG LLP

Calgary, Alberta, Canada

BANKERS

Bank Syndicate

Lead Agent: Royal Bank of Canada

Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.

Calgary, Alberta

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company

Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbl	Barrel of oil or natural gas liquids
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
mbbl	Thousand barrels
mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
MBOE	Thousands of barrels of oil equivalent
MBOE/d	Thousands of barrels of oil equivalent per day
MMBOE	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquid
OPEC	Organization of Petroleum Exporting Countries
RLI	Reserve Life Index
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	United States Dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Senior Vice President and Chief Financial Officer
Tel: (403) 781-8406

FOCUS ENERGY TRUST

Suite 3300, 205 – 5th Avenue SW, Calgary, Alberta, Canada T2P 2V7 Tel (403) 781-8409 Fax (403) 781-8408 www.focusenergytrust.com

82-34761

FOCUS ENERGY TRUST

2 0 0 7

Q3

Consolidated Highlights

(thousands of dollars, except where indicated)		Three Months Ended Sept. 30, 2007		2006		Nine Months Ended Sept. 30, 2007		2006	Change
FINANCIAL									
Production revenue and financial commodity contract settlements (1)		**89,044**		90,395		**284,607**		187,204	52%
Funds flow from operations (2)		**60,026**		60,134		**187,220**		116,810	60%
Per unit (3) (4)	**$**	**0.76**	$	0.77	**$**	**2.37**	$	2.25	5%
Cash distributions									
Per unit	**$**	**0.42**	$	0.48	**$**	**1.26**	$	1.62	(22)%
Payout ratio (per-unit basis)		**55%**		63%		**53%**		72%	(19)%
Net income		**19,138**		12,670		**48,676**		51,321	(5)%
Per unit	**$**	**0.24**	$	0.19	**$**	**0.62**	$	1.08	(43)%
Capital expenditures (5)		**25,624**		36,459		**84,129**		63,420	33%
Acquisitions (5)		**278**		-		**4,251**		1,091,294	(100)%
Long-term debt less working capital (8)		**301,486**		313,390		**301,486**		313,390	(4)%
Increase (decrease) for the period		**(3,737)**		15,939		**(6,472)**		220,872	
Total Trust Units – outstanding (000's)(4)		**79,491**		78,425		**79,491**		78,425	1%
Weighted average Total Trust Units (000's)(6)		**79,311**		78,399		**78,956**		51,892	52%
OPERATIONS									
Average daily production									
Crude oil (bbls/d)		**1,750**		1,844		**1,819**		1,673	9%
NGLs (bbls/d)		**913**		740		**852**		735	16%
Natural gas (mcf/d)		**109,728**		115,612		**113,588**		69,425	64%
Barrels of oil equivalent (@ 6:1)		**20,951**		21,853		**21,602**		13,980	55%
Average product prices realized (7)									
Crude oil (CDN$/bbl)	**$**	**74.18**	$	70.09	**$**	**68.02**	$	68.81	(1)%
NGLs (CDN$/bbl)	**$**	**61.25**	$	66.56	**$**	**59.43**	$	64.00	(7)%
Natural gas (CDN$/mcf)	**$**	**6.83**	$	6.75	**$**	**7.32**	$	7.14	(3)%
Field netback per BOE									
Revenue (7)	**$**	**44.68**	$	43.92	**$**	**46.60**	$	47.12	(1)%
Royalties	**$**	**(6.87)**	$	(8.37)	**$**	**(8.28)**	$	(9.52)	(13)%
Production expenses	**$**	**(3.84)**	$	(3.50)	**$**	**(4.02)**	$	(4.24)	(5)%
Field netback	**$**	**33.97**	$	32.04	**$**	**34.31**	$	33.36	3%
Wells drilled									
Gross		**143**		154		**349**		171	104%
Net		**119.0**		128.6		**275.0**		144.0	90%
Success rate		**100%**		100%		**100%**		100%	
TRUST UNIT TRADING STATISTICS									
Unit prices									
High	**$**	**17.83**	$	25.09	**$**	**20.41**	$	25.89	
Low	**$**	**16.68**	$	20.85	**$**	**16.19**	$	20.31	
Close	**$**	**17.46**	$	21.25	**$**	**17.46**	$	21.25	(18)%
Daily average trading volume		**162,056**		282,942		**191,202**		199,258	(4)%

TSX Listings:

FET.UN
FOCUS Energy Trust Units

For further information about Focus Energy Trust please contact:

Derek Evans
President
and Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Senior Vice President
and Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408

(1) Production revenue includes settlements for financial commodity contracts. For 2007, it excludes any unrealized gains or losses recorded for financial commodity contracts and excludes the reclassification to earnings of gains on hedges held at January 1, 2007.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(3) Based on the weighted average Total Trust Units outstanding for the period.

(4) Total Trust Units being trust units, exchangeable partnership units, and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio for exchangeable shares was 1.44137 at September 30, 2006. All outstanding exchangeable shares were redeemed for trust units on January 16, 2007. Each exchangeable partnership unit is exchangeable into one trust unit.

(5) Cost of capital expenditures and acquisitions excluding any asset retirement obligation or future income tax.

(6) Weighted average Total Trust Units including trust units, exchangeable partnership units and exchangeable shares converted at the average exchange ratio.

(7) Includes settlements for financial commodity contracts and net of transportation charges. For 2007, it excludes any unrealized gains or losses recorded for financial commodity contracts and excludes the reclassification to earnings of gains on hedges held at January 1, 2007.

(8) Long-term debt less working capital excludes any derivative asset or derivative liability. At September 30, 2007, there was a $16.8 million derivative asset as compared to a derivative liability of $0.2 million at December 31, 2006.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, changes in legislation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- During the third quarter Focus continued to execute on our sustainable business model. In spite of lower natural gas prices, we were able to realize strong netbacks, allowing us to deploy capital to replace production while at the same time maintaining distributions to unitholders. Funds flow from operations in the first three quarters of 2007 has essentially funded field capital expenditures of $84.1 million, distributions to unitholders of $99.8 million and $4.5 million of contributions to the reclamation fund.

- Third quarter netbacks of $33.97 per BOE were a result of strong realized natural gas prices and low operating, royalty and general and administrative costs.

- Natural gas hedging programs generated $17.8 million of incremental revenue in Q3 2007 ($32.1 million year-to-date), providing additional certainty to our distribution and capital programs.

- Field capital costs continue to drop and are being complemented by increased service efficiency.

- We have continued our successful program of selective acquisitions around our core areas, increasing our working interest in 48 (20 net) sections of land at our new Trutch Halfway gas pool adjacent to Tommy Lakes.

- Third quarter funds flow from operations of $0.76/unit was down five percent from $0.80/unit in Q2 2007, in a quarter where the average AECO daily reference price for natural gas decreased by 27 percent.

Message to Unitholders

In Q3 the majority of our capital program was focused on the Shackleton field with the drilling of 143 (119 net) Milk River gas wells with 100 percent success. We were active expanding the pool boundaries on the west side of the Shackleton field at Sceptre and on the east side at Tyner. Activity in the developed parts of the pool focused on increasing the drilling density from four to eight wells per section, with the drilling of approximately 80 wells from our 1000+ well inventory. We are pleased with the success of these programs from both a cost and production perspective. These programs have improved our understanding of the pool and its ultimate reserve potential, as well as providing additions to our drilling inventory.

Funds flow from operations remained strong in the third quarter of 2007 at $60.0 million, reflecting continued support from natural gas price protection activities, low production expenses and low general and administrative costs. Our realized natural gas price of $6.83 per mcf in Q3 2007 was 32 percent higher than the average AECO daily reference price of $5.18 per mcf, demonstrating the positive contribution of our natural gas hedging program.

Operating costs in the third quarter were $3.84 per BOE, up slightly from the $3.71 per BOE in Q2 2007. Our operating costs continue to be among the lowest in the trust sector. We continue to see field capital cost reductions and improvements in service efficiency, largely driven by reduced gas-directed drilling activity levels in the Western Canadian Sedimentary Basin. We expect to see these positive trends continue throughout the first half of 2008.

Outlook

Throughout the third quarter we have seen continued deterioration in the natural gas price as the North American gas supply adjusts to increased levels of LNG being delivered to the east coast of the United States and growing U.S. domestic supply. Focus was built not only to survive but to prosper during these volatile natural gas markets. We have strong hedge positions with over 50 percent of gas hedged for Q4 2007 and Q1 2008 at $8.56 per mcf. Our royalty, operating, general and administrative, and interest cost structures are among the lowest in the sector and reflect our continued focus on the aspects of our business that we can control. Combined, these factors result in high netbacks supporting our significant capital and distribution programs. Our inventory of drilling opportunities continues to expand and we have three years of drilling inventory at our current pace. This inventory generates economic rates of return at a flat $5.00 per mcf natural gas price. We have a conservative debt position with debt-to-funds-flow of 1.2 times and our sustainable business model ensures that we live within our funds flow and that only the best projects get capitalized.

On October 25, 2007, the Alberta government released details of a new royalty framework for Alberta. This new framework is effective January 1, 2009 and will result in a significant increase in Crown royalties paid by Alberta producers. Focus' exposure to Alberta is limited to approximately 13 percent of our total production and we estimate that the impact to the Trust's funds flow will be less than two percent.

Our capital program in the first half of Q4 involves the completion and tie-in of all wells remaining from the summer program. Later in the quarter we will kick off our Shackleton winter drilling program, which is focused on environmentally sensitive areas with winter-only access. The latter part of the quarter will also see the start of our 15-well 2007/2008 Tommy Lakes winter drilling program.

The Trust is in excellent shape, largely unaffected by the Alberta royalty decision and with our capex and distribution programs well supported by a strong hedging position. We believe natural gas prices have bottomed and we expect to see a sustained recovery in prices throughout 2008. The combination of improving gas prices and better cost efficiencies from the service sector should positively impact our profitability and funds flow as we move into 2008.

I would like to thank all of our unitholders for their ongoing support and confidence in Focus.

On behalf of the Board of Directors,



Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and nine months ended September 30, 2007 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated November 6, 2007 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

OPERATIONS SUMMARY	Three Months Ended Sept. 30, 2007	2006	Nine Months Ended Sept. 30, 2007	2006
Average daily production				
Barrels of oil equivalent (@ 6:1)	**20,951**	21,853	**21,602**	13,980
% of Natural gas	**87%**	88%	**88%**	83%
Average product prices realized				
Crude oil sales (CDN$/bbl)	**$ 76.15**	$ 74.16	**$ 68.54**	$ 72.28
Financial commodity contract settlements (CDN$/bbl)	**$ (1.98)**	$ (4.07)	**$ (0.52)**	$ (3.47)
Realized price (CDN$/bbl)	**$ 74.18**	**$** 70.09	**$ 68.02**	$ 68.81
NGLs (CDN$/bbl)	**$ 61.25**	$ 66.56	**$ 59.43**	$ 64.00
NGL price/crude oil price	**80%**	90%	**87%**	89%
Natural gas sales (CDN$/mcf)	**$ 5.87**	$ 6.11	**$ 6.89**	$ 6.77
Transportation system charges (CDN$/mcf)	**$ (0.29)**	$ (0.32)	**$ (0.31)**	$ (0.46)
Financial commodity contract settlements (CDN$/mcf)	**$ 1.25**	$ 0.96	**$ 0.75**	$ 0.82
Realized price (CDN$/mcf)	**$ 6.83**	$ 6.75	**$ 7.32**	$ 7.14
Reference prices & differential to Focus sales price, after transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 79.83**	$ 81.63	**$ 72.93**	$ 76.43
Differential (CDN$/bbl)	**$ (3.67)**	$ (7.47)	**$ (4.39)**	$ (4.14)
Natural gas (AECO daily CDN$/mcf)	**$ 5.18**	$ 5.66	**$ 6.55**	$ 6.40
Differential (CDN$/mcf)	**$ (0.11)**	$ (0.27)	**$ (0.27)**	$ (0.51)
Funds flow from operations per BOE				
Production revenue	**$ 39.82**	$ 40.86	**$ 44.37**	$ 45.71
Financial commodity contract settlements	**6.38**	4.75	**3.89**	3.68
Transportation system charges	**(1.52)**	(1.69)	**(1.65)**	(2.27)
Realized price	**44.68**	43.92	**46.60**	47.12
Royalties	**(6.87)**	(8.37)	**(8.28)**	(9.52)
Production expenses	**(3.84)**	(3.50)	**(4.02)**	(4.24)
Field netback	**33.97**	32.04	**34.31**	33.36
Facility income	**0.29**	0.35	**0.32**	0.62
General and administrative, cash portion	**(0.60)**	(0.63)	**(0.67)**	(0.97)
Elimination of the Executive Bonus Plan	**-**	-	**-**	(0.75)
Interest and financing and other	**(2.22)**	(1.85)	**(2.11)**	(1.60)
Current and large corporations tax	**(0.30)**	-	**(0.10)**	(0.06)
Funds flow from operations per BOE	**$ 31.14**	$ 29.91	**$ 31.75**	$ 30.61
Funds flow from operations/field netback	**92%**	93%	**93%**	92%
Royalty rate (before financial commodity contract settlements)	**18%**	21%	**19%**	22%
Effective royalty rate (after financial commodity contract settlements)	**15%**	19%	**18%**	20%

	Three Months Ended Sept. 30, 2007	2006	Nine Months Ended Sept. 30, 2007	2006
Production revenue and financial commodity contract settlements ($ thousands)				
Crude oil	**12,296**	12,618	**34,129**	33,156
Financial commodity contract settlements	**(318)**	(691)	**(257)**	(1,585)
NGLs	**5,147**	4,534	**13,823**	12,850
Natural gas, before transportation system charges	**59,306**	64,996	**213,690**	128,453
Financial commodity contract settlements	**12,613**	10,239	**23,222**	15,632
Non-cash amortization of hedging contracts	**-**	(1,301)	**-**	(1,301)
Production revenue and financial commodity contract settlements	**89,044**	90,395	**284,607**	187,204
Funds flow from operations ($ thousands)				
Cash flow from operating activities	**56,023**	35,682	**199,255**	88,861
Reclamation costs	**413**	-	**1,234**	285
Net change in non-cash working capital items	**3,590**	24,452	**(13,269)**	27,664
Funds flow from operations	**60,026**	60,134	**187,220**	116,810

Overall Performance

Results for the third quarter of 2007 continue to reflect the benefits of our price protection activities at a time of declining reference prices of natural gas and the emphasis on reinvestment in our core natural gas area of Shackleton, Saskatchewan.

The main activity for Focus during the third quarter of 2007 was the continuation of the development drilling program in the Shackleton field, with the successful drilling of 143 natural gas wells.

Funds flow from operations remained relatively strong for the quarter due to crucial support from natural gas protection activities, despite the significant decline in the reference price of natural gas. Natural gas reference prices decreased 27 percent during the quarter, however, price protection activities added $1.77 per mcf to the realized natural gas price, resulting in additional revenue of approximately $17.8 million. Production volumes in the third quarter of 2007 were four percent lower compared with the second quarter of 2007 and the third quarter of 2006.

Funds flow from operations for the third quarter of 2007 was $60.0 million or $0.76 per unit. This compares with $62.8 million or $0.80 per unit in the second quarter of 2007 and $60.1 million or $0.77 per unit in the third quarter of 2006. Funds flow from operations per unit for the nine months ended September 30, 2007 increased five percent compared with the prior year, driven by a one-and-one-half percent increase in production per unit, a two-and-one-half percent higher average realized natural gas price and lower general and administrative expenses on a BOE basis.

During the quarter, funds flow from operations of $60.0 million plus $0.7 million of debt financing, funded field capital expenditures of $25.6 million, distributions of $33.6 million and contributions to the reclamation fund and reclamation costs of $1.5 million. Long-term debt less working capital (excluding derivative assets and liabilities) decreased by $3.7 million during the quarter. This was the net result of receiving $4.4 million in proceeds from the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") and $0.4 million from the exercise of trust unit rights, and paying out $0.3 million for acquisitions and $0.7 million for operations.

On a year-to-date basis, funds flow from operations of $187.2 million plus $1.2 million of debt, have funded field capital expenditures of $84.1 million, distributions of $99.8 million and contributions to the reclamation fund and reclamation costs of $4.5 million. Long-term debt less working capital (excluding derivative assets and liabilities) decreased by $6.5 million. This was a result of receiving $10.6 million in proceeds from the DRIP Plan and $1.3 million from the exercise of trust unit rights, more than offsetting the $1.0 million debt funding for operations and $4.3 million in acquisitions. Focus remains committed to a strong balance sheet and sustainability whereby capital expenditures and distributions are funded by funds flow from operations. On a year-to-date basis, Focus has essentially funded all of its field capital expenditures, distributions to unitholders and reclamation fund contributions out of funds flow from operations. The ratio of debt to annualized funds flow from operations is approximately 1.2 times.

Capital expenditures for the nine months ended September 30, 2007 were $84.1 million with 96 percent directed towards natural gas. Of the $80.7 million investment in natural gas properties, 71 percent has been reinvested at Shackleton with the drilling of 340 gas wells and expansion of gas processing facilities. A further 29 percent has been reinvested at Tommy Lakes in British Columbia with the drilling of six wells, a 50-kilometer seismic program south of the main Halfway pool, tie in of the new Trutch pool to the northwest of the main Halfway pool and initial costs associated with the

upcoming winter drilling program. Results of our capital programs for the first nine months remain in line with expectations.

Net income for the three months ended September 30, 2007 of $19.1 million, or $0.24 per unit, compared with net income of $12.7 million, or $0.19 per unit, in the third quarter of 2006. On a year-to-date basis, net income for the nine months ended September 30, 2007 was $48.7 million, or $0.62 per unit, compared with net income of $51.3 million, or $1.08 per unit, in 2006. The significant change from the prior year is primarily due to higher depletion and depreciation charges resulting from the major acquisition in June 2006 and the change in accounting policy January 1, 2007 to record the unrealized gains on commodity contracts.

Seasonality of Operations

Prior to the major acquisition of Saskatchewan properties in June 2006, the majority of Focus' natural gas production was in British Columbia and was only accessible in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

Subsequent to the major acquisition in June 2006, only about 30 percent of our natural gas production is from northeast British Columbia and seasonality is less of a factor on our operations.

Production

2007 Q3 compared with 2007 Q2:

- Average production during the third quarter was 20,951 BOE/d, a slight decline compared to 21,894 BOE/d in the second quarter of 2007. Production was weighted 87 percent towards natural gas, four percent towards natural gas liquids and nine percent towards crude oil.
- Average natural gas production was 109.7 Mmcf per day, a five percent decline compared to 115.6 Mmcf per day in the second quarter of 2007. Natural gas production at Tommy Lakes was 33.2 Mmcf per day compared to 35.5 Mmcf per day in the second quarter of 2007 due to warm weather experienced in the summer, repairs and maintenance and new wells coming off flush production. Saskatchewan natural gas production averaged 68.9 Mmcf per day compared to 71.8 Mmcf per day in the second quarter of 2007. The natural decline has been partially offset by production from new wells, the majority of which came on stream in the last half of Q3.
- Oil production fell three percent reflecting natural production decline and limited capital investment on crude oil properties.

2007 Q3 compared with 2006 Q3:

- Production in the third quarter of 2006 was 21,853 BOE/d compared to 20,951 BOE/d in the third quarter of 2007.
- Natural gas production declined five percent from 115.6 Mmcf per day in the third quarter of 2006 to 109.7 Mmcf per day in the third quarter of 2007. Saskatchewan properties contributed 68.9 Mmcf per day to third quarter 2007 production and 75.4 Mmcf per day to third quarter 2006 production. Production at Tommy Lakes was 33.2 Mmcf per day in the third quarter of 2007 compared to 31.7 Mmcf per day in the third quarter of 2006.
- Oil production declined 94 BOE/d from 1,844 BOE/d in the third quarter of 2006 to 1,750 BOE/d in the third quarter of 2007. The Saskatchewan properties contributed 274 BOE/d of heavy oil to Q3 2007 production compared with 292 BOE/d in Q3 2006.
- NGL production increased 173 BOE/d from 740 BOE/d in the third quarter of 2006 to 913 BOE/d in the third quarter of 2007 due to increased recovery of natural gas liquids at our Tommy Lakes and Sylvan Lake properties.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006 (prior to the major Saskatchewan acquisition)

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

a) a higher than standard heat content of our natural gas at 1.16 GJ's per mcf;

b) approximately 83 percent of our natural gas being delivered to British Columbia markets which received a lower price;

c) approximately 83 percent of our natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Natural Gas Pricing after June 30, 2006 (after the major Saskatchewan acquisition)

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) an average heat content of our natural gas of 1.06 GJ's per mcf;

  b) approximately 30 percent of natural gas being delivered to British Columbia markets which receives a lower price than the AECO reference price;

  c) approximately 30 percent of natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Realized natural gas price compared to AECO daily reference price to September 30, 2007:

	Three Months Ended September 30,		Nine Months Ended September 30,	
Realized Price Per Mcf	**2007**	2006	**2007**	2006
AECO daily average (CDN$/mcf)[1]	**$ 5.18**	$ 5.66	**$ 6.55**	$ 6.40
Plus: heat content adjustment [1][2]	**0.05**	0.01	**0.05**	0.30
Less: differential to B.C. markets [1][2]	**(0.01)**	(0.04)	**(0.05)**	(0.19)
Less: transportation system charges [2]	**(0.29)**	(0.32)	**(0.31)**	(0.46)
Adjust: timing of actual gas sales [1][2]	**0.13**	0.08	**0.05**	(0.17)
Price before price protection (physical & financial)	**5.07**	5.39	**6.29**	5.89
Impact of longer term physical sales contracts [1]	**0.52**	0.40	**0.29**	0.43
Financial hedging settlements	**1.25**	0.96	**0.75**	0.82
Focus realized price per mcf [3]	**$ 6.83**	$ 6.75	**$ 7.32**	$ 7.14
(1) Focus natural gas sales price per mcf (before transportation system charges and financial commodity contract settlements)	**$ 5.87**	$ 6.11	**$ 6.89**	$ 6.77
(2) Differential of Focus sales price to AECO daily reference price after transportation and before price protection per mcf	**$ (0.11)**	$ (0.27)	**$ (0.27)**	$ (0.51)

(3) For 2007, excludes any unrealized gains or losses recorded for financial commodity contracts and excludes the reclassification to earnings of gains on hedges held at January 1, 2007

Natural Gas Pricing

- Natural gas reference prices continued to decline in Q3 2007 due to the absence of storm-related supply disruptions in the Gulf of Mexico, increasing U.S. natural gas production and record levels of LNG imports into the U.S. resulting in high storage levels. Natural gas reference prices are currently improving slightly, however, combined with the strength of the Canadian dollar, Canadian natural gas prices have not seen as much improvement as US benchmark prices. The average AECO daily reference price per mcf for natural gas was $5.18 during the third quarter of 2007 compared with $7.07 for the second quarter of 2007 and $5.66 in the third quarter of 2006.

- Focus' realized natural gas price of $6.83 per mcf in the third quarter of 2007 was seven percent lower compared to the second quarter of 2007 price of $7.35 per mcf due to a 27 percent decrease in the reference price and a higher level of gains from the settlement of physical and financial commodity contracts.

- The realized price in the third quarter of 2007 was slightly higher than the third quarter of 2006 as the decrease in the reference price of natural gas was offset by higher financial and physical hedging settlements.

- During the third quarter of 2007, our price protection program reduced some of the volatility in natural gas prices and increased the realized price received by $1.77 per mcf. During the

quarter, 21 percent of natural gas was sold under forward physical sales contracts which resulted in natural gas sales being $5.2 million higher than if the natural gas had been sold based on the AECO daily reference price. Forty-nine percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was positive $12.6 million for the third quarter of 2007.

- Year-to-date price protection programs have increased realized natural gas prices by $1.04 per mcf and increased revenue by approximately $32.1 million. This compares with a benefit of $1.25 per mcf and $23.8 million for the comparable period in 2006.
- Accounting for financial contracts changed in 2007 to mark-to-market accounting from hedge accounting. This is further discussed in Notes 3 and 13 of the notes to consolidated financial statements.

Crude Oil

- The price realized for crude oil, after settlement of financial hedges, was $74.18 per barrel for the third quarter of 2007 versus $70.09 for the comparable period in 2006 and $67.64 per barrel in the second quarter of 2007.
- The differential between the sales price of our crude oil and the Edmonton par reference price for light oil in the third quarter of 2007 was $3.67 per barrel compared with $4.14 per barrel in the second quarter of 2007. Heavy oil production, representing 16 percent of oil production for the quarter, had a differential of $29.67 per barrel. Light oil production had a positive differential of $1.15 per barrel.
- We utilized price protection for a portion of our crude oil production. For Q3 2007, 800 barrels per day were hedged financially with a cost of $0.3 million, or $1.98 per barrel. This compares with a cost of $0.7 million in the third quarter of 2006 on 700 barrels per day hedged, or $4.07 per barrel. For the second quarter of 2007, 800 barrels per day were hedged with financial commodity contracts which resulted in a cost of $15,000, or $0.09 per barrel.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.
- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark-to-market values is contained in Notes 12 and 14 of the notes to consolidated financial statements.

Price Protection (volume and reference price)		2007	2008			
		Q4	Q1	Q2	Q3	Q4
Natural gas	Mmcf/d	63.4	56.4	14.1	14.1	4.7
	CDN$/mcf	$8.43-$8.55	$8.71-$8.91	$6.76	$6.76	$6.76
Crude oil	bbls/d	400	800	800	400	400
	CDN$/bbl	$70.00-$79.00	$74.27-$78.77	$74.27-$78.77	$78.53	$78.53

These amounts assume a heat content of 1.06 GJ per mcf for our natural gas.

Changes in Accounting Policy

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments – Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and, Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting and apply to fiscal years beginning on or after October 1, 2006.

Upon adoption of these new standards, the Trust discontinued hedge accounting on its financial commodity contracts. The unrealized gain on the outstanding contracts at January 1, 2007 has been included in accumulated other comprehensive income on adoption and will be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings which is over its original contract term. All financial commodity contracts entered into subsequent to January 1, 2007 will be recorded at fair value on the balance sheet. These contracts will be adjusted to fair value each period with the change recognized in the determination of

income. See Notes 3 and 13 of the notes to consolidated financial statements for further discussion.

The following table summarizes the income statement impact of the financial commodity contracts:

(thousands)	Three Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2007
Fair value of financial contracts outstanding at end of period (asset) [1]	$ 16,757	$ 16,757
Fair value of financial contracts outstanding at beginning of period [2]	17,191	25,786
Change in fair value – unrealized gain (loss) on financial commodity contracts	(433)	(9,029)
Cash settlement of financial contracts in the period	12,295	22,965
Reclassification to earnings of gains on hedges [3]	6,243	23,069
Income statement impact before tax	$ 18,105	$ 37,005

(1) Represents the net derivative asset amount on the balance sheet.

(2) The fair value of financial commodity contracts outstanding at December 31, 2006 was $25.8 million. This was recognized in accumulated other comprehensive income ("AOCI") and is amortized to income over the term of those contracts. AOCI and changes in other comprehensive income are presented in financial statements on a net-of-tax basis.

(3) Transitional provisions of the new standards require the fair value of the outstanding financial contracts at December 31, 2006 be recognized in income over the term of the contracts. This amount represents the third quarter and nine month amortization of the December 31, 2006 fair value amount.

The following table summarizes the financial statement effects of the recognition of accumulated other comprehensive income:

(thousands)	
On adoption, net of tax ($25.9 million less related tax of $8.0 million) [1]	$ 17,947
Amortized to income, net of tax ($23.1 million less related tax of $7.1 million)	15,955
Balance as at September 30, 2007	$ 1,992

(1) Adoption amount includes $0.2 million related to the amortization of other commodity contracts.

Physical commodity contracts will continue to be accounted for on an accrual basis.

Production Revenue

- Production revenue, including financial contract hedging settlements, was $89.0 million for the three months ended September 30, 2007 compared to $90.4 million in Q3 2006. Approximately 81 percent of production revenue was from natural gas. The small reduction in production revenue is mostly due to lower natural gas production volumes. This is partially offset by higher price realizations for crude oil and natural gas and higher NGL production volume.
- Production revenue for Q3 2007 decreased by $7.3 million from Q2 2007, mainly due to lower natural gas price realizations and production volumes which were partially offset by higher crude oil price realizations.

Royalties

Royalties, as a percentage of revenue before financial commodity contract settlements and net of transportation charges, were 18 percent in the third quarter of 2007 compared to 21 percent in the third quarter of 2006. Crown royalties on the Saskatchewan properties are generally lower than on the properties in Alberta and British Columbia. The effective royalty rate for the third quarter of 2007 was 15 percent compared to 19 percent in the third quarter of 2006 mainly due to the increase in financial hedging settlements in Q3 2007. Financial commodity contract settlements are not subject to royalties.

On October 25, 2007, the Alberta government released details of a new royalty framework for Alberta. The new royalty framework is effective January 1, 2009 and will result in a significant increase in Crown royalties paid by Alberta producers. It is a sliding scale structure, sensitive to both price and well productivity. The government's report, titled "The New Royalty Framework", is available on the Province of Alberta's website. We estimate that the impact to the Trust's funds flow will be less than two percent. Alberta production for the nine months ended September 30, 2007 is 13 percent of total production. Alberta production represents six percent of natural gas production and 62 percent of crude oil and NGL production.

Production Expenses

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production expenses per BOE	$3.84	$3.71	$4.50	$4.04	$3.50	$4.62	$5.50	$4.61

- Production expenses for the third quarter of 2007 were $3.84 per BOE compared with $3.71 per BOE for the second quarter of 2007 and $3.50 for the third quarter of 2006. Our yearly production expenses remain on target to our guidance of $3.75 to $4.25 per BOE.
- Production expenses declined from the second quarter of 2006 largely due to the addition of the Saskatchewan properties which have lower production expenses.

General and Administrative Expenses

(thousands)	Three Months Ended Sept. 30, 2007	Three Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2006
Cash G&A expenses	**$ 3,135**	$ 3,054	**$ 10,448**	$ 6,976
Overhead recoveries	**(1,983)**	(1,795)	**(6,495)**	(3,290)
Total cash G&A expenses	**1,152**	1,259	**3,953**	3,686
Non-cash G&A expense[1]	**-**	-	**-**	804
Rights Plan expense[2]	**766**	647	**2,373**	1,312
Unit Award Plan expense [2]	**1,163**	-	**1,163**	-
Net G&A reported	**$ 3,081**	$ 1,906	**$ 7,489**	$ 5,802
Cash-based G&A per BOE	**$ 0.60**	$ 0.63	**$ 0.67**	$ 0.97
Net reported G&A per BOE	**$ 1.60**	$ 0.95	**$ 1.27**	$ 1.52

(1) Gross general and administrative expenses for the nine months ended September 30, 2006 included $0.8 million related to the Executive Bonus Plan. Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was terminated June 30, 2006.

(2) Rights Plan and Unit Award Plan compensation expense are calculated using the fair value method and represent a non-cash charge. Further details are contained in Notes 9 and 10 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $0.60 per BOE for the third quarter of 2007 and $0.67 per BOE for the nine months ended September 30, 2007. This compares to $0.63 per BOE for the third quarter of 2006 and $0.97 per BOE for the nine months ended September 30, 2006. The major acquisition in late June 2006 necessitated the addition of personnel in all areas of the Trust to handle the expanded production base, larger capital programs and additional corporate requirements. This growth increased general and administrative costs associated with personnel, rent and corporate activities. Even though we have grown in size, general and administrative expenses per BOE have gone down because of increased production and additional overhead recoveries from the acquired operated properties.

Cash-based general and administrative expenses remained constant at approximately $0.60 per BOE in the second and third quarters of 2007 and our annual guidance remains at $0.90 to $1.10 per BOE.

Focus reviewed and updated its long-term compensation plans to be more comparable with the standard industry compensation framework. At the Annual General and Special Meeting on May 17, 2007, unitholders approved a new Unit Award Incentive Plan ("Unit Award Plan") which will grant awards of restricted trust units ("RTUs") and performance trust units ("PTUs"). In addition, the Trust Unit Rights Incentive Plan ("Rights Plan") was amended so that no further rights would be granted under that plan. Additional information on these plans is contained in Notes 9 and 10 of the notes to consolidated financial statements. This review process took several months and resulted in Focus being without an effective long-term incentive plan. Consequently, as a bridge to a new long-term incentive plan, a bonus was paid to employees in July 2007. This $1.2 million payment was approved by the Board of Directors during the first quarter of 2007 and was recorded in the March 31, 2007 financial statements.

In July 2007, the Board of Directors approved the initial grant of RTUs and PTUs. At September 30, 2007 there are 320,811 RTU and 606,999 PTU grants outstanding. The Unit Award Plan will pay out in trust units which may be issued from treasury or purchased on the Toronto Stock Exchange. We anticipate that the trust units will be issued from treasury. Additional trust units will be issued for the value of accrued distributions. RTUs and PTUs will vest over a period of two years and nine months. The number of RTUs issued is fixed, whereas the number of PTUs issued is calculated by using a payout multiplier which is tied directly to the performance of the Trust. The

payout multiplier, which will vary between zero and two, is determined annually and is based on value measurements as defined by the Board of Directors. The Unit Award Plan provides that the maximum number of trust units reserved for issuance shall not exceed five percent: (i) of our outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable securities of any other entity controlled by us) less (ii) the aggregate number of trust units reserved under the Rights Plan.

The RTUs and PTUs are accounted for on a fair value basis. This compensation expense is a non-cash charge and is based on the fair value of the trust units on the date of grant. The fair value of a Focus trust unit at the date of initial grant was $17.55. Compensation expense is recognized in income over the two year and nine month vesting period with a corresponding increase in contributed surplus. The first vesting and settlement of the RTUs and PTUs will occur in July 2008. This compensation expense of $1.2 million in the third quarter consists of $0.4 million related to the RTUs and $0.8 million related to the PTUs.

Compensation expense associated with the PTUs has been estimated by assuming a payout multiplier of one. The payout multiplier is based on annual performance indicators which cannot be determined with certainty currently. We anticipate that the payout multiplier will be determined in the first quarter of 2008 prior to the release of the 2007 annual and fourth quarter results.

The additional trust units that will be issued for accrued distributions are accounted for in equity with a corresponding payable. This is also accounted for over the two year and nine month vesting period.

Interest and Financing Expenses

Interest and financing expenses were $4.3 million in the third quarter of 2007 compared to $4.2 million in the second quarter of 2007. Average debt declined during the third quarter and average interest rates increased. The Trust's debt is subject to floating short-term market interest rates. Outstanding long-term debt decreased $4.5 million from $286 million at June 30, 2007 to $281.5 million at September 30, 2007.

Interest and financing expenses increased from $3.7 million in the third quarter of 2006 to $4.3 million in the third quarter of 2007 commensurate with higher interest rates. Outstanding long-term debt at September 30, 2007 was $281.5 million compared to $293.2 million at September 30, 2006.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense consists of the following:

(thousands)	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
Depletion and depreciation of oil and gas assets	**$ 44,153**	$ 48,271	**$ 134,708**	$ 70,139
Depletion of asset retirement obligation (1)	**901**	797	**2,635**	1,362
Depletion related to the conversion of exchangeable shares (2)	**3,519**	3,616	**10,767**	10,001
Accretion of the asset retirement obligation	**800**	523	**2,236**	1,307
	$ 49,373	$ 53,207	**$ 150,346**	$ 82,809

(per BOE)	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
Depletion and depreciation of oil and gas assets	**$ 22.92**	$ 24.01	**$ 22.84**	$ 18.38
Depletion of asset retirement obligation (1)	**0.47**	0.40	**0.45**	0.36
Depletion related to the conversion of exchangeable shares (2)	**1.83**	1.80	**1.83**	2.62
Accretion of the asset retirement obligation	**0.42**	0.26	**0.38**	0.34
	$ 25.62	$ 26.47	**$ 25.50**	$ 21.70

(1) Depletion related to the capitalized portion of the asset retirement obligation that is depleted over the estimated net proved reserves.

(2) The conversion of exchangeable shares results in an increase in petroleum and natural gas properties and equipment without an increase in reserves and is depleted over the estimated net proved reserves. Exchangeable shares have all been converted to trust units at January 16, 2007.

Depletion, depreciation and accretion for the three months ended September 30, 2007 increased slightly to $25.62 per BOE compared to $25.50 per BOE in the second quarter of 2007. The second quarter 2006 amount includes $0.39 per BOE related to accretion.

The depletion, depreciation and accretion rate incorporates the results of independent reserve reports dated December 31, 2006 and actual capital expenditures.

Asset Retirement Obligation

The asset retirement obligation increased $2.3 million to $41.6 million at September 30, 2007 from $39.3 million at June 30, 2007 largely due to drilling activity and accretion expense. The asset retirement obligation recorded represents the net present value of cash flows required to settle asset retirement obligations. Asset retirement costs are capitalized as part of petroleum and natural gas properties and equipment and are depleted over the estimated net proved reserves. A full description is contained in Note 4 of the notes to consolidated financial statements.

A reclamation fund has been established to fund environmental and site reclamation costs. Contributions to the reclamation fund are made each quarter such that the currently estimated future environmental and site restoration costs will be funded after 20 years. At September 30, 2007, the reclamation fund had a balance of $8.9 million. The contribution level is reviewed annually commensurate with the annual reserve reports based on a detailed assessment of future estimated environmental and site restoration costs.

We anticipate that all expenditures will be financed by the reclamation fund. Reclamation costs in the nine months ended September 30, 2007 were 66 percent funded by the reclamation fund. The remaining 34 percent was funded temporarily through working capital.

Income and Other Taxes

On June 22, 2007, Bill C-52, the Federal Government's legislation containing provisions to impose a tax on publicly traded income trusts and partnerships, received Royal Assent. The legislation includes a 31.5 percent tax for taxation years beginning in 2011 on income of the Trust before distributions. Distributions will effectively be taxed as a dividend to the taxable Canadian investor.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. Prior to the legislation becoming enacted, future income taxes were not required to be recorded on temporary differences related to the carrying value of these assets over their tax value. As a result of the legislation becoming enacted, the Trusts' tax status has changed for purposes of Canadian accounting guidelines. A non-cash, future income tax expense of $13.8 million has been recorded on these temporary differences in the second quarter of 2007 because of this change in tax status.

Income and other taxes include a future income tax recovery of $4.6 million in the third quarter of 2007 compared to a recovery of $7.8 million in the third quarter of 2006. The future income tax recovery in the third quarter resulting from the transfer of taxable income from the Trust to individual unitholders and from the depletion associated with the accounting for exchangeable shares, is offset by the expense from previously recorded temporary differences.

As noted above, the legislation is effective January 1, 2011 provided the Trust continues to comply with the "normal growth" guidelines in the transitional period until 2011.

Current guidelines effectively measure "normal growth" with reference to the Trust's market capitalization on October 31, 2006, the date the government first announced the proposal for the tax. The "normal growth" will permit new equity of 40 percent to the end of December 31, 2007 with an additional 20 percent per year 2008 to 2010, for a total of 100 percent. In addition, the Trust will be permitted to repay existing outstanding debt on October 31, 2006 without impacting the normal growth limits.

We are currently assessing various structural alternatives in light of the legislation however, in spite of the structural implications, our core business remains the same.

Current tax provision of $0.6 million in the third quarter of 2007 relates to estimated income tax for two subsidiary corporations of the Trust.

Capital Expenditures

Capital expenditures for field operations in the third quarter of 2007 were $25.6 million. Expenditures were almost entirely in our core area of Shackleton. We drilled 113 (110 net) wells and participated in another 30 (9 net) with another operator for a total of 143 (119 net) Milk River gas wells with a 100 percent success rate.

Although rain delays slowed down the start of our Shackleton summer drilling program in the second quarter, the addition of a third drilling rig in the third quarter helped make up some lost time. The Shackleton summer program is coming in on time, on budget and as per expectations in terms of well results.

During the third quarter we acquired further lands and working interest positions at our new Trutch Halfway gas pool, adding 48 (20 net) sections of land. This $2.2 million transaction is effective September 1 and closed October 16, 2007.

We will continue to have an active program in Shackleton throughout the fourth quarter. In the first half of Q4 we will be finishing the completions and tie-ins from the summer programs and the second half of Q4 will see us start drilling in our environmentally sensitive winter access areas. Also, in Q4 we will be starting our 2007/2008 Tommy Lakes winter drilling program.

Liquidity and Capital Resources

As at September 30, 2007 Focus had a working capital deficit of $20.0 million (excluding any derivative asset or liability) compared with working capital deficit of $11.0 million (excluding any derivative asset or liability) at December 31, 2006 and working capital deficit of $20.2 million (excluding any derivative asset or liability) at September 30, 2006. The working capital deficiency has increased from year end partly due to a decrease in revenue receivables from a lower natural gas price at September 30, 2007 compared to December 31, 2006 and an increase in the drawings under the bank operating facility at September 30, 2007. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end, commodity price volatility and seasonal fluctuations.

Long-term debt at September 30, 2007 was $281.5 million compared with $297 million at December 31, 2006 and $293.2 million at September 30, 2006. The decrease in long-term debt from year end results partly from the timing of capital expenditures, we are more active in the winter than in the third quarter with our winter drilling programs. In addition, current bank debt at September 30, 2007 was $14.3 million compared to $5.0 million at December 31, 2006 due to timing of cheques cashed.

Focus had a $350 million revolving syndicated credit facility among four Canadian financial institutions and a $15 million operating facility with one Canadian chartered bank at September 30, 2007. The credit facility revolves until June 24, 2008, whereupon it may be renewed for a further 364-day term subject to a review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement. At September 30, 2007, the Trust was in compliance with its covenants under its syndicated facility.

Capitalization Table

(thousands except per-unit amounts)	**Sept. 30, 2007**	December 31, 2006
Long-term debt	**$ 281,500**	$ 297,000
Plus: working capital deficiency (excluding derivative asset & liability)	**19,986**	10,958
Total debt (excluding derivative asset & liability)	**$ 301,486**	$ 307,958
Units outstanding and exchangeable partnership units	**79,491**	78,504
Market price	**$17.46**	$ 18.18
Market capitalization	**$1,387,913**	$1,427,203
Total capitalization	**$1,689,399**	$1,735,161
Total debt as a percentage of total capitalization	**17.8%**	17.7%
Annualized funds flow from operations (1)	**$ 250,312**	$ 247,062
Total debt to funds flow	**1.2x**	1.2x

(1) September 30, 2007 is based on the funds flow of the Trust for the 273-day period. The calculation of debt to annualized funds flow at December 31, 2006 is based on the $124.5 million of funds flow from operations of the Trust for the period of July 1 to December 31, 2006 to more appropriately match the asset base after the acquisition with the debt level after the acquisition late in June 2006.

In October 2006 Focus approved the DRIP Plan which provides eligible unitholders of Focus trust units the advantage of accumulating additional trust units by reinvesting their cash distributions and/or by making optional payment for additional trust units. Under the distribution reinvestment portion of the DRIP Plan, participants can potentially buy additional units from treasury at 95 percent of the average market price. This DRIP Plan provides a service to unitholders and increases our financial flexibility. Focus wants to maintain financial flexibility at a time of shifting

commodity prices. We will use funds generated by this plan to reduce debt and invest in additional capital projects, including land purchases and expanded development operations.

Trust units issued under the DRIP program in 2007 are summarized as follows:

Month	Value (thousands)	Number of Units Issued	DRIP Unit Price
January	$ 874	52,247	$16.73
February	1,002	57,431	$17.45
March	1,073	67,862	$15.82
April	1,096	64,372	$17.03
May	1,096	61,028	$17.95
June	1,122	60,646	$18.50
July	1,094	65,348	$16.74
August	1,740	106,915	$16.27
September	1,534	94,325	$16.26
	$10,631	630,174	

Cash Distributions

In determining the level of cash distributions and capital expenditures, Focus looks at cash flow from operating activities, adjusted for changes in non-cash working capital and reclamation costs. Focus refers to this subtotal as funds flow from operations. Funds flow from operations as presented does not have any standardized meaning as prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Please see page 5 for further disclosure.

Focus uses the funds flow from operations measure to analyze operating performance and leverage and in setting levels for distributions and field capital expenditures. The change in non-cash working capital varies and can be significant through the year due to the seasonality of a significant part of our operations. Tommy Lakes and a portion of our Shackleton property are accessible only in the winter. We do not expect the seasonality or other timing factors to influence the level of distributions.

	Nine Months Ended September 30,	
(thousands)	**2007**	2006
Cash flow from operating activities	**$ 199,255**	$ 88,861
Reclamation costs [1]	**1,234**	285
Net change in non-cash working capital items	**(13,269)**	27,664
Funds flow from operations	**$ 187,220**	$ 116,810
Less:		
Capital expenditures [2]	**(84,129)**	(63,420)
Reclamation fund contributions [1]	**(4,494)**	(2,388)
Distributions	**(99,806)**	(86,928)
Financing surplus (requirement) from funds flow from operations	**(1,209)**	(35,926)
Proceeds from issue of trust units (net of costs)	**1,300**	737
Proceeds from DRIP program [3]	**10,631**	-
Acquisitions [2] [4]	**(4,251)**	(184,100)
Other	**-**	(1,206)
Decrease (increase) in long-term debt and working capital	**$ 6,471**	$ (220,495)
Distributions per unit [5]	**$ 1.26**	$ 1.62
Accumulated distributions per unit, beginning of period [6]	**8.03**	5.93
Accumulated distributions per unit, end of period [6]	**$ 9.29**	$ 7.55

(1) Contributions are made each quarter to the Reclamation Fund ("the Fund"). The Fund is held on deposit at a Canadian financial institution. The contribution level is reviewed annually commensurate with the annual reserve reports based on a detailed assessment of future estimated environmental and site restoration costs. Future expenditures for environmental and site restoration costs will be financed from the Fund.

(2) Due to the nature of reserve reporting, natural production declines and the risks involved with capital expenditures, it is not possible to distinguish between capital expenditures for maintenance of productive capacity and growth of productive capacity. Asset acquisitions are excluded from productive capacity maintenance expenditures.

(3) DRIP proceeds are generally used to reduce debt, fund acquisitions and to fund expanded development opportunities.

(4) In connection with the major acquisition in June 2006, Focus paid cash of $199.8 million and obtained net working capital of $15.7 million for a net change in debt and working capital deficiency of $184.1 million.

(5) Distributions per unit is the sum of the per-unit amounts declared monthly to unitholders to date in 2007.

(6) Accumulated distributions per unit is the sum of the per-unit amounts declared monthly to unitholders since the inception of the Trust in August 2002.

Central to Focus' business strategy is the concept of sustainability where the sum of field capital expenditures to maintain production and distributions is equal to funds flow from operations. Focus plans to finance its program for production replacement primarily through investing approximately 35 to 45 percent of funds flow from operations. Capital expenditures, including acquisitions and significant purchases of undeveloped land, above this level will be financed through a combination of funds flow, debt and equity.

Cash distributions related to 2007 are as follows:

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 29, 2007	January 31, 2007	February 15, 2007	$0.14
February 26, 2007	February 28, 2007	March 15, 2007	$0.14
March 28, 2007	March 31, 2007	April 16, 2007	$0.14
April 26, 2007	April 30, 2007	May 15, 2007	$0.14
May 29, 2007	May 31, 2007	June 15, 2007	$0.14
June 27, 2007	June 30, 2007	July 16, 2007	$0.14
July 27,2007	July 31, 2007	August 15, 2007	$0.14
August 29, 2007	August 31, 2007	September 17, 2007	$0.14
September 26, 2007	September 30, 2007	October 15, 2007	$0.14
October 29, 2007	October 31, 2007	November 15, 2007	$0.14
November 28, 2007	November 30, 2007	December 17, 2007	$0.14(*)
December 27, 2007	December 31, 2007	January 15, 2008	$0.14(*)

(*) estimated

Focus declared distributions of $1.26 per unit in respect of January to September 2007 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The distribution rate reflects Focus' commitment to a business strategy of sustainability where the sum of field capital expenditures and distributions is approximately equal to cash flow. The Trust continually monitors the forward strip for natural gas and takes action in a prudent and proactive manner to ensure sustainability through price protection activities and by adjusting capital programs and distribution levels.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Sustainability of Cash Distributions

The objective of Focus Energy Trust is to provide sustainable long-term returns to our unitholders. To succeed with this objective, a strong operational focus that utilizes the drill bit to create value and a focus on a sustainable business plan is required. As production and reserves of oil and natural gas assets naturally deplete, we must continually develop and/or acquire new reserves in an economically efficient manner to remain sustainable. The four elements that we believe define sustainability are 1) production per unit, 2) reserves per unit, 3) capital reinvestment versus funds flow, and 4) drilling inventory. Production per unit is a proxy for funds flow. Stable funds flow is important in that it allows for stable capital and distribution programs.

The following table is a summary of the historical quarterly per-unit calculation for production, funds flow from operations, cash flow from operations and payout ratios:

Per-trust unit ratios	Q3 2007	Q2 2007	Q1 2007	2006	2005
Production per unit – unadjusted (1)	0.26	0.28	0.28	0.27	0.27
Production per unit – debt adjusted (2)	0.22	0.23	0.23	0.23	0.24
Funds flow from operations per unit (3)	$0.76	$0.80	$0.82	$3.09	$3.12
Cash flow from operating activities per unit	$0.71	$0.89	$0.93	$2.57	$3.07
Distributions per unit	$0.42	$0.42	$0.42	$2.10	$2.02
Payout ratio – distributions/funds flow from operations	55%	53%	51%	68%	65%
Payout ratio – distributions/cash flow from operations	59%	47%	45%	82%	66%

(1) Average daily BOE per thousand units divided by weighted average Total Trust Units.

(2) Debt adjusted assumes quarter-end debt is eliminated by adding units equal to the average net debt for the period divided by the average monthly closing unit prices for the period.

(3) Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Please see additional disclosures at beginning of the MD&A on page 5.

Reserves are determined annually based on evaluations done by independent engineering consultants. Please refer to the Trust's 2006 Annual Report for a summary of reserves as at December 31, 2006 and the calculation of reserves per unit.

We believe we have in excess of three years of drill-ready inventory at Shackleton and Tommy Lakes currently identified. In addition, we expect our ongoing drilling program will expand that inventory as pool boundaries are extended.

Financial Sustainability

($ millions)	2007 YTD	2006	2005	2004	2003	2002	Cumulative
Field capital expenditures	84.1	90.4	43.0	25.2	16.8	4.1	263.6
Distributions	99.8	124.2	73.7	61.4	41.0	11.1	411.2
Reclamation fund & expenditures	4.5	3.2	1.4	1.0	1.3	-	11.4
Total	188.4	217.8	118.1	87.6	59.1	15.2	686.2
Available funds flow from operations	187.2	181.2	116.4	89.6	65.8	19.0	659.2
Surplus (shortfall)	(1.2)	(36.6)	(1.8)	2.0	6.7	3.8	(27.0)

In 2006, there was a significant difference between funds flow from operations and total expenditures of $36.6 million. This difference resulted partly from the rapid decline of natural gas prices throughout 2006 resulting in a shortfall of approximately $20 million. The other major components of the $36.6 million were Focus' decision to invest $9.8 million at the Saskatchewan land sale in August and $5.0 million related to acceleration of the Tommy Lakes and Shackleton 2006/2007 winter drilling program into the fourth quarter. Bank debt was used to fund the shortfall.

Distributions, field capital expenditures and contributions to the reclamation fund for the first nine months of 2007 have been funded 99 percent by funds flow from operations and one percent by increased debt.

The Trust continually monitors the forward strip for natural gas and takes action in a prudent and proactive manner to protect sustainability through price protection and by adjusting capital programs and distribution levels.

Net Income and Distributions

($ millions except where noted)	2007 YTD	2006	2005	2004	2003	2002	Cumulative
Net income	48.7	73.0	63.5	59.6	41.4	10.2	296.4
Distributions	99.8	124.2	73.7	61.4	41.0	11.1	411.2
Excess (shortfall) of net income over distributions	(51.1)	(51.2)	(10.2)	(1.8)	0.4	(0.9)	(114.8)
Excess (shortfall) as a percent of net income	(105)%	(70)%	(16)%	(3)%	1%	(9)%	(39)%

Another measure of sustainability is the comparison of net income to distributions. Net income encompasses all costs including non-cash expenses such as depletion and depreciation, unrealized gains and losses on commodity contracts, future income tax expense and recoveries. Non-cash expenses will not affect the Trust's current ability to pay a monthly distribution. Cash flow from operations measures the cash generated for the period before the cost of the capital assets. Depletion and depreciation is based on the historical cost of the capital asset and does not reflect available funds flow from operations for distributions and does not represent the value of the assets at the current date. Focus made a significant acquisition in 2006 through a Plan of Arrangement for approximately $1.1 billion resulting in more than a doubling of production. The acquisition significantly increased the Trust's depletion provision. We expect reserve appreciation on the Shackleton assets once they mature, as well as from identification of additional infill and step-out locations, which could positively impact depletion.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 17 of the notes to consolidated financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that we expect to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

We have hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. Our management team's mandate includes ongoing development of procedures, standards and systems to allow us to make the best estimates possible.

Assessment of Business Risks

Refer to the Assessment of Business Risks section of the Trust's 2006 Annual Report MD&A for a detailed assessment.

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Focus.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects, the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the *Climate Change and Emissions Management Amendment Act*, which intends to reduce greenhouse gas emission intensity from

large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 percent starting July 1, 2007; if such reduction is not initially possible, the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12 percent target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on Focus and its operations and financial condition.

Disclosure Controls and Controls Over Financial Reporting

The Trust maintains a Disclosure Committee (the "Committee") that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee consists of the Chief Executive Officer and each of the Vice Presidents. The Trust's disclosure controls and procedures are in place to ensure that any material, or potentially material, information is made known to the Committee and is properly included in this report.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. At December 31, 2006, we concluded that the design of internal controls over financial reporting was effective.

There were no changes that have materially affected or are reasonably likely to materially affect the Trust's internal control over financial reporting in the nine months ended September 30, 2007.

The Trust's management, including the Chief Executive Officer and the Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Trust have been detected.

Outlook – 2007

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated significantly over recent years and are determined by global demand and supply factors.

The following chart summarizes our 2007 outlook. No major acquisitions are assumed for the purpose of these forecasts.

In 2007, we will continue our active drilling and development program on our major natural gas properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2007 Expectations

Average annual production	21,500 BOE/d
Weighting to natural gas	89%
Production expenses per BOE	$3.75 - $4.25
Cash G&A expenses per BOE	$0.90 - $1.10
Capital expenditures - field	$95 - $115 million
Average annual payout ratio	55% - 65%
Approximate taxable portion of distributions	100%
Funds from operations/net debt	1.1x – 1.3x

We are committed to increasing the long-term value of the Trust to unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets ;
- Attract and retain the best value creation team;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Create value through operational expertise and control; and
- Maintain financial flexibility and strength.

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Focus completed a major acquisition in June 2006 for approximately $1.1 billion which more than doubled our production. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and an increase in long-term debt plus working capital deficiency of $179 million.
- Prior to the major acquisition in late June 2006, many of the natural gas areas of Focus were only accessible in the winter. This includes the Tommy Lakes area, which is significant from a production and development program perspective. Please refer to the Seasonality of Operations section for additional information.
- Effective January 1, 2007, the Trust discontinued hedge accounting on its financial commodity contracts. See Changes in Accounting Policy section for further discussion.

(thousands of dollars, except as indicated)	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
FINANCIAL								
Production revenue and financial commodity contract settlements (1)	89,044	96,294	99,269	98,434	90,395	48,663	48,146	52,315
Funds flow from operations	60,026	62,780	64,414	64,412	60,134	27,988	28,688	32,350
Per unit – basic	$0.76	$0.80	$0.82	$0.81	$0.77	$0.70	$0.77	$0.86
Cash distributions per trust unit	$0.42	$0.42	$0.42	$0.48	$0.48	$0.57	$0.57	$0.54
Payout ratio (per-unit basis)	55%	53%	51%	59%	63%	82%	74%	63%
Net income (2)	19,138	23,790	5,748	21,646	12,671	21,873	16,780	17,858
Per unit – basic	$0.24	$0.30	$0.07	$0.28	$0.19	$0.57	$0.46	$0.49
Capital expenditures	25,624	8,863	49,642	26,986	36,457	2,674	24,289	10,865
Acquisition expenditures, net	278	3,973	-	45	-	1,091,294	-	(33)
Long-term debt plus working capital(3)	301,486	305,223	324,137	307,958	313,390	297,451	109,094	92,518
Total Trust Units – outstanding (000's)	79,491	79,097	78,765	78,504	78,425	78,359	37,521	37,456
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,750	1,798	1,911	1,965	1,844	1,563	1,610	1,714
NGLs (bbls/d)	913	831	810	706	740	682	784	762
Natural gas (mcf/d)	109,728	115,585	115,515	113,539	115,612	46,753	45,137	42,629
BOE (@ 6:1)	20,951	21,894	21,974	21,594	21,853	10,033	9,917	9,582

(1) Production revenue includes settlements for financial commodity contracts. For 2007, it excludes any unrealized gains or losses recorded for financial commodity contracts and excludes the reclassification to earnings of gains on hedges held at January 1, 2007.

(2) Effective January 1, 2007, the Trust discontinued hedge accounting for its financial commodity contracts. See Changes in Accounting Policy for further discussion.

(3) Long-term debt less working capital excludes any derivative asset or derivative liability.

Consolidated Balance Sheets (unaudited)

(thousands)	September 30, 2007	December 31, 2006
ASSETS		
Current assets		
Accounts receivable	$ 32,890	$ 51,392
Derivative assets	16,757	-
Prepaid expenses and deposits	9,675	5,467
Commodity contracts	-	2,959
	59,322	59,818
Petroleum and natural gas properties and equipment	1,258,092	1,301,056
Goodwill	453,241	453,241
Reclamation fund	8,910	5,649
	$1,779,565	$1,819,764
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 37,085	$ 50,426
Cash distributions payable	11,128	12,443
Current bank debt	14,338	4,948
Commodity contracts	-	3,123
	62,551	70,940
Long-term debt [note 5]	281,500	297,000
Asset retirement obligation [note 4]	41,587	36,131
Future income taxes [note 16]	322,188	318,800
	707,826	722,871
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	-	4,550
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	965,520	922,426
Exchangeable partnership units [note 8]	200,807	218,500
Contributed surplus	6,078	2,945
Accumulated deficit [note 11]	(102,658)	(51,528)
Accumulated other comprehensive income [note 13]	1,992	-
	1,071,739	1,092,343
Commitments and contingencies [note 17]		
	$1,779,565	$1,819,764

See Notes to Consolidated Financial Statements

Approval on behalf of the Board of Directors:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income, Comprehensive Income and Accumulated Income (Deficit) (unaudited)

(thousands except per-unit amounts)	Three Months Ended, September 30, 2007	2006	Nine Months Ended, September 30, 2007	2006
Revenue				
Production revenue	**$ 76,749**	$ 80,847	**$261,642**	$173,159
Financial commodity contract settlements [note 3]	**12,295**	9,548	**22,965**	14,046
Unrealized gain (loss) on commodity contracts [note 3]	**(433)**	-	**(9,029)**	-
Reclassification to earnings of gains on hedges [note 3]	**6,243**	-	**23,069**	-
Royalties	**(13,238)**	(16,834)	**(48,820)**	(36,340)
Facility income	**568**	700	**1,853**	2,367
	82,184	74,261	**251,680**	153,232
Expenses				
Transportation system charges	**2,932**	3,397	**9,759**	8,668
Production	**7,406**	7,044	**23,682**	16,172
General and administrative	**3,081**	1,905	**7,489**	5,802
Elimination of the Executive Bonus Plan	**-**	-	**-**	2,872
Interest and financing	**4,285**	3,721	**12,454**	6,104
Depletion, depreciation & accretion	**49,373**	53,207	**150,346**	82,809
	67,077	69,274	**203,730**	122,427
Income before income taxes	**15,107**	4,987	**47,950**	30,805
Income and other taxes				
Future income tax expense (reduction)	**(4,603)**	(7,811)	**(1,298)**	(21,415)
Current tax	**572**	8	**572**	221
	(4,031)	(7,803)	**(726)**	(21,194)
Non-controlling interest – exchangeable shares	**-**	119	**-**	678
Net income for the period	**19,138**	12,671	**48,676**	51,321
Changes in other comprehensive income	**(4,318)**	-	**(15,955)**	-
Comprehensive income	**14,820**	12,671	**32,721**	51,321
Accumulated income (deficit), beginning of period	**(88,199)**	(11,262)	**(51,528)**	(258)
Net income	**19,138**	12,671	**48,676**	51,321
Cash distributions	**(33,597)**	(37,274)	**(99,806)**	(86,928)
Accumulated deficit, end of period	**$(102,658)**	$(35,865)	**$(102,658)**	$(35,865)
Net income per unit [note 15]				
Basic	**$ 0.24**	$ 0.19	**$ 0.62**	$ 1.08
Diluted	**$ 0.24**	$ 0.16	**$ 0.61**	$ 0.99

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, September 30, 2007	2006	Nine Months Ended, September 30, 2007	2006
Operating activities				
Net income for the period	**$19,138**	$ 12,671	**$ 48,676**	$ 51,321
Items not affecting cash:				
Non-controlling interest – exchangeable shares	**-**	119	**-**	678
Non-cash general and administrative expenses [notes 9 & 10]	**1,928**	647	**3,536**	2,116
Depletion, depreciation and accretion	**49,373**	53,207	**150,346**	82,809
Non-cash amortization of hedging contracts	**-**	1,301	**-**	1,301
Reclassification to earnings of gains on hedges	**(6,243)**	-	**(23,069)**	-
Unrealized (gain) loss on commodity contracts	**433**	-	**9,029**	-
Future income tax expense	**(4,603)**	(7,811)	**(1,298)**	(21,415)
Reclamation costs	**(413)**	-	**(1,234)**	(285)
Net change in non-cash working capital items	**(3,590)**	(24,452)	**13,269**	(27,664)
	56,023	35,682	**199,255**	88,861
Financing activities				
Unit issue costs	**-**	-	**-**	(140)
Proceeds from issue of trust units (pursuant to Distribution Reinvestment Plan)	**4,367**	-	**10,631**	-
Proceeds from exercise of unit appreciation rights	**372**	276	**1,300**	737
Increase (decrease) in long-term debt	**(4,500)**	51,200	**(15,500)**	205,700
Distributions paid	**(33,542)**	(39,586)	**(101,120)**	(81,101)
	(33,303)	11,890	**(104,689)**	125,196
Investing activities				
Capital asset additions	**(25,624)**	(36,457)	**(84,129)**	(63,420)
Acquisition expenditures	**(278)**	-	**(4,251)**	(142,500)
Reclamation fund contributions, net of costs	**(1,116)**	(1,207)	**(3,260)**	(2,103)
Net change in non-cash working capital items	**4,298**	(9,911)	**(2,926)**	(10,730)
	(22,720)	(47,575)	**(94,566)**	(218,753)
Increase (decrease) in cash and cash equivalents during the period	**-**	(3)	**-**	(4,696)
Cash at beginning of period	**-**	3	**-**	4,696
Cash at end of period	**$ -**	$ -	**$ -**	$ -

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust, and FET Energy Ltd., entities that are wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to a net profits interest agreement (the "NPI Agreement").

Pursuant to the terms of the NPI Agreement, the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. become the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

3. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments – Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Effective January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Increase (decrease) ($ thousands)	
Derivative assets	25,950
Derivative liabilities	-
Future income tax liability	(8,003)
Accumulated other comprehensive income	
Hedges, net of income taxes	17,947

The following table summarizes the income statement (before tax) effects of the financial commodity contracts:

	Three Months Ended, September 30, 2007	Nine Months Ended, September 30, 2007
Financial commodity contract settlements	$12,295	$22,965
Unrealized gain (loss) on commodity contracts	(433)	(9,029)
Reclassification to earnings of gains on hedges	6,243	23,069
	$18,105	$37,005

(a) Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Changes to the measurement of existing financial assets and liabilities at the date of adoption were adjusted to opening accumulated other comprehensive income as noted above.

(b) Derivatives

The Trust continues to utilize financial derivatives and non-financial derivatives, such as commodity sales contracts requiring physical delivery, to manage a portion of the price risk attributable to future sales of petroleum and natural gas production.

The Trust has elected to account for its commodity sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts on an accrual basis rather than as non-financial derivatives. Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument and were also accounted for as operating contracts.

Subsequent changes in fair value of derivatives that are not designated or do not qualify for hedge accounting are recognized in net earnings as incurred.

Prior to January 1, 2007, the Trust applied hedge accounting to its financial derivatives. On January 1, 2007, the Trust discontinued hedge accounting for all existing financial derivatives. Net derivative gains of $17.9 million in accumulated other comprehensive income at January 1, 2007 are reclassified to earnings in future periods as the original hedged transactions affect net earnings. From that date forward, the changes in fair value of such derivatives will be recognized in net earnings when incurred. Discontinuing hedge accounting will not affect the Trust's reported financial position or cash flows.

(c) Embedded Derivatives

On adoption, the Trust elected to recognize as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Trust did not identify any material embedded derivatives which required separate recognition and measurement.

(d) Other Comprehensive Income

The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as hedges. This information is contained in Note 13.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $97.4 million which will be incurred between 2007 and 2040. The majority of the costs will be incurred after 2021. A credit-adjusted risk-free rate of 7.5 percent and an inflation rate of 2.1 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	2007	2006
Balance, beginning of period	$36,131	$15,090
Accretion expense	2,236	1,307
Development activity and change in estimates	4,454	425
Acquisition of PEML assets	-	14,570
Settlement of liabilities	(1,234)	(285)
Balance as at September 30	$41,587	$31,107

5. LONG-TERM DEBT

As at September 30, 2007 the Trust has a $350 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15 million demand operating line of credit. At September 30, 2007, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at September 30, 2007 is approximately 5.33 percent.

The credit facility will revolve until June 24, 2008, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. were convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio was increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. The exchangeable shares of FET Resources Ltd. were listed for trading on the Toronto Stock Exchange under the symbol FTX.

The exchangeable shares of FET Resources Ltd. were redeemable by FET Resources Ltd. at any time when the aggregate number of issued and outstanding exchangeable shares was less than 1,000,000. As a result of a minimal number of exchangeable shares outstanding, FET Resources Ltd. elected to redeem all of its exchangeable shares outstanding on January 16, 2007. In connection with this redemption, FET Resources Ltd. exercised its overriding redemption call right to purchase such exchangeable shares from holders of record. Each redeemed exchangeable share was purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007, rounded to the nearest whole trust unit. A Notice of Redemption was mailed to all exchangeable shareholders outlining the terms of this redemption.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2007	2006	2007	2006
Balance as at January 1	502,587	560,218	$ 4,550	$4,131
Net income attributable to non-controlling interest	-	-	-	678
Exchanged for trust units	(502,587)	(54,731)	(4,550)	(440)
Balance as at September 30	-	505,487	$ -	$4,369

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

In October 2006, the Trust put in place the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") which provides the option for unitholders to reinvest cash distributions into additional units, either issued from treasury at 95 percent of the prevailing market price or through the facilities of the Toronto Stock Exchange at prevailing market rates with no additional commissions or fees. To date the Trust has issued units from treasury at a discount to satisfy the distribution reinvestment component of the DRIP Plan. The Trust will determine and announce, prior to each distribution payment date, the amount of equity, if any, that will be made available from treasury under the DRIP Plan on that date. As at September 30, 2007, the Trust has listed and reserved 311,033 trust units for the DRIP Plan.

	Number of Units		Consideration (thousands)	
Trust Units of Focus Energy Trust	2007	2006	2007	2006
Balance as at January 1	67,768,125	36,687,167	$922,426	$244,426
Issued pursuant to Plan of Arrangement with PEML (i)		30,802,817		672,901
Issued on conversion of exchangeable shares (ii)	740,311	77,572	13,066	1,842
Issued pursuant to the Executive Bonus Plan (iii)	-	42,530	-	1,033
Issued pursuant to the Distribution Reinvestment Plan (iv)	630,174	-	10,631	-
Issued on conversion of exchangeable partnership units (v)	809,729	-	17,693	-
Exercise of Unit Appreciation Rights (vi)	353,750	86,500	1,704	1,026
Balance as at September 30	70,302,089	67,696,586	$965,520	$921,228

(i) Issued pursuant to Plan of Arrangement with PEML at a fair value of $21.85 per trust unit.

(ii) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion.

(iii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was eliminated in 2006.

(iv) Issued pursuant to the DRIP Plan, with units issued from treasury at 95 percent of the average market price for the 10 days immediately preceding the distribution date.

(v) Issued on conversion of exchangeable partnership units to trust units with the consideration recorded being equal to the historical value of the exchangeable partnership units.

(vi) Exercise of Unit Appreciation Rights includes cash consideration of $1,300,448 (2006 - $736,623) and contributed surplus credit of $402,907 (2006 - $289,628).

8. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

	Number of Units		Consideration (thousands)	
Exchangeable Partnership Units of Focus Energy Trust	2007	2006	2007	2006
Balance as at January 1	9,999,992	-	$218,500	$ -
Issued pursuant to Plan of Arrangement with PEML	-	9,999,992	-	218,500
Exchanged for trust units	(809,729)	-	17,693	-
Balance as at September 30	9,190,263	9,999,992	$200,807	$218,500

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

9. TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust Unit Rights Incentive Plan ("Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Rights Plan granted rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries.

At the Annual General and Special Meeting on May 17, 2007, unitholders approved amendments to the Rights Plan and approved the new Unit Award Incentive Plan ("Unit Award Plan"). The amendments to the Rights Plan included reducing the current maximum of 5 percent of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units) by the number of trust units reserved under the Unit Award Plan such that the combined maximum number of trust units issuable under the Rights Plan and Unit Award Plan will be 5 percent of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units). To September 30, 2007, the Trust has listed and reserved 3,469,571 trust units in respect of the Rights Plan and Unit Award Plan.

There were no further grants under the Rights Plan after May 17, 2007. At September 30, 2007, there were rights outstanding to purchase 2,035,031 trust units pursuant to the terms of the Rights Plan.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the unitholder, the exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets (excluding any ceiling test write-downs and adjustments due to the conversion of exchangeable shares or any other fully paid exchangeable securities of the Corporation and Limited Partnership units of Focus Limited Partnership into trust units) less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Rights Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2007		2006	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	2,438,063	$ 16.52	1,311,100	$ 12.52
Granted	52,670	$ 18.16	1,244,446	$ 23.03
Exercised	(353,750)	$ 4.82	(86,500)	$ 8.52
Forfeitures	(101,952)	$ 21.54	(95,000)	$ 21.34
Before reduction of exercise price	2,035,031	$ 18.34	2,374,046	$ 17.82
Reduction of exercise price	-	$ (1.09)	-	$ (1.00)
Balance as at September 30	2,035,031	$ 17.25	2,374,046	$ 16.82

- The average exercise price at the grant date was $20.75.
- The average contractual life of the rights outstanding is 2.5 years.
- The number of rights exercisable at September 30, 2007 is 588,100.

- The average fair value at the grant date for the nine months ended September 30, 2007 is $4.91. The fair value of rights is estimated using a modified Black Scholes option pricing model and amortized over the vesting period.

The Trust has recorded non-cash compensation expense of $766,010 and $2,373,481 for the quarter and nine months ended September 30, 2007. The Trust recorded non-cash compensation expense of $647,301 and $1,312,019 for the quarter and nine months ended September 30, 2006.

10. UNIT AWARD INCENTIVE PLAN

At the Annual General and Special Meeting on May 17, 2007, unitholders approved a Unit Award Plan which authorizes the Board of Directors to grant awards of restricted trust units ("RTUs") and performance trust units ("PTUs"). On July 11, 2007 the Board of Directors approved the initial grant of RTUs and PTUs.

The Unit Award Plan will settle in trust units which may be issued from treasury or purchased on the Toronto Stock Exchange. The number of trust units reserved under the Unit Award Plan is such that the combined maximum number of trust units issuable under the Rights Plan and Units Award Plan will be 5 percent of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units). The number of RTUs is fixed and will vest over a period of two years and nine months. The number of PTUs issued is dependent upon the performance of the Trust and will vest over a period of two years and nine months. The number of PTUs issued is dependent upon the payout multiplier which will vary between zero and two. The payout multiplier is determined annually and is based on value measures ratios as defined by the Board of Directors.

The Trust recorded non-cash compensation expense of $1.2 million for the nine and three months ended September 30, 2007. The compensation expense is based on the fair value of the trust units on the date of grant, and the PTU portion is based on an estimated payout multiplier of one. Compensation expense is recognized in income over the two years and nine month vesting period with a corresponding increase in contributed surplus.

At settlement dates, holders of RTUs and PTUs will receive additional trust units in respect of accrued cumulative distributions relating to those units from the grant date to settlement date. These additional trust units to be issued for accrued cumulative distributions are accounted for in equity with a corresponding payable. The accrued distribution amount for the three and nine months ended September 30, 2007 was $0.3 million. This is also accounted for over the two year and nine month vesting period.

The following table summarizes the restricted trust unit and performance trust unit movement for the nine months ended September 30, 2007:

	Number of RTUs	Number of PTUs
Balance, beginning of period	-	-
Granted	325,317	608,502
Forfeited	(4,506)	(1,503)
Balance as at September 30, 2007	320,811	606,999

11. ACCUMULATED INCOME (DEFICIT)

(thousands)	2007	2006
Accumulated income, before cash distributions	$ 308,601	$ 225,608
Accumulated distributions (1)	(411,259)	(261,473)
Balance as at September 30	$ (102,658)	$ (35,865)

(1) Included in accumulated distributions are the accrued cumulative distributions related to the Unit Award Incentive Plan. See Note 10 of the notes to consolidated financial statements for further discussion.

12. FINANCIAL INSTRUMENTS

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments.

The Company's financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:

The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:

The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:

The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil	400 bbls	$ 70.00-79.00	Cdn	WTI	October 2007 – December 2007
	400 bbls	$ 70.00-79.00	Cdn	WTI	January 2008 – June 2008*
	400 bbls	$ 78.53	Cdn	WTI	January 2008 – December 2008*
Natural gas	7,300 GJ	$ 7.70	Cdn	AECO	October 2007
	15,000 GJ	$ 7.77	Cdn	AECO	October 2007
	10,000 GJ	$ 7.90	Cdn	AECO	October 2007
	5,000 GJ	$ 8.00	Cdn	AECO	October 2007
	5,000 GJ	$ 7.52	Cdn	AECO	October 2007
	5,000 GJ	$ 7.50	Cdn	AECO	October 2007
	5,000 GJ	$ 7.53	Cdn	AECO	October 2007
	5,000 GJ	$ 7.50	Cdn	AECO	October 2007
	15,000 GJ	$ 8.25-9.00	Cdn	AECO	November 2007 – March 2008
	15,000 GJ	$ 8.02	Cdn	AECO	November 2007 – March 2008
	10,000 GJ	$ 8.60	Cdn	AECO	November 2007 – March 2008
	15,000 GJ	$ 6.35	Cdn	AECO	April 2008 – October 2008*

*contract entered into subsequent to September 30, 2007

New CICA Handbook Standards, Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", and Section 1530 "Comprehensive Income" are applicable for the Trust beginning in 2007.

As a result, hedge accounting for financial contracts has not been continued in future periods beyond 2006. All derivative contracts commencing January 1, 2007 are recorded at fair value on the balance sheet. Derivatives are adjusted to fair value each period with the change recognized in the determination of income. Settlement of derivatives is included in the Statement of Cash Flows as an operating activity. Unrealized gains and losses are subtracted or added back as a non-cash item.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

(thousands)	2007
Accumulated other comprehensive income, beginning of period	$ -
Adoption of financial instruments [notes 3 and 13], net of tax ($8.0 million)	17,947
Reclassification to earnings of gains on hedges, net of tax ($7.1 million)	(15,955)
Balance as at September 30	$ 1,992

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments. The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as cash flow hedges.

At December 31, 2006 the fair value of the Trust's outstanding hedges was $25.8 million. The adjustment to accumulated other comprehensive income is shown net of tax. This value will be reclassified and brought through income over the life of the original contracts until March 2008 at which time the balance will be nil.

14. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at September 30, 2007, which have no book value, would have resulted in a net payment to the Trust of $6.8 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	15,000 GJ	$7.15	Cdn	October 2007
	10,000 GJ	$7.18	Cdn	October 2007
	10,000 GJ	$8.96	Cdn	November 2007 – March 2008
	10,000 GJ	$7.12	Cdn	November 2007 – March 2008

15. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable partnership units and exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the three-month period ended September 30 are based on the weighted average number of trust units outstanding in 2007 of 79,310,594 (2006 of 77,638,100). Basic per-unit calculations for the nine-month period ending September 30, 2007 are based on the weighted average number of trust units outstanding in 2007 of 78,956,374 (2006 of 51,126,735).

Diluted calculations for the three-month period ended September 30 include additional trust units for the dilutive impact of the Rights Plan in 2007 of 79,661,704 (2006 of 540,451) and nil exchangeable shares (2006 of 761,279) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts. Diluted calculations for the nine-month period ended September 30, include additional trust units for

the dilutive impact of the Rights Plan and the Unit Award Plan in 2007 of 79,291,404 (2006 of 523,998) and 40,953 for exchangeable shares (2006 of 765,691) converted at the average exchange rate.

Supplementary cash flow information for the nine months ended September 30:

(thousands)	2007	2006
Interest paid	$ 15,196	$ 8,396
Interest received	$ 130	$ 17
Taxes paid	$ 95	$ 26,593
Cash distributions paid	$ 100,861	$ 81,101

16. INCOME TAXES

On June 22, 2007, Bill C-52, the Federal Government's legislation containing provisions to impose a tax on publicly traded income trusts and partnerships, received Royal Assent. The legislation includes a 31.5 percent tax for taxation years beginning in 2011 on income of the Trust before distributions. Distributions will effectively be taxed as a dividend to the taxable Canadian investor.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. Prior to the legislation becoming enacted, future income taxes were not required to be recorded on temporary differences related to the carrying value of these assets over their tax value. As a result of the legislation becoming enacted, the Trusts' tax status has changed for purposes of Canadian accounting guidelines. A non-cash, future income tax expense of $13.8 million was recorded on these temporary differences in the second quarter of 2007 because of this change in tax status.

The Federal Government also announced a reduction in the general corporate tax rate in 2011 to 18.5 percent. Prior to that, the government had announced a reduction in the general corporate tax rate from 21 percent to 19 percent from 2007 to 2010 and the elimination of the corporate surtax in 2008. The Saskatchewan general corporate tax rate decreased from 14 percent to 13 percent on July 1, 2007 and will further decrease to 12 percent on July 1, 2008.

17. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2007	2008-2009	2010-2011	2012 and thereafter
Office premises	3,407	761	1,920	726	-
Operating leases	731	422	309	-	-
Mineral and surface leases[(2)]	29,196	4,866	9,732	9,732	4,866
Transportation and processing	29,925	13,343	11,484	1,881	3,217
Asset retirement obligations[(3)]	41,587	1,308	486	950	38,843
Total contractual obligations	104,846	20,700	23,931	13,289	46,926

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 12 and 14.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2007 to 2012 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2012 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods.

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Senior Vice President and C.F.O.

Dennis M. Lawrence
Senior Vice President and C.O.O.

Alex G. Bouma
Vice President, Production

Hugh C. McCaskill
Vice President, Development

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Vice President, Finance

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister(4)(5)

John A. Brussa(3)

Stuart G. Clark(1)(2)(5)

Derek W. Evans

Jeff S. Lebbert(3)

James H. McKelvie(2)(3)

David P. O'Brien(5)

Gerald A. Romanzin(2)(4)

Clayton H. Woitas(4)(5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3300, 205 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2V7

Tel: (403) 781-8409

Fax: (403) 781-8408

www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listing:

Focus Energy Trust: FET.UN

SOLICITORS

Burnet, Duckworth & Palmer LLP
Calgary, Alberta, Canada

AUDITORS

KPMG LLP
Calgary, Alberta, Canada

BANKERS

Bank Syndicate
Lead Agent: Royal Bank of Canada
Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbl	Barrel of oil or natural gas liquids
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
mbbl	Thousand barrels
mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
MBOE	Thousands of barrels of oil equivalent
MBOE/d	Thousands of barrels of oil equivalent per day
MMBOE	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquid
OPEC	Organization of Petroleum Exporting Countries
RLI	Reserve Life Index
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	United States Dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Senior Vice President and Chief Financial Officer
Tel: (403) 781-8406

END

FOCUS ENERGY TRUST

Suite 3300, 205 – 5th Avenue SW, Calgary, Alberta, Canada T2P 2V7 Tel (403) 781-8409 Fax (403) 781-8408 www.focusenergytrust.com